12028118

Original

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

AMENDMENT NO. 3 TO

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Solar Mosaic, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

55 Harrison Street, Suite 300
Oakland, CA 94607

(888) 305-3929

(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

Walter Steven Richmond
Chief Financial Officer
55 Harrison Street, Suite 300
Oakland, CA 94607

(888) 305-3929

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6199	**61-1653655**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) Directors of the Issuer

The directors of the Issuer are named below. Except as indicated below, the business address for each individual is 55 Harrison Street, Suite 300, Oakland, CA 94607.

Daniel Rosen

William Parish

Nick Allen
360 Pine Street, 7th Floor
San Francisco, CA 94104

Danny Kennedy
66 Franklin Street, Suite 310
Oakland, CA 94607

(b) Officers of the Issuer

The names and positions of the officers of the Issuer are set forth below. The business address for each individual is 55 Harrison Street, Suite 300, Oakland, CA 94607.

Name	*Title*
Daniel Rosen	Chief Executive Officer and Treasurer
William Parish	President and Secretary
Walter Steven Richmond	Chief Financial Officer
Gregory Rosen	Chief Investment Officer
Anthony Bako	Chief Technology Officer
Arthur Coulston	Vice President of Product

(c) General Partners of the Issuer

Not applicable.

(d) Record Owners of 5 Percent or More of Any Class of the Issuer's Equity Securities

The record owners of 5 percent or more of any class of the Issuer's equity securities are as follows:

Name	*Address*
Daniel Rosen	55 Harrison St., Suite 300 Oakland, CA 94607

William Parish	55 Harrison St., Suite 300 Oakland, CA 94607
Spring Ventures, LLC	360 Pine Street, 7th Floor San Francisco, CA 94104
James Sandler Revocable Trust 4/29/99	Four Embarcadero Center San Francisco, CA 94111
Serious Change LP	3555 Timmons Lane Suite 800 Houston, TX 77027

(e) Beneficial Owners of 5 Percent or More of Any Class of the Issuer's Equity Securities

See Item 1(d). In addition, Nick Allen and Sunil Paul are the beneficial owners of the shares held of record by Spring Ventures, LLC, James Sandler is the beneficial owner of the shares held by James Sandler Revocable Trust 4/29/99, Josh Mailman is the beneficial owner of the shares held by Serious Change LP. Each of these beneficial owners has the same address as the record owner.

(f) Promoters of the Issuer

The promoters of the Issuer are named below. The business address for each individual is 55 Harrison Street, Suite 300, Oakland, CA 94607.

Daniel Rosen

William Parish

Arthur Coulston

(g) Affiliates of the Issuer

The Issuer has no affiliates other than the directors and officers listed above.

(h) Counsel to the Issuer with Respect to the Proposed Filing

The names and business addresses of the persons serving as counsel to the Issuer with respect to this filing are as follows:

Paul Blumenstein
General Counsel
55 Harrison Street, Suite 300
Oakland, CA 94607

Robert Plesnarski
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006

(i) Underwriters with Respect to the Proposed Filing

None

(j) **Directors of the Underwriter**

Not applicable.

(k) **Officers of the Underwriter**

Not applicable.

(l) **General Partners of the Underwriter**

Not applicable.

(m) **Counsel to the Underwriter**

Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualifying provisions as set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to Be Offered

(a) The securities to be offered in connection with this offering will not be offered by underwriters, dealers or salespersons.

(b) The securities in this offering will be offered in the following jurisdictions, subject to qualification or registration in each state, as and if necessary: California, Colorado, Nevada, New York and Oregon.

The securities to be offered in connection with this offering will be offered by the Issuer through the Internet. The Issuer is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Issuer's plan of distribution.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A are described below. In each case, the name of the issuer was Solar Mosaic, Inc.

Title and Amount of Securities Issued	Aggregate Offering Price or Other Consideration	Persons to Whom the Securities were Issued
3,368,000 shares of Common Stock, $0.0001 par value per share, 3,368,000 shares issued	Issued in exchange for interests in the issuer's predecessor, a Colorado limited liability company, upon that company's conversion to a Delaware corporation.	Arthur Coulston William Parish Daniel Rosen

Title and Amount of Securities Issued	Aggregate Offering Price or Other Consideration	Persons to Whom the Securities were Issued
Series FF Preferred Stock, $0.0001 par value per share, 442,000 shares issued	See above.	See above.
Common Stock, $0.0001 par value per share, 40,000 shares issued	$4.00	Unreasonable Institute
Convertible Promissory Notes, $345,000 aggregate principal amount	$345,000	Susan Sgarlat Johana Rosen Jim Sgarlat Spring Ventures, LLC James Sandler Revocable Trust 4/29/99 Michael L Hennessey Cellstrom Holding Gmbh Sebastian Smyth Zerberus Invest Gmbh
Convertible Promissory Notes, $195,000 aggregate principal amount	$195,000	James Sandler Revocable Trust 4/29/99 Alec Guettel Jonathan Rose Jacob Ner David Jonathan Resnick Spring Ventures, LLC
Convertible Promissory Notes, $200,000 aggregate principal amount	$200,000	Spring Ventures, LLC
Series A Preferred Stock	$2,906,735	Spring Ventures, LLC James Sandler Revocable Trust 4/29/99 Serious Change LP M4Fund LLC Brian Arbogast Liang-Yu Chi Kathy Washienko SFP Joint Venture Susan Sgarlat Johanna Rosen Jim Sgarlat Cellstrom Holding GmbH Michael L. Hennesey Zerberus Invest GmbH Sebastian Smyth Alec Guettel Jonathan Rose Jonathan Resnick Jacob Ner David Adam Wolfensohn Nia Community LLC Kim Polese Jeff Mendelsohn

(b) No unregistered securities of the issuer or any of its predecessors or affiliated issuers have been sold by or for the account of any person who was at the time a director, promoter or principal security holder of the issuer or an underwriter of any securities of the issuer.

(c) In issuing the above-referenced securities, the issuer relied on exemptions from the registration requirements of the Securities Act of 1933 (the "Securities Act") as follows:

(1) The shares of Common Stock and Series FF Preferred Stock issued to Messrs. Coulston, Parish and Rosen were issued to the existing security holders of the issuer's predecessor in exchange for LLC interests of that predecessor, in reliance upon Section 3(a)(9) of the Securities Act. No commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

(2) The shares of Common Stock issued to the Unreasonable Institute were issued in a transaction not involving any public offering, in reliance upon Section 4(2) of the Securities Act.

(3) The Convertible Promissory Notes and the Series A Preferred Stock were issued in reliance upon Rule 506 of Regulation D. The issuer took steps to ascertain that all of the purchasers were accredited investors and that they were not acting as underwriters, and the issuer did not offer or sell the securities by means of any form of general solicitation or advertising.

ITEM 6. Other Present or Proposed Offerings

The issuer expects to raise up to an additional $300,000 through the sale of 322,581 shares of Series A Preferred Stock in reliance upon Rule 506 of Regulation D under the Securities Act of 1933. At present, there are no arrangements, agreements or understandings to issue these shares.

ITEM 7. Marketing Arrangements

(a) Neither the issuer nor any person named in response to Item 1 is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

The Issuer has not used any publication, whether or not authorized by Rule 254, prior to the filing of this notification.

____________, 2012

Offering Circular

Solar Mosaic, Inc.

$393,025 Solar Power Notes

This Offering Circular relates to the offer and sale of up to $393,025 in principal amount of Solar Power Notes ("Notes") of Solar Mosaic, Inc., a Delaware corporation ("Mosaic" or the "Company"). Our principal offices are located at 55 Harrison Street, Suite 300, Oakland, CA 94607 and our telephone number is (888) 305-3929.

The Notes will be issued in the minimum amount of $25. Payment of the Notes will be dependent on payments we receive in repayment of a loan (the "Loan") we will make connection with the solar project described in this Offering Circular (the "Project").

Important terms of the Notes include the following, each of which is described in greater detail below:

- Our obligation to make payments on a Note will be limited to an amount equal to the investor's pro rata share of amounts we receive in repayment of the Loan, net of servicing fees. Neither we nor any other party will guarantee payment of the Notes or the Loan.

- The Notes are special, limited obligations of Mosaic only, and, although repayment of those obligations is based solely upon repayment of obligations of the borrower to Mosaic, the Note holders will not have any recourse to the borrower.

- The Notes will be unsecured obligations of Mosaic, and you will not have any security interest in any of Mosaic's assets, including the Loan, nor will the Notes be secured by any assets of the Project or its owner.

- The Notes will be repaid in quarterly installments that will vary based on the projected power output of the Project. The Notes will have a maturity of 10 years from issuance, which may be extended by an additional 36 months as described in this Offering Circular. Assuming they are paid in full, the Notes will have a rate of return of 5.165% over their 10-year term.

- The Loan will be secured by the assets of the Project. In the event of a default on the Loan, any recovery by Mosaic under this security interest will be shared with investors pro rata, net of our servicing fee and other applicable fees as discussed below.

The Notes will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution."

The Notes are being offered and sold pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation A promulgated thereunder. The Notes will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the Notes.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

THESE ARE SPECULATIVE SECURITIES. INVESTMENT IN THE NOTES INVOLVES SIGNIFICANT RISK. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF

YOUR INVESTMENT. SEE THE "RISK FACTORS" SECTION ON PAGE 9 OF THIS OFFERING CIRCULAR FOR A DISCUSSION OF THE FOLLOWING AND OTHER RISKS:

- The Notes are special, limited obligations of Mosaic. Proceeds of the Notes will be used to fund the Loan. To the extent we are unable to collect payments under the Loan, we will not be obligated to make the corresponding payment under the Notes.

- When you commit to purchase a Note, the Note may not be issued until up to 90 days after you make your purchase commitment, during which time the funds you have committed toward the purchase of your Notes will not be available for investment in other Notes or for withdrawal from your account. Because your funds do not earn interest while held in your funding account, the delay in issuance of your Note will have the effect of reducing the effective rate of return on your investment.

- We have a limited operating history, and, as an online company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

- We will need to raise substantial additional capital to fund our operations, and if we fail to obtain additional funding, we may be unable to continue operations.

- If we were to become subject to a bankruptcy or similar proceeding, your rights could be uncertain, your recovery of any funds due on the Note may be substantially delayed, and any funds you do recover may be substantially less than the amounts due or to become due on the Note.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	**Underwriting Discounts and Commissions**	**Proceeds to Issuer**
Per Note (Minimum)	$25	–	$25
Total	$393,025	–	$393,025

The estimated costs of this offering are $160,000. These costs will be paid directly by the Company, and no proceeds of the offering will be used for this purpose.

The proposed sale of Notes to the public will commence as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the "SEC").

ABOUT THIS OFFERING CIRCULAR

This Offering Circular describes our offer and sale of the Notes pursuant to the exemption from registration provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. This Offering Circular speaks only as of the date hereof.

This Offering Circular describes our offering of the Notes under two main headings: "About Mosaic's Business" and "The Offering."

We will amend this Offering Circular whenever the information it contains has become false or misleading in light of existing circumstances and for other purposes, such as to disclose material developments related to the Notes, to update required financial statements or if there has been a fundamental change in the information initially presented. We will file any amended Offering Circular as part of an amendment to our Form 1-A, which we will file with the SEC, state regulators or other appropriate regulatory bodies. Our amended Offering Circular will be posted on our website when the amendment has been declared effective by the SEC.

The Notes are not available for offer and sale to residents of every state. Our website will indicate the states where residents may purchase Notes. We will post on our website any special suitability standards or other conditions applicable to purchases of Notes in certain states that are not otherwise set forth in this Offering Circular.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. It does not contain all of the information you should consider before purchasing our Notes. Therefore, you should read the Offering Circular in its entirety, including the "Risk Factors" section and the financial statements and related footnotes appearing elsewhere in this Offering Circular. References to "Mosaic," "we," "us," "our," or the "Company" generally refer to Solar Mosaic, Inc.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements."

Our Platform

Mosaic operates an online "crowdfunding" platform that connects investors with opportunities to help finance solar projects. Solar projects we fund typically consist of rooftop or ground-mounted installations of photovoltaic ("PV") panels that either (a) generate on-site electric power for small businesses, nonprofit organizations or residential customers ("Solar Customers") or (b) generate power for sale to an electric utility or other Solar Customer pursuant to a power purchase agreement ("PPA"). In most instances, the owner of a solar project (the "Owner") holds the project's assets and liabilities through a limited liability company generally referred to as a "special purpose entity" or "SPE."

The Mosaic platform allows investors to purchase Notes whose proceeds are used to finance solar projects. Payment on each series of Notes is dependent on satisfaction of the corresponding loan payment obligations on the part of the SPE whose project we finance ("Loan Obligations"). We sometimes refer to such SPE as a "Borrower." A Borrower satisfies its Loan Obligations primarily by utilizing cash flow generated by the solar project and incentive payments made to the Borrower by federal, state or local government agencies, utilities, or other organizations ("Incentive Payments"). Loan Obligations are secured by the assets of the solar project owned by the SPE as well as any related contracts such as PPAs.

This diagram shows a typical structure of a solar project funded by Mosaic:


Owner
100% ownership
Investors
Note
Loan
Borrower /SPE
PPA
Solar Customer

Investors will have the opportunity to review solar projects listed on our website and invest in specific projects through the purchase of Notes whose proceeds will be used to fund the selected projects. Each series of Notes will have payment terms (such as interest rate and maturity) that correspond to the terms of the corresponding Loan Obligations, subject to a servicing fee withheld by Mosaic equal to 1.00% to 1.50% of any principal, interest, installment payments or late fees paid on such Loan Obligations, which will be deducted from each payment on the

Notes. Our servicing fee rates are subject to change at any time, but such changes will not affect the servicing fee rates that apply to Notes that are outstanding at the time of any such change.

The Offering

The following summary contains basic information about the offering and is not intended to be complete. For a more complete understanding of the Notes, the Loan and the Project, see "The Offering."

The Project is a 251 kW solar carport in Gainesville, Florida. The Project has been in operation since May 2012. The Project generates revenue by selling its electricity output to the Solar Customer at a fixed rate of $0.29 per kilowatt pursuant to a PPA under which the Solar Customer makes quarterly payments to the Borrower based on the power output generated by the Project.

The Owner of the Project, a privately-held solar developer, funded the original construction of the Project at a cost of $830,493. The Borrower is a limited liability company, wholly-owned by the Owner, which holds the Project's assets. The Solar Customer is a municipally-owned electric utility located in Gainesville.

The Loan will a principal amount of $393,025 and will bear interest at 5.50% per annum. The Loan will have an initial term of 10 years, subject to extension for an additional three years under certain conditions. The Loan is repayable in quarterly installments, the amounts of which will vary based on the projected revenues generated by sales of power to the Solar Customer; although the actual revenues will be based on the amount of power generated by the Project, the installment payments are fixed by contract. (Projected revenues are estimated based on the amount of sunlight during different times of the year and the typical rate at which the efficiency of solar panels falls over their lifetimes.) The Loan may be prepaid without penalty.

The Notes will have a term and payment schedule that corresponds to the term and payment schedule of the Loan. Payments on the Notes will be dependent on our receipt of corresponding payments on the Loan, and each payment on the Notes will be equal to the corresponding payment on the Loan less our servicing fee of 1.50%. The Notes will bear interest at the annual rate 5.50%, subject to our servicing fee. Over their 10-year term, the Notes will generate a rate of return of 5.165% if paid in full.

The Notes are summarized in the following table:

Issuer	Solar Mosaic, Inc.
Securities Offered	$393,025 aggregate principal amount of Solar Power Notes ("Notes") corresponding to the solar project described below in this Offering Circular (the "Project").
Interest Rate	5.50% per annum, subject to our servicing fee of 1.50%
Term	10 years from the date of issuance of the Notes.
Maturity	The Notes will mature at the end of the term (the "Initial Maturity Date"), unless any payments in respect of the corresponding Loan Obligations remain due and payable upon such date, in which case the maturity of the Notes will be automatically extended to a date that is 36 months following the Initial Maturity Date (the "Final Maturity Date"). If any of the corresponding Loan Obligations remain outstanding after the Final Maturity Date, we will have no further obligation to make payments on the Notes even if we receive payments on the Loan after the Final Maturity Date. However, because we may, in our sole discretion and, subject to our servicing standards as then in effect, amend, modify, sell to a third-party debt purchaser or charge off the Loan at any time after the 91st day of its delinquency, and because we generally charge off a Loan after it becomes more than one year past due, the Loan may never reach the final

maturity date.

Payment Dates	Payments on the Notes will be made quarterly during the term of the Notes.
Ranking	The Notes will be unsecured special, limited obligations of Mosaic. Mosaic will be obligated to make payments on the Notes only if and to the extent Mosaic receives payments on the corresponding Loan Obligations. Such payments on Loan Obligations, together with any late payments or settlements, the proceeds from any foreclosure on collateral, or the proceeds from any assignment to a collections agent, will be shared ratably among all owners of Notes, subject to Mosaic's servicing fees. Loan Obligations will be secured by the assets of the Project held by the Borrower.
Prepayment	The Notes and the corresponding Loan Obligations will be prepayable without penalty.
Use of Proceeds	The proceeds will be used to replenish funds maintained by Mosaic for financing of solar projects
Secondary Trading	The Notes do not contain any provision restricting their transferability, other than a requirement that any transferee become registered as an investor with Mosaic. However, the Notes will not be listed on any securities exchange, nor do we have plans to establish any kind of trading platform to assist investors who wish to sell their Notes. Mosaic will not facilitate or otherwise participate in the secondary transfer of any Note. There is no public market for the Notes, and none is expected to develop.
Risk Factors	See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the Notes.
Governing Law	The Notes will be governed by and interpreted in accordance with the laws of the State of California.

GLOSSARY OF TERMS

The financing of solar projects involves parties, transactions or contractual relationships that are generally referred to by terms that may not be familiar to persons outside the solar power or project finance industries. In addition, we use some novel terms to describe aspects of our own business. To aid investors' understanding of the terms that appear throughout this Offering Circular, some of those terms are defined below. As used in this Offering Circular:

ACH stands for Automated Clearing House, a financial network for processing electronic funds transfers.

Borrower means the SPE to which the Loan is made.

Crowdfunding means the pooling of funds by a network of persons, usually connected via the Internet, to support a particular business, project or social cause. As used in this Offering Circular, "crowdfunding" does not refer to the crowdfunding provisions under Title III of the Jumpstart Our Business Startups Act ("JOBS Act"), and investors will not be entitled to the protections or rights provided under the JOBS Act.

Debt Service Coverage Ratio means the Borrower's net revenue after operating costs over a given period, divided by the payments due under its Loan Obligations over the same period.

Developer means a party that oversees the development of a solar project.

EPC means a third-party engineering, procurement and construction service.

FBO account means an account we maintain with Wells Fargo Bank in which we hold funds for the benefit of separate investors.

Financing request means a proposed financing for which Notes are offered on the Mosaic platform.

Funding account means an investor's sub-account in the FBO account.

Incentive Payments are cash grants or tax credits provided by federal, state or local government agencies, utilities or other organizations to support installation of solar power systems.

Interconnection means the stage of a solar project when construction has been completed and the system owner receives permission to operate the system and connect it to the electric power grid.

Internal Revenue Code means the U.S. Internal Revenue Code of 1986, as amended.

Investor means a party with an active investor account on the Mosaic platform.

Loan means the loan to an SPE funded by the proceeds of the sale of the Notes.

Loan Obligations means debt service obligations of a Borrower in connection with a Loan.

Mosaic platform means the online platform maintained on our website through which investors may obtain information about solar projects and help to finance them through the purchase of Notes.

Owner means the party that owns the project (typically through its ownership of the SPE for the project).

PPA means an agreement under which the solar electricity purchaser compensates the owner of the solar power system by purchasing the power generated by the system.

PV stands for "photovoltaic," the technology behind a common type of solar panels that converts sunlight directly to electricity.

Project means the solar project that will be funded with the proceeds of this offering.

Section 1603 is a provision of the American Reinvestment and Recovery Act under which an SPE may be eligible for Incentive Payments reimbursing it for a portion of the cost of equipment used in a solar project.

Solar Customer means the party that uses the electricity generated by the solar power installation, usually pursuant to a lease of the installation or a PPA.

Solar project means a project to finance and install a solar power system and connect the system to the electric power grid.

SPE means a special purpose entity formed for the purpose of holding the assets and liabilities related to a solar project.

Term Financing means the Loan we provide to a Borrower at or after Interconnection

RISK FACTORS

Investing in the Notes involve a high degree of risk. In deciding whether to purchase Notes, you should carefully consider the following risk factors. Any of the following risks could have a material adverse effect on the value of the Notes you purchase and could cause you to lose all or part of your initial purchase price or could adversely affect future payments you expect to receive on the Notes. Only investors who can bear the loss of their entire purchase price should purchase Notes.

Risks Related to the Borrower

Payments on the Notes depend entirely on the payments received from the Borrower. If we do not receive such payments from the Borrower, you will not receive any payments on your Note.

The Notes will be repaid only to the extent we receive payments on the corresponding Loan Obligations. Loan Obligations will be repaid primarily out of Incentive Payments and quarterly PPA payments received by the Borrower from the Solar Customer and out of Incentive Payments received by the Borrower. If the Solar Customer defaults on its payment obligations under the PPA, it is likely that the Borrower will be unable to pay the corresponding Loan Obligations, and you will not be entitled to the corresponding payments under the terms of the Notes.

The Notes are special, limited obligations of Mosaic only and are not secured by any collateral or guaranteed or insured by any third party.

The Notes are special, limited obligations of Mosaic and will not represent an obligation of the Borrower, the Solar Customer or any other party except Mosaic. The Notes are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party.

The payment obligations of the Solar Customer under its PPA are not guaranteed or insured by any third party, and, in the event of a default, you must rely on the Borrower or a third-party collection agency to pursue collection against the Solar Customer.

The payment obligations of the Solar Customer under its PPA are not guaranteed or insured by any third party or backed by any governmental authority in any way. In the event of a default on such payment obligations, therefore, Mosaic may be limited in its ability to collect on the Borrower's corresponding Loan Obligations, and Mosaic and you may need to rely on the Borrower or a third-party collection agency to pursue collection against such Solar Customer. If the Borrower fails to make payments on the Loan, you will not receive the corresponding payments on your Note.

You will not receive any payments we may receive after the final maturity date of your Note.

The Notes will mature on the initial maturity date, unless any installment payments in respect of the corresponding Loan Obligations remain due and payable upon the initial maturity date, in which case the maturity of the Notes will be automatically extended to the final maturity date. If we receive any payments from the Borrower after the final maturity date, we may retain 100% of these payments and will not be obligated to distribute those payments to you.

Solar projects involve considerable risk, which may affect the Borrower's ability to make payments on the Loan.

Solar projects are inherently risky, and the risks they involve may affect the Borrower's ability to make payments on the Loan. The risks involved in solar projects include the following:

- The project may produce less energy than expected due to unrealistic forecasts, changes in local weather patterns, inexperience on the part of the project operator or defective or unreliable solar power equipment. Under a PPA, the SPE's revenue is directly attributable to the amount of energy produced by the solar installation. Under a typical lease, the SPE may be subject to a performance guarantee under which it must rebate a portion of the lease payments to the Solar Customer in the event the power produced by the system falls below the guaranteed minimum.

- Warranties on solar power equipment may become worthless if the equipment supplier has ceased operations.
- The Solar Customer may experience difficulties in making required payments under the lease or PPA due to a decline in its revenue, an increase in costs, or bankruptcy.
- Incentive Payments may be at risk if the related incentive program becomes depleted or is discontinued, or if the paperwork to receive the incentive is not filled out properly.

Any of these risks could affect the success of the Project and the Borrower's ability to make payments on the Loan, which would, in turn, reduce or eliminate payments on the Notes.

The success of the Project is dependent on the performance of third parties over which we have no control.

The Owner, which controls the Borrower and the Project, will be responsible for various management functions that are essential to the success of the Project, including filings with government agencies, payment of bills and maintenance of insurance. Poor management on the part of the Owner could adversely affect the financial performance of the Project or expose the Project to unanticipated operating risks, which could reduce the Project's cash flow and adversely affect the Borrower's ability to repay the Loan. Our Loan and Security Agreement with the Borrower prohibits the Borrower from effecting a change in control without our consent, which consent shall not be unreasonably withheld. Notwithstanding that provision, we may not have the opportunity to fully evaluate a party to which the Owner wishes to sell the Project, and, following such sale, that party may not manage the Project as effectively as the original Owner.

Insurance against risks faced by the Project could become more costly or could become unavailable altogether.

The Project is insured against risks such as damage to the equipment caused by severe weather or accident. Changes in the conditions affecting the equipment or the economic environment in which insurance companies do business could affect the Borrower's ability to continue insuring the Project at a reasonable cost or could result in insurance being unavailable altogether. For example, many climate models indicate that global climate change will cause an increase in the frequency and severity of extreme weather events such as hurricanes and tornadoes that pose a significant risk of damage to solar panels and other equipment. Such increased risk could result in higher insurance premiums or could cause some insurance companies to stop offering insurance in certain geographic regions.

The information relating to the Project may be inaccurate or may not accurately reflect the Solar Customer's creditworthiness.

The information in this Offering Circular regarding the Project may not reflect the Solar Customer's actual creditworthiness because the information may be incomplete or based on outdated or inaccurate data. We do not verify the information obtained from the Solar Customer. If the financial information we disclose regarding the Solar Customer is confidential (as is usually the case if the Solar Customer is privately held), we may withhold the name of the Solar Customer. Investors are given no ability to verify the information provided with respect to the Solar Customer, nor will we verify that information at the request of an investor. Additionally, there is a risk that, after we have completed our credit review, the Solar Customer may have:

- become delinquent in the payment of or defaulted under an outstanding obligation;
- taken on additional debt; or
- sustained other adverse financial events.

Inaccuracies in the information we obtain from the Solar Customer or subsequent events that reduce the Solar Customer's creditworthiness may increase the risk that the Solar Customer will default on its PPA, which will increase the risk that the Notes will not be repaid in full.

We have an incentive to take on as many solar projects as possible, which could impair our ability to devote adequate attention and resources to collection of Loan Obligations.

Our revenues are derived primarily from servicing fees and origination fees generated through financing of solar projects. As a result, we have an incentive to finance as many projects as possible to maximize the amount of servicing fees and origination fees we are able to generate. Increased project volume increases the demands on our management resources and our ability to devote adequate attention and resources to the collection of Loan Obligations. In the event we take on project volumes that exceed our ability to service the Loan, our ability to make timely payments on the Notes will suffer.

We have limited experience in developing solar projects and applying for Incentive Payments.

Due to our limited operational history, we have limited historical data regarding Solar Customer performance on solar leases or PPAs and limited experience in applying for and qualifying for Incentive Payments, and we do not yet know what the long-term loan loss experience will be. As actual loan loss experience increases on our platform, we may change how interest rates are set, but investors who have purchased Notes prior to any such changes will not benefit from these changes.

Default rates on leases or PPAs by Solar Customers may increase as a result of economic conditions beyond our control.

Default rates by Solar Customers on leases or PPAs may be significantly affected by economic downturns or general economic conditions beyond our control. In particular, default rates on leases or PPAs on which Borrowers are substantially dependent for repayment of their Loan Obligations may increase due to factors such as declining revenues or increased operating expenses of the Solar Customer, the ability of the Solar Customer to collect on accounts receivable or other amounts owed, lawsuits brought or legal judgments against the Solar Customer, changes in commercial lending terms including the calling of letters of credit or other debt obligations, unexpected changes in management of the Solar Customer, or other impacts on the operations and finances of the Solar Customer that result in a shortage of cash available to satisfy its obligations under the PPA or lease. In the event of a default on the PPA related to the Notes, we may be unable to repay the Notes in full.

We do not take any specific actions to monitor how funds are spent after they have been disbursed to the Borrower.

When we finance a solar project, our primary assurance that the financing proceeds will be properly spent by the Borrower is the contractual covenants agreed to by the Borrower, the business history and reputation of the project developer and the fact that proceeds are not disbursed to the Borrower until the project reaches certain milestones. Should the proceeds of a financing be diverted improperly, the project might become insolvent, which could cause the purchasers of the corresponding Notes to lose their entire investment.

Risks Related to Mosaic and the Mosaic Platform

We have a limited operating history. As a company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

For our business to be successful, the number of solar projects and investors that use our platform and the volume of financings originated through our platform will need to increase, which will require us to increase our facilities, personnel and infrastructure to accommodate the greater servicing obligations and demands on our platform. Our platform is dependent upon our website to maintain current listings and transactions in the Notes. We must constantly update our software and website, expand our customer support services and retain an appropriate number of employees to maintain the operations of our platform, as well as to satisfy our servicing obligations on the Loan and make payments on the Notes. If we are unable to increase the capacity of our platform and maintain the necessary infrastructure, you may experience delays in receipt of payments on the Notes and periodic downtime of our systems.

We will need to raise substantial additional capital to fund our operations, and if we fail to obtain additional funding, we may be unable to continue operations.

At this early stage in our development, we have funded substantially all of our operations with proceeds from private financings from individual investors and venture capital firms. To date, we have raised $2.9 million through private sales of convertible debt and preferred stock. To continue the development of our platform, we will require substantial additional funds. To meet our financing requirements in the future, we may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict our business activities and options. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to reduce or terminate our operations.

We have not yet begun generating revenue from the financing of solar projects, and our ability to generate significant revenues from such sales in the near future is limited by the requirement that offerings of Notes be registered on Form S-1, qualified under Regulation A or offered pursuant to another exemption from registration. At present, sales of Notes under Regulation A are capped at $5 million during any 12-month period. Although the JOBS Act provides for the Regulation A limit to be increased to $50 million, the increase will not take effect until it is implemented through rulemaking by the Securities and Exchange Commission.

We have incurred net losses in the past and expect to incur net losses in the future. If we become insolvent or bankrupt, you may lose your investment.

We have incurred net losses in the past and we expect to incur net losses in the future. As of June 30, 2012, our accumulated deficit was $894,802 and our total stockholders' deficit was $1,577,598. Our net loss for the year ended December 31, 2011 was $202,541, and our net loss for the six months ended June 30, 2012 was $692,225. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In future periods, we may not have any revenue growth, or our revenue could decline. Our failure to become profitable could impair the operations of our platform by limiting our access to working capital to operate the platform. If we were to become insolvent or bankrupt, it is likely that we would default on our payment obligations under the Notes, and you may lose your investment.

If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and the recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the amounts due and to become due on the Note.

In the event of Mosaic's bankruptcy or a similar proceeding, the rights of investors to continue receiving payments on the Notes could be subject to the following risks and uncertainties:

- Interest on the Notes may not accrue during a bankruptcy proceeding. Accordingly, if investors received any recovery on their Notes, any such recovery might be based on the investors' claims for principal and interest accrued only up to the date the proceeding commenced.

- Our obligation to continue making payments on the Notes would likely be suspended even if the funds to make such payments were available. Because a bankruptcy or similar proceeding may take months or years to complete, even if the suspended payments were resumed, the suspension might effectively reduce the value of any recovery that a holder of a Note might receive by the time such recovery occurs.

- The Notes are unsecured, and investors do not have a security interest in the corresponding Loan Obligations. Accordingly, the holders of Notes may be treated as general creditors and thus be required to share the proceeds of Loan Obligations with other general creditors of Mosaic.

- Because the terms of the Notes provide that they will be repaid only out of the proceeds of the corresponding Loan Obligations, investors might not be entitled to share in the other assets of Mosaic available for distribution to general creditors, even though other general creditors might be entitled to a share of the proceeds of such Loan Obligations.

- If a Borrower has paid Mosaic on any Loan Obligations before the bankruptcy proceedings are commenced and those funds are held in the clearing account and have not been used by Mosaic to make payments on the Notes, there can be no assurance that Mosaic will be able to use such funds to make payments on the Notes.

- If a bankruptcy proceeding commences after the purchase price of Notes has been paid, holders of the Notes may not be able to obtain a return of the purchase price even if the offering proceeds have not yet been used to fund a solar project.

- Our ability to transfer servicing obligations to a back-up servicer may be limited and subject to the approval of the bankruptcy court or other presiding authority. The bankruptcy process may delay or prevent the implementation of back-up servicing, which may impair the collection of Loan Obligations to the detriment of the Notes.

In a bankruptcy or similar proceeding of Mosaic, there may be uncertainty regarding the rights of a holder of a Note, if any, to access funds in the funding account.

We currently maintain the funding account at Wells Fargo Bank "for the benefit of" our investors. This so-called "FBO account" is a pooled account titled in our name "for the benefit of" our investors. We believe that amounts funded by our investors into the FBO account are unlikely to be subject to claims of creditors of Mosaic other than the investors for whose benefit the funds are held, beneficial owners of those funds rests with the investors. However, Mosaic has legal title to the FBO account and the attendant right to administer the FBO account, each of which would be the property of Mosaic's bankruptcy estate. As a result, if Mosaic became a debtor in a bankruptcy proceeding, the legal right to administer the funds in the FBO account would vest with the bankruptcy trustee or debtor in possession. In that case, while we do not believe that either Mosaic or its creditors would be able to reach those funds, the investors may have to seek a bankruptcy court order lifting the automatic stay and permitting them to withdraw their funds. Investors may suffer delays in accessing their funds in the FBO account as a result. Moreover, U.S. bankruptcy courts have broad powers and, if Mosaic has failed to properly segregate or handle investors' funds, a bankruptcy court could determine that some or all of such funds were beneficially owned by Mosaic and therefore that they became available to the creditors of Mosaic generally. See "About Mosaic's Business – Servicing and Collection of Loans" for more information.

When you commit to purchase a Note, you must commit funds toward your purchase up to 90 days prior to the time when your Note is issued.

Each funding request for a solar project remains open for up to 90 days unless the funding request is fully-subscribed before the end of such period. Investors' commitments to purchase Notes are irrevocable. During the period between the time of your purchase commitment and the time when your Note is issued, you will not have access to the funds in your funding account. Because your funds do not earn interest while held in your funding account, the delay in issuance of your Note will have the effect of reducing the effective rate of return on your investment.

We have the ability to access the funds in the FBO account at any time.

Because the FBO account is a custodial account rather than an escrow account, we have the ability to access the funds in that account at our discretion, regardless of whether the funds have been committed to finance a solar project or the conditions for disbursing those funds to the Borrower have been satisfied. We have developed controls and procedures to ensure that funds held in the FBO account are used only for proper purposes, including limits on transfers out of the FBO account, limited access to the FBO account by our employees (with no more than three employees having access initially, each with a separate sign-in that requires a unique username and password and possession of a physical RSA token that generates unique access codes that change every minute), and a requirement that any outbound transfer be approved by two separate individuals. Notwithstanding such controls and procedures, there can be no assurance that an employee of Mosaic who seeks to misappropriate those funds will be unable to do so. At this time, we do not have a policy regarding reimbursement of investors for funds misappropriated from the FBO account. In addition, our ability to access these funds creates some uncertainty surrounding investors' access to their funds in the event we were in bankruptcy proceedings. See "In a bankruptcy or similar proceeding of Mosaic, there may be uncertainty regarding the rights of a holder of a Note, if any, to access funds in the funding account."

The Borrower is permitted to prepay the Loan at any time without penalty. Borrower prepayments will extinguish or limit your ability to earn additional returns on a Note.

Prepayment by a Borrower occurs when a Borrower decides to pay some or all of the principal amount on the Loan earlier than originally scheduled. With most of the solar projects financed on our platform, including the Project, the Borrower may prepay all or a portion of the remaining principal amount at any time without penalty. Upon a prepayment of the entire remaining unpaid principal amount of the Loan, you will receive your share of such prepayment, net of our servicing fee, but further interest will not accrue after the date on which the payment is made. If prevailing commercial loan rates decline in relation to the Note's effective interest rate, the Borrower may choose to prepay the Loan with lower-cost funds. If the Borrower prepays a portion of the remaining unpaid principal balance on the Loan, the term for repayment of the Loan will not change, but you will not earn a return on the prepaid portion. In addition, you may not be able to find a similar rate of return on another investment at the time at which the Loan is prepaid. Prepayments are subject to our servicing fee, even if they occur immediately after issuance of your Note. See "The Offering – Description of the Notes" for more information.

Purchasers of Notes will not have the protection of a trustee, an indenture or the provisions of the Trust Indenture Act of 1939.

Because this offering is being made in reliance on the exemption from registration under Regulation A promulgated under the Securities Act, it is not subject to the Trust Indenture Act of 1939. Consequently, purchasers of Notes will not have the protection of an indenture setting forth obligations of the Company for the protection of Note holders or a trustee appointed to represent their interests.

We rely on third-party banks and on third-party computer hardware and software. If we are unable to continue utilizing these services, our business and ability to service the Loan may be adversely affected.

Because we are not a bank, we cannot belong to and directly access the Automated Clearing House ("ACH") payment network, and we must rely on an FDIC-insured depository institution to process our transactions, including payments of Loan Obligations and remittances to holders of the Notes. We currently use Wells Fargo Bank and Bridge Bank for these purposes, but may change banks at any time. Under the ACH rules, if we experience a high rate of reversed transactions (known as "chargebacks"), we may be subject to sanctions and potentially disqualified from using the system to process payments. We also rely on computer hardware purchased and software licensed from third parties to operate our platform. This purchased or licensed hardware and software may be physically located off-site, as is often the case with "cloud services." This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If we cannot continue to obtain such services elsewhere, or if we cannot transition to another processor quickly, our ability to process payments will suffer and your ability to receive payments on the Notes will be delayed or impaired.

We currently have no arrangement for backup servicing. If we fail to maintain operations, you will experience a delay and increased cost in respect of your expected Note payments, and we may be unable to collect and process payments from Borrowers.

We currently have no arrangement in place for backup servicing. If our platform were to fail or we became insolvent, we would attempt to transfer our servicing obligations to a third party backup servicer. However, if we have not entered into an arrangement for backup servicing prior to the time we become unable to continue servicing the Loan, there can be no assurance that we will be able to arrange for backup servicing on a timely basis, if at all. Moreover, to the extent we do have a backup servicing arrangement in place, there can be no assurance that this backup servicer will be able to adequately service the outstanding Loan Obligations. If this backup servicer assumes the servicing of the Loan, it will impose additional servicing fees, reducing the amounts available for payments on the Notes. Additionally, transferring these servicing obligations to our backup servicer may result in delays in the processing and recovery of information with respect to amounts owed on the Loan or, if our platform becomes inoperable, may prevent us from servicing the Loan and making Note payments. If our backup servicer is not able to service the Loan effectively, or if we are unable to make arrangements for backup servicing prior to an interruption in our servicing activities, investors' ability to receive payments on their Notes may be substantially impaired.

The Notes will not be listed on any securities exchange, and no liquid market for the Notes is expected to develop.

The Notes will not be listed on any securities exchange or interdealer quotation system. There is no trading market for the Notes, and we do not expect that such a trading market will develop in the foreseeable future, nor do we intend to offer any features on our platform to facilitate or accommodate such trading. Although the Notes by their terms are prepayable at any time without penalty, there is no obligation on our part to repurchase or otherwise prepay any Notes at the election of an investor. Therefore, any investment in the Notes will be highly illiquid, and investors in the Notes may not be able to sell or otherwise dispose of their Notes in the open market. Accordingly, you should be prepared to hold the Notes you purchase until they mature.

The U.S. federal income tax consequences of an investment in the Notes are uncertain.

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Notes as our indebtedness for U.S. federal income tax purposes. As a result of such treatment, the Notes will have original issue discount, or OID, for U.S. federal income tax purposes because payments on the Notes are dependent on payments on the corresponding Loan Obligations. Further, a holder of a Note will be required to include the OID in income as ordinary interest income for U.S. federal income tax purposes as it accrues (which may be in advance of corresponding installment payments on the Note), regardless of such holder's regular method of accounting. This characterization is not binding on the IRS, and the IRS may take contrary positions. Any differing treatment of the Notes could significantly affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Accordingly, all prospective purchasers of the Notes are advised to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase and ownership of the Notes (including any possible differing treatments of the Notes).

The Notes could be treated as contingent payment debt instruments for U.S. federal income tax purposes.

The Notes could be subject to Treasury regulations under which they will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Should this occur, you may recognize interest income on the Notes significantly in excess of the effective interest payments received thereon. Also, under these Treasury regulations, a U.S. holder generally will recognize ordinary income, rather than capital gain, upon a sale, exchange, conversion, repurchase or redemption of a Note.

Our ability to make payments on a Note may be affected by our ability to match the timing of our income and deductions for U.S. federal income tax purposes.

Our ability to make payments on a Note may be affected by our ability, for U.S. federal income tax purposes, to match the timing of income we receive from a corresponding Loan and the timing of deductions that we may be entitled to in respect of payments made on the Notes that we issue. For example, if the Notes, but not the corresponding Loan, are treated as contingent payment debt instruments for U.S. federal income tax purposes, there could be a potential mismatch in the timing of our income and deductions for U.S. federal income tax purposes, which could affect our ability to make payments on the Notes.

If the Internal Revenue Service disagrees with our characterization of the Notes for tax purposes, our ability to make payments on the Notes could be adversely affected.

The IRS is not bound by our characterization of the Notes, and it could treat the corresponding Loan Obligations as a debt owed to Mosaic (with interest received being treated as taxable income to Mosaic) but treat the Notes as equity (with interest payments being treated as nondeductible). Were this to occur, Mosaic would have taxable income without an offsetting deduction, and the additional tax obligations owed by Mosaic would reduce the cash available for payment of the Notes. As a result, Mosaic could be unable to fully repay the Notes even if the corresponding Loan Obligations were repaid in full.

If the security of our investors' confidential information stored in our systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

Our platform stores investors' bank information and other personally-identifiable sensitive data. Any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors and solar power developers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose investors.

Any significant disruption in service on our website or in our computer systems could reduce the attractiveness of our platform and result in a loss of users.

If a catastrophic event resulted in a platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new users and retain existing users. Our hosting services infrastructure is provided, owned, and operated by a third party (the "Hosting Provider"). We also maintain a backup system at a separate location that is owned and operated by a third party. Our Hosting Provider does not guarantee that our users' access to our website will be uninterrupted, error-free or secure. Our operations depend on our Hosting Provider's ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with our Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of our Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to service the Loan or maintain accurate accounts, and could harm our relationships with our users and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage at a Hosting Provider facility. These factors could prevent us from processing or posting payments on the Loan or the Notes, damage our brand and reputation, divert our employees' attention, and cause users to abandon our platform.

Events beyond our control may damage our ability to maintain adequate records, maintain our platform or perform our servicing obligations.

If a catastrophic event resulted in our platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. Such events could include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, computer viruses and telecommunications failures. We store back-up records in offsite facilities located in third-party, off-site locations. If our electronic data storage and back-up storage system are affected by such events, we cannot guarantee that you would be able to recoup your investment in the Notes.

Investors will have no control over Mosaic and will not be able to influence Mosaic corporate matters.

The Notes grant no equity interest in Mosaic to purchasers, nor do they give purchasers the ability to vote on or influence our corporate decisions. As a result, our stockholders will continue to exercise 100% voting control over all our corporate matters, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of the Company or its assets.

The Notes will not restrict our ability to incur additional indebtedness.

If we incur additional debt after the Notes are issued, it may adversely affect our creditworthiness generally, and could result in the financial distress, insolvency, or bankruptcy of Mosaic. As discussed above, the financial distress, insolvency or bankruptcy of Mosaic could impair your ability to receive the installment payments you expect to receive on your Notes.

Our Investor Agreement limits your rights in some important respects.

When you sign up as an investor on the Mosaic platform, you are required to enter into our standard Investor Agreement, which sets forth your principal rights and obligations as an investor. To protect Mosaic from having to respond to multiple claims by investors in the event of an alleged breach or default with respect to a series of Notes, the Investor Agreement restricts investors' rights to pursue remedies individually in connection with such breach or default. Except in limited circumstances, such remedies may only be pursued by a representative designated by the holders of a majority-in-interest of such Notes.

In addition, under the Investor Agreement, Mosaic may require that any claims against it, other than claims alleging violations of federal securities laws by Mosaic or any of its officers or directors, be resolved through binding arbitration rather than in the courts. The arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision.

"Events of Default" under the Note are limited to narrow circumstances.

Under the Notes, Mosaic's bankruptcy or a similar event related to Mosaic's insolvency is deemed to be an Event of Default, upon which the entire outstanding principal balance of the Notes and all accrued and unpaid interest thereon will become immediately due and payable. In addition, Mosaic's failure to make a payment under the Notes within 60 days after such payment is due is also treated as an Event of Default, but such occurrence does not result in the entire principal balance of the Notes becoming due and payable. Other acts or omissions by Mosaic, that may represent breaches of contract, including Mosaic's failure to act in good faith in collecting Loan Obligations as required by the Investor Agreement, do not represent Events of Default under the Notes and do not result in the entire principal balance becoming due and payable.

We are not subject to the banking regulations of any state or federal regulatory agency.

Mosaic is not subject to the periodic examinations to which commercial banks, savings banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to period review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Volatility in the business environment for providers of products and services related to solar power could adversely affect our ability to make payments on our Notes.

Our business is dependent on products and services provided by wide array of third party developers, equipment suppliers, installers and service providers. In recent years, the business environment relating to solar power generation has been highly volatile and has been adversely affected by changes in government funding, tax incentives and foreign competition. Moreover, falling prices for natural gas, which is perceived as a "clean" alternative to other fossil fuels, may reduce demand for sources of renewable energy such as solar power. As a result, many companies doing business in the solar power industry have encountered significant financial difficulties or been forced to discontinue operations altogether. In the event such difficulties affect a company that is delivering important products or services to a solar project we have financed, the completion of the project or its ongoing operations could be jeopardized, which could result in a default in payments on the series of Notes related to that project.

Risks to our business could have an adverse impact on our ability to service the Loan or cause our business to fail altogether.

We face risks and uncertainties that affect our overall business operations. Any curtailment of our activities or failure of our business would result in a disruption in our ability to service the Loan, which could cause interruptions in the repayment of the Notes or, in the event we enter into bankruptcy proceedings, could result in uncertainties regarding your rights to repayment under the Notes. See "If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and the recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the amounts due and to become due on the Note" and "In a bankruptcy or similar proceeding of Mosaic, there may be uncertainty regarding the rights of a holder of a Note, if any, to access funds in the FBO account." Risks and uncertainties that may affect our financial condition and results of operations include the following:

- We have incurred net losses in the past and we expect to incur net losses in the future. Our net loss for the year ended December 31, 2011 was $202,541, and our net loss for the six months ended June 30, 2012 was $692,225. If we fail to become profitable in the future, that could impair the operations of our platform by limiting our access to working capital to operate the platform, and could ultimately result in our insolvency or bankruptcy.

- At this early stage in our development, we have funded substantially all of our operations with proceeds from private financings from individual investors and venture capital firms. To continue the development of our platform, we will require substantial additional funds. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to reduce or terminate our operations.

- The commercial lending market for asset-backed lending in general and lending to solar projects in particular is competitive and rapidly changing. Our principal competitors include major banking institutions and other energy finance companies. If our platform is successful, competitors with significantly greater resources, greater brand recognition, more extensive business relationships and longer operating histories than Mosaic could enter the market and begin competing with us. Competition could result in reduced volumes, reduced fees or the failure of our lending platform to achieve or maintain more widespread market acceptance.

- To succeed, we must increase transaction volumes on our platform by financing a large number of solar projects and attracting increasing numbers of investors to a novel and unfamiliar online investment platform. If we are not able to attract qualified solar projects and sufficient investor purchase commitments, we will not be able to increase our transaction volumes.

- Our future depends, in part, on our ability to attract and retain key personnel. Competition for highly skilled technical and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. The loss of key personnel and the process to replace any of our key personnel would involve significant time and expense, may significantly harm the quality of our service and may significantly delay or prevent the achievement of our business objectives.

At present, the Mosaic platform does not offer investors the ability to diversify their investments in the solar projects we finance, which increases the risk that an investor may lose his or her entire investment.

At present, the only Notes we are offering on our platform are those corresponding to the Project. Until such time as we are able to offer Notes in multiple series corresponding to different solar project, investors will not have the opportunity to invest in a diversified portfolio of Notes. If you invest all of your funds in a single solar project, your investment will involve greater risk than if you spread your investment among several projects. Comparing a $500 investment in a single Note with an investment of $100 in each of five Notes of different series, other things being equal, the probability of a default on the $500 Note is far greater than the probability that all five of the $100 Notes will go into default. Thus, if you concentrate your investment in a single series of Notes, you significantly increase the risk that you will lose your entire investment.

Risks Related to Compliance and Regulation

If we are required to register under the Investment Company Act or became subject to the SEC's regulations governing broker-dealers, our ability to conduct our business could be materially and adversely affected.

The SEC heavily regulates the manner in which "investment companies" and "broker-dealers" are permitted to conduct their business activities. We believe we have conducted our business in a manner that does not result in Mosaic being characterized as an investment company or a broker-dealer, as we do not believe that we engage in any of the activities described under Section 3(a)(1) of the Investment Company Act of 1940 or any similar provisions under state law, or in the business of (i) effecting transactions in securities for the account of others as described under Section 3(a)(4)(A) of the Securities Exchange Act of 1934 (the "Exchange Act") or any similar provisions under state law or (ii) buying and selling securities for our own account, through a broker or otherwise as described under Section 3(a)(5)(A) of the Exchange Act or any similar provisions under state law. We intend to continue to conduct our business in such manner. If, however, we are deemed to be an investment company or a broker-dealer, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would affect our business to a material degree.

Increased regulatory focus could result in additional burdens on our business.

The financial industry is becoming more highly regulated. Legislation has been introduced recently by both U.S. and foreign governments relating to financial institutions and markets, including alternative asset management funds that would result in increased oversight and taxation. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of senior management and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to lending. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be required to pass along those costs to our investors in the form of increased fees. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of commercial financing, which would adversely affect the viability of our platform.

Our business depends on a regulatory environment with favorable incentives for solar. Any policy changes that reduce available incentives for solar projects may affect our ability to finance such projects.

The economic viability of the solar projects we are financing is dependent upon federal, state, local and utility-based incentive programs. Federal programs include the investment tax credit ("ITC"), which functions as a 30 percent uncapped tax credit for residential solar systems under Section 25D of the Internal Revenue Code of 1986 (the "Internal Revenue Code") and commercial solar systems under Section 48 of the Internal Revenue Code. The ITC is in effect through December 31, 2016.

The Section 1603 program, created in 2009, allowed solar and other renewable energy developers to receive a direct federal grant in lieu of the ITC. The program, originally approved through the end of 2010, was extended for an additional year, and expired on December 31, 2011. A solar project may still be eligible for a Section 1603 grant if the developer has commenced construction by December 31, 2011, or if the developer has satisfied a "safe harbor" requirement by incurring 5% of the total project costs by the December 31, 2011 deadline. After the grant has been issued, it may be recaptured by the government if, within five years of the date the solar project is placed in service, any interest in the solar project or company is transferred to certain prohibited persons, the equipment ceases to be specified energy property (consisting of tangible property for which depreciation or amortization is allowable or the equipment is taken out of service (other than due to an "act of God"). Specified energy property includes only tangible property (not including a building or its structural components) for which depreciation, or amortization in lieu of depreciation, is allowable. If there are any changes in the solar project such that it is no longer defined as specified energy property, or ownership is transferred to another entity other than the SPE, the government may seek to recapture the value of the Section 1603 grant and potentially affect the SPE's ability to pay its Loan Obligations.

Solar power projects also qualify for various depreciation provisions under the Internal Revenue Code. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 includes provisions that allow companies to elect a 100 percent depreciation of eligible property through 2011 and a 50 percent bonus depreciation through 2012. With 100 percent depreciation, companies owning new qualified solar projects could depreciate 100 percent of the equipment placed in service from September 8, 2010 through December 31, 2011. For companies that place equipment in service after 2011, the bill contains a 50 percent bonus depreciation provision that companies can elect for qualifying property through December 31, 2012. Failure of the federal government to extend these policies beyond their expiration date may affect the economic viability of solar projects, reducing the pool of potential developers financing solar projects through our platform.

The price of solar equipment is determined in part by global supply and demand. Any shifts in national trade policy that increase component pricing may affect our ability to finance solar projects.

Recently, the U.S. Department of Commerce has imposed import tariffs on solar panels made in China. Although these tariffs have not had a significant effect on the solar equipment market to date, such tariffs could increase equipment prices, which would reduce the returns associated with owning solar installations and therefore weaken demand for solar power and for the financing of solar projects, which would likely have a material adverse effect on our business. Moreover, tariffs could be imposed retroactively, which would increase costs unexpectedly for projects that are underway or have already been built with equipment covered by the tariff.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Offering Circular regarding solar projects, Solar Customers, SPEs, our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

- expected rates of return and interest rates;
- the attractiveness of our platform;
- our financial performance;
- regulatory developments; and
- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. We have included important factors in the cautionary statements included in this Offering Circular, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements contained in this prospectus. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Offering Circular completely and with the understanding that actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PLAN OF DISTRIBUTION

We will offer the Notes for purchase on our website at 100% of their principal amount. The Notes will be offered only by Mosaic through the Mosaic website, and there will be no underwriters or underwriting discounts. The offering will remain open for 90 days unless the offering becomes fully-subscribed before the end of the 90-day offering period or unless we otherwise decide to end the offering period early. If we have not received commitments for the purchase of the full amount of the Notes as of the end of the offering period, we may list the remaining Notes on our website at a later time.

We will amend this Offering Circular in the event any of the information it contains becomes false or misleading in light of existing circumstances. In the event such an amendment becomes necessary, we will notify via email each investor who has made a commitment to purchase a Note and post a notice on the web page where the Notes are listed, in each case advising investors that a material amendment to the Offering Circular is pending. Once the amended Offering Circular has been qualified by the SEC and posted on our website, we will give each investor five days to withdraw his or her purchase commitment and will extend the offering period such that it remains open for at least 10 business days following the posting of the amended Offering Circular.

See "About Mosaic's Business – How Our Platform Operates – Financing Postings Available on the Mosaic Website" and "– Purchase of Notes" for more information.

USE OF PROCEEDS

We will use the proceeds of the Notes to replenish our funds available for financing of other solar projects.

ABOUT MOSAIC'S BUSINESS

Overview

Mosaic operates an online "crowdfunding" platform through which investors may participate in the financing of solar projects through the purchase of Notes. In a typical solar project, the power generating equipment is leased to the Solar Customer or the power generated by the equipment is sold to the Solar Customer pursuant to a power purchase agreement ("PPA"). The owner of the project (the "Owner") typically holds the project's assets (including the right to receive payments under the lease or PPA) through a special purpose entity, or "SPE." Typically, when we finance a project through the sale of Notes, we make a loan to the SPE (sometimes referred to herein as the "Borrower") and then replenish those funds through the sale of Notes. Payments on the Notes are dependent on Mosaic's receipt of corresponding payments on Mosaic's loan to the SPE. The SPE's loan payment obligations ("Loan Obligations") are secured by the assets owned by the SPE in connection with the project, including the SPE's rights to receive payments under the lease or PPA.

The following diagram shows the structure of a typical solar finance arrangement:



Solar Customer
PPA/Lease Payments
Mosaic Investors
Note Investment
Note Repayments (net of servicing fee)
Mosaic Platform
Origination Fee
Loan
Security Interest
Loan Repayment
Project SPE
• PPA or Lease
• Power Generating Equipment
• Incentive Payments

At present, our crowdfunding platform operates online only. Our registration, processing and payment systems are automated and electronic. We encourage the use of electronic payments as the preferred means to disburse funds to an SPE and to remit cash payments on outstanding Loan Obligations. We are not a bank and have no physical branches, and we do not take deposits or pay interest on investors' funds other than in connection with the Notes we issue. Our website provides detailed information about our platform, including our fees, the full text of our agreements with investors, help pages and white papers. In addition to the customer support materials available on our website, we make additional customer support available to members by email and phone through our customer support team in Oakland, California.

We currently expect to earn revenue from two principal sources:

- a one-time origination fee charged to the developer of the solar project; and
- a servicing fee of 1% to 1.5% that is charged to investors and deducted from each payment on the Notes.

In addition to the fees listed above, in some circumstances we may charge fees to the SPE for (i) late payment, (ii) unsuccessful payment due to factors such as insufficient funds or (iii) processing of payments made by check. In addition, in the event we are required to take collection action with respect to unpaid Loan Obligations, we may deduct a collection fee from any amounts that are successfully collected before those proceeds are distributed to Note holders. See "How Our Platform Operates – Servicing and Collection of Loans."

Background

U.S. Photovoltaic Industry

Demand for photovoltaic (PV) power in the U.S. has grown significantly over the last few years, and is projected by the Solar Energy Industries Association (SEIA) to continue growing rapidly. According to SEIA, from 2005 to 2011, the U.S. PV market grew at an average annual rate of 64%, and SEIA has projected a compound annual growth rate of 30% between 2011 and 2015. According to market segment data from GTM Research, installed capacity of utility-scale PV projects more than tripled from 70 MW in 2009 to 242 MW at the end of 2010. As of the third quarter of 2011, utility-scale projects, which are projects of generally greater than 3MW in size with an electric utility energy purchaser, represented almost one-third of all installed PV in the U.S. Net-metered non-residential and residential projects have also grown significantly over the past two years, growing at an average annual rate of 86% and 44%, respectively, from 2009 to 2011. Net-metered non-residential projects include those located at customer facilities, such as municipal buildings, schools, hospitals and commercial enterprises. Net-metering laws encourage the adoption of solar power by compensating Solar Customers for excess power that is transmitted into the grid, in the form of a credit on future electricity bills.

For most solar projects, government subsidies are a critical component of both initial financing and investor returns. In the U.S., the most important government subsidy has been the investment tax credit, which entitles a solar equipment owner to a tax credit equal to 30% of qualified solar installation costs. There are some restrictions as to how the tax credit can be applied – for instance, for individuals tax credits may only be used to offset passive income (consisting of income from rental activity or a business in which the taxpayer does not materially participate) – whereas entities are permitted to offset all taxable income. To take full advantage of the tax credit, a solar investor must have tax liability that is at least equal to the credit amount, which makes solar projects only attractive to investors that are generating the right type of taxable income. Solar investors can capture the tax credit by acquiring direct ownership interests in solar projects or by investing in a fund that owns solar projects, referred to as a "tax equity fund."

In 2009, through the adoption of Section 1603 of the American Reinvestment and Recovery Act, Congress created a program under which the owner of a solar installation could receive a 30% cash grant in lieu of an investment tax credit. The Section 1603 incentive provided a much-needed stimulus to the solar industry, reducing the market's dependence on investors with tax liabilities that could be offset by the investment tax credit. Although the Section 1603 program expired on December 31, 2011, a project may still be eligible for a Section 1603 grant if the developer either commenced construction by December 31, 2011 or took advantage of a "safe harbor" under the program by incurring 5% of the total eligible project costs by the December 31, 2011 deadline. Many developers have safe-harbored significant amounts of project assets to preserve the incentives associated with the Section 1603 program well into 2013.

The economics of solar projects are also affected by the prices of PV panels and related electrical components, which have fallen dramatically over the last few years. According to industry research firm Clean Edge, the global average price of installed solar PV systems has dropped from $7.20 per watt in 2007 to $3.47 per watt in 2011. Prices continue to fall, though this may change due to changes in U.S. trade policy towards panels imported from China. On March 20, 2012, the U.S. Department of Commerce imposed import tariffs on solar panels made in China, ranging from 2.9% to 4.74%. Additional tariffs may be imposed if the Commerce Department finds that Chinese panel manufacturers have been "dumping" solar panels on world markets (i.e., selling them below cost).

Solar Power Finance

The solar finance industry is in the early stages of development. The combination of falling component prices and favorable incentive programs has stimulated growth of solar power in the U.S., but the supply of debt and equity financing for project development has been slow to catch up. GTM Research has estimated that, due to expected U.S. solar industry growth, there will be over $50 billion of financing needed for PV projects over the next five years.

Solar projects at residential locations or small or medium-size businesses are generally owned by an SPE (typically a limited liability company), which holds title to all of a project's assets (such as solar panels, inverters and racking systems), is entitled to a project's available federal and state incentives, and is party to the contractual rights and obligations arising out of project activities including the lease or PPA with the Solar Customer.

Solar projects, like other energy generating assets, are capital-intensive and require up-front financing to pay for construction and long-term ownership. Solar installations are considered long-term assets and are usually financed with a combination of government incentives and debt and equity capital. A few of the most common forms of debt financing for solar projects include:

- construction finance, used to make payments to an engineering, procurement and construction builder of a solar power system;
- term debt, which is provided to the SPE to finance the long term ownership of the solar power system, and is paid to the SPE upon interconnection of the project; and
- bridge loans, which are typically used to "bridge" the financing of a project until an SPE receives an Incentive Payment.

Because the up-front costs of solar power systems are high, instead of purchasing a system, many solar power customers prefer to lease their systems or enter into a PPA under which they purchase the system's electricity output from the SPE. Such leases or PPAs generate an ongoing payment stream from which lenders or investors who have financed the initial installation can obtain a return on their investment.

Some state and local governments and many foreign governments promote solar power generation through feed-in tariff programs. A feed-in tariff permits a private party to generate solar power (or other forms of renewable energy) for sale directly to the local electric utility at a predetermined price. This price is typically set at a level that ensures that the seller can earn a profit from the generation of power. The solar developer might install a rooftop PV system in the same fashion as it would under a more traditional lease or PPA arrangement, but enters into a PPA directly with the utility, while paying rent to the building owner for the right to maintain a the system on the building's roof.

The following diagram shows the structure of a typical solar finance arrangement:


Solar Customer
PPA/Lease Payments
Mosaic Investors
Note Investment
Note Repayments (net of servicing fee)
Mosaic Platform
Origination Fee
Loan
Security Interest
Loan Repayment
Project SPE
• PPA or Lease
• Power Generating Equipment
• Incentive Payments

Sources of debt and equity for solar project finance have historically been volatile, influenced by changes in the economy, capital markets and government incentives for renewable energy. Between 2008 and 2010, solar finance was considerably constrained by the global economic recession, when sources of financing tied to investment tax credits were severely constrained and bank lending decreased dramatically. However, conditions have become more favorable for solar finance as the global economy has improved, with banks, private equity and other investors increasing their investments in the sector.

Debt financing for solar projects is provided by a limited number of commercial banks and specialty lenders. Because of relatively high transaction costs, banks generally focus on lending to large projects or portfolios of projects, where the total loan amount is over $10 million. Although certain banks and specialty lenders will lend to projects or portfolios in smaller amounts, demand for such financing is significantly greater than supply, and the resulting lending rates are often too high for most projects to utilize. Additionally, because the solar industry is relatively new in the U.S., few financial institutions have invested the resources to build a solar financing practice. Much of the financing in the market comes from so-called "specialty lenders" – typically small funds or high net worth individuals who specialize in solar investment. Tax equity financing has served an important role in solar project finance, providing up to 55% of project financing when coupled with other tax benefits such as accelerated depreciation. However, tax equity financing is directly dependent upon profitability and institutions that choose to use it to manage their tax liability, hence making it a less stable source of financing. According to GTM Research, prior to the recent global economic recession, approximately $6.1 billion of tax equity was available for investments in renewable energy. This fell to $1.2 billion in 2009, but rose again to $3.7 billion in 2010 as institutions improved their profitability.

Crowdfunding

Crowdfunding is a rapidly growing financing method involving the aggregation of capital from small investors using the Internet. As used herein, "crowdfunding" does not refer to the crowdfunding provisions of the Jumpstart Our Business Startups Act ("JOBS Act"), which was adopted in April 2012. The JOBS Act sets forth a regulatory regime under which companies will be permitted to raise capital through securities offerings to large numbers of small investors without registration with the SEC or the states, provided that such companies or their intermediaries follow certain safeguards and procedures designed to protect investors. The requirements under the JOBS Act regarding those safeguards and procedures will not apply to this offering.

Our Financing Model

Mosaic views solar finance through crowdfunding as an important new market opportunity. Mosaic believes that key drivers of crowdfunding for solar include:

- reduced project origination and financing request costs;
- lower interest rates for financing of solar projects;
- attractive returns for investors;
- the opportunity to promote renewable energy by investing in solar projects; and
- growing acceptance of the Internet as an efficient and convenient forum for investment transactions.

The Solar Project Development Process

A solar project's timeline can be divided into the following stages: Pre-Construction, Construction and Post-Interconnection.

Pre-Construction

During the Pre-Construction phase, the developer must commit working capital to sales and design costs. Additionally, the developer funds the process of:

- identifying a proper building site with a creditworthy Solar Customer;
- researching applicable state and federal incentive programs and understanding which incentives the project is qualified for;

- designing a system that generates enough energy (and therefore, revenue) to produce a return on investment;

- setting up the SPE (if applicable); and

- securing vendor financing for the installation's components, such as PV panels, inverters and racking hardware.

Construction

Typically, the solar project developer will utilize a third-party engineering, procurement and construction service ("EPC") to install the system. During the Construction phase, the developer needs capital to pay the EPC, which typically comes from a construction loan or equity investments. Although the construction timeline may vary depending upon the system size and weather conditions, construction of a 200kW system typically takes one to two months.

Post-Interconnection

Following completion of construction, a utility company inspection will generally occur within one month, after which, provided the system passes inspection and the application documentation is approved, the solar project receives permission to operate and connect to the power grid. This step is typically referred to as "interconnection." At this point the solar power system begins commercial operation and the Solar Customer begins making payments to the SPE under the lease or PPA. Alternatively, under a feed-in tariff program offered by the local electric utility, the SPE will lease the rooftop space from the building owner and enter into a PPA directly with the utility.

Financing of Solar Projects

Initially, we intend to offer term financing, in which we make a loan to a Borrower having a repayment term of three to ten years, usually at a fixed interest rate. The proceeds of this loan may be applied toward the repayment of the project's construction loan or toward the refinancing of other term debt. The resulting Loan Obligations are secured by the assets owned by the SPE in connection with the solar project. Cash generated from the project's Incentive Payments and lease or PPA revenues are used to pay off the Loan Obligations, which are typically senior to the SPE's other financing obligations.

How Our Platform Operates

Mosaic Investor Account

To begin investing on the Mosaic platform, an investor must first register on our website and then create an investor account. Individual investors must be at least 18 years of age and a U.S. resident. When registering, the investor must agree to our platform rules and terms of use, including consent to receipt of disclosures electronically, and must agree to a tax withholding statement. The investor must also agree to our investor agreement, which governs all sales of our Notes to investors.

To create an account, an investor who is an individual must provide his or her name, address, email address and social security number, and either a state driver's license or state identification card number. An entity investor must provide the name of the entity, its address, the name and email address of a contact person, and the entity's taxpayer identification number. Before an investor may begin investing on our platform, the investor must agree to our rules, limitations, processes and procedures for originating, servicing and collecting Loans and for purchasing Notes through the Mosaic platform.

In addition, to purchase Notes, the investor must reside in a state where the Notes are registered or qualified. The Notes offered hereby may only be purchased by investors residing in California, Colorado, Nevada, New York or Oregon. Investors may also be required to satisfy minimum financial suitability standards. Investors residing in Colorado, Nevada and Oregon must have either (1) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (2) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings. Investors in California who invest more than $2,500 in a project must have either (1) a minimum annual gross income of $65,000 and a minimum net worth of $250,000, exclusive of automobile, home and home furnishings, or (2) a minimum net worth of $500,000, exclusive of automobile, home and home furnishings.

Project Funding and Treatment of Investor Balances

Prior to purchasing Notes, investors must transfer funds to an account maintained on our platform, which we refer to as a "funding account." Investors place funds in their funding account by authorizing an electronic transfer using the ACH network from the investor's designated and verified bank account to the account we currently maintain at Wells Fargo Bank. This account is a pooled account titled in our name "for the benefit of" Mosaic investors, known as the "FBO account," and is a non-interest bearing demand deposit account. All funds to be applied to an investor's Note purchases are held in this FBO account, and all Note payments payable to the investor are deposited in the FBO account.

Investors have no direct relationship with Wells Fargo in connection with the FBO account. Mosaic is the trustee for the FBO account. In addition to outlining the rights of investors, the trust agreement provides that we disclaim any economic interest in the assets in the FBO account and also provides that each investor disclaims any right, title or interest in the assets of any other investor in the FBO account. No Mosaic funds are ever commingled with the assets of investors in the FBO account.

Under the FBO account, we maintain sub-accounts for each of the investors on our platform to track and report funds committed by investors to purchase Notes, as well as payments received from SPEs. These record-keeping sub-accounts are purely administrative and reflect balances and transactions concerning the funds in the FBO account.

Heavy transaction volume into and out of the FBO account could increase the risk of bookkeeping and recordkeeping errors. Because our ACH payments flow through a large financial institution, there is an auditable trail of money movement, and in the case of a bookkeeping error, we believe we will be able to recreate transaction histories in order to correct the error. We maintain a sub-ledger with respect to the FBO account that records all movements of funds into and out of that account, which we periodically reconcile with our bank transaction history; initially, we will perform reconciliation daily by comparing the aggregate debits and credits in the FBO account with the aggregate debits and credits on our sub-ledger. We perform nightly backups of our entire system, including the sub-ledger.

The FBO account is FDIC-insured on a "pass through" basis to the individual investors, subject to applicable limits. This means that each investor's balance is protected by FDIC insurance up to the limits established by the FDIC, currently $100,000 per investor in the aggregate. Other funds the investor has on deposit with Wells Fargo, for example, may count against any applicable FDIC insurance limits.

Funds of an investor may stay in the FBO account indefinitely. Such funds may include:

- funds in the investor's sub-account never committed to purchase Notes;
- funds committed to the purchase of Notes for which the underlying financing has not closed; or
- payments received from us related to Notes previously purchased.

Upon request, we will transfer investor funds in the FBO account to an investor's verified bank account by ACH transfer, provided such funds are not already committed to the future purchase of Notes.

Evaluation and Pricing of Financing Opportunities

The financing of each solar project on the Mosaic platform generally commences with a project developer or owner requesting financing from Mosaic. The amount financed generally ranges from $50,000 to $1,000,000, and the term of the indebtedness generally ranges from three to ten years. Each solar project is financed through an SPE that is created for that project only and is not generally permitted to incur other indebtedness or obligations for any other purpose.

We evaluate each financing request and determine the appropriate interest rate based on a specific set of underwriting criteria relating to repayment risk associated with the Borrower, technical risk associated with the project equipment, value of the project's assets as collateral, and regulatory and environmental risks. The interest rate we charge to the Borrower is based on a spread relative to the prime rate; the higher the overall score, the higher the interest rate we will set. Within a certain range determined by our underwriting criteria, the final rate we agree to is based on negotiation with the Borrower and competitive factors. If the overall score exceeds a certain level, we will decline to finance the project.

Financing Terms

Loan Obligations are secured obligations of the Borrower. Loan Obligations are generally secured by a first lien security interest in the assets owned by the Borrower related to the solar project, including the Borrower's rights to receive payments from the Solar Customer under the lease or PPA. If a Borrower defaults on the Loan before the maturity date, Mosaic will, in its sole discretion, seek to sell the Project or take other actions to recover payment on the Loan Obligations. Any funds we recover as a result of such actions prior to maturity of the Notes will be paid to the holders of the Notes pro rata, net of our servicing fee and other applicable collection fees.

Our payment obligations under the Notes are unsecured, and investors do not have a security interest in the corresponding Loan Obligations.

Loans may generally be prepaid in whole or in part at any time without prepayment penalty. In the case of a partial prepayment, we automatically reduce the outstanding principal, but the payments relating to Term Financing indebtedness is left unchanged, effectively reducing the term over which the Loan is repaid.

Purchase of Notes

Notes will be available for sale to investors who (1) reside in states in which the Notes are available for sale and (2) have funded their funding accounts with sufficient funds to make the desired investment. Once the offering of the Notes commences, the offering will remain open for up to 90 days, during which information relating to the offering and instructions for purchasing Notes will be available on our website. The Notes will be issued at the end of the listing period or on such earlier date as the offering is fully subscribed.

You may purchase a Note by opening the listing for the Project on our website and indicating the amount you wish to invest, subject to the maximum investment amount, if any, imposed by your state of residence. You will then be prompted to confirm your "order." After such confirmation, your order will represent your binding commitment to purchase the Note, provided the available funds in your funding account are sufficient to complete the purchase. From that point on, through the remainder of the listing period, the committed funds may no longer be withdrawn from your account or committed to other projects. Alternatively, you may indicate your intent to purchase a Note without having sufficient funds in your funding account, provided that (i) your commitment will become binding only at such time as your account has sufficient funds, and (ii) before that time, Mosaic may cut back the principal that is allocated to you in order to meet demand from other investors.

In the event we are required to amend this Offering Circular (e.g., as a result of material changes to the information contained herein), we will notify each investor who has made a commitment to purchase a Note and post a notice on the web page where the Notes are listed, in each case advising investors that a material amendment to the Offering Circular is pending. Once the amended Offering Circular has been qualified by the SEC and posted on our website, we will give each investor five days to withdraw his or her purchase commitment and will extend the offering period such that it remains open for at least 10 business days following the posting of the amended Offering Circular.

Upon issuance of a Note, the principal amount is transferred from the investor's funding account. Notes are issued electronically, in "book entry" form, by means of registration of each investor's ownership in our records.

Servicing and Collection of Loans

Following the purchase of Notes and the funding of the corresponding Loan, we will begin servicing the Loan. We will set up an automated accounting system to track payments received from the Borrower. We are responsible for billing, payment collection, debt status tracking, and all other tasks required to efficiently service the Loan. Payments by the Borrower are handled by automatic debiting of its bank account by ACH transfer. If the Borrower chooses to pay by check, we impose a $15.00 check processing fee per payment, subject to applicable law. We provide reports and other investor communications via electronic communication.

When we receive a payment on the Loan, we will make an equivalent payment on the Notes, subject to our servicing fee equal to 1.50% of any principal, interest, installment payments or late fees we receive from the Borrowers. We retain 100% of any check processing and other processing fees we receive to cover our costs.

Loan payments by the Borrower are transferred to a clearing account in our name where they remain for up to 10 business days. Thereafter, we make payments on the Notes by transferring the appropriate funds to the FBO account and allocating amounts received on specific Loan Obligations to the appropriate investor's sub-account. An investor may transfer uncommitted funds out of the investor's Mosaic sub-account in the FBO account by ACH transfer to the investor's designated bank account at any time, subject to normal execution times for such transfers (generally two to three business days).

When a Loan is past due and payment has not been received, we contact the Borrower to request payment. After a 15-day grace period, we may, in our discretion, assess a late payment fee. The amount of the late payment fee is the greater of 3.00% of the unpaid payment amount or $150, or such lesser amount as may be provided by applicable law. This fee may be charged only once per late payment. Amounts equal to any late payment fees we receive are paid to holders of the Notes corresponding to the relevant Loan, net of our servicing fee. We may choose not to assess a late payment fee when a Borrower promises to return a delinquent Loan to current status and fulfills that promise. We may also work with the Borrower to structure a new payment plan without the consent of any holder of the Notes corresponding to that Loan. Under the terms of our investor agreement, we are required to service and collect Loan Obligations in good faith, accurately and in accordance with industry standards customary for servicing comparable debt obligations.

Each time a payment request is denied due to insufficient funds in the Borrower's account or for any other reason, we may assess an unsuccessful payment fee to the Borrower in an amount of $35.00 per unsuccessful payment, or such lesser amount as may be provided by applicable law. We retain 100% of this unsuccessful payment fee to cover our costs incurred because of the denial of the payment.

If a Loan becomes more than 30 days overdue, we identify the Loan on our website as "Late (31-60 days)," and we refer the Loan to our in-house collections department, which will attempt to bring the Borrower current on its Loan Obligation. If the overdue Loan cannot be resolved in this fashion, then we will exercise our security interest and take possession of the assets of the project. In order to recover amounts due under the Loan, we will either take over the operation of the project and repay the Notes out of the revenues generated by the Project or sell the project assets and repay the Notes out of the proceeds of the sale.

Amounts equal to any recoveries we receive from the collection process are payable to investors on a pro rata basis, subject to our deduction of our servicing fee and possible additional fees as described in the table below. Each investor's right to receive principal and interest payments and other amounts in respect of that Note is limited in all cases to the holder's pro rata portion of the amounts received by Mosaic in connection with the Loan, including, without limitation, all payments or prepayments of principal and interest, subject to servicing fees and charges retained by Mosaic, or a third party, as set forth in the table below.

Investors are able to monitor the payment status of a Loan as "current," "Late (15-30 days)," "Late (31-60 days)," "Late (61-90 days)," "Late (91-120 days)" or "Late (over 121 days)," but cannot participate in or otherwise intervene in the collection process.

Mosaic Fees

The following table summarizes the fees that we charge and how these fees affect investors:

Description of Fee	Fee Amount	When Fee Is Charged	Effect on Investors
Origination fee	Based on negotiation with the Borrower	This fee is withheld from payment of Loan proceeds to the Borrower	The origination fee is charged to the Borrower and will not affect the yield on the Notes
Servicing fee on Notes	1.00% to 1.50% of the principal, interest, installment payments or late fees received by Mosaic from Borrowers in respect of each corresponding Loan (in each case excluding any payments due to Mosaic on account of portions of the corresponding Loan Obligation, if any, funded by Mosaic itself)	At the time of any payments on the Notes, including Note payments resulting from prepayments or partial payments on corresponding Loan	The servicing fee will reduce the effective yield on the Notes below their stated interest rate
Loan Obligation late fee	Assessed at our discretion; if assessed, the late fee is the greater of 3.00% of the unpaid installment amount, or $150.00, or such lesser amount as may be provided by applicable law, and may be charged only once per late payment	At our discretion, when a Loan Obligation is past due and payment has not been received after a 15-day grace period	Amounts equal to any late payment fees we receive are paid to holders of the Notes corresponding to the relevant Loan Obligation, net of our servicing fee of 1.00% to 1.50%
Loan Obligation unsuccessful payment fee	$35.00 per unsuccessful payment, or such lesser amount as may be provided by applicable law	May be assessed each time a payment request is denied, due to insufficient funds in the Borrower's account or for any other reason	We retain 100% of this unsuccessful payment fee to cover our costs incurred because of the denial of the payment
Loan Obligation collection fee	Only charged after a Loan Obligation becomes 31 days overdue if the collection agency or Mosaic is able to collect an overdue payment; collection fee is up to 35% or, in the event of litigation, the amount of our legal fees and costs, if greater.	At the time of successful collection after a Loan Obligation becomes 31 days overdue	Collection fees charged by us or a third-party collection agency will reduce payments and the effective yield on the related Notes; collection fees will be retained by us or the third-party collection agency as additional servicing compensation
Check processing fee	$15.00 per check processed for any payments made by check	At the time a payment by check is processed	We retain 100% of this check processing fee to cover our costs

Our normal collection process changes in the event of a Borrower's bankruptcy. When we receive notice of the bankruptcy, as required by law, we cease all automatic payments on the Loan and defer any other collection activity. The status of the Loan, which the relevant investors may view, switches to "bankruptcy." We next determine what we believe to be an appropriate approach to the Borrower's bankruptcy, including the filing of a proof of claim and attempts to obtain relief from stay to foreclose on the assets that secure the Loan. In the event of foreclosure, we will either remove the system or, if possible, collect payments directly from the Solar Customer under the lease or PPA. We may pursue additional relief beyond the proof of claim, depending upon certain factors including our view of the costs and benefits to Mosaic of any proposed action. Notwithstanding the foregoing, in the event of the Borrower's bankruptcy, if the Borrower has other creditors, the bankruptcy court may refuse to grant relief from stay to enable us to foreclose on the Borrower's assets. Moreover, if a mortgage lender to the Solar Customer has foreclosed on the Solar Customer's property, we may be unable to gain access to the premises to take possession of the equipment.

We are currently exploring options for backup servicing in the case of Mosaic's bankruptcy or an interruption to our operations that prevents us from servicing the Loan. No backup servicing arrangement is in place at present.

We currently have 14 full-time employees and are building technology infrastructure to allow us to sell Notes, provide customer service to investors, and originate, underwrite and service Loans efficiently and in compliance with applicable laws and regulations. We currently have three full-time employees responsible for the origination, underwriting and servicing of Loans, and seven employees responsible for building our technology platform.

Investor Agreement

When an investor registers on the Mosaic platform, the investor enters into an Investor Agreement with us that governs the investor's purchases of Notes from time to time. Under the agreement, we provide the investor the opportunity through the platform to review solar projects and participate in the financing of such projects through the purchase of Notes. Once the investor makes a purchase commitment, that commitment is irrevocable except in limited circumstances, as described above under "Purchase of Notes."

The agreement limits the investor's right to collect or attempt to collect from any Borrower or Solar Customer, directly or through any third party, any amount owing under any of the investor's Notes or on any of the Loan Obligations or lease or PPA payment obligations that correspond to the investor's Notes.

In the agreement, the investor acknowledges that the Notes are intended to be debt instruments issued by Mosaic that have original issue discount ("OID") for U.S. federal income tax purposes and agrees not to take any position inconsistent with that treatment of the Notes for tax, accounting, or other purposes, unless required by law. The investor also acknowledges that the Notes will be subject to the OID rules of the Internal Revenue Code, as described below under "Material U.S. Federal Income Tax Considerations – Taxation of the Notes – Taxation of Payments on the Notes."

Acknowledgments, Representations and Warranties

The agreement describes the limitations on payments on the Notes, and the investor acknowledges that, among other things:

- payment on the Notes, if any, depends entirely on the receipt of payments by Mosaic in respect of the corresponding Loan;
- Mosaic does not warrant or guarantee in any manner that the investor will receive all or any portion of the principal or interest the investor expects to receive on any Note or that the investor will realize any particular or expected rate of return; and

- the amount received on a Note, if any, is specifically restricted to payments made by Mosaic equal to the payments made by the Borrower in connection with the corresponding solar project, net of servicing fees.

Under the agreement, the investor represents and warrants to Mosaic that, among other things:

- the investor meets minimum financial suitability standards and maximum investment limits established for the Mosaic platform, as then in effect, or as set forth in a supplement to the Offering Circular for residents of the state in which investor resides and agrees to provide us with any additional documentation as we may require to verify such compliance;

- the investor has received the Offering Circular and the form of Note;

- the investor has complied in all material respects with applicable federal, state and local laws in connection with the investor's execution and performance of the investor's obligations under the Investor Agreement; and

- if the investor is a legal entity, the execution and performance of the Investor Agreement will not constitute or result in a breach or default under, or conflict with, any legal requirement or any agreement to which the investor is bound.

Under the agreement, Mosaic represents and warrants to the investor that, among other things, it has complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the Note. Mosaic does not make representations with respect to the projects that are being financed through the sale of Notes, including whether the information provided regarding the Borrower and the Solar Customer for a listed project are true or whether the financing will be conducted as described in the project listing. However, the information Mosaic provides with respect to each project will be subject to the antifraud provisions of federal securities laws, such that any material misstatements or omissions could result in Mosaic's liability to investors.

Remedies

If we breach any of our representations and warranties and such breach materially and adversely affects an investor's interest in a Note, we agree to:

- cure the breach, if the breach is susceptible to cure;

- repurchase the Note; or

- indemnify and hold the investor harmless against all losses (including losses resulting from the nonpayment of the Note), damages, expenses, legal fees, costs and judgments resulting from any claim, demand or defense arising as a result of the breach.

We will determine, in our sole discretion, if a breach is susceptible to cure, whether to cure such breach, repurchase the Note or indemnify the investor with respect to the Note. If we elect to repurchase a Note, we will pay the investor an amount equal to the outstanding principal balance of the Note and accrued interest as of the date of repurchase.

To protect Mosaic from having to respond to multiple claims by investors in the event of an alleged breach or default with respect to a series of Notes, the Investor Agreement restricts investors' rights to pursue remedies individually in connection with such breach or default. Except in limited circumstances, such remedies may only be pursued by a representative designated by the holders of a majority-in-interest of such Notes.

In addition, under the Investor Agreement, Mosaic may require that any claims against it, other than claims alleging violations of federal securities laws by Mosaic or any of its officers or directors, be resolved through binding arbitration rather than in the courts. The arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision.

Servicing

The agreement provides that we will use good faith efforts to service and collect on the Loan Obligations.

The agreement also provides that we will service all Notes and all Loans both before and after default. Any amounts received by Mosaic on such Loans will be forwarded to the holders of the corresponding Notes, subject to applicable servicing fees. In servicing such obligations, we may, in our discretion, utilize affiliated or unaffiliated third party loan servicers, repossessors, collection agencies or other agents or contractors.

Mosaic and any third-party servicer servicing any such obligation shall have the right, without the investors' consent, subject to the foregoing servicing standard, to change the payment date or reduce the principal amount or the rate of interest or the place and manner of making payments on such obligations, or amend or waive any other term of such obligations, or charge off any obligations that Mosaic or a third-party servicer servicing the obligations deems uncollectible.

The agreement provides that we shall be entitled to retain our servicing fee from payments received on Loan Obligations, and that our servicing fee rates are posted in the Fees and Charges section of the Mosaic website, and are subject to change at any time without notice. The applicable servicing fee rate will be disclosed in all listings. The agreement provides that the servicing fee on each Note will be the amount of the servicing fee in effect at the time the listing for the solar project evidenced by the Note was posted, and will remain unchanged for the term of the Note, provided that (1) in the event the Loan is serviced by a backup servicer, that servicer may charge a higher servicing fee and (2) in the event we are required to pursue collection actions on the Loan Obligations, we may withhold a collection fee of up to 35% (or such greater amount of as we incur in legal fees and costs in the event of litigation).

Investors will not receive unsuccessful payment fees or collection fees we or a third-party servicer or collection agency charge, and such fees will be retained by the party receiving the fee as additional servicing compensation. We will pay investors any late fees we receive on Loan Obligations, subject to our servicing fee.

THE OFFERING

We are offering $393,025 of Notes having a term of 10 years. The Notes will be paid in quarterly installments in variable amounts based on projected revenues generated by the Project. Based on the scheduled payments, the Notes will bear interest at the annual rate of 5.50%, subject to servicing fees equal to 1.50% of each installment payment.

The Project

The Project is a 251 kW solar carport in Gainesville, Florida that has been in operation since May 2012. A solar carport consists of an array of canopies erected over a parking lot that provide shade while generating power through solar panels mounted on top of each canopy. The Project generates revenue by selling its electricity output to the Solar Customer at a fixed rate of $0.29 per kilowatt pursuant to a PPA. The PPA has a 20-year term.

The Owner of the Project, a privately-held solar developer, funded the original construction of the Project at a cost of $830,493. The Borrower is a limited liability company, wholly-owned by the Owner, which holds the Project's assets. The Solar Customer is Gainesville Regional Utilities, a municipally-owned utility located in Gainesville.

The Project's equipment consists of 1,036 Suntech solar modules and a single SMA inverter. The modules are subject to a 10-year manufacturer's warranty that guarantees that the modules' power output at not less than 90% of the modules' rated output. The inverter has a five-year manufacturer's warranty.

The estimated revenue generated by the Project during the term of the Loan, based on the projected amount of power generated during that period, is represented by the following table:

Quarterly Payment Period	Estimated Electricity Generated (kWh)[1]	Price per kWh	Estimated Gross Revenue	Estimated Expenses[2]	Estimated Net Revenue
1	71,467	$0.29	$20,725	$6,418	$14,307
2	60,362	$0.29	$17,505	$6,418	$11,087
3	93,237	$0.29	$27,039	$6,418	$20,620
4	104,452	$0.29	$30,291	$6,418	$23,873
5	71,110	$0.29	$20,622	$6,629	$13,993
6	60,060	$0.29	$17,417	$6,629	$10,788
7	92,771	$0.29	$26,903	$6,629	$20,274
8	103,929	$0.29	$30,140	$6,629	$23,510
9	70,754	$0.29	$20,519	$6,849	$13,670
10	59,760	$0.29	$17,330	$6,849	$10,481
11	92,307	$0.29	$26,769	$6,849	$19,920
12	103,410	$0.29	$29,989	$6,849	$23,140
13	70,400	$0.29	$20,416	$7,079	$13,338
14	59,461	$0.29	$17,244	$7,079	$10,165
15	91,845	$0.29	$26,635	$7,079	$19,557
16	102,893	$0.29	$29,839	$7,079	$22,760

[1] Based on average amount of sunlight during time of year and warranted performance of solar panels over their lifetime, assuming the Notes are issued on October 1, 2012.
[2] Expenses consist primarily of site lease payments, scheduled project maintenance, insurance, and administrative expenses such as billing, accounting and governmental filing costs.

Quarterly Payment Period	Estimated Electricity Generated (kWh)[1]	Price per kWh	Estimated Gross Revenue	Estimated Expenses[2]	Estimated Net Revenue
17	70,048	$0.29	$20,314	$7,318	$12,996
18	59,164	$0.29	$17,158	$7,318	$9,840
19	91,386	$0.29	$26,502	$7,318	$19,184
20	102,378	$0.29	$29,690	$7,318	$22,372
21	69,698	$0.29	$20,212	$7,568	$12,645
22	58,868	$0.29	$17,072	$7,568	$9,504
23	90,929	$0.29	$26,369	$7,568	$18,802
24	101,866	$0.29	$29,541	$7,568	$21,973
25	69,350	$0.29	$20,111	$7,829	$12,283
26	58,574	$0.29	$16,986	$7,829	$9,158
27	90,474	$0.29	$26,238	$7,829	$18,409
28	101,357	$0.29	$29,394	$7,829	$21,565
29	69,003	$0.29	$20,011	$8,101	$11,910
30	58,281	$0.29	$16,901	$8,101	$8,801
31	90,022	$0.29	$26,106	$8,101	$18,006
32	100,850	$0.29	$29,247	$8,101	$21,146
33	68,658	$0.29	$19,911	$8,385	$11,526
34	57,989	$0.29	$16,817	$8,385	$8,432
35	89,572	$0.29	$25,976	$8,385	$17,591
36	100,346	$0.29	$29,100	$8,385	$20,716
37	68,314	$0.29	$19,811	$8,681	$11,130
38	57,699	$0.29	$16,733	$8,681	$8,052
39	89,124	$0.29	$25,846	$8,681	$17,165
40	99,844	$0.29	$28,955	$8,681	$20,274

The Loan and the Notes

The Loan has a principal amount of $393,025 and will bear interest at 5.50% per annum. The Loan has an initial term of 10 years but may be extended for up to an additional three years. It is repayable in quarterly installments and may be prepaid without penalty. The payments due at the end of each quarterly payment period are set such that, if the actual amount of power generated by the Project and the actual expenses were equal to the estimated amounts, the Borrower's Debt Service Coverage Ratio would be 1.25. Debt Service Coverage Ratio is equal to the Borrower's net revenue after operating costs over a given period, divided by the payments due under its Loan Obligations over the same period.

The Notes will have a term and payment schedule that corresponds to the term and payment schedule of the Loan. Payments on the Notes will be dependent on our receipt of corresponding payments on the Loan, and each payment on the Notes will be equal to the corresponding payment on the Loan less our servicing fee of 1.50%. The Notes will bear interest at the annual rate 5.50%, subject to our servicing fee. Over their 10-year term, the Notes will generate a rate of return of 5.165% if paid in full.

Payments due on the Loan and corresponding payments on the Notes following each quarterly payment period are set forth on the following table:

Payment No.	Estimated Available Cash Flow	Contractually Required Loan Payment	Servicing Fee	Corresponding Note Payment
1	$14,307	$11,446	$172	$11,274
2	$11,087	$8,869	$133	$8,736
3	$20,620	$16,496	$247	$16,249
4	$23,873	$19,098	$286	$18,812
5	$13,993	$11,194	$168	$11,026
6	$10,788	$8,631	$129	$8,501
7	$20,274	$16,220	$243	$15,976
8	$23,510	$18,808	$282	$18,526
9	$13,670	$10,936	$164	$10,772
10	$10,481	$8,385	$126	$8,259
11	$19,920	$15,936	$239	$15,697
12	$23,140	$18,512	$278	$18,234
13	$13,338	$10,670	$160	$10,510
14	$10,165	$8,132	$122	$8,010
15	$19,557	$15,645	$235	$15,411
16	$22,760	$18,208	$273	$17,935
17	$12,996	$10,397	$156	$10,241
18	$9,840	$7,872	$118	$7,754
19	$19,184	$15,347	$230	$15,117
20	$22,372	$17,897	$268	$17,629
21	$12,645	$10,116	$152	$9,964
22	$9,504	$7,603	$114	$7,489
23	$18,802	$15,041	$226	$14,816
24	$21,973	$17,579	$264	$17,315
25	$12,283	$9,826	$147	$9,679
26	$9,158	$7,326	$110	$7,216
27	$18,409	$14,727	$221	$14,506
28	$21,565	$17,252	$259	$16,993
29	$11,910	$9,528	$143	$9,385
30	$8,801	$7,041	$106	$6,935
31	$18,006	$14,405	$216	$14,188
32	$21,146	$16,917	$254	$16,663
33	$11,526	$9,221	$138	$9,082
34	$8,432	$6,746	$101	$6,645
35	$17,591	$14,073	$211	$13,862
36	$20,716	$16,572	$249	$16,324
37	$11,130	$8,904	$134	$8,770
38	$8,052	$6,441	$97	$6,345
39	$17,165	$13,732	$206	$13,526
40	$20,274	$16,219	$243	$15,976

If any of the scheduled payments is late, the Borrower will be liable for interest on that payment at the rate of 5.50% per annum, in addition to any late payment fee.

About the Borrower and the Solar Customer

The Borrower is a Florida limited liability company that is wholly-owned by the Owner. As of the date when the Notes are issued, the Borrower is expected to have assets of $830,493 (consisting of the assets related to the Project) and liabilities of $393,025 (consisting of the Loan). Accordingly, on that date, the Owner's equity in the Borrower was $493,049.

The Solar Customer, Gainesville Regional Utilities, is an electric utility owned by the City of Gainesville, Florida. The Solar Customer's audited financial statements for the fiscal year ended September 30, 2011 are available at https://www.gru.com/Pdf/AboutGRU/10-11%20Financials.pdf. Its audited financial statements for the fiscal year ended September 30, 2010 are available at https://www.gru.com/Pdf/AnnualReport2010/GRU%202009-2010%20Financials%20Only.pdf. Its debt securities have received ratings of Aa2 by Moody's, AA by Standard & Poor's and AA- by Fitch. Moody's report is available at https://www.gru.com/Pdf/AboutGRU/Moodys0612.pdf. Standard & Poor's report is available at https://www.gru.com/Pdf/AboutGRU/S&P0612.pdf. Fitch's report is available at https://www.gru.com/Pdf/AboutGRU/Fitch0612.pdf. The foregoing financial statements, credit ratings and credit rating agency reports are publicly available on the Solar Customer's website. Mosaic played no role in the preparation of this information, has not verified the information and neither approves nor adopts the information.

Description of the Notes

The Notes are U.S. dollar denominated, are fully amortizing and are payable in variable quarterly installments. We have no obligation to make any payments on the Notes unless, and only to the extent that, we have received payments on the related Loan, which, in turn, will be funded primarily by payments by the Solar Customer under the PPA relating to the Project.

Maturity

The Notes and the Loan have an initial term of 10 years. If there are amounts owing to Mosaic in respect of the Loan at the initial maturity date, the term of the Notes will be automatically extended by three years, which we refer to as the "final maturity," to allow Note holders to receive any payments that we receive on the Loan after initial maturity. Any such payments will continue to bear interest at the rate of 5.50% per annum. However, because the Loan may be prepaid without penalty, and because we may, in our sole discretion and subject to our servicing standards, amend, modify or assign our rights under the Loan to a third party or charge off the Loan at any time after the 91st day of its delinquency, and because we generally charge off the Loan after it becomes more than one year past due, the Loan may never reach the final maturity date. Following the final maturity of a Note, the holder of that Note will have no right to receive any further payments from Mosaic even if the Borrower, under the corresponding Loan, or a bankruptcy trustee, subsequently remits payments to Mosaic or the servicer of the Loan.

Ranking

The Notes will be unsecured special, limited obligations of Mosaic. Mosaic will be obligated to make payments on the Notes only if and to the extent Mosaic receives installment payments from the Borrower on the corresponding Loan. Such payments, in turn, will be funded primarily by payments by the Solar Customer under the PPA relating to the Project. Payments on Loan will be shared ratably among all owners of the Notes, subject to Mosaic's servicing fee. In the event of a bankruptcy or similar proceeding of Mosaic, the relative rights of the holder of a Note as compared to the holders of other unsecured indebtedness of Mosaic with respect to payment from the proceeds of the Loan Obligations or other assets of Mosaic is uncertain. See "Risk Factors – If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and the recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the amounts due and to become due on the Note."

Payments and Paying Agents

Subject to the limitations described below under "Limitations on Payments," we will make installment payments on the Notes upon receiving payments in respect of the corresponding Loan, in accordance with the payment schedule for the Notes. The Notes will have a payment schedule providing for periodic payments over a term equal to the corresponding Loan, with the payment dates falling on the 10th business day after the due date for each installment of a payment on the corresponding Loan. *"Business Day"* means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which (1) the ACH System is closed or (2) banking institutions in San Francisco, California or New York, New York are authorized or obligated to close.

We request an ACH payment from the Borrower on the business day prior to the payment due date, and normally receive payment the following business day. A payment by the Borrower is initially deposited in our clearing account upon receipt and may not be distributed to the Note holder's funding account until as late as the 10th business day after the ACH payment was requested and the short return window for ACH funds has expired. Investors can review their account statements online and see that they have received payment on the Notes beginning on the 10th business day after the ACH payment was requested. The same process occurs upon maturity of the Note. Although payment under the Notes is made up to 10 business days after the applicable payment and maturity date, Mosaic treats the payment date and maturity date of the Note to be the same as the dates applicable to the corresponding Loan Obligations.

Limitations on Payments

Subject to the servicing fees described below, any amounts received on Loan Obligations will be forwarded by Mosaic to the holders of the Notes. Each Note holder's right to receive installment payments and other amounts in respect of that Note is limited in all cases to the holder's pro rata portion of the amounts received by Mosaic in connection with the corresponding Loan, subject to servicing fees withheld by Mosaic, including, without limitation, all installment payments, prepayments, partial payments, late payments or settlements, the proceeds from any foreclosure on collateral, or the proceeds from an assignment to a collections agent. To the extent we do not receive a required payment on a Loan, we will not make any payments on the Notes related to that payment (or the portion thereof that we do not receive, in the case of a partial payment), and a holder of a Note will not have any rights against Mosaic or the Borrower in respect of the Note or the Loan Obligations corresponding to such holder's Note.

As compensation for servicing the Loan and Notes, Mosaic shall be entitled to retain a servicing fee of 1.50% from payments received on the Loan. In the event the Loan is serviced by a backup servicer, that servicer may charge a higher servicing fee. In addition, in the event we are required to pursue collection actions on the Loan, we may withhold a collection fee of up to 35% (or such greater amount of as we incur in legal fees and costs in the event of litigation). The servicing fee is applicable to all payments received on Loan, including, without limitation, partial payments made toward a Loan. We will not pay you any unsuccessful payment fees or collection fees we or a third-party charge, and such fees will be retained by the party receiving the fee as additional servicing compensation. Mosaic will pay you any late fees we receive on Loan Obligations, net of our servicing fee. Any prepayments received on a Loan corresponding to Notes will be paid ratably to the Note holders.

The *"unsuccessful payment fee"* is a fee charged by Mosaic or a third-party servicer or collection agency when a payment request is denied or a check is returned unpaid for any reason, including but not limited to, insufficient funds in the Borrower's bank account or the closing of that bank account. The unsuccessful payment fee currently charged by Mosaic on Loan Obligations is $35 or such lesser amount permitted by law.

The Notes will mature on the initial maturity date, unless any scheduled payments in respect of the corresponding Loan remain due and payable upon the initial maturity date, in which case the maturity of the Notes will be automatically extended to the final maturity date and the unpaid portion of the Loan will accrue interest at the rate of 5.50% per annum. If we receive any payments from the Borrower after the final maturity date of a Note, we may retain 100% of these payments and will not be obligated to distribute those payments to Note holders.

Prepayments

To the extent that a Borrower prepays a Loan, holders of Notes related to that Loan will be entitled to receive their pro rata shares of the prepayment, net of applicable servicing fees.

Notification Requirements

Under the Investor Agreement (described above), we agree to notify investors within 90 days after we become aware that we have breached our representations and warranties under the investor agreement and to notify them that we have elected to cure the breach or to repurchase the applicable Note. We keep investors apprised of the payment status of Loans by identifying Loans on our website as "current," "Late (15-30 days)," "Late (31-60 days)," "Late (61-90 days)," "Late (91-120 days)" or "Late (over 121 days)." Loans that become more than one year overdue are charged off and designated as such on our website. Investors are able to monitor the Loan corresponding to their Notes, but cannot participate in or otherwise intervene in the collection process.

If the terms of any Loan are modified, we will notify the Note holders via email of the material terms of the modifications of the Loan and the effect such changes will have on their Notes, including changes to payments they will receive under the Notes.

Denominations, Form and Registration

We will issue the Notes only in registered form and only in electronic form. This means that each Note will be stored on our website. You can view a record of the Notes you own and the form of your Notes online and print copies for your records by visiting your secure, password-protected webpage in the "My Account" section of our website. We will not issue certificates for the Notes. Investors will be required to hold their Notes through our electronic Note register.

The laws of some states in the U.S. may require that certain persons take physical delivery in definitive, certificated form, of securities that they own. This may limit or curtail the ability of persons residing in such states to purchase Notes.

We will treat the investors in whose names the Notes are registered as the owners thereof for the purpose of receiving payments and for all other purposes whatsoever with respect to the Notes.

No Public Market

The Notes do not contain any provision restricting their transferability, other than a requirement that any transferee register as an investor with Mosaic. However, the Notes will not be listed on any securities exchange, nor do we have plans to establish any kind of trading platform to assist investors who wish to sell their Notes. Mosaic will not facilitate or otherwise participate in the secondary transfer of any Note. There is no public market for the Notes, and none is expected to develop. Accordingly, you may be required to hold your Notes to maturity.

No Sinking Fund

The Notes are fully amortizing and will not have the benefit of a sinking fund.

Events of Default

The Notes provide that each of the following constitutes an "Event of Default" with respect to the Notes:

- our failure to make a payment under the Notes within sixty (60) days after such payment is due;

- a court of competent jurisdiction enters (i) a decree or order in respect of Mosaic in an involuntary case or proceeding under any applicable federal or state bankruptcy law ("Bankruptcy Law") or (ii) a decree or order for relief adjudging Mosaic bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of Mosaic under any applicable federal or state law, or appointing a custodian, receiver, liquidator, trustee or similar official for Mosaic or any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order for relief remains in effect or is unstayed and in effect for a period of 60 consecutive days; or

- (i) Mosaic commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (ii) Mosaic consents to the entry of a decree or order for relief in respect of Mosaic in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (iii) Mosaic files a petition, answer or consent seeking reorganization or substantially comparable relief under any applicable federal state law, or (iv) Mosaic (1) consents to the filing of such petition by, the appointment of, or taking possession by, a custodian, receiver, liquidator, trustee or similar official of Mosaic or of any substantial part of its property, or (2) makes an assignment for the benefit of creditors.

It is not a default or event of default under the terms of the Notes if we do not make payments when a Borrower does not make payments on the corresponding Loan. See "Risk Factors – Risks Related to the Borrower," for more information. An event of default with respect to one series of Notes is not deemed to be an event of default for any other series.

If any Event of Default relating to our bankruptcy or insolvency occurs and is continuing, at the option of the holders, the entire outstanding principal balance due under the Notes and all accrued and unpaid interest on the Notes will become immediately due and payable by us without further action or notice at the option of the holders.

Governing Law

The Notes will be governed by the laws of the State of California without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction.

Material Agreements Relating to the Project

Loan and Security Agreement

The Loan is represented by a Loan and Security Agreement between Mosaic and the Borrower (the "Loan Agreement"). Under the Loan Agreement, the Borrower is obligated to repay the Loan in quarterly installments over 10 years. The Loan bears interest at the rate of 5.50% per annum. Each payment on the Loan is equal to a fixed percentage of Borrower's estimated net revenues under the PPA, as described under "The Loan and the Notes." The Loan may be prepaid at any time without penalty. The Loan is secured by a first lien security interest in all of the assets owned by the Borrower related to the Project, including the solar power generating equipment and the rights under the lease or PPA (the "Collateral").

The Loan Agreement contains requires the Borrower to (i) furnish Mosaic with annual and quarterly financial statements, (ii) make timely payment of all taxes, and (iii) maintain insurance on the power generating equipment, among other things. The Borrower is prohibited from (a) disposing of the Collateral, (b) effecting a change in control, (c) acquiring another business, or (d) incurring other indebtedness or liens on the Collateral (other than as expressly permitted under the Loan Agreement), among other things.

Upon an Event of Default (as defined in the Loan Agreement), all unpaid principal and interest under the Loan becomes immediately due and payable. An "Event of Default" includes (i) the Borrower's failure to make a required payment when due, (ii) a material adverse change relating to the Collateral, the Borrower's business or the prospect of repayment of any portion of the Borrower's Loan Obligations, (iii) certain legal actions against the Borrower or the Collateral, (iv) insolvency proceedings involving the Borrower, (v) certain legal judgments against the Borrower, or (vi) a change in control involving the Borrower.

Power Purchase Agreement

Under the PPA, the Solar Customer has agreed to purchase all of the electricity output generated by the Project at a price of $0.29 per kW. The Borrower will retain ownership of the solar power installation and will be responsible for all its operating expenses. The PPA has a term of 20 years.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth the material U.S. federal income tax considerations generally applicable to purchasers of the Notes. This discussion is based on the Internal Revenue Code, Treasury regulations promulgated thereunder ("Treasury Regulations"), administrative pronouncements of the U.S. Internal Revenue Service ("IRS") and judicial decisions, all as currently in effect and all of which are subject to change and to different interpretations. Changes to any of the foregoing authorities could apply on a retroactive basis, and could affect the U.S. federal income tax consequences described below.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a particular Note holder's circumstances, and does not discuss any aspect of U.S. federal tax law other than income taxation or any state, local or non-U.S. tax consequences of the purchase, ownership and disposition of the Notes. This discussion applies only to investors who hold the Notes as capital assets within the meaning of the Internal Revenue Code (generally, property held for investment). This discussion does not address U.S. federal income tax considerations applicable to Note holders that may be subject to special tax rules, such as:

- securities dealers or brokers, or traders in securities electing mark-to-market treatment;
- banks, thrifts or other financial institutions;
- insurance companies;
- regulated investment companies or real estate investment trusts;
- tax-exempt organizations;
- persons holding Notes as part of a "straddle," "hedge," "synthetic security" or "conversion transaction" for U.S. federal income tax purposes, or as part of some other integrated investment;
- partnerships or other pass-through entities;
- persons subject to the alternative minimum tax;
- certain former citizens or residents of the United States;
- non-U.S. Holders (as defined below); and
- "U.S. Holders" (as defined below) whose functional currency is not the U.S. dollar.

As used herein, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined under the Internal Revenue Code) are authorized to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a U.S. person. A "Non-U.S. Holder" is any beneficial owner of a Note that, for U.S. federal income tax purposes, is not a U.S. Holder and that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partnership holding Notes, and partners in such a partnership, should consult their own tax advisors with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes by the partnership.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Taxation of the Notes

In General

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Notes as our debt instruments that have original issue discount ("OID") for U.S. federal income tax purposes. Where required, we intend to file information returns with the U.S. Internal Revenue Service ("IRS") in accordance with such treatment unless there is a change or clarification in the law, by regulation or otherwise, that would require a different characterization of the Notes.

You should be aware, however, that the IRS is not bound by our characterization of the Notes and the IRS or a court may take a different position with respect to the Notes' proper characterization. For example, the IRS could determine that, in substance, each Note holder owns a proportionate interest in the corresponding Loan for U.S. federal income tax purposes or, for example, the IRS could instead treat the Notes as a different financial instrument (including an equity interest or a derivative financial instrument). Any different characterization could significantly affect the amount, timing, and character of income, gain or loss recognized in respect of a Note. For example, if the Notes are treated as our equity, (i) we would be subject to U.S. federal income tax on income, including interest, accrued on the corresponding Loan but would not be entitled to deduct interest or OID on the Notes, and (ii) payments on the Notes would be treated by the holder for U.S. federal income tax purposes as dividends (that may be ineligible for reduced rates of U.S. federal income taxation or the dividends-received deduction) to the extent of our earnings and profits as computed for U.S. federal income tax purposes.

A different characterization may significantly reduce the amount available to pay interest on the Notes. You are strongly advised to consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership, and disposition of the Notes (including any possible differing treatments of the Notes).

The following discussion assumes that the Notes will be treated as our debt instruments that have OID for U.S. federal income tax purposes. Unless otherwise specified, the following discussion assumes that the Notes will not be subject to the rules governing contingent payment debt instruments.

Taxation of Payments on the Notes

You will generally be required to accrue OID income as ordinary interest income for U.S. federal income tax purposes, regardless of your regular method of tax accounting. If you hold a Note that has a maturity date of more than one year, you will be required to accrue OID income as ordinary interest income under a "constant yield method." Under this treatment, if a payment on a Note is not made in accordance with the payment schedule in respect of the corresponding Loan (for example, because of a late payment on the corresponding Loan), you will be required to include an amount of OID in taxable income as interest even if you have not received the actual payment from the corresponding Loan.

The Treasury Regulations governing OID provide special rules for determining the amount and accrual of OID for debt instruments that provide for one or more alternative payment schedules applicable upon the occurrence of contingencies. If the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and based on all the facts and circumstances as of the issue date, a single payment schedule for a debt instrument, including the stated payment schedule, is significantly more likely than not to occur, the amount and accrual of OID is determined based on that payment schedule. In addition, under the applicable Treasury Regulations, remote and/or incidental contingencies may generally be ignored. A contingency relating to the amount of a payment is incidental if, under all reasonably expected market conditions, the potential amount of the payment is insignificant relative to the total expected amount of the remaining payments on the debt instrument. A contingency relating to the timing of a payment is incidental if, under all reasonably expected market conditions, the potential difference in the timing of the payment is insignificant.

The Notes provide for one or more alternative payment schedules because we are obligated to make payments on a Note only to the extent that we receive payments on the corresponding Loan. The payment schedule for each Note provides for payments of principal and interest (net of the servicing fee) on the Note in accordance with the payment schedule for the corresponding Loan. In addition to scheduled payments, we will prepay a Note to the extent that a Borrower prepays the Loan corresponding to the Note, and we will pay late fees collected on a corresponding Loan to the holders of the corresponding Note. Notwithstanding such contingencies, we intend to use the payment schedule of a Note to determine the amount and accrual of OID on the Note because we believe that a Note is significantly more likely than not to be paid in accordance with such payment schedule and/or the likelihood of nonpayment, prepayment or late payment on the Loan corresponding to such Note will be remote or incidental. If in the future we determine that the previous sentence does not apply to a Note, we anticipate that we will be required to determine the amount and accrual of OID for such Note pursuant to the rules applicable to contingent payment debt instruments, which are described below, and we shall so notify you.

OID on a Note will equal the excess of the Note's "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity of a Note includes all payments of principal and stated interest on the Note (net of the servicing fee) under the payment schedule of the Note. The issue price of a Note will generally equal the principal amount of a Note.

The amount of OID includible in income for a taxable year is the sum of the "daily portions" of OID with respect to the Note for each day during the taxable year in which the holder held the Note. The daily portion of OID is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of an amount equal to the product of such Note's adjusted issue price at the beginning of the accrual period and its yield to maturity (properly adjusted for the length of the period). We intend to use 30-day accrual periods. The adjusted issue price of a Note at the beginning of any accrual period should be its issue price, increased by the aggregate amount of OID previously accrued with respect to the Note, and decreased by any payments of principal and interest previously made on the Note (net of the servicing fee). A Note's yield to maturity should be the discount rate that, when used to compute the present value of all payments of principal and interest to be made on the Note (net of the servicing fee) under the payment schedule of the Note, produces an amount equal to the issue price of such Note.

If a Note is paid in accordance with its payment schedule, the amount of OID includible in income is anticipated to be based on the yield of the Note determined net of the servicing fee, which yield will be lower than the stated interest rate on the Note. As a result, you will generally be required to include an amount of OID in income that is less than the amount of stated interest paid on the Note.

Cash payments of interest and principal (net of the servicing fee) under the payment schedule on the Notes will not be separately included in income, but rather will be treated first as payments of previously accrued but unpaid OID and then as payments of principal.

Sale, Retirement or Other Taxable Disposition of Notes

Upon the sale, retirement or other taxable disposition of a Note, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, retirement or other taxable disposition and your adjusted tax basis in the Note. In general, your adjusted tax basis in the Note will equal your cost for the Note, increased by any OID and market discount previously included in gross income by you, as discussed below, and reduced by any payments previously received by you in respect of the Note.

Except as discussed below with respect to a Note subject to rules governing market discount or contingent payment debt instruments, your gain or loss on the taxable disposition of the Note generally will be long-term capital gain or loss if the Note has been held for more than one year and short-term otherwise. The deductibility of capital losses is subject to limitations.

Prepayments

If we prepay a Note in full, the Note will be treated as retired and, as described above, you will generally have gain or loss equal to the difference, if any, between the amount realized upon the retirement and your adjusted tax basis in the Note. If we prepay a Note in part, a portion of the Note will be treated as retired. Generally, for purposes of determining (i) your gain or loss attributable to the portion of the Note retired and (ii) your OID accruals on the portion of the Note remaining outstanding, the adjusted issue price, your adjusted tax basis, and the accrued but unpaid OID of the Note, determined immediately before the prepayment, will be allocated between the two portions of the Note based on the portion of the Note that is treated as retired. The yield to maturity of a Note is not affected by a partial prepayment.

Late Payments

As discussed above, late fees collected on Loan will generally be paid to you. We anticipate that any late fees paid will be insignificant relative to the total expected amount of the remaining payments on the Note. In such case, any late fees paid to you should be taxable as ordinary income at the time such fees are paid or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Nonpayment of Loan Corresponding to Note – Automatic Extension

In the event that we do not make scheduled payments on a Note as a result of nonpayment by the Borrower on the corresponding Loan, you must continue to accrue and include OID on a Note in taxable income until the maturity date. Solely for purposes of the OID rules, the Note may be treated as retired and reissued on the scheduled payment date for an amount equal to the Note's adjusted issue price on that date. As a result of such reissuance, the amount and accrual of OID on the Note may change. At the time of the deemed reissuance, due to nonpayment by the Borrower, we may not be able to conclude that it is significantly more likely than not that the Note will be paid in accordance with one payment schedule and/or that the likelihood of future nonpayment, prepayment, or late payment by the Borrower on the Loan corresponding to such Note will be remote or incidental. Accordingly, the Note may become subject to the contingent payment debt instrument rules (which are discussed in more detail below). In addition, in the event that a Note's maturity date is extended because amounts remain due and payable on the initial maturity date by the Borrower on the Loan corresponding to the Note, the Note likely will be treated as reissued and become subject to the contingent payment debt instrument rules. If we determine that a Note is subject to the contingent payment debt instrument rules as a result of such a reissuance, we will notify you and provide the projected payment schedule and comparable yield.

If collection on a Note becomes doubtful, you may be able to stop accruing OID on the Note. Under current IRS guidance, it is not clear whether you may stop accruing OID if scheduled payments on a Note are not made. You should consult your own tax advisor regarding the accrual and inclusion of OID in income when collection on a Note becomes doubtful.

Losses as a Result of Worthlessness

In the event that a Note becomes wholly worthless, you should generally be entitled to deduct your loss on the Note as a capital loss in the taxable year the Note becomes wholly worthless.

Potential Characterization as Contingent Payment Debt Instruments

Although we believe our intended treatment of a Note as our debt instrument that is not subject to the contingent payment debt instrument rules is reasonable, our position is not binding on the IRS or the courts and we cannot predict what the IRS or a court would ultimately decide with respect to the proper U.S. federal income tax treatment of the Notes. Accordingly, there exists a risk that the IRS or a court could determine that the Notes are "contingent payment debt instruments" because payments on the Notes are linked to performance on the corresponding Loan. If the Notes are characterized as contingent payment debt instruments, or in the future, if we conclude that a Note is subject to the contingent payment debt instrument rules, the Notes would be subject to special rules applicable to contingent payment debt instruments. If these rules were to apply, you would generally be required to accrue interest income under the noncontingent bond method. Under this method, interest would be taken into account whether or not the amount of any payment was fixed or determinable in the taxable year. The amount of interest that would be taken into account would generally be determined based on a hypothetical noncontingent bond, which is based on a "comparable yield" (generally, a hypothetical yield to be applied to determine interest accruals with respect to the Note, and which can be no less than the applicable federal rate) and a "projected payment schedule" (generally, a series of projected payments, the amount and timing of which would produce a yield to maturity on that Note equal to the comparable yield). Based on the comparable yield and the projected payment schedule, you will generally be required to accrue as OID the sum of the daily portions of interest for each day in the taxable year that you held the Note, adjusted to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Note. The daily portions of interest are determined by allocating to each day in an accrual period the ratable portion of interest that accrues in such accrual period. The amount of interest you may accrue under this method could be higher or lower than the stated interest rate on the Notes. In addition, any gain recognized on the sale, exchange or retirement of your Note will generally be treated as ordinary interest income, and any loss will be treated as ordinary loss to the extent of prior OID inclusions, and then as capital loss thereafter.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain payments on a Note (including interest and discount) and on proceeds of the sale of a Note if you are not an exempt recipient (such as a corporation). In addition, backup withholding (currently at a 28% rate) may apply to payments made to you if (a) you do not furnish or you have failed to provide your correct taxpayer identification number, (b) we have been instructed by the IRS to backup withhold because of underreporting (generally meaning that the IRS has determined and notified you that you have failed to report any reportable dividend and interest payments required to be shown on a tax return for a taxable year), or (c) in certain circumstances, you have failed to comply with applicable certification requirements or otherwise establish an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS on a timely basis. You should consult your tax advisor regarding the application of information reporting and backup withholding rules in your particular situation, the availability of an exemption, and the procedure for obtaining such an exemption, if applicable.

ABOUT MOSAIC

Overview

Mosaic operates an online crowdfunding platform for financing solar projects. Through our platform, investors can support the growth of solar power generation while making investments with projected annual rates of return of between 5% and 10%, and developers of solar projects can obtain financing on more attractive terms than are available through traditional bank loans. These projected rates of return do not take into account risks that could affect the amount or timing of payments on Loans, such as risks relating to default by the SPE or Solar Customer, the failure of an SPE to receive an expected Incentive Payment, low power output on the part of a solar installation, or underperformance of solar equipment. See "Risk Factors." Our platform is described in greater detail under "About Mosaic's Business."

Mosaic was formed as a limited liability company in October 2010 and converted to a Delaware corporation in May 2011. Prior to this offering, we have maintained an online platform through which users could contribute toward the funding of solar installations, in exchange for which they would be issued rights, which we call "tiles," entitling them to receive a share of the revenue generated by the solar installation, up to a maximum equal to the amount of their contribution. Repayment of tiles is funded by monthly solar lease payments made by the building owners. To date, we have raised almost $350,000 for solar projects through the sale of tiles.

Plan of Operation

Mosaic was founded in 2011 as a crowdfunding platform to enable small investors to promote the growth of rooftop solar power generation by participating in the financing of solar projects. To date, we have financed five solar projects totaling $350,000 in financing. Prior to this offering, investors on our platform have had the opportunity to receive returns equal to their original investment, but we have not been able to offer interest or other net gains due to applicable securities laws. To enable us to offer positive returns and thus broaden the appeal of our platform, we are undertaking an offering of Notes under Regulation A under the Securities Act, which permits issuers to make public offerings in limited dollar amounts, subject to regulatory requirements that are less onerous or costly than the requirements applicable to a registered public offering.

We expect to spend more than $3.5 million during the 12 months following the date of this Offering Circular. To date, we have funded our operations primarily through private financing transactions. In May and August 2012, we raised over $2.9 million through the sale of Series A Preferred Stock, of which approximately $2.1 million consisted of cash proceeds and the remainder consisted of cancellation of outstanding indebtedness. As we expand our platform through this offering, we expect to fund a growing proportion of our operating expenses through the generation of revenues through servicing fees, origination fees and lead generation fees. However, the revenues we expect to generate as a result of this offering will not be sufficient to cover all or most of our operating expenses during the foreseeable future.

In order to begin generating positive cash flow, we will be required to sell additional Notes in one or more new offerings. Although the recently-enacted JOBS Act contains provisions expanding the ways in which companies can offer and sell securities, including an increase in the limit applicable to Regulation A offerings from $5 million to $50 million, implementation of those provisions requires the adoption of new regulations by the SEC, and there can be no assurance that final adoption will occur before we have sold the maximum amount of securities we are permitted to sell in this offering. Should we seek to sell additional Notes prior to the adoption of such regulations, we will be required to register them under the Securities Act, a process that could involve significantly greater demands on our resources than an offering under Regulation A.

The proceeds of this offering will be applied to the Project. We will not receive any of those proceeds directly, although we will collect origination fees funded by those proceeds when we finance solar projects through third-party developers. We expect the revenues generated by projects financed through this offering, together with funds we have raised to date from private investors, to satisfy our cash requirements during the next 12 months. To remain in operation beyond that point, we will be required to raise substantial amounts of additional funds, which we plan to do through additional sales of preferred stock. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to reduce or terminate our operations.

We currently have 14 employees. In order to undertake the activities described in this Offering Circular, including development and maintenance of our platform, the servicing of Loans and the Notes, and the maintenance of customer service functions, will require us to develop significantly greater staffing and other resources than we have at present. See "Risk Factors – Risks Related to Mosaic and the Mosaic Platform – We have a limited operating history. As an online company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties" and "–Risks to our business could have an adverse impact on our ability to service the Loan or cause our business to fail altogether."

Marketing

We attract investors to our website, www.solarmosaic.com, through a variety of sources. We drive traffic through referrals from other parties (including online communities, social networks and marketers), and through search engine results. We are not dependent on any one source of traffic to our website. Mosaic has also developed strategic partnerships with several organizations with similar interests in promoting solar energy. These organizations, along with Mosaic, are working to build the global community solar movement in the name of fighting climate change and creating green jobs and cleaner sources of energy. We have relied on these partnerships' expertise in shaping our business plan and worked to leverage our relationships to market our online platform cost-effectively. We plan to look to the global community solar movement as a source of investors on Mosaic's online platform, as well as source of project leads for solar developers.

Technology

Our website and supporting services run on a cloud-based platform. We own, operate, and maintain elements of this system, but significant elements of this system are operated by third parties that we do not control. In particular, a significant portion of the system is hosted by Amazon Web Services, or AWS, which uses multiple locations. AWS provides us with computing, storage capacity, and other services pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement without cause by providing 30 days written notice, and may terminate the agreement immediately upon notice to us for cause, including any material default or breach of the agreement by us. The agreement requires AWS to provide us their standard computing and storage capacity and related support in exchange for timely payment by us. We also maintain backups at a separate region within our cloud infrastructure. We back up all customer data daily and replicate this data to a separate region within our cloud infrastructure via an encrypted connection.

We continuously monitor the performance and availability of our platform. We have a scalable infrastructure that utilizes standard techniques such as load-balancing and redundancies. We have developed our architecture to work effectively in a flexible cloud environment that has a high degree of elasticity to enable us to quickly respond to significant changes in demand.

We have written our own accounting software to process electronic cash movements, record book entries and calculate cash balances in our members' funding accounts. We process electronic deposits and payments by originating ACH transactions.

Our platform is designed and built as a highly scalable, multi-tier, redundant system. Our platform incorporates technologies designed to prevent any single point of failure within the infrastructure from taking the entire system offline. This is achieved by utilizing load-balancing technologies at the front-end and business layer tiers and clustering technologies in the backend tiers to allow us to scale both horizontally and vertically depending on platform utilization. We maintain a complete backup of our website and supporting services within a separate region of our cloud infrastructure in order to minimize service disruptions in the event of significant regional outages.

Data Integrity and Scalability

All sensitive data that is transmitted to and from our customers and service providers is transacted using a secure transport protocol. Communication of sensitive data via the web site to our customers is secured utilizing SSL 128-bit enabled encryption certificates provided by VeriSign and Thawte, Inc. Communication of sensitive data with our service providers is secured utilizing authenticated VPN, SSL 128-bit encryption and SSH protocols depending on the service providers' requirements. In the event of disaster, data is repeatedly stored securely within a separate region of our cloud infrastructure.

Access to the data and services by our employees is restricted based upon a least-privilege principle such that employees have access only to the information and systems needed to perform their function. Logging and monitoring of host systems is done in real-time to a centralized database with web based reporting and additional notification to the appropriate staff for any remediation.

Competition

There are a number of existing crowdfunding platforms, of which the leading platforms are offered by LendingClub and Prosper Marketplace. As of the date of this Offering Circular, LendingClub and Prosper Marketplace are registered to transact business with lenders in California, Colorado, Connecticut, Delaware, Georgia, Hawaii, Idaho, Illinois, Louisiana, Maine, Minnesota, Mississippi, Missouri, Montana, Nevada, New Hampshire, New York, Rhode Island, South Carolina, South Dakota, Utah, Virginia, Washington, Wisconson and

Wyoming. LendingClub is also registered in Kentucky and West Virginia, and Prosper Marketplace is also registered in Alaska, Washington, D.C., Florida and Oregon. None of these crowdfunding platforms, however, focuses specifically on funding solar projects. In the solar space itself, investment groups such as Adam Capital provide financing.

In general, Mosaic faces competition from existing financial institutions that lend to solar developers, such as banks and specialty lenders. The commercial lending market for asset-backed lending in general and lending to solar projects in particular is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume on our platform. If the crowdfunding model achieves broad success, additional competitors are likely to enter the market. The crowdfunding provisions enacted under Title III of the JOBS Act, when fully implemented by the SEC, are likely to lower the barriers to entry and may draw a significant number of competitors into the marketplace.

Our principal competitors include major banking institutions and other energy finance companies. Competition could result in reduced volumes, reduced fees or the failure of our lending platform to achieve or maintain more widespread market acceptance, any of which could harm our business. If any of our principal competitors or any major financial institution decided to compete vigorously for our customers, our ability to compete effectively could be significantly compromised and our operating results could be harmed. Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. Our industry is driven by constant innovation. If we are unable to compete with such companies and meet the need for innovation, the demand for our platform could stagnate or substantially decline.

Government Regulation

There are many levels of government regulations affecting our business. At the federal level, incentive programs such as the 1603 cash grant and the Investment Tax Credit both heavily influence project economics for solar developers. If these programs were eliminated, solar developers may not be able to finance their projects and Mosaic may have a diminished pool of developers seeking to finance solar projects on the Mosaic platform. See "About Mosaic's Business – Background – The U.S. Photovoltaic Industry."

Some states, including California, require nonfinancial companies such as Mosaic to obtain a finance lender's license as a condition to making commercial loans on a regular basis. We are in the process of applying for such a license in California and will not finance projects in California or other states where such licenses are required until we obtain the required license in each such jurisdiction.

Net-metering laws require utilities to give owners of grid-connected solar installations retail credit for any excess energy not used by the owner. These laws are important for facilitating the growth of photovoltaic installations because they allow system owners to monetize their savings immediately when a project goes live. Currently, the states of states of Alabama, Idaho, Mississippi, South Carolina, South Dakota, Tennessee and Texas do not require utilities to net-meter with renewable energy systems.

Local jurisdictions have diverse criteria for approving permits to install solar, and the process can be time-consuming and costly for developers. For example, a report in January 2011 by SunRun, a residential solar developer, stated that local permitting, inspection and utility interconnection processes can add more than $0.50/watt or $2,500 to the cost of a 5 kW installation, the equivalent of $1.0 billion in "hidden costs" of solar over the next five years. The U.S. Department of Energy is currently working with the Solar America Board for Codes and Standards to create guidance on how to streamline and expedite the permitting process for solar installations. If municipalities are successful in streamlining or even eliminating permitting for small-scale solar installations, installed costs could drop significantly to support better project economics for developers.

Employees

We currently have 14 full-time employees and no part-time employees.

Properties

Our headquarters are located in Oakland, California, where we currently lease 2,000 square feet of office space under a lease expiring in 2013.

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following table sets forth information regarding our directors, executive officers and key employees:

Name	*Age*	*Position(s)*
Daniel Rosen	26	Chief Executive Officer, Secretary and Director
William Parish	30	President, Treasurer and Director
Walter Steven Richmond	39	Chief Financial Officer
Gregory Rosen	40	Chief Investment Officer
Anthony Bako	34	Chief Technology Officer
Arthur Coulston	30	Vice President of Product
Nicholas Allen	34	Director
Danny Kennedy	41	Director

Daniel Rosen co-founded Solar Mosaic, LLC in December 2009 and has served as CEO and a member of our Board of Directors of Solar Mosaic, Inc. since May 2011. In the summer of 2010, Mr. Rosen was a Fellow at the Unreasonable Institute, which helped develop the idea for Solar Mosaic. From 2008 to 2009, Mr. Rosen led business development for Element Cleantech, an Israeli algae bio-diesel company. During this time he also studied at Pardes Institute, Hebrew University in Jerusalem and was a fellow at the PresenTense Institute. In 2007, Mr. Rosen was the Cleantech Coordinator for the Northern Arizona Center for Emerging Technologies, which incubated technology companies based in Northern Arizona. From 2003 through 2006, Mr. Rosen helped form and grow the Native Movement organization, which supported sustainable development and youth empowerment in Indigenous communities in the Southwest. Mr. Rosen was named to Forbes magazine's 30 under 30 list in the field of Energy.

William Parish co-founded Solar Mosaic, LLC in December 2009 and has served as President, Secretary and a member of our Board of Directors of Solar Mosaic, Inc. since May 2011. From 2007 to 2010, Mr. Parish developed a proposal to create a Clean Energy Corps to create 5 million green jobs, which influenced the American Recovery and Reinvestment Act; was a senior advisor to Earth Aid, a software company; co-founded Green Owl Records, a music label; consulted for Green For All and 1Sky, two climate change advocacy organizations; and co-authored *Making Good: Finding Meaning, Money & Community in a Changing World* (Rodale/Penguin). From 2003 to 2007, Mr. Parish was the co-founder and Coordinator of the Energy Action Coalition, a youth clean energy advocacy organization. Mr. Parish is an Ashoka Fellow

Walter Steven Richmond has served as our Chief Financial Officer since July 2011. Between January 2010 and July 2011, Mr. Richmond worked as a strategy consultant in the financial services industry. In January 2008, Steve co-founded DebtGoal.com, now called SavvyMoney.com, a consumer Internet service that helps its clients pay down debt. Mr. Richmond was the Chief Operating Officer at SavvyMoney until June 2009. Between September 2006 and January 2008, Mr. Richmond worked as a strategy consultant in the financial services industry. In 1999 Mr. Richmond co-founded SelectMinds, a provider of talent acquisition and social recruiting software, where he was Vice President of Sales and Marketing until April 2006. Mr. Richmond is a graduate of Princeton University.

Gregory Rosen has served as our Chief Investment Officer since June 2012. From June 2010 to June 2012, he was Vice President, Solar Finance, with Union Bank. From November 2007 to January 2010, he was Vice

President, Project Finance, with Helio Micro Utility, Inc., a solar finance company. From April 2000 to November 2007, he served in various management roles with PowerLight Corporation a solar power company, and SunPower Corporation, a solar power company that acquired PowerLight in January 2007.

Anthony Bako has served as our Chief Technology Officer since February 2012. From November 2008 to December 2011, he was Vice President, Engineering, with the online educational services companies Cramster.com and Chegg Inc., which acquired Cramster.com in December 2010. From 1997 to 2008, he was Chief Technology Officer with GeniusLabs, Inc.

Arthur Coulston co-founded Solar Mosaic, LLC in December 2009 and has served as Vice President of Product since October 2011 and as Product Manager, Project Finance, from January 2010 to October 2011. From January 2008 to December 2009, Mr. Coulston was self-employed as a graphic designer and website developer. From January 2005 to January 2008, he was Internet Director with the Energy Action Coalition, a youth clean energy advocacy organization.

Danny Kennedy founded Sungevity, a provider of residential solar power systems, in 2007 and has served on its management team since that time. Previously, Mr. Kennedy was the Campaigns Manager for Greenpeace Australia Pacific. While with Greenpeace, he ran that organization's California Clean Energy Campaign, the success of which helped lead to the current California Solar Initiative.

COMPENSATION OF OFFICERS AND DIRECTORS

During the fiscal year ended December 31, 2011, our three highest-paid executive officers and directors earned an aggregate of $103,500 in cash compensation. During that year, these individuals did not receive any stock-based compensation or other non-cash compensation. However, they are eligible to participate in our 2011 Omnibus Equity Incentive Plan (the "Incentive Plan"), described below.

After December 31, 2011, one such individual was granted an option to purchase 550,000 shares of our Common Stock pursuant to the Incentive Plan at an exercise price of $0.006. The option vests monthly over a four-year period, subject to the individual's continuous employment or other service relationship with Mosaic. The option expires in January 2022.

2011 Omnibus Equity Incentive Plan

The Incentive Plan was adopted in May 2011. The plan provides for the issuance of up to 1,800,000 shares of common stock to employees, officers, directors and consultants of Mosaic or affiliated companies. The plan will terminate in May 2021. The plan provides for the grant of stock options, stock appreciation rights ("SARs"), restricted stock and other stock-based awards, as well as cash-based incentive awards.

Share Reserve

At present, an aggregate of 1,800,000 shares of our common stock are authorized for issuance under the Incentive Plan. Shares of our common stock subject to options that expire unexercised or otherwise terminate under the plan will again become available for grant under the Incentive Plan. The share reserve will be increased to the extent the board approves the assumption of another company's options or the issuance of substitute options to that company's service providers in the event of a merger or other reorganization transaction.

Administration

The Incentive Plan is administered by our board of directors, which may delegate administration authority to a committee. Subject to the terms of the Incentive Plan, the board is authorized to determine recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations described below, the board also determines the exercise price of options granted under the Incentive Plan.

Stock Options

Stock options may be incentive stock options (as defined in Section 422 of the Internal Revenue Code) or nonstatutory stock options. Options are granted pursuant to stock option agreements. Generally, the exercise price for an option may not be less than 100% of the fair market value of the common stock subject to the option on the date of grant. Options granted under the plan vest at the rate specified in the option agreement. In general, the term of an option granted under the plan may not exceed 10 years. Unless the terms of an option holder's option agreement provide for earlier or later termination, if an option holder's service relationship with us is terminated for any reason other than death or disability, the option holder may exercise any portion of the option that has vested as of the termination date for up to 90 days after termination, after which the option will terminate. In the event of termination due to death or disability, this post-termination exercise period is six months in the case of death or 12 months in the case of disability.

Acceptable forms of consideration for the purchase of our common stock under the Incentive Plan, to be determined at the discretion of our board of directors at the time of grant, include cash, the tendering of other shares of common stock or a "cashless exercise" in which a broker is given irrevocable instructions to sell the shares to be issued upon exercise of the option and apply the proceeds of the sale toward the payment of the exercise price.

Generally, an option holder may not transfer a stock option other than by will or the laws of descent and distribution or a domestic relations order. However, an option holder may designate a beneficiary who may exercise the option following the option holder's death.

Limitations

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options ("ISOs") that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory options. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power unless:

- the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and
- the term of any ISO award does not exceed five years from the date of grant.

Other Stock-Based Awards

The board has the right to grant other stock-based awards having such terms and conditions as the board may determine, including stock appreciation rights ("SARs"), restricted stock subject to vesting, unrestricted stock, and stock units. Since the adoption of the Incentive Plan, we have not granted any awards was adopted, we have not granted any stock-based awards other than stock options.

SARs. An SAR gives the holder the right to receive, upon exercise of the SAR, cash based on the fair market value of a given amount of Mosaic common stock less the grant price. The grant price must be not less than the fair market value of our common stock at the time of grant. Other terms and conditions of the SAR, including vesting or performance conditions, may be determined by the board.

Restricted Stock and Stock Units. Restricted stock consists of shares of our common stock that are subject to restrictions such as vesting. It may be granted for no consideration other than an amount equal to the par value of the shares, which may be deemed paid in the form of past services rendered. Stock units are similar to restricted stock but consist merely of the right to receive the value of a given number of shares rather than actual ownership in those shares. Vesting and other restrictions applicable to restricted stock or stock units are set by the board. Upon termination of the holder's service relationship, any unvested shares of restricted stock or stock units are forfeited.

Unrestricted Stock. Under the Incentive Plan, the board may grant unrestricted stock, which is not subject to vesting or any other restrictions, in consideration of past services rendered.

Adjustments

In the event of a stock split, reverse stock split or similar recapitalization event, the number and class of shares issuable under the plan and the exercise price of outstanding awards will be appropriately adjusted.

Merger, Liquidation or Other Reorganization

Under the Incentive Plan, special provisions apply in the event of a Corporate Transaction, which the plan defines as (1) the dissolution or liquidation of Mosaic, (2) a merger or other reorganization of Mosaic in which Mosaic is not the surviving entity, (3) a sale of all or substantially all of Mosaic's assets, (4) or any merger or other reorganization that results in any person or entity not affiliated with Mosaic owning 50% or more of the combined voting power of all classes of Mosaic's stock.

In the event of a Corporate Transaction, each holder of an option or SAR that is not assumed or replaced by substituted awards in the Corporate Transaction shall be given the opportunity to exercise the option or SAR immediately prior to the consummation of the Corporate Transaction to the extent it is exercisable at such time. Upon consummation of the Corporate Transaction, all options and SARs that have not been exercised shall terminate. Alternatively, the board may elect to buy out the outstanding stock-based awards for a price equal to the value of the consideration a holder of the underlying stock would receive in the Corporate Transaction, less the applicable exercise or grant price, if any. The board has discretion to accelerate the vesting or exercisability of any outstanding award, provided that any outstanding option that was granted prior to January 1, 2012 shall automatically become fully exercisable as of the date 15 days prior to the scheduled consummation of the Corporate Transaction.

In the event the holder of an award is subject to the "golden parachute" restrictions under Section 280G of the Internal Revenue Code, the award shall not become vested, exercisable or payable to the extent such right to vesting, exercise or payment, taking into account all other rights, payments or benefits in favor of the holder, would cause any benefit under the Incentive Plan to be considered a "parachute payment" that would result in a decrease in the overall after-tax proceeds and other benefits received by the holder. In such event, the shall have the right to designate rights, payments or benefits to be reduced or eliminated in order to avoid having the vesting, exercise or payment be treated as a parachute payment.

PRINCIPAL STOCKHOLDERS

Common Stock

The table below sets forth information as of July 31, 2012 with respect to beneficial ownership of our common stock by each of our executive officers, directors and beneficial owners of more than 10% of our outstanding Common Stock. This table includes shares of our Series FF and Series A Preferred Stock, each of which are convertible into common stock and vote together with our common stock on an as-converted basis. Except as otherwise noted, the address for each stockholder is c/o Solar Mosaic, Inc. 55 Harrison Street, Suite 300, Oakland, CA 94607.

Name	*Shares*	*Percent*
Daniel Rosen	2,000,000 (1)	26.9%
William Parish	2,000,000 (1)	26.9%
Nick Allen Spring Ventures, LLC 360 Pine Street, 7th Floor San Francisco, CA 94104	979,468 (2)	13.2%
James Sandler Four Embarcadero Center San Francisco, CA 94111	890,008	12.0%
Arthur Coulston	403,750 (3)	5.4%
Walter Steven Richmond	159,375 (4)	2.1%
Danny Kennedy	15,000 (4)	*
Gregory Rosen	4,050 (4)	*
Anthony Bako	–	–
All Directors and Officers as a Group	5,564,8976 (5)	72.9%

* Less than 1%.

(1) Includes 400,000 shares issuable upon conversion of Series FF Preferred Stock.

(2) Consists of shares of Series A Preferred Stock held by Spring Ventures, LLC. Mr. Allen is a general partner of Spring Ventures, LLC and a member of our Board of Directors.

(3) Includes 42,000 shares issuable upon conversion of Series FF Preferred Stock held by Mr. Coulston and 2,500 shares that will be issuable upon exercise of outstanding stock options within 60 days after July 31, 2012.

(4) Consists of shares that will be issuable upon exercise of outstanding stock options within 60 days after July 31, 2012.

(5) Includes 979,468 shares of Series A Preferred Stock and 400,000 shares of Series FF Preferred Stock. Also includes 185,508 shares of common stock that will be issuable upon exercise of outstanding stock options within 60 days after July 31, 2012.

Series FF Preferred Stock

The table below sets forth information as of July 31, 2012 with respect to beneficial ownership of our Series FF Preferred Stock by each of our executive officers, directors and holders of more than 10% of the outstanding shares of Series FF Preferred Stock. The address for each stockholder is c/o Solar Mosaic, Inc. 55 Harrison Street, Suite 300, Oakland, CA 94607.

Name	***Shares***	***Percent***
Daniel Rosen	400,000	47.5%
William Parish	400,000	47.5%
Arthur Coulston	42,000	5.0%
Walter Steven Richmond	–	–
Gregory Rosen	–	–
Anthony Bako	–	–
Nick Allen	–	–
Danny Kennedy	–	–
All Directors and Officers as a Group	842,000	100.0%

Series A Preferred Stock

The table below sets forth information as of July 31, 2012 with respect to beneficial ownership of our Series A Preferred Stock by each of our executive officers, directors and beneficial owners of more than 10% of the outstanding shares of our Series A Preferred Stock. Except as otherwise noted, the address for each stockholder is c/o Solar Mosaic, Inc. 55 Harrison Street, Suite 300, Oakland, CA 94607.

Name	*Shares*	*Percent*
Nick Allen Spring Ventures, LLC 360 Pine Street, 7th Floor San Francisco, CA 94104	979,468 (1)	30.7%
James Sandler 185 Edgewood Avenue San Francisco, CA 94117	890,008	27.9%
Josh Mailman Serious Change LP 3555 Timmons Lane, Suite 800 Houston, TX 77027	537,634	16.8%
Arthur Coulston	–	–
Walter Steven Richmond	–	–
Gregory Rosen	–	–
Anthony Bako	–	–
Danny Kennedy	–	–
All Directors and Officers as a Group	979,468 (2)	31.6%

(1) Consists of shares of Series A Preferred Stock held by Spring Ventures, LLC. Mr. Allen is a general partner of Spring Ventures, LLC and a member of our Board of Directors.

(2) Consists of 979,468 shares held by Spring Ventures, LLC.

Options

The table below sets forth information as of July 31, 2012 with respect to options granted pursuant to the Incentive Plan held by each of our executive officers and directors. Except for options granted pursuant to the Incentive Plan, no options, warrants or other rights to purchase our securities are held by any person.

Name	*Shares*	*Exercise Price*	*Expiration Date*
Dan Rosen	–	N/A	N/A
William Parish	–	N/A	N/A
Walter Steven Richmond	550,000	$0.006	1/15/22
	100,000	$0.006	4/17/22

Gregory Rosen	5,400	$0.006	3/21/22
	510,000	$0.12	7/24/22
Anthony Bako	250,000	$0.006	3/21/22
Arthur Coulston	30,000	$0.006	4/17/22
All Directors and Officers as a Group	1,445,400		

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Convertible Promissory Notes

Between December 2010 and January 2012 we sold an aggregate of $740,000 in convertible promissory notes ("Convertible Notes") to private investors. The Convertible Notes bore interest at 8% per year and were automatically convertible into Mosaic's Series A Preferred Stock at a price equal to the lesser of (a) 80% of the price per share at which Mosaic sold Series A Preferred Stock to new investors or (b) a price based on a specified maximum valuation of Mosaic (the "Valuation Cap") divided by Mosaic's outstanding shares (including, for such purpose, shares reserved for issuance under any stock option plan). Between December 2010 and September 2011, we issued an aggregate of $345,000 of Convertible Notes with a Valuation Cap of $3 million ("$3 Million Notes). Between October 2011 and January 2012, we issued an aggregate of $395,000 of Convertible Notes with a Valuation Cap of $5 million ($5 Million Notes).

The purchasers of the Convertible Notes included the following:

Name	Type of Convertible Note Purchased	Amount
Spring Ventures, LLC	$3 Million Note	$50,000
	$5 Million Note	$200,000
James Sandler	$3 Million Note	$100,000
	$5 Million Note	$100,000

Nick Allen, a member of our Board of Directors, is a general partner of Spring Ventures, LLC ("Spring"). In May 2012, the $5 Million Note held by Spring was amended to lower the Valuation Cap to $3.6 million.

Series A Preferred Stock Financing

In May 2012, we sold an aggregate of 3,195,473 shares of Series A Preferred Stock ("Series A Preferred") for a total purchase price of $2,506,739. The purchase price to new investors was $0.93 per share. The principal and accrued interest under the amended $5 Million Note held by Spring was converted into Series A Preferred at a price of $0.60934 per share, the principal and accrued interest under the remaining $5 Million Notes was converted at a price of $0.744 per share, and the principal and accrued interest under the $3 Million Notes was converted at a price of $0.50778 per share.

The purchasers of Series A Preferred included the following:

Name	Shares	Price per Share	Total Purchase Price
Spring Ventures, LLC	537,634	$0.93	$499,992.62
	105,697	$0.50778	$53,670.83
	336,137	$0.60934	$204,821.48
	979,468		**$758,491.93**

Name	Shares	Price per Share	Total Purchase Price
James Sandler	537,634	$0.93	$499,992.62
	211,956	$0.50778	$107,627.02
	140,418	$0.744	$104,471.00
	890,008		**$712,097.64**
Serious Change LP	**537,634**	$0.93	**$499,992.62**

Nick Allen, a member of our Board of Directors, is a general partner of Spring.

In connection with this transaction, Mosaic and the purchasers of Series A Preferred entered into an Investors' Rights Agreement and a Voting Agreement. The Voting Agreement was also signed by the principal holders of Mosaic's Common Stock.

The Investors' Rights Agreement grants the purchasers of Series A Preferred the right (i) to require us to register their shares with the SEC under certain circumstances, (ii) to participate in future financing transactions pro rata (including over-allotments), and (iii) to receive periodic financial information and to inspect our properties, examine our books and records and discuss our business affairs with members of our management.

The Voting Agreement provides that our Board of Directors shall consist of four directors, one of which shall be a person designated by Spring. At present, Mr. Allen is serving as Spring's designee. In addition, under the Voting Agreement, stockholders are required to vote in favor of any sale of Mosaic that is approved by Mosaic's Board and the holders of at least 60% of its outstanding Common Stock (including shares issuable upon conversion of Series A Preferred).

In August 2012 we sold an additional 430,103 shares of Series A Preferred at a purchase price of $0.93 per share, including 107,526 shares sold to James Sandler for a total purchase price of $99,999.18.

Executive Offer Letters

Walter Steven Richmond

In August 2011, we entered into an offer letter with our Chief Financial Officer, Walter Steven Richmond. The offer letter initially provided for a salary of $5,000 per month beginning on February 15, 2012, to be increased to $10,000 per month at such time as we raised at least $1 million in equity financing. Mr. Richmond's salary was adjusted to $10,833 per month following our sale of Series A Preferred Stock in May 2012. The offer letter also provided for Mr. Richmond to receive an option to purchase 550,000 shares of our Common Stock pursuant to the Incentive Plan at an exercise price equal to $0.01 per share, vesting monthly over a four-year period.

In the event of a Change in Control or the termination of Mr. Richmond's employment without Cause (each as defined in the offer letter), any options held by Mr. Richmond shall immediately become fully vested and exercisable. "Change in Control" is defined as (x) an acquisition of 50% or more of our voting securities, (y) a merger in which our stockholders immediately prior to the transaction do not retain majority control of the surviving entity or (z) a sale of substantially all of our assets, or our liquidation or dissolution. "Cause" is defined as (i) gross negligence or willful misconduct in the performance of one's duties resulting in material damage to Mosaic or its subsidiaries, (ii) willful, substantial and continuous failure to substantially perform one's reasonably-assigned duties, (iii) commission of any act of fraud with respect to Mosaic, (iv) conviction of or a plea of guilty or *nolo contendere* to a felony or any crime involving moral turpitude, or (v) violation of any confidentiality agreement with Mosaic.

Gregory Rosen

In June 2012, we entered into an offer letter with our Chief Investment Officer, Gregory Rosen. Under the offer letter, Mr. Rosen is entitled to a salary of $12,500 per month. The offer letter also provides for Mr. Rosen to receive an option to purchase 510,000 shares of our Common Stock pursuant to the Incentive Plan at an exercise price equal to the fair market value of our Common Stock, with 25% of the shares vesting one year after the commencement of employment and the remainder vesting in 36 equal monthly installments thereafter.

If, during the first year of Mr. Rosen's employment, we terminate his employment for any reason other than for Cause or he resigns for Good Reason (each as defined in the offer letter), then Mr. Rosen will be entitled to a lump sum severance payment equal to four months plus two weeks of base salary at the rate in effect on the date when his employment commenced.

"Cause is defined as (i) failure to substantially perform one's assigned duties or responsibilities as directed or assigned by the Board of Directors after written notice describing in reasonable detail the failure to perform such duties or responsibilities and the employee having had the opportunity to address the Board regarding such alleged failures and his failure to remedy the same within 30 days after such notice, (ii) illegal conduct that was or is materially injurious to Mosaic or its affiliates, (iii) material violation of a federal or state law or regulation directly or indirectly applicable to the business of Mosaic or its affiliates, which was or is reasonably likely to be materially injurious to Mosaic or its affiliates, (iv) material breach of a confidentiality agreement or invention assignment agreement with Mosaic, or (v) conviction of or entry of a plea of *nolo contendere* to a felony or any material act of moral turpitude, dishonesty or fraud against, or the material misappropriation of material property belonging to Mosaic or its affiliates.

"Good Reason" is defined as Mr. Rosen's resignation within 30 days following the expiration of any Mosaic cure period (discussed below) following the occurrence of one or more of the following without Mr. Rosen's consent: (i) a material reduction in base salary other than in connection with a reduction applicable to the management team generally; (ii) a material change in the geographic location of Mr. Rosen's primary work location; (iii) a breach by Mosaic of the offer letter or any other agreement between Mr. Rosen and Mosaic that is approved by the Board of Directors where such breach materially and adversely affects Mr. Rosen; (iv) a material adverse change in Mr. Rosen's authority, duties or responsibilities unless Mr. Rosen remains a senior executive officer and is given such authority, duties and responsibilities as are consistent with such position; or (v) the Board's failure to approve Mr. Rosen's initial option grant prior to September 30, 2012. Notwithstanding the foregoing, under the offer letter, Mr. Rosen agrees not to resign for Good Reason without first providing Mosaic with written notice of the grounds for Good Reason within 90 days following the initial existence o such grounds and a reasonable cure period, but in no case more than 45 days, following the date when Mosaic receives such notice during which such condition must not have been cured.

PART F/S

SOLAR MOSAIC, INC.
Consolidated Balance Sheets

ASSETS	June 30, 2012 (unaudited)	December 31, 2011
Current assets		
Cash and cash equivalents	$ 1,397,399	$ 227,523
Accounts receivable, net	0	9,042
Prepaid expenses and other assets	33,376	840
Total current assets	1,430,775	237,405
Property and equipment, net	318,945	223,065
Deposits	2,000	-
Total long term assets	320,945	223,065
Total assets	$ 1,751,720	$ 460,470
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable	$ 58,250	$ 45,376
Accrued expenses	28,527	25,320
Convertible promissory notes	-	530,000
Total current liabilities	86,777	600,695
Convertible promissory notes, non-current	-	-
Long-term debt	87,345	61,925
Total liabilities	174,122	662,620
Stockholders' equity (deficit)		
Common stock, $0.0001 par value; 7,000,000 shares authorized, 3,408,000 shares and 0 shares issued and outstanding at December 31, 2011 and 2010, respectively	342	342
Preferred stock, $0.0001 par value; 1,000,000 shares authorized Series FF convertible preferred stock: 842,000 shares designated, 842,000 shares and 0 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	84	84
Preferred stock, $0.0001 par value; 3,485,799 shares authorized Series A preferred stock: 3,195,473 shares designated, 3,195,473 shares and 0 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	2,471,974	-
Accumulated deficit	(894,802)	(202,577)
Total stockholders' equity (deficit)	1,577,598	(202,151)
Total liabilities and stockholders' equity (deficit)	$ 1,751,720	$ 460,470

SOLAR MOSAIC, INC.
Consolidated Statements of Operations

	June 30, 2012 (unaudited)	December 31, 2011	December 31, 2010
Revenue	$ 104,372	$ 160,327	$ -
Operating expenses			
Research and development	357,138	170,967	-
Sales and marketing	178,569	67,206	-
General and administrative	238,092	107,252	35
Total operating expenses	773,799	345,425	35
Loss from operations	(669,427)	(185,098)	(35)
Interest income (expense), net	(20,659)	(15,843)	-
Loss before provision for income taxes	(690,086)	(200,941)	(35)
Provision for income taxes	2,139	1,600	-
Net loss	$ (692,225)	$ (202,541)	$ (35)

SOLAR MOSAIC, INC.
Consolidated Statements of Stockholders' Equity (Deficit)

	Preferred Stock Series A		Preferred Stock Series FF		Common Stock		Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount		
Balance as of December 31, 2009	-	$ -	-	$ -	-	$ -	$ -	$ -
Net loss	-	-	-	-	-	-	(35)	(35)
Balance as of December 31, 2010	-	-	-	-	-	-	(35)	(35)
Issuance of preferred stock	-	-	842,000	84	-	-	-	84
Issuance of common stock					3,408,000	341	-	341
Net loss	-	-	-	-	-	-	(202,541)	(202,541)
Balance as of December 31, 2011	-	$ -	842,000	$ 84	3,408,000	$ 341	$ (202,576)	$ (202,151)
Issuance of preferred stock	3,195,473	2,471,974	-	-	-	-	-	2,471,974
Issuance of common stock								
Net loss	-	-	-	-	-	-	(692,225)	(692,225)
Balance as of June 30, 2012 (unaudited)	3,195,473	$ 2,471,974	842,000	$ 84	3,408,000	$ 341	$ (894,801)	$ 1,577,598

SOLAR MOSAIC, INC.
Consolidated Statements of Cash Flows

	June 30, 2012	December 31, 2011	December 31, 2010
Cash flows from operating activities			
Net loss	$ (692,225)	$ (202,541)	$ (35)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	1,833	684	-
Net changes in operating assets and liabilities			
Accounts receivable	9,042	(9,042)	-
Prepaid expenses and other assets	(34,536)	(840)	-
Accounts payable	12,874	45,376	-
Accrued expenses	3,208	25,320	-
Net cash used in operating activities	(699,805)	(141,043)	(35)
Cash flows from investing activities			
Purchase of property and equipment	(97,712)	(223,749)	-
Cash flows from financing activities			
Proceeds from convertible promissory notes	(530,000)	525,000	5,000
Proceeds from long term debt	25,420	61,925	-
Proceeds from issuance of preferred stock	2,471,973	84	-
Proceeds from issuance of common stock	-	341	-
Net cash provided by financing activities	1,967,393	587,350	5,000
Net increase in cash and cash equivalents	1,169,876	222,558	(218,784)
Cash and cash equivalents at beginning of year	227,523	4,965	-
Cash and cash equivalents at end of year	$ 1,397,399	$ 227,523	$ (218,784)
Supplemental disclosures of cash flow information			
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ 1,600	$ -
Conversion of notes and interest into preferred stock	$ 769,967	$ -	$ -

SOLAR MOSAIC, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

ARMANINO MCKENNA LLP

Certified Public Accountants & Consultants

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated Statements of Stockholders' Equity	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6 - 16

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants

50 West San Fernando Street, Suite 600
San Jose, CA 95113-2433
ph: 408.200.6400
fx: 408.200.6401
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Solar Mosaic, Inc. and Subsidiary
Berkeley, California

We have audited the accompanying consolidated balance sheets of Solar Mosaic, Inc. and Subsidiary (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Solar Mosaic, Inc. and Subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Armanino McKenna LLP
ARMANINO McKENNA LLP

April 18, 2012

SOLAR MOSAIC, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2011 and 2010

ASSETS

	2011	2010
Current assets		
Cash and cash equivalents	$ 227,523	$ 4,965
Accounts receivable, net	9,042	-
Prepaid expenses and other current assets	840	-
Total current assets	237,405	4,965
Property and equipment, net	223,065	-
Total assets	$ 460,470	$ 4,965

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
Current liabilities		
Accounts payable	$ 45,376	$ -
Accrued expenses	25,320	-
Convertible promissory notes	530,000	-
Total current liabilities	600,696	-
Convertible promissory notes, non-current	-	5,000
Long-term debt	61,925	-
Total liabilities	662,621	5,000
Stockholders' equity		
Common stock, $0.0001 par value; 7,000,000 shares authorized, 3,408,000 shares and 0 shares issued and outstanding at December 31, 2011 and 2010, respectively	341	-
Preferred stock, $0.0001 par value; 1,000,000 shares authorized Series FF convertible preferred stock: 840,000 shares designated, 840,000 shares and 0 shares issued and outstanding at December 31, 2011 and 2010, respectively	84	-
Accumulated deficit	(202,576)	(35)
Total stockholders' equity	(202,151)	(35)
Total liabilities and stockholders' equity	$ 460,470	$ 4,965

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR MOSAIC, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenue	$ 160,327	$ -
Operating expenses		
Research and development	170,967	-
Sales and marketing	67,206	-
General and administrative	107,252	35
Total operating expenses	345,425	35
Loss from operations	(185,098)	(35)
Interest income (expense), net	(15,843)	-
Loss before provision for income taxes	(200,941)	(35)
Provision for income taxes	1,600	-
Net loss	$ (202,541)	$ (35)

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR MOSAIC, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2011 and 2010

	Preferred Stock Series FF		Common Stock		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		
Balance as of December 31, 2009	-	$ -	-	$ -	$ -	$ -
Net loss	-	-	-	-	(35)	(35)
Balance as of December 31, 2010	-	-	-	-	(35)	(35)
Issuance of preferred stock	842,000	84	-	-	-	84
Issuance of common stock			3,408,000	341	-	341
Net loss	-	-	-	-	(202,541)	(202,541)
Balance as of December 31, 2011	842,000	$ 84	3,408,000	$ 341	$ (202,576)	$ (202,151)

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR MOSAIC, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net loss	$ (202,541)	$ (35)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	684	-
Net changes in operating assets and liabilities		
Accounts receivable	(9,042)	-
Prepaid expenses and other current assets	(840)	-
Accounts payable	45,376	-
Accrued expenses	25,320	-
Net cash used in operating activities	(141,043)	(35)
Cash flows from investing activities		
Purchase of property and equipment	(223,749)	-
Net cash used in investing activities	(223,749)	-
Cash flows from financing activities		
Proceeds from convertible promissory notes	525,000	5,000
Proceeds from long term debt	61,925	-
Proceeds from issuance of preferred stock	84	-
Proceeds from issuance of common stock	341	-
Net cash provided by financing activities	587,350	5,000
Net increase in cash and cash equivalents	222,558	4,965
Cash and cash equivalents at beginning of year	4,965	-
Cash and cash equivalents at end of year	$ 227,523	$ 4,965
Supplemental disclosures of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 1,600	$ -

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Significant Accounting Policies

Organization

Solar Mosaic, Inc., formerly Solar Mosaic, LLC, was incorporated in Delaware on May 24, 2011. Solar Mosaic, LLC, a Colorado limited liability company was formed October 1, 2010. Solar Mosaic Development I, LLC, a wholly-owned subsidiary of Solar Mosaic Inc., was formed on June 29, 2011. Solar Mosaic, Inc. and Subsidiary (the "Company") were formed for the purpose of leasing and managing real property in connection with the development and management of solar projects.

Liquidity

The Company has incurred significant operating losses since inception. For the years ended December 31, 2011 and 2010, the Company incurred net losses of $202,541 and $35, respectively. For the years ended December 31, 2011 and 2010, the Company had negative cash flows from operations of $141,043 and $35, respectively.

Since its inception, The Company has financed operations through debt financing from various sources. The Company is dependent upon raising additional capital or seeking additional debt financing to fund our current operating plans. Failure to obtain sufficient debt and equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which any required financing and capital might be available, if at all.

During the years ended December 31, 2011, and December 31, 2010, the Company raised a total of $530,000 through the issuance of convertible debt.

Subsequent to the year end, the Company raised an additional $210,000 through the issuance of convertible debt. Additionally, the Company obtained a term sheet for up to $2,000,0000 of Series A Preferred stock financing. The first tranche of financing is scheduled to close on April 27, 2012. Management will continue to monitor the Company's cash position carefully and evaluate its future operating cash requirements with respect to its strategy, funding alternatives, business objectives and performance.

Principles of consolidation

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Solar Mosaic, Inc. and its subsidiary, Solar Mosaic Development I, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

1. Organization and Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such difference could affect the results of operations reported in future periods.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2011 and 2010, cash and cash equivalents consisted of cash deposited with banks. The Company places its cash and cash equivalents with high credit-quality financial institutions. The Company is exposed to credit risk in the event of default by these institutions to the extent the amount recorded on the balance sheet periodically exceeds the FDIC insured amounts. Periodically, such balances may be in excess of federally insured limits.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Solar panels and associated equipment are depreciated over 15 years, with depreciation beginning at the time they are interconnected with the power grid (utility). Office furniture and computer equipment are depreciated over 3 years. Expenditures for repairs and maintenance are charged to expense in the period incurred. Gains and losses realized on the disposal or retirement of property and equipment are recognized or charged to other income in the statement of operations.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount is reduced to fair value. In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determination is made, as well as in subsequent periods. There was no impairment recorded or changes in estimated useful lives during 2011 and 2010.

1. Organization and Significant Accounting Policies (continued)

Revenue recognition

Revenue primarily results from development revenue generated from the solar projects the Company has developed, and consulting revenue.

Development revenue represents grants received from a non-profit organization to fund the purchase and installation of solar equipment for specific projects. The Company accessed this grant money by invoicing the non-profit organization as a contractor on a per-project basis. Revenue is recognized upon invoicing. Consulting revenue is recognized upon completion of services.

Stock-based compensation

The Company measures and recognizes compensation expense for all share-based awards made to employees based on estimated fair values on the date of grant. The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model. The model requires management to make a number of assumptions including expected volatility, expected term, risk-free interest rate and expected dividends.

Advertising expense

Advertising costs are expensed as incurred. The Company incurred $1,440 and $0 in advertising expenses for the years ended December 31, 2011 and 2010, respectively.

Income taxes

The asset and liability method is used in accounting for deferred income taxes. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related assets or liabilities for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized.

The Company evaluates the tax positions taken in the course of preparing its tax returns to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company has adopted the accounting policy that interest and penalties relating to income taxes are classified as part of its income tax provision.

1. Organization and Significant Accounting Policies (continued)

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy.

The Company had no assets or liabilities at December 31, 2011 and 2010 that required a fair value measurement.

2. Property and Equipment

Property and equipment consisted of the following as of December 31:

	2011	2010
Solar equipment	$216,179	$ -
Office furniture, computers and other	7,570	-
	223,749	-
Less accumulated depreciation and amortization	(684)	-
Property and equipment, net	$223,065	$ -

Depreciation and amortization expense totaled $684 and $0 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011, none of solar equipment was interconnected with the power grid, therefore no depreciation expense was recorded for such equipment.

3. Accrued Expenses

Accrued expenses consisted of the following as of December 31:

	2011	2010
Employee related	$ 9,477	$ -
Accrued interest on convertible promissory notes	15,843	-
Total accrued expenses	$ 25,320	$ -

4. Convertible Promissory Notes

In December 2010, the Company issued a convertible promissory note totaling $5,000, maturing in December 2013, with an interest rate of 8.0% per annum. In June through September 2011, the Company issued the first tranche of convertible promissory notes totaling $340,000, maturing in August 2013 with an interest rate of 8.0% per annum. In October through December 2011, the Company issued the second tranche of convertible promissory notes totaling $185,000, maturing in December 2013 with an interest rate of 8.0% per annum.

As defined in note purchase agreement, in the event that the Company issues and sell shares of preferred stock to investors on or before the maturity date in a financing with total proceeds to the Company of not less than $500,000 then the outstanding principal balance of these notes, together with any accrued but unpaid interest, shall automatically convert in whole without any further action by the holders of the debt into the equity securities at a conversion price equal to the lower of (a) eighty percent of the price per share paid by the investors purchasing the equity securities and (b) a price per share based on a pre-money valuation of the Company of $3,000,000 on a fully diluted basis for the first tranche of convertible notes or $5,000,000 on a fully diluted based for the second tranche of convertible notes, as defined in the promissory note agreement.

On the maturity date of the promissory notes, a majority in interest may elect to convert the outstanding principal amount of all, and not less than all, of the notes, together with all accrued interest to the date of conversion, into the Company's common stock at a conversion ratio based on pre-money valuation of the Company of $1,500,000 on a fully diluted basis. The majority in interest shall provide written notice of the intent to convert to the Company at least five days prior to maturity.

The Company expects to convert all of its convertible promissory notes into Series A preferred stock upon the closing of Series A preferred stock financing in April 2012. Therefore, convertible promissory notes have been classified as a current liability on the balance sheet as of December 31, 2011.

The Company determined that a beneficial conversion feature existed on the convertible notes. The intrinsic value of the beneficial conversion feature was determined to be equal to $530,000. The beneficial conversion feature was not recorded, because the pending preferred stock financing has been deemed to be a contingency that was still in place as of the reporting date.

5. Long-term Debt

As of December 31, 2011, the Company had raised a total of $61,925 of zero-interest loans for three solar projects developed in California and Arizona through its platform. These loans will be paid back with future lease revenue generated from the Company's solar projects. These loans are not expected to be repaid in 2012 and therefore have been classified as Long-term debt on the accompanying balance sheet. The imputed interest costs were deemed by management to be insignificant, and no interest expense is reflected in the accompanying statements of operations.

6. Commitments and Contingencies

Operating leases

The Company leases its office facilities under various non-cancellable operating leases that expire through June 15, 2012. Total rent expense for the years ended December 31, 2011 and 2010 was $3,413 and $0, respectively.

Future annual minimum payments are as follows:

Fiscal year	Operating Leases
2012	$37,810
Total	$37,810

Legal proceedings

The Company has exposure to legal actions arising in the ordinary course of business. As of December 31, 2011 and December 31, 2010 the Company is not aware of any legal actions against it.

7. Stockholders' Equity

Preferred stock

At May 24, 2011, the Company was authorized to issue 1,000,000 shares of $0.0001 preferred stock, of which 842,000 of the authorized shares of preferred stock were designated as series FF preferred stock. In May2011, the Company issued 842,000 shares of Series FF preferred stock at $0.0001 per share in connection with the conversion of participant's membership interest in Solar Mosaic, LLC.

7. Stockholders' Equity (continued)

Conversion

Each share of FF preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, into such number of fully paid and non-assessable shares of common stock as is determined by dividing 1.00 by the FF preferred stock conversion rate applicable to such share, as determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. Any transfer of shares of FF preferred stock that is not (i) made in connection with an equity financing as defined in the Company's Certificate of Incorporation or (ii) authorized by a majority of the board of directors, shall be deemed an election of an option to convert such shares into common stock and each such transferred share of FF preferred stock shall automatically convert into such number of fully paid and non-assessable shares of common stock as is determined by dividing 1.00 by the FF preferred stock conversion rate applicable to such share, determined as hereafter provided, effective immediately prior to such transfer. The initial FF preferred stock conversion rate per share of FF preferred stock shall be 1.00. Such initial FF preferred stock conversion rate shall be subject to adjustment as set forth in the Company's Certificate of Incorporation.

Dividends

Subject to the prior rights of holders of all classes of stock at the time of outstanding having prior rights as to dividends, the holders of the FF Preferred Stock shall be entitled to receive, when and as declared by the board of directors of the Company, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the board of directors.

Voting

The holder of each share of FF preferred stock shall have the right to one vote of each share of common stock into which such FF preferred stock could then be directly converted, without first being converted to another series of preferred stock, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock only, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the bylaws of the Company, and shall entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote. The number of authorized shares of FF preferred stock may be increased or decreased, but not below the number of shares thereof then outstanding, by the affirmative vote of the holders of shares of stock of the Company representing a majority of the votes represented by all outstanding shares of stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporate Law. The holders of the FF preferred stock and common stock shall vote together as a single class on all matters. For the avoidance of doubt, the holders of FF preferred stock shall not be entitled to vote as preferred stock on any matters for which only one or more other series of preferred stock vote.

7. Stockholders' Equity (continued)

Liquidation preference

Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the FF preferred stock shall be entitled to distributions with the same priority as the holders of the common stock, which distributions shall be made pro rata based on the number of shares of common stock held by each, assuming conversion of all such FF preferred stock into common stock.

Redemption

The FF preferred stock is not redeemable at the option of any holder.

Repurchase Option

In October 2011, the Company entered into restricted stock agreements with three of its founders. These founders held an aggregate of 842,000 shares of series FF preferred stock and 3,368,000 shares of common stock at a par value of $0.0001 per share. In the event the stockholder's employment relationship with the Company terminates for any or no reason, including, without limitation, by reason of the stockholder's death or disability, resignation or involuntary termination, then the Company shall have an irrevocable repurchase option, for a period of ninety days after such termination, or such longer period as may be agreed to by the Company and the stockholder, to repurchase from the stockholder, the stock at a price per share equal to $0.0025, up to but not exceeding the number of shares of the stock that have not vested in accordance with the agreement. As specified in stock purchase agreements, a total of 464,834 series FF preferred stock and 1,859,334 became restricted in October 2011. Such shares vest monthly over 26-36 months starting in October 2011 and have been included in outstanding stock in the statement of stockholders' equity.

Below is the summary of shares, subject to repurchase option:

	Series FF Preferred Stock	Common Stock	Total
Unvested shares, December 31, 2010	-	-	-
Restricted stock issued	464,834	1,859,334	2,324,168
Vested during 2011	(52,625)	(210,500)	(263,125)
Unvested shares, December 31, 2011	412,209	1,648,834	2,061,043

7. Stockholders' Equity (continued)

Common stock

At December 31, 2011 and 2010, the Company was authorized to issue 7,000,000 and 0 shares of $0.0001 common stock, respectively, of which 3,408,000 and 0 were issued and outstanding at December 31, 2011 and 2010, respectively.

Incentive stock option agreement

In 2011, the Company adopted a stock option plan ("2011 Plan") to provide additional incentives to employees and to promote the best interests of the Company and its stockholders. The Company has reserved 1,256,644 shares of its common stock for issuance under the 2011 Plan. The exercise price of each option equals the fair value of the Company's stock on the date of grant, as determined by the board of directors. If one ceases to be an employee of the Company but continues to provide service, this option will be deemed a nonstatutory stock option on the 90th day after the individual ceases to be an employee. This option is only exercisable before it expires and then only with respect to the vested portion of the option. One may exercise the option, in whole or in part, to purchase a whole number of vested shares not less than 100 shares, unless the number of shares purchased is the total number available for purchase under the option.

The Company has various vesting agreements with employees. Our standard vesting agreement is as follows: provided the employee continues in service, 25% of the total number of shares covered by the option shall vest on the first anniversary of the employee start date. Thereafter, provided the employee continues in service, 2.08% of the total number of shares covered by this option shall vest on the last day of the calendar month following the month of the vesting date. No additional shares of stock will vest after service has terminated. The option will expire in any event at the close of business at Company headquarters on the day before the 10th anniversary of the grant date.

7. Stockholders' Equity (continued)

Incentive stock option agreement (continued)

The following table summarizes stock option activity:

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Balance, December 31, 2010	-	-	$ -
Authorized	1,256,664	-	-
Granted	(60,000)	60,000	0.006
Exercised	-	-	-
Cancelled	20,000	(20,000)	$ 0.006
Balance, December 31, 2011	1,216,664	40,000	$ 0.006
Exercisable at December 31, 2011		-	$ -
Vested and expected to vest at December 31, 2011		36,000	$ 0.006

The weighted average remaining contractual life of options outstanding was 9.4 years as of December 31, 2011.

The total fair value of options granted was immaterial, therefore no stock-compensation expense was recognized for the year ended December 31, 2011.

8. Related Party Transactions

During the years ended December 31, 2011 and 2010, the Company issued convertible promissory notes in the amount of $50,000 and $5,000, respectively, to certain family members of the Company's founders. These amounts are included in the convertible promissory notes balance on the accompanying balance sheet. Also see Note 4, Convertible promissory notes.

9. Income Taxes

The Company recorded a tax provision of $1,600 for the year ended December 31, 2011. The tax provision consists of state minimum taxes.

The Company had deferred tax assets totaling $73,000 and $0 at December 31, 2011 and 2010, respectively, which consisted mainly of net operating loss carryforwards and research and development credits. Based upon available objective evidence management believes it is more likely than not that the majority of the net deferred tax assets will not be fully realizable. Accordingly, management has established a valuation allowance for all net deferred tax assets.

As of December 31, 2011, the Company had federal and state net operating loss carryforwards of approximately $137,000. There were no net operating losses available for carryforward prior to 2011.

Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue code. Accordingly, the Company's ability to utilize these carryforwards may be limited as a result of such "ownership change." Such a limitation could result in limitation in the use of the NOLs in future years and possibly a reduction of the net operating losses available.

As of December 31, 2011, the Company had no unrecognized tax benefits.

The Company is subject to U.S. federal, California and Arizona income taxes. The Company is subject to U.S. federal and state examinations by tax authorities for all tax years.

The Company does not anticipate significant changes to its current uncertain tax positions through December 31, 2012.

As of December 31, 2011, there was no accrued interest and penalties related to uncertain tax positions.

10. Subsequent Events

The Company has evaluated subsequent events through April 18, 2012, the date the consolidated financial statements were available to be issued.

Subsequent to the year end, the Company issued convertible promissory notes totaling $210,000 maturing in December 2013, with an interest rate of 8% per annum.

PART III

EXHIBITS

Exhibit Number	Description
2.1*	Amended and Restated Certificate of Incorporation of the Issuer
2.2*	Amended and Restated Bylaws of the Issuer
3.1*	Form of Solar Power Note
3.2	Form of Loan and Security Agreement
6.1*	Solar Mosaic, Inc. 2011 Omnibus Equity Incentive Plan
6.2*	Offer Letter dated August 15, 2011 between the Issuer and Steve Richmond
6.3	Investor Agreement
6.4	Series A Preferred Stock Purchase Agreement dated May 14, 2012, as amended by Amendment No. 1 to Series A Preferred Stock Purchase Agreement dated August 6, 2012
6.5	Investors' Rights Agreement dated May 14, 2012 (included as Exhibit E to Exhibit 6.4)
6.6	Voting Agreement dated May 14, 2012 (included as Exhibit G to Exhibit 6.4)
6.7	Form of Indemnification Agreement (included as Exhibit D to Exhibit 6.4)
6.8	Offer Letter dated June 8, 2012 between the Issuer and Gregory Rosen
10.1	Consent of Armanino McKenna LLP
10.2**	Consent of O'Melveny & Myers LLP (included in Exhibit 11.1)
10.3**	Consent of DLA Piper LLP (US) (included in Exhibit 15.1)
11.1**	Opinion of O'Melveny & Myers LLP
15.1**	Tax Opinion of DLA Piper LLP (US)

* Previously filed

** To be filed by amendment.

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California, on August 16, 2012.

SOLAR MOSAIC, INC.

By: ______________________________
Walter Steven Richmond
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Date: 8.16.12 ______________________________
Daniel Rosen
Chief Executive Officer, Secretary and Director

Date: ________________ ______________________________
Walter Steven Richmond
Chief Financial Officer

Date: 8/16/12 ______________________________
William Parish
President, Treasurer and Director

Date: ________________ ______________________________
Nick Allen
Director

Date: 16 August '12 ______________________________
Danny Kennedy
Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California, on August __, 2012.

SOLAR MOSAIC, INC.

By: ______________________
Walter Steven Richmond
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Date: ______________

____
Daniel Rosen
Chief Executive Officer, Secretary and Director

Date: 8/16/12

____
Walter Steven Richmond
Chief Financial Officer

Date: ______________

____
William Parish
President, Treasurer and Director

Date: ______________

____
Nick Allen
Director

Date: ______________

____
Danny Kennedy
Director

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT (this "**Agreement**"), dated as of the Closing Date, is entered into between **Solar Mosaic, Inc.,** a Delaware corporation ("**Lender**"), and [Name of Borrower] ("**Borrower**").

1. ACCOUNTING AND OTHER TERMS

Accounting terms not defined in this Agreement shall be construed following GAAP. Calculations and determinations must be made following GAAP. Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in Section 13. All other terms contained in this Agreement shall have the meaning provided by the Code to the extent that they are defined therein.

2. LOAN AND TERMS OF PAYMENT

2.1 Funding of Loan. Subject to the prior satisfaction of all applicable conditions to the making of the Loan set forth in Section 3.1, on the Closing Date, Lender shall extend to Borrower, and Borrower agrees that it will be obligated to repay, [$____] (the "**Initial Loan Amount**"), which shall be evidenced by a promissory note substantially in the form of Exhibit A (the "**Note**").

2.2 Interest Rates; Payments and Prepayments.

(a) Interest Rate. Subject to Section 2.2(b), interest shall accrue on the outstanding principal balance of the Loan at a rate equal to _______ percent (__%) per annum. Interest shall be computed on a 360 day year for the actual number of days elapsed.

(b) Late Fee; Default Rate. If any payment is not made within three (3) days after the date it is due, Borrower shall pay Lender a late fee equal to the greater of (i) three percent (3%) of the amount of such unpaid amount or (ii) the lesser of (x) $150.00 or (y) the maximum amount permitted to be charged under applicable law. During the continuance of an Event of Default, Obligations shall continue to bear interest the rate set forth in Section 2.2(a). Payment or acceptance of the increased interest rate provided in this Section 2.2(b) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Lender.

(c) Principal and Interest Payments. The principal amount outstanding under the Note, together with all accrued interest, shall be due and payable as set forth in **Schedule I** hereto. Payments received after 12:00 p.m. Pacific time will be considered received at the opening of business on the next Business Day. When a payment is due on a day that is not a Business Day, it will be due the next Business Day and additional fees or interest, as applicable, shall continue to accrue.

(d) Prepayments.

(1) Mandatory Prepayments. In respect of any Casualty Event with respect to the Project, any principal and any interest payments outstanding shall be repaid in an amount equal to (i) the lesser amount of (A) the principal and interest outstanding and (B) one hundred percent (100%) of the proceeds of any insurance, Recovery Payment, condemnation award or other compensation. Such prepayment shall be made within five (5) Business Days of Borrower's receipt of such proceeds or Recovery Payments, as applicable. Notwithstanding the foregoing, subject to Lender's approval, Borrower may elect to use such proceeds to replace any such damaged or destroyed Collateral in lieu of making a prepayment.

(2) Optional Prepayments. The principal amount of the Loan may be prepaid, in whole or in part, at any time, without penalty; provided, however, that any prepayment shall be made together with all accrued and unpaid interest under the Note to the date of prepayment. If principal is prepaid pursuant to this Section 2.2(d)(2), Borrower shall pay a prepayment premium of one percent (1%) of the principal prepaid, if the

prepayment is made during the three (3) year period commencing on the Closing; no prepayment premium shall be due with respect to prepayments made after this 3-year period.

(3) Application of Prepayments. Partial prepayments shall be applied to the principal installments in the inverse order of maturity.

(e) Termination; Repayment. The Loan terminates on the Maturity Date, when the principal amount of the Loan, the unpaid interest thereon, and all other Obligations shall be immediately due and payable.

2.3 Lender Account. Borrower shall direct its Account Debtors to make all payments due to Borrower by ACH transfer in immediately available funds to a Deposit Account in Lender's name and under Lender's exclusive control (the "**Lender Account**"). Lender shall withdraw from the Lender Account the amount necessary to pay any Obligations when and as they become due and payable. To the extent that the Lender Account contains funds in excess of Obligations then due and owing, Lender shall, upon Borrower's request, direct that they be transferred to a Deposit Account that Borrower uses to fund its operating expenses.

2.4 Debt Service Reserve. On the Closing Date, Borrower shall deposit $______ into the Lender Account as a reserve against the Obligations (the "**Reserve**"). Lender shall have the right to draw upon the Reserve to the extent the other funds in the Lender Account are insufficient to pay the Obligations when due and payable under Section 2.3. On the Maturity Date, Lender shall refund any amount remaining in the Reserve, provided (a) Borrower is not in Default and (b) no Lender Expenses or remaining Obligations are due.

2.5 Fees and Expenses. Borrower shall pay to Lender:

(a) Facility Fee. On the Closing Date a fully earned, non-refundable facility fee of [__________________ Dollars ($________)] (the "**Facility Fee**"); and

(b) Lender Expenses. All Lender Expenses, if any, incurred after the Closing Date, when due.

3. CLOSING AND FUNDING CONDITIONS

3.1 Conditions Precedent to Closing. Lender's obligation to enter into this Agreement and the other Loan Documents and to make the Loan is subject to the condition precedent that Lender shall have received, in form and substance reasonably satisfactory to Lender, such documents, and completion of such other matters, as Lender may reasonably deem necessary or appropriate. The date that such condition precedent is satisfied is the "**Closing Date**". Such conditions and other matters shall include, without limitation:

(a) Borrower shall have delivered duly executed original signatures to the Loan Documents to which it is a party;

(b) Borrower shall have delivered its Operating Documents and a good standing certificate certified by the Secretary of State of the State of [_______________] as of a date no earlier than thirty (30) days prior to the Closing Date;

(c) Borrower shall have delivered resolutions of its Board authorizing Borrower's execution of, and performance under, the Loan Documents to which it is a party, certified by its Secretary or an equivalent officer;

(d) Lender shall have received evidence of the filing of all applicable Uniform Commercial Code financing statements as are necessary to perfect or to give notice of its security interest in the Collateral;

(e) Lender shall have received certified copies, dated as of a recent date, of financing statement searches for Borrower accompanied by written evidence (including any UCC termination statements) that the Liens indicated in any such financing statements that are not Permitted Liens have been terminated or released;

(f) Borrower shall have delivered its Perfection Certificate;

(g) Borrower shall have delivered, and collaterally assigned, to Lender all third party contracts with respect to the Project, including the Lease Agreement, the PPA, the EPC Agreement and the O&M Agreement (collectively the "**Operative Agreements**"), and any other agreements relating to system component or roof warranties (the "**Warranties Documents**"); in the case of the Operative Agreements, Borrower shall have obtained the written consents of the counterparties thereto to such collateral assignment, while for the Warranties Documents, such consents shall not be required so long as they do not contain any prohibitions or restrictions on collateral assignment to Lender;

(h) Borrower shall have assigned to Lender the Environmental Attributes and all distributable cash with respect to the Project;

(i) Borrower shall have collaterally assigned to Lender all of its third party permits and Easements with respect to the construction and operation of the Project;

(j) Borrower shall have delivered to Lender a Landlord Waiver and, if applicable, a Nondisturbance Agreement;

(k) Neither the Site nor the Project shall be affected by any eminent domain or condemnation proceedings;

(l) Borrower shall have delivered evidence satisfactory to Lender that the insurance policies required by Section 6.4 are in full force and effect, together with appropriate evidence showing loss payable and/or additional insured clauses or endorsements in favor of Lender;

(m) Borrower shall have paid the fees and Lender Expenses then due as specified in Section 2.4;

(n) the representations and warranties in Section 5 shall be true in all material respects on the Closing Date; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date; and

(o) no Default or Event of Default shall have occurred and being continuing.

3.2 Covenant to Deliver. Borrower agrees to deliver to Lender each item required to be delivered to Lender under this Agreement as a condition to the Loan. Borrower agrees that the extension of the Loan prior to Lender's receipt of any such item shall not constitute a waiver by Lender of Borrower's obligation to deliver such item, and any such extension in the absence of a required item shall be in Lender's sole discretion.

4. CREATION OF SECURITY INTEREST

4.1 Grant of Security Interest. Borrower grants Lender, to secure the payment and performance in full of all of the Obligations, a continuing security interest in, and pledges to Lender, the Collateral, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof. Borrower represents, warrants, and covenants that the security interest granted herein is and shall at all times continue to be a first priority perfected security interest in the Collateral (subject only to Permitted Liens that may have priority to Lender's Lien under this Agreement). Borrower shall promptly provide Lender a signed written notice of any tort claim that it acquires, which notice shall provide the general details thereof and grant to Lender a security interest therein and in the proceeds thereof. Upon payment in full in cash of the Obligations (other than inchoate indemnity obligations), Lender shall, at Borrower's expense, release its Liens in the Collateral.

4.2 Authorization to File Financing Statements. Borrower authorizes Lender to file financing statements, without notice to Borrower, with all appropriate jurisdictions to perfect or protect Lender's interest or rights hereunder.

5. **REPRESENTATIONS AND WARRANTIES**

Borrower represents and warrants as follows:

5.1 Due Organization and Authorization.

(a) Borrower is duly existing and in good standing in its jurisdiction of organization and is qualified and licensed to do business and is in good standing in any jurisdiction in which the conduct of its business or its ownership of property requires that it be qualified, except where the failure to do so could not reasonably be expected to cause a Material Adverse Change. The Perfection Certificate accurately sets forth (i) Borrower's legal name, (ii) Borrower's jurisdiction of organization, and (iii) Borrower's place of business, or, if more than one, its chief executive office as well as Borrower's mailing address (if different than its chief executive office). Borrower (and any of its predecessors) has not, in the past five (5) years, changed its state of formation, organizational structure or type, or any organizational number assigned by its jurisdiction.

(b) Borrower's execution, delivery and performance of the Loan Documents to which it is a party have been duly authorized, and do not conflict with the Operating Documents, nor constitute an event of default under any Material Agreement. Borrower is not in default under any agreement to which it is a party or by which it is bound in which the default could reasonably be expected to cause a Material Adverse Change.

5.2 Collateral. Borrower has good title to, has rights in, and has the power to transfer each item of the Collateral upon which it purports to grant a Lien hereunder, free and clear of all Liens except Permitted Liens. Borrower has no Deposit Accounts other than the Deposit Accounts, if any, described in the Perfection Certificate or of which Borrower has given Lender notice and taken such actions as are necessary to give Lender a perfected security interest therein.

5.3 Material Agreements. Except as set forth on **Schedule II** (as updated by Borrower from time to time upon written notice to Lender), Borrower is not a party to or bound by any written or oral agreement that is material to Borrower's business or operations. No event has occurred that, with the passage of time or the giving of notice or both, would result in a default by Borrower under any Material Agreement. There exists no material breach, and Borrower has no knowledge of any anticipated material breach or threatened material breach, by the other party or parties to a Material Agreement.

5.4 Litigation. There are no actions or proceedings pending or, to the knowledge of the Responsible Officers, threatened in writing by or against Borrower.

5.5 Regulatory Compliance. Borrower is not an "investment company" or a company "controlled" by an "investment company" under the Investment Company Act of 1940 (the "Investment Company Act"). Borrower is not engaged as one of its important activities in extending credit for margin stock (under Regulations T and U of the Federal Reserve Board of Governors). Borrower has complied in all material respects with the Federal Fair Labor Standards Act. Borrower has not violated any laws, ordinances or rules, the violation of which could reasonably be expected to have a material adverse effect on its business. Borrower's assets have not been used by Borrower or, to the best of Borrower's knowledge, by previous Persons, in disposing, producing, storing, treating, or transporting any Hazardous Materials other than legally. Borrower has not received a summons, citation, notice, or directive from any Governmental Authority concerning any action or omission by any Person resulting in the releasing, or otherwise disposing of Hazardous Materials into the environment. Borrower has obtained all Governmental Approvals of, made all declarations or filings with, and given all notices to, all Government Authorities that are necessary to continue its business as currently conducted.

5.6 Investments. Borrower does not own any stock, partnership interest or other equity securities except for Permitted Investments.

5.7 Tax Returns and Payments. Borrower has timely filed all required tax returns and reports, and Borrower has timely paid all federal, state and local taxes, assessments, deposits and contributions that it owes. Borrower may defer payment of any contested taxes, provided that Borrower (a) in good faith contests its obligation to pay the taxes by appropriate proceedings promptly and diligently instituted and conducted, (b) notifies Lender in writing of the commencement of, and any material development in, the proceedings, and (c) posts bonds or takes any other steps required to prevent the Governmental Authority levying such contested taxes from obtaining a Lien upon any of the Collateral that is other than a Permitted Lien. Borrower is not aware of any claims or adjustments proposed for any of its prior tax years which could result in additional taxes becoming due and payable by Borrower.

5.8 Full Disclosure. No written representation, warranty or other statement of Borrower in any certificate or written statement given to Lender, as of the date such representations, warranties, or other statements were made, taken together with all such written certificates and written statements given to Lender, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in the certificates or statements not misleading.

6. <u>AFFIRMATIVE COVENANTS</u>

Borrower shall do all of the following:

6.1 Government Compliance. Maintain its legal existence and good standing in its jurisdiction of formation and maintain qualification in each jurisdiction in which the failure to so qualify would reasonably be expected to have a Material Adverse Effect. Borrower shall comply with all laws, ordinances and regulations to which it is subject, noncompliance with which could reasonably be expected to have a Material Adverse Effect.

6.2 Financial Statements; Reports. Deliver to Lender:

(a) as soon as available, but no later than forty-five (45) days after the last day of each Fiscal Quarter, (A) a company prepared consolidated balance sheet and income statement covering Borrower's operations during the period, subject to the absence of footnote disclosures and to changes resulting from normal year-end adjustments for recurring accruals, and certified by the Chief Financial Officer of Borrower and in a form reasonably acceptable to Lender, (B) a Compliance Certificate in the form attached hereto as **<u>Exhibit B</u>**, certified by a Responsible Officer, and (C) a report, in form and substance satisfactory to Lender, of (i) the Project's electrical power output during such Fiscal Quarter and (ii) Borrower's good faith calculation of the pollution reductions attributable to the Project's operation during such Fiscal Quarter;

(b) as soon as available, but no later than one hundred fifty (150) days after the last day of each Fiscal Year, audited consolidated statements of income and cash flows and balance sheets of Borrower for such Fiscal Year, prepared under GAAP, consistently applied, together with an unqualified opinion on the financial statements from an independent certified public accounting firm reasonably acceptable to Lender;

(c) promptly upon receipt thereof, any additional reports, management letters or other detailed information concerning significant aspects of Borrower's operations or financial affairs given to Borrower by its independent accountants (and not otherwise contained in other materials provided hereunder);

(d) a prompt report of any legal actions pending or threatened against Borrower;

(e) promptly upon Lender's request, all information regarding the Project and Borrower that Lender reasonably determines it needs for purposes of complying with applicable law and the requirements of Governmental Authorities, including data characterizing the Project and photos of the Project and the Site; and

(f) such additional information, reports and other statements reasonably requested by Lender.

6.3 Taxes; Pensions. Make timely payment of all foreign, federal, state, and local taxes or assessments (other than taxes and assessments which Borrower is contesting pursuant to the terms of Section 5.7) and shall deliver to Lender, on demand, appropriate certificates attesting to such payments, and pay all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with their terms.

6.4 Insurance. Maintain insurance upon the Collateral, insuring against all risks of physical loss or damage howsoever caused, including the perils of fire, windstorm, flood and earthquake, in an amount not less than the full replacement cost of the Collateral. Keep its business insured for risks and in amounts standard for companies in Borrower's industry and location and as Lender may reasonably request. Insurance policies shall be in a form, with companies, and in amounts that are reasonably satisfactory to Lender. All property policies shall have a lender's loss payable endorsement showing Lender as loss payee and waiver of subrogation against Lender, and all liability policies shall show, or have endorsements showing, Lender as an additional insured. All policies (or the loss payable and additional insured endorsements) shall provide that the insurer must give Lender at least twenty (20) days notice before canceling, amending, or declining to renew its policy. At Lender's request, Borrower shall deliver certified copies of policies and evidence of all premium payments. Proceeds payable under any policy shall, at Lender's option, be payable to Lender on account of the Obligations. If Borrower fails to obtain insurance as required under this Section 6.4 or to pay any amount or furnish any required proof of payment, Lender may make all or part of such payment or obtain such insurance policies required in this Section 6.4, and take any action under the policies Lender deems prudent.

6.5 Collateral Accounts. For each Collateral Account that Borrower at any time maintains, cause the applicable financial institution at or with which such Collateral Account is maintained to execute and deliver a Control Agreement or other appropriate instrument with respect to such Collateral Account to perfect Lender's Lien in such Collateral Account in accordance with the terms hereunder. The provisions of the previous sentence shall not apply to Deposit Accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of Borrower's employees and identified to Lender by Borrower as such.

6.6 Environmental Attributes. Take all actions reasonably necessary to (i) qualify the Project for all Environmental Attributes for which the Project is eligible, (ii) enforce and realize such Environmental Attributes, and (iii) enable Lender, to the extent requested, to enforce and realize such Environmental Attributes.

6.7 Further Assurances. Execute any further instruments and take further action as Lender reasonably requests to perfect or continue Lender's Lien in the Collateral or to effect the purposes of this Agreement or any of the other Loan Documents.

7. NEGATIVE COVENANTS

Borrower shall not do any of the following without Lender's prior written consent:

7.1 Dispositions. Convey, sell, lease, transfer or otherwise dispose of (collectively, "**Transfer**") all or any part of its business or property, except for Transfers (a) of worn-out, surplus or obsolete Equipment, and (b) in connection with Permitted Liens and Permitted Investments.

7.2 Changes in Business, Management, Ownership, Control, or Business Locations. (a) Engage in any business other than the business currently engaged in or reasonably related thereto; (b) liquidate or dissolve; (c) enter into any transaction or series of related transactions which result in the member(s) of Borrower as of the Closing owning less than one hundred percent (100%) of the membership interests of Borrower immediately after giving effect to such transaction or related series of such transactions; (d) have a change in management; (e) permit or suffer a Change in Control; or (f) without at least thirty (30) days prior written notice to Lender: (1) change its jurisdiction of organization, (2) change its organizational structure or type, (3) change its legal name, or (4) change any organizational number (if any) assigned by its jurisdiction of organization.

7.3 Mergers or Acquisitions. Merge or consolidate with any other Person, or acquire all or substantially all of the capital stock or property of another Person.

7.4 Indebtedness. Create, incur, assume, or be liable for any Indebtedness other than Permitted Indebtedness.

7.5 Encumbrance. Create, incur, or allow any Lien on any of the Collateral, or assign or convey any right to receive income, including the sale of any Accounts, except for Permitted Liens, permit any Collateral not to be subject to the first priority security interest granted herein, or enter into any agreement, document, instrument or other arrangement with any Person which directly or indirectly prohibits or has the effect of prohibiting Borrower from assigning, mortgaging, pledging, granting a security interest in or upon, or encumbering any of Borrower's property.

7.6 Investments; Distributions. (a) Directly or indirectly make any Investment other than Permitted Investments; or (b) make any distribution or payment or redeem, retire or purchase any membership interests.

7.7 Transactions with Affiliates. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate, except for (i) transactions that are in the ordinary course of the business of Borrower, upon fair and reasonable terms that are no less favorable to Borrower than would be obtained in an arm's length transaction with a non-affiliated Person, and (ii) compensation arrangements approved by a majority of the disinterested members of the Board.

7.8 Compliance. Become an "investment company" or a company controlled by an "investment company" under the Investment Company Act or undertake as one of its important activities extending credit to purchase or carry margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System), or use the Loan proceeds for that purpose; fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur; fail to comply with the Federal Fair Labor Standards Act or violate any other law or regulation, if the violation could reasonably be expected to have a material adverse effect on the business of Borrower; withdraw from participation in, permit partial or complete termination of, or permit the occurrence of any other event with respect to, any present pension, profit sharing and deferred compensation plan which could reasonably be expected to result in any liability of Borrower including any liability to the Pension Benefit Guaranty Corporation or its successors or any other Governmental Authority.

8. <u>EVENTS OF DEFAULT</u>

Any one of the following shall constitute an event of default (an "**Event of Default**") under this Agreement:

8.1 Payment Default. Borrower fails to (a) make any payment of principal or interest on the Loan on its due date, or (b) pay any other Obligations within three (3) Business Days after such Obligations are due and payable;

8.2 Covenant Default.

(a) Borrower fails or neglects to perform any obligation in Sections 6.2, 6.4 or 6.5 or violates any covenant in Section 7; or

(b) Borrower fails or neglects to perform, keep, or observe any other term, provision, condition, covenant or agreement contained in this Agreement or any of the other Loan Documents, and as to any default under such other term, provision, condition, covenant or agreement that can be cured, has failed to cure the default within ten (10) days after the occurrence thereof; <u>provided</u>, <u>however</u>, that if the default cannot by its nature be cured within the ten (10) day period or cannot after diligent attempts by Borrower be cured within such ten (10) day period, and such default is likely to be cured within a reasonable time, then Borrower shall have an additional period (which shall not in any case exceed thirty (30) days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default;

8.3 Material Adverse Change. A Material Adverse Change occurs;

8.4 Attachment. (a) Any material portion of the assets of Borrower is attached, seized or levied on, or comes into possession of a trustee or receiver, and the attachment, seizure or levy is not removed in ten (10) days; (b) Borrower is enjoined, restrained, or prevented by court order from conducting a material part of its business; (c) a judgment or other claim in excess of Fifty Thousand Dollars ($50,000) becomes a Lien on any of Borrower's assets; or (d) a notice of lien, levy, or assessment is filed against Borrower's assets by any Government Authority and not paid within ten (10) days after Borrower receives notice;

8.5 Insolvency. (a) Borrower is unable to pay its debts as they become due or otherwise becomes insolvent; (b) Borrower begins an Insolvency Proceeding; or (c) an Insolvency Proceeding is begun against Borrower and not dismissed or stayed within sixty (60) days;

8.6 Other Agreements. There is a default in any agreement to which Borrower is a party with a third party or parties resulting in a right by such third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount in excess of Fifty Thousand Dollars ($50,000) or that could have a Material Adverse Effect;

8.7 Judgments. A judgment or judgments for the payment of money in an amount, individually or in the aggregate, of at least Fifty Thousand Dollars ($50,000) (not covered by independent third-party insurance for which the insurer thereunder has acknowledged liability) shall be rendered against Borrower and shall remain unsatisfied and unstayed for a period of ten (10) days after the entry thereof;

8.8 Misrepresentations. Borrower or any Person acting for Borrower makes any representation, warranty, or other statement now or later in this Agreement, any other Loan Document or in any writing delivered to Lender or to induce Lender to enter this Agreement or any other Loan Document, and such representation, warranty, or other statement is false or misleading in any material respect when made;

8.9 Change in Control. A Change in Control occurs; or

8.10 Project Documents. (a) the Lease Agreement or Landlord Waiver is terminated by the Host or the Host repudiates, rejects, revokes or attempts to revoke the Lease Agreement or the Landlord Waiver or denies or contests the validity or enforceability of the Lease Agreement or the Landlord Waiver; (b) Borrower is in default under any of the Project Documents; or (c) any of the Project Documents expires or is terminated for any reason.

9. **<u>LENDER'S RIGHTS AND REMEDIES</u>**

9.1 Rights and Remedies. While an Event of Default occurs and continues Lender may, without notice or demand, do any or all of the following:

(a) declare all Obligations immediately due and payable (but if an Event of Default described in Section 8.5 occurs all Obligations are immediately due and payable without any action by Lender);

(b) stop advancing money or extending credit for Borrower's benefit under this Agreement or under any other agreement between Borrower and Lender;

(c) settle or adjust disputes and claims directly with account debtors for amounts on terms and in any order that Lender considers advisable;

(d) notify any Person owing money to Borrower of Lender's security interest in such funds, and verify the amount of such account;

(e) make any payments and do any acts it considers necessary or reasonable to protect the Collateral and/or its security interest in the Collateral. Borrower shall assemble the Collateral if Lender requests and make it available as Lender designates. Lender may enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest and pay all expenses incurred. Borrower grants Lender a license to enter and occupy any of its premises, without charge, to exercise any of Lender's rights or remedies;

(f) apply to the Obligations any amount held by Lender owing to or for the credit or the account of Borrower;

(g) ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell the Collateral. Lender is hereby granted a non-exclusive, royalty-free license or other right to use, without charge, Borrower's labels, patents, copyrights, mask works, rights of use of any name, trade secrets, trade names, trademarks, service marks, and advertising matter, or any similar property as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with Lender's exercise of its rights under this Section 9.1, Borrower's rights under all licenses and all franchise agreements inure to Lender's benefit;

(h) demand and receive possession of Borrower's Books; and

(i) exercise all rights and remedies available to Lender under the Loan Documents or at law or equity, including all remedies provided under the Code (including disposal of the Collateral pursuant to the terms thereof).

9.2 Power of Attorney. Borrower hereby irrevocably appoints Lender as its lawful attorney-in-fact, exercisable upon the occurrence and during the continuance of an Event of Default, to: (a) endorse Borrower's name on any checks or other forms of payment or security; (b) sign Borrower's name on any invoice for any Account or drafts against Account Debtors; (c) settle and adjust disputes and claims about the Accounts of Borrower directly with Account Debtors, for amounts and on terms Lender determines reasonable; (d) make, settle, and adjust all claims under Borrower's insurance policies; (e) pay, contest or settle any Lien, charge, encumbrance, security interest, and adverse claim in or to the Collateral of Borrower, or any judgment based thereon, or otherwise take any action to terminate or discharge the same; and (f) transfer the Collateral into the name of Lender or a third party as the Code permits. Borrower hereby appoints Lender as its lawful attorney-in-fact to sign Borrower's name on any documents necessary to perfect or continue the perfection of any security interest regardless of whether an Event of Default has occurred. Lender's foregoing appointment as Borrower's attorney in fact, and all of Lender's rights and powers, being coupled with an interest, are irrevocable until all Obligations (other than inchoate indemnity obligations) have been in full in cash.

9.3 Accounts Verification; Collection. Whether or not an Event of Default has occurred and is continuing, Lender may notify any Person owing money to Borrower of Lender's security interest in such funds and verify the amount of such Account. After the occurrence of an Event of Default, any amounts received by Borrower shall be held in trust by Borrower for Lender, and, if requested by Lender, Borrower shall immediately deliver such receipts to Lender in the form received from the Account Debtor, with proper endorsements for deposit.

9.4 Protective Payments. If Borrower fails to obtain the insurance called for by Section 6.4 or fails to pay any premium thereon or fails to pay any other amount which Borrower is obligated to pay under this Agreement or any other Loan Document, Lender may obtain such insurance or make such payment, and all amounts so paid by Lender are Lender Expenses and immediately due and payable, bearing interest at the then highest applicable rate, and secured by the Collateral. Lender will make reasonable efforts to provide Borrower with notice of Lender obtaining such insurance at the time it is obtained or within a reasonable time thereafter. No payments by Lender are deemed an agreement to make similar payments in the future or Lender's waiver of any Event of Default.

9.5 Application of Payments and Proceeds. Unless an Event of Default exists, Lender shall apply any funds in its possession, whether from Borrower's account balances, payments, or proceeds realized as the result of any collection of Accounts or other disposition of the Collateral, first, to Lender Expenses; second, to the interest due upon any of the Obligations; and third, to the principal of the Obligations and any applicable fees and other charges, in such order as Lender shall determine in its sole discretion. Any surplus shall be paid to Borrower or other Persons legally entitled thereto. If an Event of Default exists, Lender may apply any funds in its possession, whether from Borrower's account balances, payments, proceeds realized as the result of any collection of Accounts or other disposition of the Collateral, or otherwise, to the Obligations in such order as Lender shall determine in its sole discretion. Any surplus shall be paid to Borrower or other Persons legally entitled thereto.

9.6 Lender's Liability for Collateral. So long as Lender complies with reasonable lending practices regarding the safekeeping of the Collateral in the possession or under the control of Lender, Lender shall not be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; (c) any diminution in the value of the Collateral; or (d) any act or default of any carrier, warehouseman, bailee, or other Person. Borrower bears all risk of loss, damage or destruction of the Collateral.

9.7 No Waiver; Remedies Cumulative. Lender's failure, at any time or times, to require strict performance by Borrower of any provision of this Agreement or any other Loan Document shall not waive, affect, or diminish any right of Lender thereafter to demand strict performance and compliance herewith or therewith. No waiver hereunder shall be effective unless signed by Lender and then is only effective for the specific instance and purpose for which it is given. Lender's rights and remedies under this Agreement and the other Loan Documents are cumulative. Lender has all rights and remedies provided under the Code, by law, or in equity. Lender's exercise of one right or remedy is not an election, and Lender's waiver of any Event of Default is not a continuing waiver. Lender's delay in exercising any remedy is not a waiver, election, or acquiescence.

9.8 Demand Waiver. Borrower waives demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees held by Lender on which Borrower are liable.

10. NOTICES

All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, registered or certified mail, return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by facsimile transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; (d) on the date of proper transmission if sent by electronic mail; or (e) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address indicated below. Lender or Borrower may change its address or facsimile number by giving written notice thereof in accordance with the terms of this Section 10.

If to Borrower:	[Borrower] Attn: Fax: Email:
If to Lender:	Solar Mosaic, Inc. 55 Harrison Street, Suite 300 Oakland, CA 94607 Attn: Fax: Email:

11. **Choice of Law, Venue and Jury Trial Waiver.**

11.1 Governing Law. California law governs the Loan Documents, without regard to principles of conflicts of law. Borrower and Lender each submit to the exclusive jurisdiction of the State and Federal courts in the Northern District of California; provided, however, that nothing in this Agreement shall be deemed to operate to preclude Lender from bringing suit or taking other legal action in any other jurisdiction to realize on the Collateral or to enforce a judgment or other court order in favor of Lender. Borrower and Lender each expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and Borrower and Lender each hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Borrower and Lender each hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to the other party at the address set forth in Section 10 and that service so made shall be deemed completed upon the earlier to occur of the other party's actual receipt thereof or three (3) Business Days after deposit in the U.S. mails, first class, registered or certified, proper postage prepaid.

11.2 JURY TRIAL WAIVER. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BORROWER AND LENDER EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER LOAN DOCUMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

11.3 Arbitration.

(a) Arbitration. The parties hereto agree, upon demand by any party, to submit to binding arbitration all claims, disputes and controversies between or among them (and their respective employees, officers, directors, and other agents), whether in tort, contract or otherwise in any way arising out of or relating to (i) any credit subject hereto, or any of the Loan Documents, and their negotiation, execution, collateralization, administration, repayment, modification, extension, substitution, formation, inducement, enforcement, default or termination; or (ii) requests for additional credit.

(b) Governing Rules. Any arbitration proceeding will (i) proceed in a location in California selected by the American Arbitration Association (the "**AAA**"); (ii) be governed by the Federal Arbitration Act (Title 9 of the United States Code), notwithstanding any conflicting choice of law provision in any of the documents between the parties; and (iii) be conducted by the AAA, or such other administrator as the parties shall mutually agree upon, in accordance with the AAA's commercial dispute resolution procedures, unless the claim or counterclaim is at least One Million Dollars ($1,000,000) exclusive of claimed interest, arbitration fees and costs, in which case the arbitration shall be conducted in accordance with the AAA's optional procedures for large, complex commercial disputes (the commercial dispute resolution procedures or the optional procedures for large, complex commercial disputes to be referred to herein, as applicable, as the "**Rules**"). If there is any inconsistency between the terms hereof and the Rules, the terms and procedures set forth herein shall control. Any party who fails or refuses to submit to arbitration following a proper demand by any other party shall bear all costs and expenses incurred by such other party in compelling arbitration of any dispute.

11.4 No Waiver of Provisional Remedies, Self-Help and Foreclosure. The arbitration requirement does not limit Lender's right to (i) foreclose against real or personal property collateral; (ii) exercise self-help remedies relating to Collateral or proceeds of Collateral, such as setoff or repossession; or (iii) obtain provisional or ancillary remedies, such as replevin, injunctive relief, attachment or the appointment of a receiver, before during or after the pendency of any arbitration proceeding. This exclusion does not constitute a waiver of the right or obligation of a party to submit any dispute to arbitration or reference hereunder, including those arising from the exercise of the actions detailed in clauses (i), (ii) and (iii) of this Section 11.4.

11.5 Arbitrator Qualifications and Powers. Any arbitration proceeding in which the claim or counterclaim is less than One Million Dollars ($1,000,000) will be decided by a single arbitrator selected according to the Rules, and who shall not render an award of greater than One Million Dollars ($1,000,000). Any dispute in which the claim or counterclaim exceeds One Million Dollars ($1,000,000) shall be decided by majority vote of a panel of three (3) arbitrators; provided, however, that all three (3) arbitrators must actively participate in all hearings and deliberations. Each arbitrator will be a neutral attorney licensed in the State of California or a neutral retired judge of the state or federal judiciary of California, in either case with a minimum of ten (10) years experience in the substantive law applicable to the subject matter of the dispute to be arbitrated. The arbitrator(s) will determine whether or not an issue is arbitrable and will give effect to the statutes of limitation in determining any claim. In any arbitration proceeding the arbitrator(s) will decide (by documents only or with a hearing at the discretion of the arbitrator(s)) any pre-hearing motions which are similar to motions to dismiss for failure to state a claim or motions for summary adjudication. The arbitrator(s) shall resolve all disputes in accordance with the substantive law of California and may grant any remedy, damages or relief that a court of such state could order or grant within the scope hereof and such ancillary relief as is necessary to make effective any award. The arbitrator(s) shall also have the power to award recovery of all costs and fees, to impose sanctions and to take such other action (including discovery) as the arbitrator(s) deem(s) necessary to the same extent a judge could pursuant to the Federal Rules of Civil Procedure, the California Rules of Civil Procedure or other applicable law. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction. The institution and maintenance of an action for judicial relief consisting of a provisional or ancillary remedy pursuant to Section 11.4 shall not constitute a waiver of the right of any party, including the plaintiff, to submit the controversy or claim to arbitration.

11.6 Discovery. In any arbitration proceeding, discovery will be permitted in accordance with the Rules. All discovery shall be expressly limited to matters directly relevant to the dispute being arbitrated and must be completed no later than twenty (20) days before the hearing date. Any requests for an extension of the discovery periods, or any discovery disputes, will be subject to final determination by the arbitrator(s) upon a showing that the request for discovery is essential for the party's presentation and that no alternative means for obtaining information is available.

11.7 Payment of Arbitration Costs and Fees. The arbitrator(s) shall award all costs and expenses of the arbitration proceeding.

11.8 Real Property Collateral; Judicial Reference. Notwithstanding anything herein to the contrary, no dispute shall be submitted to arbitration if the dispute concerns Obligations secured directly or indirectly, in whole or in part, by any real property unless (i) the holder of the Lien specifically elects in writing to proceed with the arbitration, or (ii) all parties to the arbitration waive any rights or benefits that might accrue to them by virtue of the single action rule statute of California, thereby agreeing that all Obligations, and all Liens securing the Obligations, shall remain fully valid and enforceable. If any such dispute is not submitted to arbitration, the dispute shall be referred to a referee in accordance with California Code of Civil Procedure Section 638 et seq., and this general reference agreement is intended to be specifically enforceable in accordance with Section 638. A referee with the qualifications required herein for arbitrators shall be selected pursuant to the AAA's selection procedures. Judgment upon the decision rendered by a referee shall be entered in the court in which such proceeding was commenced in accordance with California Code of Civil Procedure Sections 644 and 645.

11.9 Miscellaneous. TO THE MAXIMUM EXTENT PRACTICABLE, THE AAA, THE ARBITRATOR(S) AND THE PARTIES SHALL TAKE ALL ACTION REQUIRED TO CONCLUDE ANY ARBITRATION PROCEEDING WITHIN ONE HUNDRED EIGHTY (180) DAYS OF THE FILING OF THE DISPUTE WITH THE AAA. NO ARBITRATOR OR OTHER PARTY TO AN ARBITRATION PROCEEDING MAY DISCLOSE THE EXISTENCE, CONTENT OR RESULTS THEREOF, EXCEPT FOR DISCLOSURES OF INFORMATION BY A PARTY REQUIRED IN THE ORDINARY COURSE OF BUSINESS OR BY APPLICABLE LAW OR REGULATION. IF MORE THAN ONE AGREEMENT FOR ARBITRATION BY OR BETWEEN THE PARTIES POTENTIALLY APPLIES TO A DISPUTE, THE ARBITRATION PROVISION MOST DIRECTLY RELATED TO THE LOAN DOCUMENTS OR THE SUBJECT MATTER OF THE DISPUTE SHALL CONTROL. THIS ARBITRATION PROVISION SHALL SURVIVE TERMINATION, AMENDMENT OR EXPIRATION OF ANY OF THE LOAN DOCUMENTS OR ANY RELATIONSHIP BETWEEN THE PARTIES.

12. **GENERAL PROVISIONS**

12.1 Successors and Assigns. This Agreement binds and is for the benefit of the successors and permitted assigns of each party. Borrower may not assign this Agreement or any rights or obligations under it without Lender's prior written consent. Lender has the right, without the consent of or notice to Borrower, to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, Lender's obligations, rights, and benefits under this Agreement and the other Loan Documents.

12.2 Indemnification. Borrower agrees to indemnify, defend and hold Lender and its directors, officers, employees, agents, attorneys, or any other Person affiliated with or representing Lender harmless against: (a) all obligations, demands, claims, and liabilities asserted by any other Person in connection with the transactions contemplated by the Loan Documents (collectively, "**Claims**"); and (b) all losses or Lender Expenses incurred, or paid by Lender from, following, or arising from transactions between Lender and Borrower (including reasonable attorneys' fees and expenses), except for Claims and/or losses directly caused by Lender's gross negligence or willful misconduct.

12.3 Time of Essence. Time is of the essence for the performance of all obligations in this Agreement.

12.4 Severability of Provisions. Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

12.5 Amendments in Writing; Integration. All amendments to this Agreement must be in writing signed by Lender and Borrower. This Agreement and the other Loan Documents represent the entire agreement about subject matter hereof and thereof and supersede prior negotiations or agreements.

12.6 Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original and all taken together constitute one Agreement.

12.7 Survival. All covenants, representations and warranties made in this Agreement continue in full force until this Agreement has terminated pursuant to its terms and all Obligations (other than inchoate indemnity obligations) have been paid in cash. Borrower's obligation in Section 12.2 to indemnify Lender shall survive until the statutes of limitations with respect to the Claims have run.

12.8 Publicity. Borrower consents to Lender's publication of a tombstone or similar advertising material relating to the Loan, provided that Borrower has the opportunity to review and approve it prior to its publication, which approval shall not be unreasonably withheld or delayed. Borrower may make public announcements with respect to the Loan, provided that Lender has the opportunity to review and approve them prior to their distribution, which approval shall not be unreasonably withheld or delayed.

13. **DEFINITIONS**

13.1 Definitions. As used in this Agreement, the following terms have the following meanings:

"**Affiliate**" of any Person is a Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person's senior executive officers, directors, partners and, for any Person that is a limited liability company, that Person's managers and members.

"**Board**" means Borrower's board of directors or similar governing body or, in the absence of such governing body, 100% of the members of Borrower.

"**Borrower's Books**" are all of Borrower's books and records including ledgers, federal and state tax returns, records regarding Borrower's assets or liabilities, the Collateral, business operations or financial condition, and all computer programs or storage or any equipment containing such information.

"**Business Day**" is any day that is not a Saturday, Sunday or a day on which banks in California are closed.

"Cash Equivalents" means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having the highest rating from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc.; (c) certificates of deposit issued maturing no more than one (1) year after issue; or (d) money market funds at least ninety-five percent (95%) of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (c) of this definition.

"**Casualty Event**" means any loss of or damage to, or any condemnation or other taking of, the Project for which Borrower receives insurance proceeds, or proceeds of a condemnation award or other compensation.

"**Change in Control**" means any event, transaction, or occurrence as a result of which any Person is or becomes a beneficial owner (within the meaning Rule 13d-3 promulgated under the Securities Exchange Act of 1934), directly or indirectly, of securities of Borrower representing fifty percent (50%) or more of the combined voting power of Borrower's then outstanding securities.

"**Closing Date**" is defined in Section 3.1.

"**Code**" is the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of California; provided, however, that, to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any of the attachment, perfection, or priority of, or remedies with respect to, Lender's Lien on any Collateral is governed by the Uniform Commercial Code in effect in a jurisdiction other than the State of California, the term "**Code**" shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes on the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions.

"**Collateral**" is all properties, rights and assets of Borrower described on **Exhibit C**.

"**Collateral Account**" is any Deposit Account or securities or investment account.

"**Contingent Obligation**" is, for any Person, any direct or indirect liability, contingent or not, of that Person for (a) any indebtedness, lease, dividend, letter of credit or other obligation of another such as an obligation directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable, (b) any obligations for undrawn letters of credit for the account of that Person, or (c) any obligation from any interest rate, currency or commodity swap agreement, interest rate cap or collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; provided, however, that "Contingent Obligation" does not include endorsements in the ordinary course of business.

"**Control Agreement**" is any control agreement entered into among the depository institution at which Borrower maintains a Deposit Account or the securities intermediary or commodity intermediary at which Borrower maintains a securities or other investment account, Borrower, and Lender pursuant to which Lender obtains control (within the meaning of the Code) over such account.

"**Default**" means any event which, with notice or passage of time or both, would constitute an Event of Default.

"**Deposit Account**" is any "deposit account" as defined in the Code with such additions to such term as may hereafter be made.

"**Easement**" is any easement, license, right-of-way, or similar real property interest or right.

"**Environmental Attributes**" means all attributes of ownership of the Project in the nature of credits or other benefits pertaining to the environmental benefits created by the Project. Environmental Attributes include the rebates available pursuant to Section 1603 of the American Recovery and Reinvestment Act of 2009 (Public Law 111-5), carbon trading credits, renewable energy credits or certificates, emissions reduction credits, investment credits, production tax credits, emissions allowances, green tags, tradable renewable credits, rebates, performance based incentives and similar payments from utilities and Greene products.

"**Environmental Laws**" are all applicable federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees or requirements of any Governmental Authority, any and all Requirements of Law and any and all common law requirements, rules and bases of liability regulating, relating to or imposing liability or standards of conduct concerning pollution, protection of or harm to human or animal health or safety or the environment or natural resources, including Hazardous Materials, as now or may at any time hereafter be in effect.

"**EPC Agreement**" is the engineering, procurement and construction contract that Borrower has entered into for the Project's construction.

"**ERISA**" is the Employment Retirement Income Security Act of 1974, and its regulations.

"**Event of Default**" is defined in Section 8.

"**Fiscal Quarter**" is a fiscal quarter of the Fiscal Year.

"**Fiscal Year**" is Borrower's fiscal year.

"**GAAP**" is generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other Person as may be approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination.

"**Governmental Approvals**" means authorizations, consents, approvals, waivers, exemptions, variances, franchises, permissions, permits and licenses of, and filings and declarations with, any Governmental Authority.

"**Governmental Authority**" means any nation or government, any state, province or territory or other political subdivision thereof, any governmental agency, authority, instrumentality, regulatory body, court, central Lender or other governmental entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.

"**Hazardous Materials**" means any hazardous or toxic substances, materials or wastes defined, listed, classified or regulated as such in or under any Environmental Laws, including (a) any petroleum or petroleum products (including, without limitation, gasoline or crude oil or any fraction thereof), natural gas, natural gas liquids, liquefied natural gas, or synthetic gas waste for fuel (and mixtures of natural gas and such synthetic gas), pesticides, herbicides, fungicides, flammable explosives, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, radon, lead-based paint and polychlorinated biphenyls; (b) any chemicals, materials or substances defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants", "imminently hazardous chemical substances or mixtures", "extremely hazardous substances", "hazardous chemicals", "toxic chemicals", "contaminants" or "pollutants", or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, the use, handling, storage or exposure to or Release of which is prohibited, limited or regulated by any Governmental Authority.

"**Host**" is the owner of the Site.

"**Indebtedness**" is (a) indebtedness for borrowed money or the deferred price of property or services, such as reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds or similar instruments, (c) capital lease obligations, or (d) Contingent Obligations.

"**Initial Loan Amount**" is defined in Section 2.1.

"**Insolvency Proceeding**" is any proceeding by or against any Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

"**Investment**" is any beneficial ownership interest in any Person (including stock, partnership interest or other securities), and any loan or capital contribution to any Person.

"**Landlord Waiver**" is an agreement pursuant to which the Host waives any Liens it may have with respect to the Project and agrees to allow Lender to enter and occupy the Site for purposes of exercising its rights and remedies under the Loan Documents.

"**Lease Agreement**" is the lease agreement that Borrower has entered into with the Host for locating the Project at the Site.

"**Lender Expenses**" are all reasonable, documented out-of-pocket costs and expenses incurred by Lender in connection with the enforcement of its rights under the Loan Documents or applicable law, including but not limited to fees and expenses (including reasonable attorneys' fees and expenses) for defending and enforcing the Loan Documents.

"**Lien**" is a mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

"**Loan**" is the loan made by Lender to Borrower as described in Section 2.1.

"**Loan Documents**" are, collectively, this Agreement, the Note, the Control Agreements and any other present or future agreement between Borrower and/or for the benefit of Lender in connection with this Agreement, all as amended, restated, or otherwise modified from time to time.

"**Material Adverse Change**" or "**Material Adverse Effect**" is (a) a material impairment in the perfection or priority of Lender's Lien in the Collateral or in the value or use of such Collateral, (b) a material adverse change in the business, operations, condition (financial or otherwise) or prospects of Borrower or (c) a material impairment of the prospect of repayment of any portion of the Obligations as and when due.

"**Material Agreement**" means any contract, agreement (whether oral, written or otherwise), understanding, lease, instrument, indenture, plan or other arrangement disclosed or required to be disclosed in **Schedule I**.

"**Maturity Date**" means ____________, 20__.

"**Nondisturbance Agreement**" is the agreement by the holder of any deed of trust or mortgage against the Site to not terminate the Lease Agreement if such holder exercises its rights and remedies pursuant to such deed of trust or mortgage.

"**Note**" is defined in Section 2.1.

"**Obligations**" are Borrower's obligation to pay when due any debts, principal, interest, Lender Expenses and other amounts Borrower owes Lender now or later, whether under this Agreement, the other Loan Documents, or otherwise, and including interest accruing after Insolvency Proceedings begin and debts, liabilities, or obligations of Borrower assigned to Lender, and the performance of Borrower's duties under the Loan Documents.

"**O&M Agreement**" is the agreement that Borrower has entered into for operation and maintenance of the Project.

"**Operating Documents**" are (i) Borrower's Certificate of Formation, as certified with the Secretary of State of ____________________ on a date that is no earlier than thirty (30) days prior to the Closing Date, and (ii) its limited liability company agreement.

"**Perfection Certificate**" is a certificate in the form attached hereto as **Exhibit D**.

"**Permitted Indebtedness**" is:

(a) unsecured Indebtedness to trade creditors incurred in the ordinary course of business;

(b) Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(c) Indebtedness in an aggregate principal amount not to exceed Twenty Five Thousand Dollars ($25,000) secured by Liens described in clause (g) of the Permitted Liens definition; and

(d) extensions, refinancings, modifications, amendments and restatements of any items of Permitted Indebtedness in the preceding clauses, provided that the principal amount thereof is not increased and the terms thereof are not modified to impose more burdensome terms upon Borrower.

"**Permitted Investments**" are:

(a) Investments shown on the Perfection Certificates and existing on the Closing Date;

(e) Cash Equivalents;

(f) Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business of Borrower;

(g) Investments consisting of Collateral Accounts in which Lender has a perfected security interest;

(h) Investments accepted in connection with Transfers permitted by Section 7.1;

(i) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business; and

(j) other Investments not otherwise permitted by Section 7.7 not exceeding Twenty Five Thousand Dollars ($25,000) in the aggregate outstanding at any time.

"**Permitted Liens**" are:

(a) Liens existing on the Closing Date and shown on the Perfection Certificate or arising under this Agreement and the other Loan Documents;

(b) Liens for taxes, fees, assessments or other government charges or levies, either not delinquent or being contested in good faith and for which adequate reserves are maintained in accordance with GAAP, if they have no priority over any of Lender's Liens;

(c) statutory Liens securing claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other Persons imposed without action of such parties, provided that they secure amounts that are not past due or that are being contested in good faith and for which adequate reserves are maintained in accordance with GAAP, if they have no priority over any of Lender's Liens;

(d) Liens to secure payment of workers' compensation, employment insurance, old-age pensions, social security and other like obligations incurred in the ordinary course of business, provided that they have no priority over any of Lender's Liens;

(e) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 8.4 or 8.7; and

(f) Purchase money Liens on (i) Equipment or other assets subject to capital leases acquired or held by Borrower to secure Indebtedness incurred to finance the acquisition of such Equipment or such assets subject to capital leases or (ii) existing on Equipment or other assets subject to capital leases when acquired, in each case if the Lien is confined to such Equipment or other assets and the proceeds of such Equipment or such assets.

"**Person**" is any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or Government Authority.

"**PPA**" is the power purchase agreement that Borrower has entered into for the sale of the power generated by the Project.

"**Project**" is a solar power project to be constructed and operated by Borrower on the Site pursuant to the EPC Agreement, including all supporting improvements, substations, transmission lines, fuel and utility delivery lines and interconnections associated therewith and all other software, operating manuals, equipment, spare parts and systems associated therewith, in each case to the extent owned by Borrower.

"**Project Costs**" is the estimated total cost of constructing the Project.

"**Project Documents**" are (i) the Lease Agreement, (ii) the Landlord Waiver, (iii) the Nondisturbance Agreement, (iv) the EPC Agreement, (v) the PPA, and (vi) the O&M Agreement.

"**Recovery Payments**" means, with respect to the Project, any payments received pursuant to surety bonds, performance guarantees, penalties and other risk mitigation instruments or agreements with respect to the Project.

"**Release**" mean the release or disposal (accidental or otherwise) of any Hazardous Material into or upon or under any land or water or air, or otherwise into the environment, including, without limitation, by means of burial, discharge, emission, injection, spillage, leakage, seepage, leaching, dumping, pumping, pouring, escaping, emptying, placement and the like.

"**Requirement of Law**" means, with respect to any Person, any treaty, law, rule or regulation, or determination of an arbitrator or a court or other Governmental Authority, or the provisions of any Governmental Approval, in each case applicable to or binding upon such Person or any of its properties or to which such Person or any of its properties is subject.

"**Responsible Officer**" is any of the Chief Executive Officer, President, Chief Financial Officer, Controller or Managing Member of Borrower.

"**Site**" means the land on which the Project is to be located, together with all Easements and other related rights to real property granted to Borrower.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

[BORROWER]
By: [Name of Member], Its Sole Member

By:______________________________________
Name:____________________________________
Title:_____________________________________

SOLAR MOSAIC, INC.

By:______________________________________
Name:____________________________________
Title:_____________________________________

Closing Date: _________________, 201_.

EXHIBITS

Exhibit A –	Form of Note
Exhibit B –	Form of Compliance Certificate
Exhibit C –	Collateral
Exhibit D –	Form of Perfection Certificate

SCHEDULES

Schedule I –	Principal and Interest Payments Schedule
Schedule II –	Material Agreements

<u>**EXHIBIT A**</u>

<u>**FORM OF NOTE**</u>

PROMISSORY NOTE

$____________ ________ __, 201_

FOR VALUE RECEIVED, the undersigned, [Name of Borrower] ("**Borrower**"), hereby promises to pay to **Solar Mosaic, Inc.**, a Delaware corporation ("**Lender**"), or order, ____________ Dollars ($__________), as provided in the Loan and Security Agreement, dated as of ________, 201_, between Lender and Borrower (the "**Loan Agreement**"). Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Loan Agreement.

<u>Interest</u>. Interest shall accrue on the terms and conditions set forth in Section 2.2 of the Loan Agreement.

<u>Principal</u>. The principal outstanding shall be repayable as provided in Section 2.2(c) and Section 2.2(d)(1) of the Loan Agreement.

Borrower shall have the right at any time and from time to time, to prepay, in whole or in part, the principal of this Note, subject to the terms and conditions set forth in Section 2.2(d)(2) of the Loan Agreement.

Principal and interest and all other amounts due hereunder are to be paid in lawful money of the United States of America in federal or other immediately available funds.

Borrower waives presentment, diligence, demand of payment, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Loan Agreement. In any action on this Note, the holder need not produce or file the original of this Note, but need only file a photocopy of this Note certified by the holder be a true and correct copy of this Note in all material respects.

This Note shall be governed by, and construed in accordance with, the internal laws of the State of California, without regard to principles of conflicts of law. Whenever possible each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision is prohibited by or invalid under applicable law, it shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of the provision or the remaining provisions of this Note.

Time is of the essence of each and every provision of this Note.

[Name of Borrower]
By: [Name of Member], Its Sole Member

By: ____________________________________

Title: __________________________________

EXHIBIT B

COMPLIANCE CERTIFICATE

TO: Solar Mosaic, Inc. Date: ___________________________
FROM: [Borrower]]

The undersigned authorized officer of [Borrower] ("**Borrower**") certifies that under the terms and conditions of the Loan and Security Agreement between Borrower and Lender (the "**Agreement**"), (1) Borrower is in complete compliance for the period ending _______________ with all required covenants except as noted below, (2) there are no Events of Default, (3) all representations and warranties in the Agreement are true and correct in all material respects on this date except as noted below; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date, (4) Borrower has timely filed all required tax returns and reports, and Borrower has timely paid all federal, state and local taxes, assessments, deposits and contributions owed by Borrower except as otherwise permitted pursuant to the terms of Section 6.3 of the Agreement, and (5) no Liens have been levied or claims made against Borrower relating to unpaid employee payroll or benefits of which Borrower has not previously provided written notification to Lender. Attached are the required documents supporting the certification. The undersigned certifies that these are prepared in accordance with GAAP consistently applied from one period to the next except as explained in an accompanying letter or footnotes. Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Agreement.

Please indicate compliance status by circling Yes/No under "Complies" column.

Reporting Covenant	Required	Complies
Quarterly Financial Statements with Compliance Certificate	Within 45 days of Fiscal Quarter end	Yes No
Audited Annual Financial Statements	Within 150 days of Fiscal Year end	Yes No
		Yes No

The following are the exceptions with respect to the certification above: (If no exceptions exist, state "No exceptions to note.")

[BORROWER]
By: [Name of Member], Its Sole Member

By: ___________________________________
Name: _________________________________
Title: __________________________________

EXHIBIT C

COLLATERAL

The Collateral consists of all of Borrower's right, title and interest in and to the following personal property:

(a) all accounts (including health-care-insurance receivables), chattel paper (including tangible and electronic chattel paper), deposit accounts, documents (including negotiable documents), equipment (including all accessions and additions thereto), general intangibles (including payment intangibles and software), goods (including fixtures), instruments (including promissory notes), inventory (including all goods held for sale or lease or to be furnished under a contract of service, and including returns and repossessions), investment property (including securities and securities entitlements), letter of credit rights, money, and all of Debtor's books and records with respect to any of the foregoing, and the computers and equipment containing said books and records;

(b) all common law and statutory copyrights and copyright registrations, applications for registration, now existing or hereafter arising, in the United States of America or in any foreign jurisdiction, obtained or to be obtained on or in connection with any of the forgoing, or any parts thereof or any underlying or component elements of any of the forgoing, together with the right to copyright and all rights to renew or extend such copyrights and the right (but not the obligation) of Secured Party to sue in its own name and/or in the name of the Debtor for past, present and future infringements of copyright;

(c) all trademarks, service marks, trade names and service names and the goodwill associated therewith, together with the right to trademark and all rights to renew or extend such trademarks and the right (but not the obligation) of Secured Party to sue in its own name and/or in the name of the Debtor for past, present and future infringements of trademark;

(d) all (i) patents and patent applications filed in the United States Patent and Trademark Office or any similar office of any foreign jurisdiction, and interests under patent license agreements, including the inventions and improvements described and claimed therein, (ii) licenses pertaining to any patent whether Debtor is licensor or licensee, (iii) income, royalties, damages, payments, accounts and accounts receivable now or hereafter due and/or payable under and with respect thereto, including damages and payments for past, present or future infringements thereof, (iv) right (but not the obligation) to sue in the name of Debtor and/or in the name of Secured Party for past, present and future infringements thereof, (v) rights corresponding thereto throughout the world in all jurisdictions in which such patents have been issued or applied for, and (vi) reissues, divisions, continuations, renewals, extensions and continuations-in-part with respect to any of the foregoing; and

(e) all cash proceeds and/or noncash proceeds of any of the foregoing, including insurance proceeds, and all supporting obligations and the security therefor or for any right to payment. All terms above have the meanings given to them in the California Uniform Commercial Code, as amended or supplemented from time to time, including revised Division 9 of the Uniform Commercial Code-Secured Transactions, added by Stats. 1999, c.991 (S.B. 45), Section 35, operative July 1, 2001.

EXHIBIT D

PERFECTION CERTIFICATE
FOR
[NAME OF BORROWER]

TO: SOLAR MOSAIC, INC.

The undersigned, the ___________ of [Name of Sole Member] of [NAME OF BORROWER] (the "**Company**"), hereby represents and warrants to you on behalf of the Company as follows:

(a) 1. NAMES OF THE COMPANY

a. The name of the Company as it appears in its current Articles of Organization is:

[Name of Borrower]

b. The federal employer identification number of the Company is: _________.

c. The Company is formed under the laws of the State of _________________

d. The Company's organizational identification number is: ___________.

e. The Company transacts business in the following jurisdictions (list jurisdictions other than jurisdiction of formation): _____________.

f. The Company is duly qualified to transact business as a foreign entity in the following jurisdictions (list jurisdictions other than jurisdiction of formation): ______________.

g. The following is a list of all other names (including fictitious names, d/b/a's, trade names or similar names) currently used by the Company or used within the past five years:

Name	Period of Use

h. The following are the names of all entities which have been merged into the Company during the past five years:

Name of Merged Entity	Year of Merger

i. The following are the names and addresses of all entities from whom the Company has acquired any personal property in a transaction not in the ordinary course of business during the past five years, together with the date of such acquisition and the type of personal property acquired (e.g., equipment, etc.):

Name	Address	Date of Acquisition	Type of Property

(b) 2. LOCATIONS OF COMPANY

a. The Company's chief executive office is located at the following address:

Complete Street and Mailing Address

b. The Company's books and records are located at the following additional addresses (if different from the above):

Complete Street and Mailing Address

c. The following are all the locations where the Company owns, leases or occupies any real property:

Complete Street and Mailing Address

d. The following are the names and addresses of all warehousemen, bailees or other third parties who have possession of any of the equipment or other property of the Company:

Name	Complete Street and Mailing Address	Property Held

(c) 4. SPECIAL TYPES OF COLLATERAL

a. The Company owns or has an interest in the following kinds of assets. (If the answer is "Yes" to any of the following questions, please attach a schedule describing each such asset)

Licenses, permits (including environmental), authorizations, or certifications issued by federal, state, or local governments issued to the Company or with respect to its assets, properties or businesses	Yes ☐ No ☐
Stocks, bonds or other securities	Yes ☐ No ☐
Promissory notes or other instruments or evidence of indebtedness	Yes ☐ No ☐
Motor Vehicles	Yes ☐ No ☐

b. The following is a list of material contracts to which the Company is a party (include any equipment leases) or in which the Company has an interest (including whether such contract has a nonassignability provision which would require the other party's or another person's consent to the granting of a security interest in such contract):

		Nonassignability Clause		
Other Party to Contract	**Title/Date of Contract**	**Asset Sale (Y/N)**	**Security Interest (Y/N)**	**Consent Obtained (Y/N)**
		Yes ☐ No ☐	Yes ☐ No ☐	Yes ☐ No ☐
		Yes ☐ No ☐	Yes ☐ No ☐	Yes ☐ No ☐
		Yes ☐ No ☐	Yes ☐ No ☐	Yes ☐ No ☐
		Yes ☐ No ☐	Yes ☐ No ☐	Yes ☐ No ☐

c. The following are all banks or savings institutions at which the Company maintains deposit accounts and investment accounts:

Bank Name	Account Number	Branch Address

d. The following is a list of letters of credit naming the Company as "beneficiary" under Letters of Credit:

LC Number	Name of LC Issuer	LC Applicant

(d) 5. ENCUMBRANCES

The Company's properties are subject to the following liens or encumbrances:

Name of Holder of	Description of Property Encumbered

Lien/Encumbrance	

(e) 6. REGULATION

(f) The Company is subject to regulation by the following federal, state or local government entity or any department, agency, or instrumentality thereof:

Name of Regulatory Entity	Description of Regulation

(g) 7. LITIGATION

a. The following is a complete list of pending and threatened litigation or claims involving amounts claimed against the Company:

b. The following are the only claims which the Company has against others (other than claims on accounts receivable), which the Company is asserting or intends to assert, and in which the potential recovery exceeds Fifty Thousand Dollars ($50,000):

8. TAXES

The following tax assessments are currently outstanding and unpaid:

Assessing Authority	Amount and Description

(h) 9. INSURANCE BROKER

The following broker handles the Company's property insurance:

(i) Broker	(j) Contact	(k) Telephone	(l) Fax	(m) Email
(n)	**(o)**	**(p)**	**(q)**	**(r)**
(s)	**(t)**	**(u)**	**(v)**	**(w)**
(x)	**(y)**	**(z)**	**(aa)**	**(bb)**
(cc)	**(dd)**	**(ee)**	**(ff)**	**(gg)**

(hh)

(ii) 10. OFFICERS OF THE COMPANY

The following are the names and titles of the officers of the Company.

Office/Title	Name of Officer

(jj)

[Remainder of Page Intentionally Blank]

The Company agrees to advise you of any change or modification to any of the foregoing information or any supplemental information provided on any continuation pages attached hereto, and, until such notice is received by you, you shall be entitled to rely upon such information and presume it is correct. The Company acknowledges that your acceptance of this Perfection Certificate and any continuation pages does not imply any commitment on your part to enter into a loan transaction with the Company, and that any such commitment may only be made by an express written loan commitment, signed by one of your authorized officers.

Date: ______________, 201_

[Name of Borrower]
By: [Name of Sole Member], Its Sole Member

By: ________________________________
Its: ________________________________
Email:
Phone:
Fax:

SCHEDULE I

PRINCIPAL AND INTEREST PAYMENTS SCHEDULE

SCHEDULE II

MATERIAL AGREEMENTS

Exhibit 6.3

SOLAR MOSAIC, INC.

INVESTOR AGREEMENT

The following terms constitute a binding agreement ("Agreement") between you and Solar Mosaic, Inc., a Delaware corporation ("Mosaic", "we", or "us"). This Agreement, including the Terms and Conditions of Investment attached as Appendix A (the "Terms and Conditions"), will govern all of your purchases of Solar Power Notes ("Notes") from Mosaic. Each offering of Notes will be described in an offering circular (each, an "Offering Circular") that will be available on the Mosaic's website (the "Site"). Please read this Agreement, the terms of use (the "Terms of Use") on the Site and the Offering Circular relating to any series of Notes you wish to purchase. While they are subject to change, as described below, we advise you to print and retain a copy of these documents for your records. By signing electronically below, you agree to the following terms together with the Terms and Conditions and the Terms of Use, consent to our privacy policy, agree to transact business with us and to receive communications relating to the Notes electronically, and agree to have any dispute with us resolved by binding arbitration.

1. **Purchase of Notes.** Subject to the terms and conditions of this Agreement, we will provide you the opportunity through the Site:

- To review requests for solar project financings ("Solar Project Financings") that Mosaic has arranged with parties seeking financing for solar projects ("Borrowers");
- To purchase Notes with minimum denominations of $25 through the Site, with each such Note associated with, and dependent on, a Borrower's loan payment obligations relating to a Solar Project Financing ("Loan Obligations"); and
- To instruct Mosaic to apply the proceeds from the sale of each Note you purchase to the funding of a Solar Project Financing you have designated on the Site.

The purchase price for any Notes you purchase will equal 100% of their original principal amount. The Notes will be subject to the Terms and Conditions.

When a request for financing relating to a Solar Project Financing (a "Financing Request") is listed on the Site, Mosaic will keep the listing open for up to 90 days. When you commit to purchase a Note you must have sufficient funds in your funding account with Mosaic to complete the purchase. Once you make a funding commitment, it is irrevocable until the Note is issued. Alternatively, you may indicate your intent to purchase a Note without having sufficient funds in your funding account, provided that (i) your commitment will become binding only at such time as your account has sufficient funds, and (ii) before that time, Mosaic may cut back the principal that is allocated to you in order to meet demand from other investors.

2. **Terms of the Notes.** The Notes shall have the terms and conditions described in the Offering Circular and the form of Note, which will be available for you to review on the Site. The interest rate, maturity and other terms of the corresponding Loan Obligations will be described in the Offering Circular, and the corresponding financing agreements between the Borrower and Mosaic will be available for review on the Site (generally with information identifying the Borrower redacted). You understand and acknowledge that we may in our sole discretion, at any time and from time to time, amend or waive any term of a Loan Obligation, and that we may in our sole discretion forgive any Loan Obligation that is more than 12 months delinquent.

3. **Your Covenants and Acknowledgments.** You agree that you have no right to, and shall not, make any attempt, directly or through any third party, to take collection action with respect to any Loan Obligations. YOU UNDERSTAND AND ACKNOWLEDGE THAT BORROWERS MAY DEFAULT ON THEIR LOAN OBLIGATIONS AND THAT SUCH DEFAULTS WILL REDUCE THE AMOUNTS, IF

ANY, YOU MAY RECEIVE UNDER THE TERMS OF ANY NOTES YOU HOLD ASSOCIATED WITH SUCH LOAN OBLIGATIONS. YOU FURTHER ACKNOWLEDGE THAT MOSAIC'S ENFORCEMENT OF ITS RIGHTS AND REMEDIES WITH RESPECT TO THE LOAN OBLIGATIONS DURING ANY DEFAULT MIGHT NOT RESULT IN MOSAIC RECOVERING THE FULL AMOUNT OF THE LOAN OBLIGATIONS. You and Mosaic agree that the Notes are intended to be indebtedness of Mosaic for U.S. federal income tax purposes. You agree that you will not take any position inconsistent with such treatment of the Notes for tax, accounting, or other purposes, unless required by law. You further acknowledge that the Notes will be subject to the original issue discount rules of the Internal Revenue Code of 1986, as amended, as described in the Offering Circular for such Notes. You acknowledge that you are prepared to bear the risk of loss of your entire purchase price for any Notes you purchase.

4. **Enforcement and Collection of Loan Obligations.** Mosaic will collect, as the lender thereon, all Loan Obligations, both before and after default, and will service all Notes. In enforcing the Loan Obligations, Mosaic may, in its discretion, utilize affiliated or unaffiliated third party loan servicers, collection agencies or other agents or contractors.

Mosaic and any third-party servicer enforcing a Loan Obligation may, in its sole discretion and subject to the enforcement standard set forth in this Section 4, refer a Loan Obligation to a collection agency, elect to initiate legal action to collect a Loan Obligation, or sell a Loan Obligation to a third party at any time. Subject to the fees described below, any amounts received by Mosaic on Loan Obligations will be forwarded to the holders of the Notes corresponding to such Loan Obligations.

Enforcement Standard. Mosaic will act in good faith (as defined in Article 1 of the Uniform Commercial Code) in taking action to collect the Loan Obligations, including in enforcing its security interest in the assets pledged to secure the Loan Obligations. Mosaic and any third-party servicer enforcing a Loan Obligation shall have the right, without your consent, at any time and from time to time and subject to the foregoing enforcement standard, to change the payment date, reduce the principal amount or the rate of interest or change the place and manner of making payments on a Loan Obligation, amend or waive any other term of such Loan Obligation, or charge-off any Loan Obligation that Mosaic or any third-party servicer enforcing the Loan Obligation deems uncollectible.

Enforcement Compensation. As compensation for enforcing the Loan Obligations, Mosaic shall be entitled to retain its applicable servicing fee from all payments received on the Loan Obligations and to deduct the applicable collection fee or litigation expenses that it incurs in collecting such payments. The current servicing fee rates charged by Mosaic are posted in the Fees and Charges section of the Site, and are subject to change by Mosaic at any time without notice. However, the servicing fee on each Note will be the servicing fee in effect at the time the listing corresponding to the Note was posted, and will remain unchanged for the term of the Note. Mosaic's current servicing fee rate will be disclosed in all listings.

Servicing fees and other enforcement expenses will reduce the effective yield on Loan Obligations below the stated interest rate on those Loan Obligations, and consequently will reduce the effective yield on the corresponding Notes. The servicing fee is payable by deduction from each investor's share of payments received with respect to the Loan Obligations. The servicing fee is payable on all payments received on Loan Obligations corresponding to the Notes, including partial payments. We will not pay you any non-sufficient funds fees or collection fees we or a third-party collection agency charge, and such fees will be retained by the party receiving the fee as additional servicing compensation. Mosaic will pay you any late fees we receive on Loan Obligations. Any prepayments received on Loan Obligations will be paid ratably to the Note holders, subject to applicable servicing fees.

Backup Servicing. Mosaic will use commercially reasonable efforts to maintain arrangements to provide for backup servicing in the event of any interruption of Mosaic's operations that affects Mosaic's ability to enforce and collect the Loan Obligations.

5. **Your Financial Suitability Acknowledgments, Representations, Warranties and Covenants.** At the time you commit to purchase any Note, you represent and warrant that you satisfy the

minimum financial suitability standards applicable to the state in which you reside, as posted on the Site from time to time; and you covenant that you will abide by the maximum investment limits, each as set forth below or as may be set forth in the Offering Circular or any supplement thereto on the Site. You agree to provide any additional documentation we reasonably request, or as may be required by the securities administrators or regulators of any state, to confirm that you meet such minimum financial suitability standards and have satisfied any maximum investment limits. You understand that the Notes will not be listed on any securities exchange, that there will be no trading platform for the Notes, that any trading of Notes must be conducted in accordance with federal and applicable state securities laws and that Note purchasers should be prepared to hold the Notes they purchase until the Notes mature.

6. **Mosaic's Representations and Warranties.** Mosaic represents and warrants to you, as of the date of this Agreement and as of any date that you commit to purchase Notes, that: (a) it is duly organized and is validly existing as a corporation in good standing under the laws of Delaware and has corporate power to enter into and perform its obligations under this Agreement; (b) this Agreement has been duly authorized, executed and delivered by Mosaic; (c) the Notes have been duly authorized and, following payment of the purchase price by you and electronic execution, authentication and delivery to you, will constitute valid and binding obligations of Mosaic enforceable against Mosaic in accordance with their terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws or general principles of equity; and (d) it has complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the Notes.

PAYMENT ON THE NOTES, IF ANY, DEPENDS ENTIRELY ON THE RECEIPT OF PAYMENTS BY MOSAIC IN RESPECT OF THE CORRESPONDING LOAN OBLIGATIONS. NEITHER MOSAIC NOR ANY OTHER PARTY WARRANTS OR GUARANTEES IN ANY MANNER THAT YOU WILL RECEIVE ALL OR ANY PORTION OF THE PRINCIPAL OR INTEREST YOU EXPECT TO RECEIVE ON ANY NOTE OR REALIZE ANY PARTICULAR OR EXPECTED RATE OF RETURN. THE AMOUNT YOU RECEIVE ON YOUR NOTE, IF ANY, IS SPECIFICALLY RESTRICTED TO PAYMENTS MADE BY US EQUAL TO THE PAYMENTS MADE BY THE BORROWER UNDER THE LOAN OBLIGATIONS TO WHICH YOU COMMITTED, NET OF OUR SERVICING FEE ON ALL BORROWER PAYMENTS AND OUR COLLECTION FEE OR ANY ENFORCEMENT EXPENSES WE INCUR IN COLLECTING SUCH BORROWER PAYMENTS. NEITHER MOSAIC NOR ANY OTHER PARTY MAKES ANY REPRESENTATIONS AS TO A BORROWER'S ABILITY TO PAY OR ACTS AS A GUARANTOR OF ANY CORRESPONDING LOAN OBLIGATIONS.

7. **Your Representations and Warranties.** You represent and warrant to Mosaic, as of the date of this Agreement and as of any date that you commit to purchase Notes, that: (a) you have the power to enter into and perform your obligations under this Agreement; (b) this Agreement has been duly authorized, executed and delivered by you; and (c) in connection with this Agreement, you have complied in all material respects with applicable federal, state and local laws.

8. **Prohibited Activities.** You agree that you will not do any of the following in connection with any funding requests, Notes, Loan Obligations or other transactions involving or potentially involving Mosaic:

(a) Take any action on your own to collect, or attempt to collect from any Borrower, directly or through any third party, any amount owing under any of your Notes or on any of the Loan Obligations that correspond to your Notes;

(b) Bring a lawsuit or other legal proceeding against any Borrower or any other party on any Loan Obligations;

(c) Contact the Borrower on any Loan Obligation corresponding to your Note;

(d) Contact any collection agency or law firm to which any Loan Obligations corresponding to your Notes have been referred for collection; or

(e) Violate any applicable federal, state or local laws.

9. **No Advisory Relationship.** You acknowledge and agree that the purchase and sale of the Notes pursuant to this Agreement is an arms-length transaction between you and Mosaic. In connection with the purchase and sale of the Notes, Mosaic is not acting as your agent or fiduciary. Mosaic assumes no advisory or fiduciary responsibility in your favor in connection with the Notes or the Loan Obligations corresponding to the Notes. Mosaic has not provided you with any legal, accounting, regulatory or tax advice with respects to the Notes. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

10. **Mosaic's Right to Verify Information and Cancel Funding.** Mosaic ordinarily does not verify the information provided by Borrowers or their solar customers in connection with Financing Requests but reserves the right to do so. If Mosaic, prior to the funding of a Solar Project Financing, reasonably determines that a Financing Request contains materially inaccurate information (including unintended inaccuracies, inaccuracies resulting from errors by Mosaic, or inaccuracies resulting from changes in a solar customer's income or credit profile between the date a Financing Request is posted and the date that the Solar Power Project is to be funded) or was posted illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for purposes of fraud or deception, Mosaic may remove the Financing Request from the Mosaic platform and cancel, without liability, all investor purchase commitments relating to the corresponding series of Notes. In such event, Mosaic will notify you of such cancellation via email sent to the email address you have registered on the Site.

11. **Mosaic's Right to Modify Terms.** Mosaic has the right to change any term or provision of this Agreement, the Terms and Conditions and the Site. Mosaic will give you notice of material changes to this Agreement or the Mosaic Terms and Conditions in the manner set forth in Section 18. You authorize Mosaic to correct obvious clerical errors appearing in information you provide to Mosaic, without notice to you, although Mosaic undertakes no obligation to identify or correct such errors.

12. **Termination.** Mosaic may, in its sole discretion, with or without cause, terminate this Agreement by giving you written notice. In addition, upon our reasonable determination that you committed fraud or made a material misrepresentation in connection with a Financing Request or a commitment to purchase a Note, performed any prohibited activity, or otherwise failed to abide by the terms of this Agreement or the Terms and Conditions, we may, in our sole discretion, immediately and without notice, take one or more of the following actions: (i) terminate or suspend your right to purchase Notes; or (ii) terminate this Agreement and your registration with Mosaic. Upon termination of this Agreement and your registration with Mosaic, any Note purchase commitments you have made shall be terminated. Any Notes you purchase prior to the effective date of termination shall remain in full force and effect in accordance with their terms.

13. **Indemnification.** In addition to your indemnification obligations set forth in Mosaic's Terms and Conditions, you agree to indemnify, defend, protect and hold harmless Mosaic and its officers, directors, shareholders, employees and agents against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise, (i) resulting from any material breach of any obligation you undertake in this Agreement, or (ii) resulting from your wrongful acts, omissions and representations (and those of your employees, agents or representatives) relating to Mosaic. Your obligation to indemnify Mosaic shall survive termination of this Agreement, regardless of the reason for termination.

14. **Limitations on Damages.** IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY TO THE OTHER REGARDING THE EFFECT THAT THIS AGREEMENT MAY HAVE UPON THE FOREIGN, FEDERAL, STATE OR LOCAL TAX LIABILITY OF THE OTHER.

15. Further Assurances. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

16. Entire Agreement. Except as otherwise expressly provided herein, this Agreement represents the entire agreement between you and Mosaic regarding the subject matter hereof and supersedes all prior or contemporaneous communications, whether oral, written or electronic, between us.

17. Consent to Electronic Transactions and Disclosures. Because Mosaic operates only on the Internet, you will need to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Site or to the email address you provide to us. By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to your or our rights, obligations or services under this Agreement (each, a "Disclosure"). The decision to do business with us electronically is yours. This document informs you of your rights concerning Disclosures.

Electronic Communications. Any Disclosures will be provided to you electronically through solarmosaic.com either on our website or via electronic mail to the verified email address you provided. If you require paper copies of such Disclosures, you may write to us at the mailing address provided below and paper copies will be sent to you.

Scope of Consent. Your consent to receive Disclosures and transact business electronically, and our agreement to do so, applies to any transactions to which such Disclosures relate.

Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions; and hardware capable of running this software.

How to Contact Us Regarding Electronic Disclosures. You can contact us via email at support@solarmosaic.com or by calling [Investor] Support at 888-305-3929. You may also reach us in writing at the following address: Solar Mosaic, Inc., 55 Harrison Street, Suite 300, Oakland, CA 94607, Attention: ______________. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered email address changes, you must notify us of the change by sending an email to support@solarmosaic.com or by calling 888-305-3929. You also agree to update your registered residence address and telephone number on the web site if they change. You will print a copy of this Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Site.

18. Notices. All notices, requests, demands, required disclosures and other communications from Mosaic to you will be transmitted to you only by email to the email address you have registered on the Site or will be posted on the Site, and shall be deemed to have been duly given and effective upon transmission or posting. You shall send all notices or other communications required to be given hereunder to Mosaic via email at __________@solarmosaic.com or by writing to: Solar Mosaic, Inc., 55 Harrison Street, Suite 300, Oakland, CA 94607, Attention: ______________. You may call Mosaic at 888-305-3929, but calling may not satisfy your obligation to provide notice hereunder or otherwise preserve your rights.

19. Miscellaneous. The terms of this Agreement shall survive until the termination of your registration as an investor on the Mosaic platform. The parties acknowledge that there are no third party beneficiaries to this Agreement. You may not assign, transfer, sublicense or otherwise delegate your rights or responsibilities under this Agreement to any person without Mosaic's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this section shall be null and void. This Agreement shall be governed by the laws of the State of California, without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction. Any waiver of a breach of any provision of this Agreement will not be a waiver of any subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If a court of competent jurisdiction holds any provision of this Agreement to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality and unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provisions of this Agreement. The headings in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement.

20. Arbitration.

(a) Either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 20 (the "Arbitration Provision"), except with respect to any Claim alleging a violation of federal securities laws by Mosaic or any of its officers or directors. As used in this Arbitration Provision, "Claim" shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and Mosaic (or persons claiming through or connected with Mosaic), on the other hand, relating to or arising out of this Agreement, any Note, the Site, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of Section 20(e)) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

(b) The party initiating arbitration shall do so with the American Arbitration Association (the "AAA") or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.

(c) If we elect arbitration, we shall pay all the administrator's filing costs and administrative fees (other than hearing fees). If you elect arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator's rules. We shall pay the administrator's hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator's rules or applicable law require otherwise, or you request that we pay them and we agree to do so. Each party shall bear the expense of its own attorney's fees, except as otherwise provided by law. If a statute gives you the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

(d) Within 30 days of a final award by the arbitrator, a party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, an opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the "FAA"), and may be entered as a judgment in any court of competent jurisdiction.

(e) We agree not to invoke our right to arbitrate an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. Unless otherwise provided in this Agreement or consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this Section 20(e), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this Section 20(e) shall be determined exclusively by a court and not by the administrator or any arbitrator.

(f) This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

(g) This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any loan or Note or any amounts owed on such loans or notes, to any other party. If any portion of this Arbitration Provision other than Section 20(e) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If an arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in Section 20(e) are finally adjudicated pursuant to the last sentence of Section 20(e) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY.

21. Waiver of Jury Trial. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE NOTES OR ANY OTHER AGREEMENTS RELATED THERETO.

APPENDIX A

TERMS AND CONDITIONS OF INVESTMENT

1. **Definitions.** For purposes of these Terms and Conditions:

"**Affiliate**" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "Control" when used with respect to any specified person means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "Controlling" and "Controlled" have meanings correlative to the foregoing.

"**Event of Default**," with respect to a series of Notes, shall have the meaning set forth in the form of Note issued in that series.

"**Holder**," when used with respect to any Note, means the person in whose name a Security is registered on the Registrar's books.

"**Registrar**" has the meaning set forth in Section 2(a).

"**Subsidiary**" means, with respect to any person, a corporation of which capital stock having voting power under ordinary circumstances to elect a majority of the board of directors of such corporation is owned by (i) such person, (ii) such person and one or more Subsidiaries or (iii) one or more Subsidiaries of such person.

2. **Registrar and Paying Agent.**

(a) Mosaic shall maintain, with respect to each series of Notes, an office or agency where such Notes may be presented for registration of transfer or for exchange ("Registrar") and an office or agency where such Notes may be presented for purchase or payment ("Paying Agent"). The Registrar shall keep a register of the Notes and of their transfer and exchange. Mosaic may have one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent. Mosaic initially will serve as the Registrar and Paying Agent in connection with such Notes.

(b) Mosaic shall enter into an appropriate agency agreement with respect to each series of Notes with any Registrar, Paying Agent or co-Registrar. The agreement shall implement the provisions of these Terms and Conditions that relate to such agent. Mosaic shall post the name and address of any such agent on the Site. Mosaic or any Subsidiary of Mosaic, or an Affiliate of either of them, may act as Paying Agent, Registrar or co-Registrar.

(c) Prior to or on each due date of payments in respect of any series of Notes, Mosaic shall deposit with the Paying Agent with respect to such Notes a sum of money sufficient to make such payments when so becoming due. Mosaic shall require each Paying Agent (other than Mosaic) to agree in writing that the Paying Agent shall hold in trust for the benefit of Holders all money held by such Paying Agent for the making of payments in respect of the Notes of such series and shall notify the Holders in writing of any default by Mosaic in making any such payment. If Mosaic, a Subsidiary or an Affiliate of either of them acts as Paying Agent for a series of Notes, it shall segregate the money held by it as Paying Agent with respect to such Notes and hold it as a separate trust fund.

3. **Outstanding Notes; Determination of Holders' Actions.**

(a) Notes of any series "Outstanding" at any time are, as of the date of determination, all the Notes of such series theretofore authenticated by Mosaic for such series except for those cancelled by it, those delivered to it for cancellation and those described in this Section 3(a) as not outstanding. A Note does not cease to be "Outstanding" because Mosaic or an Affiliate thereof is the Holder of the Note; provided, however, that in determining whether the Holders of the requisite principal amount of outstanding Notes have given or concurred in any request, demand, authorization, direction, notice, consent or waiver hereunder, Notes owned by Mosaic or any Affiliate of Mosaic shall be disregarded and deemed not to be outstanding. Notes so owned which have been pledged in good faith to a pledgee other than Mosaic or an Affiliate of Mosaic may be regarded as Outstanding if the pledgee has the right so to act with respect to such Notes. Subject to the foregoing, only Notes outstanding at the time of such determination shall be considered in any such determination.

(b) If the Paying Agent (other than Mosaic) holds, on the final stated maturity date for a series of Notes, money sufficient to pay such Notes in full, then on and after that date such Notes shall cease to be Outstanding.

4. Maintenance of Office or Agency.

(a) Mosaic will maintain for each series of Notes an office or agency where such Notes may be presented or surrendered for payment, where Notes of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon Mosaic in respect of the Notes of that series may be served. Mosaic's office at 55 Harrison Street, 3rd Floor, Oakland, California 94607 shall be such office or agency for all of the aforesaid purposes unless Mosaic shall maintain some other office or agency for such purposes and shall give prompt written notice to the Holders of any change in the location of such other office or agency.

(b) Mosaic may also from time to time designate one or more other offices or agencies where the Notes of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve Mosaic of its obligation to maintain an office or agency in accordance with the requirements set forth above for Notes of any series for such purposes. Mosaic will give prompt written notice to the Holders of any such designation or rescission and of any change in the location of any such other office or agency.

5. Action by Holders.

(a) Mosaic shall furnish to each Holder of Notes of any series the name, address and email address of each other such Holder:

(i) during the continuance of any Event of Default with respect to such series;

(ii) at the request of any such Holder after Mosaic has charged off the Loan Obligation corresponding to that series if such Holder alleges a breach of this Agreement by Mosaic with respect to such Notes (a "Breach Claim"); or

(iii) at the request of any such Holder following the final maturity date of the Notes of such series if such Holder alleges a Breach Claim.

(b) The Holders of Notes representing a majority of the aggregate principal amount of the Outstanding Notes of that series (the "Designating Holders") shall designate a single Holder (the "Holder Representative") to represent their interests in connection with such Notes and shall notify Mosaic of such designation in the manner set forth in Section 19 of the Investor Agreement.

(c) The Holder Representative may, on behalf of all the Designating Holders, agree to (i) any waiver of an Event of Default or (ii) any amendment or waiver of any provision of the Notes.

When a default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Event of Default or impair any consequent right.

(d) The Holder Representative may direct the time, method and place of conducting any proceeding for any remedy available to the Designating Holders arising in connection with an Event of Default or a Breach Claim.

(e) The Holders of a series of Notes may not pursue any remedy with respect to such Notes prior to the designation of a Holder Representative with respect to such series, whether based on an Event of Default or a Breach Claim. After a Holder Representative has been designated with respect to such series, no Holder other than the Holder Representative may pursue any remedy with respect to such Notes in connection with an Event of Default or a Breach Claim unless:

(i) the Holders of at least 25% in aggregate principal amount of the Outstanding Notes of that series make a written request to the Holder Representative to pursue the remedy;

(ii) such Holder or Holders offer to the Holder Representative security or indemnity satisfactory to it against any loss, liability or expense satisfactory to the Holder Representative;

(iii) the Holder Representative does not comply with the request within 60 days after receipt of the notice, the request and the offer of security or indemnity; and

(iv) the Holders of a majority in aggregate principal amount of the Outstanding Notes of that series do not give the Holder Representative a direction inconsistent with such request during such 60-day period.

Exhibit 6.4

SERIES A PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES A PREFERRED STOCK PURCHASE AGREEMENT is made as of May 14, 2012, by and among Solar Mosaic, Inc., a Delaware corporation (the "**Company**"), and the investors listed on **Exhibit A** attached to this Agreement (each a "**Purchaser**" and together the "**Purchasers**").

The parties hereby agree as follows:

1. Purchase and Sale of Preferred Stock.

1.1. Sale and Issuance of Series A Preferred Stock.

(a) The Company has duly authorized (a) the sale and issuance, pursuant to the terms and conditions of this Agreement, of up to 3,485,799 shares of its Series A Preferred Stock, $0.0001 par value per share (the "**Series A Preferred Stock**"), and (b) the issuance, in accordance with the provisions of the Restated Certificate (as defined herein), of such shares of its Common Stock as are issuable upon conversion of such shares of Series A Preferred Stock, each having the rights, restrictions, privileges and preferences set forth in the Amended and Restated Certificate of Incorporation (the "**Restated Certificate**") as filed with the Secretary of State of the State of Delaware in the form attached hereto as Exhibit B.

(b) Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to each Purchaser at the Closing, the number of shares of Series A Preferred Stock set forth opposite the Purchaser's name on Exhibit A in consideration for the payment of the amount set forth opposite such Purchaser's name on Exhibit A. The shares of Series A Preferred Stock issued to the Purchasers pursuant to this Agreement (including any shares issued at the Initial Closing and any Additional Shares, as defined below) shall be referred to in this Agreement as the "**Shares**."

1.2. Closing; Delivery.

(a) The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, on the date hereof, or at such other time and place as the Company and Spring Ventures, LLC ("**Spring Ventures**") mutually agree upon, orally or in writing (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

(b) At each Closing, the Company shall deliver to each Purchaser a certificate representing the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness of the Company to Purchaser, including interest, or by any combination of such methods.

1.3. Sale of Additional Shares of Preferred Stock.

(a) After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to the balance of the Shares not sold at the Initial Closing (the "**Additional Shares**"), to one or more purchasers (the "**Additional Purchasers**") acceptable to Spring Ventures, provided that (i) such subsequent sale is consummated during the six (6) month period commencing on the Initial Closing and (ii) each Additional Purchaser shall become a party to the Transaction Agreements (as defined below) by executing and delivering a counterpart signature page to each of the Transaction Agreements. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares. The Company may not issue any of the authorized but unissued shares of Series A Preferred Stock (other than the 3,485,799 shares that are reserved for issuance under this Agreement), without the written consent of Spring Ventures.

1.4. Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

(b) "**Code**" means the Internal Revenue Code of 1986, as amended.

(c) "**Company Intellectual Property**" means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in to and under any of the foregoing, and any and all such cases as are necessary to the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(d) "**Indemnification Agreement**" means the agreement between the Company and the director designated by any Purchaser entitled to designate a member of the Company's Board of Directors (the "**Board**") pursuant to the Voting Agreement, dated as of the date of the Initial Closing, in the form of Exhibit D attached to this Agreement.

(e) "**Investors' Rights Agreement**" means the agreement among the Company and the Purchasers dated as of the date of the Initial Closing, in the form of Exhibit E attached to this Agreement.

(f) “**Key Employee**” means any executive-level employee (including division director and vice president-level positions) as well as any employee or consultant who either alone or in concert with others develops, invents, programs or designs any Company Intellectual Property.

(g) **“Knowledge,”** including the phrase **“to the Company’s knowledge,”** shall mean the actual knowledge of the following officers: Daniel Rosen, William Parish and Steve Richmond.

(h) “**Material Adverse Effect**” means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company.

(i) **“Person”** means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(j) “**Purchaser**” means each of the Purchasers who is initially a party to this Agreement and any Additional Purchaser who becomes a party to this Agreement at a subsequent Closing under Subsection 1.3.

(k) “**Right of First Refusal and Co-Sale Agreement**” means the agreement among the Company, the Purchasers, and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit F attached to this Agreement.

(l) “**Securities Act**” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(m) “**Shares**” means the shares of Series A Preferred Stock issued at the Initial Closing and any Additional Shares issued at a subsequent Closing under Subsection 1.3.

(n) “**Transaction Agreements**” means this Agreement, the Investors’ Rights Agreement, the Right of First Refusal and Co-Sale Agreement and the Voting Agreement.

(o) **“Voting Agreement**” means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit G attached to this Agreement.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit C to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 2, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Section 2 only to the extent it is

readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

For purposes of these representations and warranties (other than those in Subsections 2.2, 2.3, 2.4, 2.5, and 2.6), the term "the Company" shall include any subsidiaries of the Company, unless otherwise noted herein.

2.1. Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2. Capitalization.

(a) The authorized capital of the Company consists, immediately prior to the Initial Closing, of:

(i) 12,000,000 shares of common stock, $0.0001 par value per share (the "Common Stock"), 3,408,000 shares of which are issued and outstanding immediately prior to the Initial Closing. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(ii) 4,865,433 shares of Preferred Stock, of which 4,023,433 shares have been designated Series A Preferred Stock, none of which are issued and outstanding immediately prior to the Initial Closing, and 842,000 shares have been designated Series FF Preferred Stock, all of which are issued and outstanding immediately prior to the Initial Closing. The rights, privileges and preferences of the Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law.

(b) The Company has reserved 2,204,749 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2011 Omnibus Equity Incentive Plan duly adopted by the Board and approved by the Company stockholders (the "**Stock Plan**"). Of such reserved shares of Common Stock, no shares have been issued pursuant to restricted stock purchase agreements, options to purchase 1,658,019 shares have been granted and are currently outstanding, and 546,370 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The Company has furnished to the Purchasers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

(c) Except for (i) the conversion privileges of the Shares to be issued under this Agreement, (ii) the rights provided in Section 4 of the Investors' Rights Agreement, and (C) the securities and rights described in Subsection 2.2(b) of this Agreement and Subsection 2.2(b) of the Disclosure Schedule, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of Common Stock, Series A Preferred Stock, Series FF Preferred Stock, or any securities convertible into or exchangeable for shares of Common Stock, Series A Preferred Stock or Series FF Preferred Stock. As of the Initial Closing, all outstanding shares of the Company's Common Stock, Series FF Preferred Stock, and all shares of the Company's Common Stock underlying outstanding options are subject to (i) a right of first refusal in favor of the Company upon any proposed transfer (other than transfers for estate planning purposes); and (ii) a lock-up or market standoff agreement of not less than 180 days following the Company's initial public offering pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act.

(d) None of the Company's equity agreements, including, but not limited to, the Company's stock purchase agreements or stock option documents contains a provision for acceleration of vesting (or lapse of a repurchase right) or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including without limitation in the case where the Company's Stock Plan is not assumed in an acquisition. In addition, all outstanding equity of the Company subject to ongoing vesting has the following vesting schedules: twenty-five percent (25%) of the shares vest one (1) year following the vesting commencement date, with the remaining seventy-five percent (75%) vesting in equal installments over the next three (3) years. The Company has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Restated Certificate, the Company has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.

(e) The Company has obtained valid waivers of any rights by other parties to purchase any of the Shares covered by this Agreement.

2.3. Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4. Authorization. All corporate action required to be taken by the Board and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at the Closing and the Common Stock issuable upon conversion of the Shares, has been taken or will be taken prior to the Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Investors' Rights Agreement and the Indemnification Agreement may be limited by applicable federal or state securities laws.

2.5. Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described in Subsection 2.6(ii), the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to Subsection 2.6, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

2.6. Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Restated Certificate, which will have been filed as of the Initial Closing, and (ii) filings pursuant to Regulation D of the Securities Act, and/or applicable state securities laws, which have been made or will be made in a timely manner.

2.7. Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or, to the Company's knowledge, an investigation, pending or to the Company's knowledge, currently threatened (i) against the Company or any officer, director or Key Employee of the Company arising out of their employment or board relationship with the Company; or (ii) to the Company's knowledge, that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (iii) to the Company's knowledge, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor, to the Company's knowledge, any of its officers, directors or Key Employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or Key Employees, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, their services provided in connection with the

Company's business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

2.8. Intellectual Property. To its knowledge, the Company owns or possesses sufficient legal rights to all Company Intellectual Property necessary for its business as now conducted or presently proposed to be conducted. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company's business. To the Company's knowledge, it will not be necessary to use any inventions of any of its employees or consultants made prior to their employment by the Company. Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted and as presently proposed to be conducted. The Company has not embedded any open source, copyleft or community source code in any of its products generally available or in development, including but not limited to any libraries or code licensed under any General Public License, Lesser General Public License or similar license arrangement.

2.9. Compliance with Other Instruments. The Company is not in violation or default (i) of any provisions of its Restated Certificate or Bylaws, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or, to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10. Agreements; Actions.

(a) Except for the Transaction Agreements, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of Twenty-Five Thousand Dollars ($25,000), (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company, (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (iv) indemnification by the Company with respect to infringements of proprietary rights.

(b) The Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of Five Thousand Dollars ($5,000)or in excess of Twenty-Five Thousand Dollars ($25,000) in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for travel expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business. For the purposes of subsections (b) and (c) of this Subsection 2.10, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsection.

(c) The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

2.11. Certain Transactions.

(a) Other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Board, and (iii) the purchase of shares of the Company's capital stock and the issuance of options or other rights to purchase shares of the Company's Common Stock pursuant to the Stock Plan, in each instance, approved in the written minutes of the Board (previously provided to the Purchasers or their counsel), there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, consultants or Key Employees, or any Affiliate thereof.

(b) The Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Company's directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company or, to the Company's knowledge, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company's customers, suppliers, service providers, joint venture partners, licensees and competitors, (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that directors, officers or employees or stockholders of the Company may own stock in (but not exceeding two percent (2%) of the outstanding capital stock of) publicly traded companies that may compete with the Company or (iii) financial interest in any contract with the Company other than employment or consulting agreements and related equity awards approved by the Board in writing.

2.12. Rights of Registration and Voting Rights. Except as provided in the Investors' Rights Agreement, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company's knowledge, except as contemplated in the Voting Agreement, no stockholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

2.13. Property. The property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and, to its knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. The Company does not own any real property.

2.14. Financial Statements. The Company has delivered to each Purchaser its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of December 31, 2011 and for the three (3) month period ended March 31, 2012 (collectively, the "**Financial Statements**"). The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except that the Financial Statements may not contain all footnotes required by generally accepted accounting principles. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to March 31, 2012, (ii) obligations under contracts and commitments incurred in the ordinary course of business and (iii) liabilities and obligations of a type or nature not required under generally accepted accounting principles to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with generally accepted accounting principles.

2.15. Changes. Since March 31, 2012, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect;

(b) any damage, destruction or loss, whether or not covered by insurance, that would have a Material Adverse Effect;

(c) any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect;

(e) any material change to a material contract or agreement by which the Company or any of its assets is bound or subject;

(f) any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder, except for salary increases made in the ordinary course of business;

(g) any resignation or termination of employment of any officer or Key Employee of the Company;

(h) any mortgage, pledge, transfer of a security interest in, or lien, created by the Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets;

(i) any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(j) any declaration, setting aside or payment or other distribution in respect of any of the Company's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(k) any sale, assignment or transfer of any Company Intellectual Property that could reasonably be expected to result in a Material Adverse Effect;

(l) receipt of written notice that there has been a loss of, or material order cancellation by, any major customer of the Company;

(m) to the Company's knowledge, any other event or condition of any character, other than events affecting the economy or the Company's industry generally, that could reasonably be expected to result in a Material Adverse Effect; or

(n) any arrangement or commitment by the Company to do any of the things described in this Subsection 2.15.

2.16. Employee Matters.

(a) To the Company's knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business. Neither the execution or delivery of the Transaction Agreements, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as now conducted and as presently proposed to be conducted, will, to the Company's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(b) The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants, or independent contractors. The Company has complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification, and collective bargaining. The Company has withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such governmental entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties, or other sums for failure to comply with any of the foregoing.

(c) To the Company's knowledge, no Key Employee intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as a Key Employee, nor does the Company have a present intention to terminate the employment of any of the foregoing. Each Key Employee of the Company is currently devoting all of his or her business time to the conduct of the Company's business. The Company is not aware that any of its Key Employees is planning to work less than full-time for the Company in the future. The employment of each employee of the Company is terminable at the will of the Company. Except as set forth in Subsection 2.16 of the Disclosure Schedule or as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth in Subsection 2.16 of the Disclosure Schedule, the Company has no policy, practice, plan, or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(d) No officer, director or other employee is entitled to receive deferred compensation subject to Section 409A of the Code. The Company has not made any representations regarding equity incentives or compensation to any officer, employees, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings, or written consents, of the Board, the representations set forth herein, or the Disclosure Schedule.

(e) Each former executive officer of the Company whose employment was terminated by the Company has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

(f) Subsection 2.16 of the Disclosure Schedule sets forth each employee benefit plan maintained, established or sponsored by the Company, or which the Company participates in or contributes to, which is subject to the Employee Retirement Income Security Act of 1974, as amended (“**ERISA**”). The Company has made all required contributions and has no liability to any such employee benefit plan, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with all applicable laws for any such employee benefit plan.

2.17. Tax Returns and Payments. There are no federal, state, county, local or foreign taxes dues and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, country, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

2.18. Insurance. The Company maintains insurance with respect to its properties and business of the kinds and in the amounts not less than are customarily obtained by corporations of established reputation engaged in the same or similar business and similarly situated.

2.19. Employee Agreements. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms delivered to the counsel for the Purchasers (the “**Confidential Information Agreements**”). No current or former Key Employee has excluded works or inventions from his or her assignment of inventions pursuant to such Key Employee’s Confidential Information Agreement. Each current and former Key Employee has executed a non-solicitation agreement substantially in the form or forms delivered to counsel for the Purchasers. The Company is not aware that any of its Key Employees is in violation of any agreement covered by this Subsection 2.19.

2.20. Permits. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

2.21. Corporate Documents. The Restated Certificate and Bylaws of the Company are in the form provided to the Purchasers. The copy of the minute books of the Company provided to the Purchasers contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders with respect to all transactions referred to in such minutes.

2.22. 83(b) Elections. To the Company's knowledge, all elections and notices under Section 83(b) of the Code have been or will be timely filed by all individuals who have acquired unvested shares of the Company's Common Stock.

2.23. Environmental and Safety Laws. Except as could not reasonably be expected to have a Material Adverse Effect, to the best of its knowledge (a) the Company is and has been in compliance with all Environmental Laws; (b) there has been no release or, to the Company's knowledge, threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each a "**Hazardous Substance**") on, upon, into or from any site currently or heretofore owned or otherwise used by the Company; (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local "superfund" site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States; and (d) there are no underground storage tanks located on, no polychlorinated biphenyls ("**PCBs**") or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws. The Company has made available to the Purchasers true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments.

For purposes of this Section 3, "Environmental Laws" means any law, regulation, or other applicable requirement relating to (a) releases or threatened release of Hazardous Substance; (b) pollution or protection of employee health or safety, public health or the environment; or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

2.24. Conversion. With regards to the conversion of the Company from a Colorado limited liability company (the "**Previous LLC**") to a Delaware corporation on May 24, 2011 (the "**Conversion**"), (i) the Conversion was completed in compliance with applicable Delaware and Colorado laws, (ii) all outstanding liabilities or obligations of the Previous LLC were assumed by the Company, (iii) Daniel Rosen, William Parish and Arthur Coulston were the only members of the Previous LLC and the conversion of their membership interests of the Previous LLC and their rights to equity of the Company are as set forth in the Plan of

Conversion, dated May 24, 2011 (the "**Plan of Conversion**"), and (iv) at the time of the Conversion, there were no other promises, rights or interests in the LLC owed to any other party other than those set forth in the Plan of Conversion.

2.25. Disclosure. The Company has made available to the Purchasers all the information reasonably available to the Company that the Purchasers have requested for deciding whether to acquire the Shares. No representation or warranty of the Company contained in this Agreement, as qualified by the Disclosure Schedule, and no certificate furnished or to be furnished to Purchasers at the Closing contains any untrue statement of a material fact or, to the Company's knowledge, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. It is understood that this representation is qualified by the fact that the Company has not delivered to the Purchasers, and has not been requested to deliver, a private placement or similar memorandum or any written disclosure of the types of information customarily furnished to purchasers of securities.

3. Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1. Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

3.2. Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3. Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management and has had an opportunity to review the Company's facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4. Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5. No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6. Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may bear one or all of the following legends:

(a) "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(b) Any legend set forth in, or required by, the other Transaction Agreements.

(c) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate so legended.

3.7. Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.8. Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.9. No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

3.10. Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.11. Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.12. Satisfaction of Notes. Purchaser represents that, to the extent that Purchaser acquired any of the Shares by cancellation or conversion of indebtedness of the Company to Purchaser, including interest, such underlying indebtedness, including any and all interest accrued thereon, has been paid and satisfied in full.

4. Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1. Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of such Closing.

4.2. Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3. Compliance Certificate. The President of the Company shall deliver to the Purchasers at such Closing a certificate certifying that the conditions specified in Subsections 4.1 and 4.2 have been fulfilled.

4.4. Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are necessary to complete the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Initial Closing.

4.5. Opinion of Company Counsel. The Purchasers shall have received from DLA Piper LLP (US), counsel for the Company, an opinion, dated as of the Initial Closing, in substantially the form of Exhibit H attached to this Agreement.

4.6. Board of Directors. As of the Initial Closing, the authorized size of the Board shall be four (4), and the Board shall be comprised of Nick Allen, Dan Rosen, William Parish and Danny Kennedy.

4.7. Indemnification Agreement. The Company shall have executed and delivered the Indemnification Agreements.

4.8. Investors' Rights Agreement. The Company and each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder) shall have executed and delivered the Investors' Rights Agreement.

4.9. Right of First Refusal and Co-Sale Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

4.10. Voting Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

4.11. Restated Certificate. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Initial Closing, which shall continue to be in full force and effect as of such Closing.

4.12. Secretary's Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Initial Closing a certificate certifying (i) the Bylaws of the Company, (ii) resolutions of the Board approving the Transaction Agreements and the transactions contemplated under the Transaction Agreements, and (iii) resolutions of the stockholders of the Company approving the Restated Certificate.

4.13. Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Initial Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each

Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

4.14. Minimum Number of Shares at Initial Closing. A minimum of 1,075,269 Shares must be sold at the Initial Closing.

5. Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the applicable Closing, of each of the following conditions, unless otherwise waived:

5.1. Representations and Warranties. The representations and warranties of each Purchaser contained in Subsection 4.1 shall be true and correct in all respects as of such Closing.

5.2. Performance. The Purchasers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.3. Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4. Investors' Rights Agreement. Each Purchaser shall have executed and delivered the Investors' Rights Agreement.

5.5. Right of First Refusal and Co-Sale Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

5.6. Voting Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

5.7. Minimum Number of Shares at Initial Closing. A minimum of 1,075,269 Shares must be sold at the Initial Closing.

6. Miscellaneous.

6.1. Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3. Governing Law. This Agreement shall be governed by the laws of the State of California, without giving effect to conflicts of law principles.

6.4. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 6.6. If notice is given to the Company, a copy shall also be sent to Craig M. Tighe, Esq., DLA Piper LLP (US), 2000 University Ave., East Palo Alto, CA 94303 and if notice is given to the Purchasers, a copy shall also be given to Robert G. O'Connor, Wilson, Sonsini, Goodrich & Rosati, P.C., One Market Plaza, Suite 3300, San Francisco, California 94105.

6.7. No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8. Fees and Expenses. At the Initial Closing, the Company shall pay the reasonable fees and expenses of Wilson, Sonsini, Goodrich & Rosati, P.C., the counsel for Spring Ventures, in an amount not to exceed, in the aggregate, Twenty-Five Thousand Dollars ($25,000).

6.9. Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.10. Amendments and Waivers. Except as set forth in Subsection 1.3, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and (i) the holders of at least a majority of the then-outstanding Shares or (ii) for an amendment, termination or waiver effected prior to the Initial Closing, Purchasers obligated to purchase a majority of the Shares to be issued at the Initial Closing. Any amendment or waiver effected in accordance with this Subsection 6.10 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.11. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.12. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.13. Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.14. Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL,

UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

6.15. Waiver of Conflicts. Each party to this Agreement acknowledges that DLA Piper LLP (US) ("DLA"), counsel for the Company, has in the past performed and may continue to perform legal services for certain of the Purchasers in matters unrelated to the transactions described in this Agreement, including the representation of such Purchasers in venture capital financings and other matters. Accordingly, each party to this Agreement hereby (a) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; and (b) gives its informed consent to DLA's representation of certain of the Purchasers in such unrelated matters and to DLA's representation of the Company in connection with this Agreement and the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Series A Preferred Stock Purchase Agreement as of the date first written above.

COMPANY:

Solar Mosaic, Inc.

By: ______________________
Name: Daniel Rosen
Title: Chief Executive Officer

Address: 55 Harrison Street, 3rd Floor
Oakland, CA 94607

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

SPRING VENTURES, LLC

By: ______________________

Name: Nick Allen

Title: Partner

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

JAMES SANDLER REVOCABLE TRUST
4/29/99

By: [signature]

Name: James Sandler

Title: ______________________

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

SERIOUS CHANGE LP
By: SERIOUS CHANGE MANAGEMENT LLC

By: [signature]

Name: Jo Sandlin

Title: Assistant Manager

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

M4FUND LLC

By: [signature]

Name: Michael Sidgmore

Title: Managing Member

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

BRIAN ARBOGAST

By: ______________________

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

LIANG-YU CHI

By: ______________________ 5/11/12

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

KATHY WASHIENKO

By: [signature]

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

SFP JOINT VENTURE
a Massachusetts partnership

By: [signature]

Name: STEVEN WOLF

Title: PARTNER

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

SUSAN SGARLAT

By: Susan Sgarlat

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

JOHANNA ROSEN

By: ______________________

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

WEST\229737238.8

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

JAMES SGARLAT

By: ______________________

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

CELLSTROM HOLDING GmbH

By: ______________________

Name: Ulrik Schöneberg

Title: ______________________

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

WEST\229737238.8

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

MICHAEL L. HENNESSEY

By: ______________________

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

ZERBERUS INVEST GmbH

By: ______________________

Name: Ulrik Schoeneberg

Title: MD

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

SEBASTIAN SMYTH

By: ______________________

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

ALEXANDER B. GUETTEL
ACCUMULATION TRUST U/W/O
RICHARD RODGERS

By: ______________________

Name: Joshua S. Rubenstein, Esq.

Title: Trustee

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

JONATHAN ROSE

By: ______________________________

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

JONATHAN RESNICK

By: ______________________________

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASERS:

JACOB NER DAVID

By: ______________________

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

WEST\229737238.8

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

ENTITY PURCHASER:

____

(Print Name of Purchaser)

By: ______________________________

Name: ______________________________

Title: ______________________________

INDIVIDUAL PURCHASER:

K. Washienko

(Signature)

Kathleen M Washienko

(Print Name)

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

ENTITY PURCHASER:

____
(Print Name of Purchaser)

By: ______________________________

Name: ____________________________

Title: _____________________________

INDIVIDUAL PURCHASER:

____
(Signature)

ADAM [illegible]
(Print Name)

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

ENTITY PURCHASER:

Nia Community LLC
(Print Name of Purchaser)

By: Nia Community

Name: Kristin Hall

Title: Director

INDIVIDUAL PURCHASER:

____
(Signature)

____
(Print Name)

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

ENTITY PURCHASER:

____
(Print Name of Purchaser)

By: ______________________________

Name: ______________________________

Title: ______________________________

INDIVIDUAL PURCHASER:

____
(Signature)

Kim Polese
(Print Name)

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

ENTITY PURCHASER:

____
(Print Name of Purchaser)

By: __________________________

Name: ________________________

Title: _________________________

INDIVIDUAL PURCHASER:

com.apple.ubiquity.peer-uuid.ADF1C13C-04A4-43CE-B1E1-78838EAC1A29

Digitally signed by com.apple.ubiquity.peer-uuid.ADF1C13C-04A4-43CE-B1E1-78838EAC1A29
DN: cn=com.apple.ubiquity.peer-uuid.ADF1C13C-04A4-43CE-B1E1-78838EAC1A29, c=US
Date: 2012.08.08 13:13:45 -08'00'

(Signature)

Jeffrey C. Mendelsohn
(Print Name)

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

ENTITY PURCHASER:

____
(Print Name of Purchaser)

By: ___________________________

Name: _________________________

Title: __________________________

INDIVIDUAL PURCHASER:

____
(Signature)

Joshua D. Chessman
(Print Name)

COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

EXHIBITS

Exhibit A - **SCHEDULE OF PURCHASERS**

Exhibit B - **FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**

Exhibit C - **DISCLOSURE** SCHEDULE

Exhibit D - FORM OF INDEMNIFICATION AGREEMENT

Exhibit E - **FORM OF INVESTORS' RIGHTS AGREEMENT**

Exhibit F - **FORM OF RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT**

Exhibit G - **FORM OF VOTING AGREEMENT**

Exhibit H - **FORM OF LEGAL OPINION OF COMPANY COUNSEL**

EXHIBIT A

SCHEDULE OF PURCHASERS

Initial Closing: May 14, 2012

Name	No. of Shares	Cash Consideration	Cancellation of Indebtedness*	Per Share Price**	Aggregate Purchase Price
Spring Ventures, LLC	537,634	$499,999.62	$0	$0.93	
360 Pine St, 7th floor	105,697	$0	$53,670.83	$0.50778	
San Francisco, CA 94104	336,137	$0	$204,821.48	$0.60934	
nick@springventuresllc.com	**979,468**	**$499,999.62**	**$258,492.31**		**$758,491.93**
James Sandler Revocable Trust	537,634	$499,999.62	$0	$0.93	
4/29/99	211,956	$0	$107,627.02	$0.50778	
185 Edgewood Ave	140,418	$0	$104,471.00	$0.74400	
San Francisco, CA 94117	**890,008**	**$499,999.62**	**$212,098.02**		**$712,097.64**
james@sandlerfoundation.org					
Serious Change LP Timmons Advisors LLC 3555 Timmons Lane Suite 800 Houston, TX 77027 jsandlin@timmonsadvisors.com	**537,634**	$499,999.62	$0	$0.93	**$499,999.62**
M4Fund LLC Michael Sidgmore 9505 Persimmon Tree Road Potomac, MD 20854 michael.sidgmore@nextgenengage.com	**53,763**	$49,999.59	$0	$0.93	**$49,999.59**
Brian Arbogast 1220 10th Avenue East Seattle, WA 98102 bearbog@msn.com	**26,881**	$24,999.33	$0	$0.93	**$24,999.33**
Liang-Yu Chi [Address] thegoodtomchi@gmail.com	**32,258**	$29,999.94	$0	$0.93	**$29,999.94**
Kathy Washienko [Address] kathy@washienko.com	**26,881**	$24,999.33	$0	$0.93	**$24,999.33**

SFP Joint Venture – a Massachusetts partnership Steve Wolf 9 Blossom Lane Wayland, MA 01778 swolf@sfpjv.com	**107,526**	$99,999.18	$0	$0.93	**$99,999.18**
Susan Sgarlat 850 Volunteer Landing Lane, #401 Knoxville, TN 37915	**21,199**	$0	$10,764.43	$0.50778	**$10,764.43**
Johanna Rosen 237 South Pleasant Ave Ridgewood, NJ 07450	**10,599**	$0	$5,381.97	$0.50778	**$5,381.97**
Jim Sgarlat 5231 Darnell St. Houston, TX 77096	**10,599**	$0	$5,381.97	$0.50778	**$5,381.97**
Cellstrom Holding GmbH IZ NÖ-Süd, Straße 3, Objekt 36, 2355 Wiener Neudorf Austria	**209,496**	$0	$106,377.88	$0.50778	**$106,377.88**
Michael L. Hennessey 665 Third St., #513 San Francisco, CA 94107	**20,902**	$0	$10,613.62	$0.50778	**$10,613.62**
Zerberus Invest Gmbh Am Birkenwerder 55 Berlin, Germany	**52,190**	$0	$26,501.04	$0.50778	**$26,501.04**
Sebastian Smyth 26 Leeton Ave Coogee NSW 2034 Australia	**83,073**	$0	$42,182.81	$0.50778	**$42,182.81**
Alexander B. Guettel Accumulation Trust U/W/O Richard Rodgers Joshua S. Rubenstein, Trustee c/o Katten Muchin Rosemann LLP 575 Madison Ave New York, NY 10022	**70,209**	$0	$52,235.50	$0.74400	**$52,235.50**

Jonathan Rose 33 Katonah Ave Katonah NY 10536	**35,082**	$0	$26,101.01	$0.74400	**$26,101.01**
Jonathan Resnick 28 North Way Chappaqua, NY 10514	**13,882**	$0	$10,328.21	$0.74400	**$10,328.21**
Jacob Ner David [Address] Israel	**13,823**	$0	$10,284.32	$0.74400	**$10,284.32**
Total:	**3,195,473**	**$1,729,996.23**	**$776,743.09**		**$2,506,739.32**

* Includes principal and accrued interest through May 14, 2012 for outstanding convertible promissory notes (the "Notes").

**Pursuant to the terms of the Notes, principal and accrued interest thereunder convert at certain discounted prices.

Second Closing: August __, 2012

Name	No. of Shares	Per Share Price	Aggregate Cash Consideration
James Sandler Revocable Trust 4/29/99 185 Edgewood Ave San Francisco, CA 94117 james@sandlerfoundation.org	**107,526**	$0.93	**$99,999.18**
M4Fund LLC Michael Sidgmore 9505 Persimmon Tree Road Potomac, MD 20854 michael.sidgmore@nextgenengage.com	**107,526**	$0.93	**$99,999.18**
Kathy Washienko [Address] kathy@washienko.com	**26,881**	$0.93	**$24,999.33**
Adam Wolfensohn [Address] [Email]	**53,763**	$0.93	**$49,999.59**

Nia Community LLC [Address] [Email]	**53,763**	$0.93	**$49,999.59**
Kim Polese [Address] [Email]	**32,258**	$0.93	**$29,999.94**
Jeff Mendelsohn [Address] [Email]	**26,881**	$0.93	**$24,999.33**
Josh Chassman [Address] [Email]	**21,505**	$0.93	**$19,999.65**
Total:	**430,103**		**$399,995.79**

Totals for All Closings

No. of Shares	Cash Consideration	Cancellation of Indebtedness	Aggregate Purchase Price
3,625,576	$2,129,992.02	$776,743.09	$2,906,735.11

EXHIBIT B

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:21 PM 05/11/2012
FILED 05:16 PM 05/11/2012
SRV 120552146 - 4989450 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SOLAR MOSAIC, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Solar Mosaic Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Solar Mosaic, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on May 24, 2011.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Solar Mosaic, Inc. (the **"Corporation"**).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) Twelve Million (12,000,000) shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) Four Million Eight Hundred Sixty-Five Thousand Four Hundred Thirty-Three (4,865,433) shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

Four Million Twenty-Three Thousand Four Hundred Thirty-Three (4,023,433) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" and Eight Hundred Forty-Two Thousand (842,000) shares of the authorized and unissued Preferred Stock are hereby designated "**Series FF Preferred Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The holders of the then outstanding Series A Preferred Stock shall be entitled to receive, when, if and as declared by the Board of Directors, out of assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the Common Stock or Series FF Preferred Stock (payable other than in Common Stock or other securities or rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock), dividends at the annual rate of $0.0744 per share of Series A Preferred Stock, as adjusted for any stock splits, reverse stock splits, stock dividends and similar recapitalization events (each a "**Recapitalization Event**"). No dividends shall be paid on any share of Series FF Preferred Stock or Common Stock unless a dividend (including the amount of any dividends paid pursuant to the above provisions of this Section 1) is paid with respect to all outstanding shares of Series A Preferred Stock in an amount for each such share of Series A Preferred Stock equal to or greater than the aggregate amount of such dividends for all shares of Common Stock into which each such share of Series A Preferred Stock could then be converted. The right to dividends on shares of Series A Preferred Stock shall not be cumulative, and no right shall accrue to holders of

Series A Preferred Stock by reason of the fact that dividends on said shares are not declared in any period, nor shall any undeclared or unpaid dividend bear or accrue interest.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) $0.93 (the "**Series A Original Issue Price**"), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Series FF Preferred Stock and Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Series FF Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder and assuming the conversion of all outstanding Series FF Preferred Stock into Common Stock.

2.3 Deemed Liquidation Events.

2.3.1. Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock elect otherwise by written notice sent to the Corporation at least thirty (30) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2. Required Allocation. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

2.3.3. Amount Deemed Paid or Distributed. If the amount deemed paid or distributed under this Subsection 2.3.3 is made in property other than in cash, the value of such distribution shall be the fair market value of such property, determined as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability,

(i) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three (3) days prior to the closing of such transaction; or (iii)if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(b) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock or Series FF Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock and Series FF Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A Preferred Stock and Series FF Preferred Stock shall vote together with the holders of Common Stock as a single class. For the avoidance of doubt, the holders of Series FF Preferred Stock shall not be entitled to vote as Preferred Stock on any matters for which only one or more other series of Preferred Stock (but not Common Stock) vote.

3.2 Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation and the holders of record of the shares of Common Stock and Series FF Preferred Stock, exclusively and voting together as a single class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock, Series FF Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock, Series FF Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock and Series FF Preferred Stock), voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Series A Preferred Stock Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

3.3.1. liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event or consent to any of the foregoing;

3.3.2. amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

3.3.3. create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4. alter or amend, in an adverse manner, the rights, preferences and privileges of the Series A Preferred Stock;

3.3.5. purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock and/or the Series FF Preferred Stock solely in the form of additional shares of Common Stock or Series FF Preferred Stock, as applicable, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof or (iv) repurchases of stock resulting from the exercise of a contractual right of first refusal entitling the Corporation to purchase such shares upon substantially the same terms offered by a third party;

3.3.6. increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.7. increase or decrease the number of authorized of shares of Series A Preferred Stock, Series FF Preferred Stock or Common Stock;

3.3.8. issue any of the authorized, but unissued shares of Series A Preferred Stock (other than the 3,485,799 shares that are reserved for issuance under the Series a Preferred Stock Purchase Agreement, dated as of the Series A Original Issue Date); or

3.3.9. increase the number of shares of Common Stock reserved for issuance under the Company's 2011 Omnibus Equity Incentive Plan or any other equity incentive plan of the Company.

4. Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1. Series A Preferred Stock. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to $0.93. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2. Series FF Preferred Stock. Each share of Series FF Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.00 (the "**Series FF Original Issue Price**") by the Series FF Conversion Price (as defined below) in effect at the time of conversion. The "**Series FF Conversion Price**" shall initially be equal to $1.00. Such initial Series FF Conversion Price, and the rate at which shares of Series FF Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.2 Automatic Conversion.

4.2.1. Series A Preferred Stock. Each share of Series A Preferred Stock shall automatically be converted into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price then in effect upon:

(a) the vote or written consent of the holders of at least majority of the then outstanding shares of Series A Preferred Stock to the conversion of all then outstanding Series A Preferred Stock to Common Stock, voting as a separate series on an as-converted basis; or

(b) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1 (or a successor form) under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock with aggregate gross proceeds to the Corporation (prior to underwriters' commissions and expenses) of not less than Twenty Million Dollars ($20,000,000) (a "**Qualified IPO**").

4.2.2. Series FF Preferred Stock.

(a) Conversion into Common Stock. Each share of Series FF Preferred Stock shall automatically be converted into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series FF Original Issue Price by the Series FF Conversion Price then in effect upon:

(i) the vote or written consent of the holders of at least majority of the then outstanding shares of Series FF Preferred Stock to the conversion of all then outstanding Series FF Preferred Stock to Common Stock, voting as a separate series on an as-converted basis;

(ii) the closing of a Qualified IPO; or

(iii) any transfer of Series FF Preferred Stock that is not (A) made in connection with an equity financing of the Corporation in connection with which the Corporation issues and sells at least One Million Dollars ($1,000,000) of its Preferred Stock (other than Series FF Preferred Stock) (an "**Equity Financing**") or (B) authorized by the Board of Directors of the Corporation.

(b) Conversion into Subsequent Preferred Stock. Immediately upon the purchase of shares of Series FF Preferred Stock by an investor in connection with an Equity Financing, each such share of Series FF Preferred Stock shall automatically be converted into such number of shares of preferred stock sold in such Equity Financing ("**Subsequent Preferred Stock**") as is determined by multiplying (i) the number of shares of Common Stock that the Series FF Preferred Stock could be converted into pursuant to Subsection 4.1.2 by (ii) the Conversion Ratio (as defined below). "**Conversion Ratio**" shall mean, for each Equity Financing, the inverse of the ratio of which a share of Subsequent Preferred Stock issued in such Equity Financing is convertible into Common Stock. Notwithstanding anything to the contrary herein, shares of Series FF Preferred Stock that are subject to a right of repurchase in favor of the Corporation based upon the holder's continued service to the Corporation may not be converted into shares of Subsequent Preferred Stock pursuant to this Subsection 4.2.2(b).

4.2.3. Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the conversion rights provided for in Subsections 4.1 and 4.2 shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock and Series FF Preferred Stock, as applicable.

4.3 Fractional Shares. No fractional shares of Common Stock or Subsequent Preferred Stock, as applicable, shall be issued upon conversion of the Series A Preferred Stock or Series FF Preferred Stock, as applicable. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by (i) the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation, in the case of conversions into Common Stock, and (ii) the per share purchase price paid in an Equity Financing for a share of Subsequent Preferred Stock, in the case of conversions into Subsequent Preferred Stock. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, the holder is at the time converting into Common Stock or Subsequent Preferred Stock, as applicable, and the aggregate number of shares of Common Stock or Subsequent Preferred Stock, as applicable, issuable upon such conversion.

4.4 Mechanics of Conversion.

4.4.1. Notice of Conversion. Before any holder of Series A Preferred Stock or Series FF Preferred Stock, as applicable, shall be entitled to convert the same into shares of Common Stock under Subsection 4.1, such holder shall surrender the certificate or certificates therefor (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), duly endorsed, at the office of the transfer agent for the Series A Preferred Stock or Series FF Preferred Stock, as applicable (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock or Series FF Preferred Stock, as applicable, represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. A conversion shall be deemed to have been made as of the following time (the "**Conversion Time**"): (i) with respect to conversions pursuant to Subsection 4.1, immediately prior to the close of business on the date of such surrender of the certificates representing the shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, to be converted, (ii) in the case of an automatic conversion pursuant to Subsection 4.2.1(a) or 4.2.2(a)(i), upon the close of business on the date when the vote or written consent approving such automatic conversion is effective, (iii) in the case of an automatic conversion upon a Qualified IPO pursuant to Subsection 4.2.1(b) or

4.2.2(a)(ii), immediately prior to the closing of the offering, (iv) in the case of an automatic conversion pursuant to Subsection 4.2.2(a)(iii), upon the delivery to the Corporation or its transfer agent of the certificates representing such shares of Series FF Preferred Stock, duly endorsed for transfer, and (v) in the case of an automatic conversion pursuant to Subsection 4.2.2(b), immediately after the purchase of such shares of Series FF Preferred Stock by an investor in connection with an Equity Financing. As of the applicable Conversion Time, the person or persons entitled to receive the shares of Common Stock or Subsequent Preferred Stock, as applicable, issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock or Subsequent Preferred Stock, as applicable, on such date. Notwithstanding the foregoing, the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, are delivered to the Corporation or its transfer agent as provided above (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate). Subject to the foregoing, the Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series A Preferred Stock or Series FF Preferred Stock, as applicable, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock or Subsequent Preferred Stock, as applicable, issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, represented by the surrendered certificate that were not converted into Common Stock or Subsequent Preferred Stock, as applicable, (ii) pay in cash such amount as provided in Subsection 4.3 in lieu of any fraction of a share of Common Stock or Subsequent Preferred Stock, as applicable, otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, converted.

4.4.2. Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock or Series FF Preferred shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock and Series FF Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock and Series FF Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock and Series FF Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series A Conversion Price or Series FF Conversion Price, as applicable, below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock or Series FF Preferred Stock, as applicable, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series A Conversion Price or Series FF Conversion Price, as applicable.

4.4.3. Effect of Conversion. All shares of Series A Preferred Stock or Series FF Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.3 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock or Series FF Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, accordingly.

4.4.4. No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price or Series FF Conversion Price, as applicable, shall be made for any declared but unpaid dividends on the Series A Preferred Stock or Series FF Preferred Stock, as applicable, surrendered for conversion or on the Common Stock delivered upon conversion.

4.4.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock or Series FF Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock or Series FF Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.5 Adjustments to Series A Conversion Price for Diluting Issues.

4.5.1. Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.5.3, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split or other distribution on shares of Common Stock that is covered by Subsection 4.6, 4.7, 4.8 or 4.9;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors of the Corporation; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

4.5.2. No Adjustment of Series A Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series A Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.5.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.5.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the

Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.5.4 (either because the consideration per share (determined pursuant to Subsection 4.5.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.5.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.5.4, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.5.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses

(b) and (c) of this Subsection 4.5.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.5.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.5.4. Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.5.3), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "**CP_2**" shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "**CP_1**" shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.5.5. Determination of Consideration. For purposes of this Subsection 4.5, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.5.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.5.6. Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.5.4 , and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.6 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price and Series FF Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price and Series FF Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.7 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price and Series FF Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price and Series FF Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price and Series FF Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price and Series FF Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Series A Preferred Stock and Series FF Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock and Series FF Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event. provision shall be made so that the holders of the Series A Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the kind and amount of securities of the Corporation, cash or other property which they would have been entitled to receive had the Series A Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this paragraph with respect to the rights of the holders of the Series A Preferred Stock; provided, however, that no such provision shall be made if the holders of Series A Preferred Stock receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities, cash or other property in an amount equal to the amount of such securities, cash or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.9 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock or the Series FF Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5, 4.7 or 4.8), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock and Series FF Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock or Series FF Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock and Series FF Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price and the Series FF Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock and the Series FF Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.9 shall be construed as preventing the holders of Series A Preferred Stock and Series FF Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.9 be deemed conclusive evidence of the fair value of the shares of Series A Preferred Stock and Series FF Preferred Stock in any such appraisal proceeding.

4.10 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price or the Series FF Conversion Price, as applicable, pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock or Series FF Preferred Stock, as applicable, a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock or Series FF Preferred Stock, as applicable, is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock or Series FF Preferred Stock, as applicable, (but in any event not later than fifteen (15) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price or Series FF Conversion Price, as applicable, then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock or Series FF Preferred Stock, as applicable.

4.11 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock or the Series FF Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock and the Series FF Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock or the Series FF Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock, the Series FF Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock or Series FF Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock or Series FF Preferred Stock following redemption.

6. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock or Series FF Preferred Stock, as applicable, set forth herein may be waived on behalf of all holders of Series A Preferred Stock or Series FF Preferred Stock, as applicable, by the affirmative written consent or vote of the holders of at least a majority of the Series A Preferred Stock then outstanding or a majority of the Series FF Preferred Stock then outstanding, as applicable.

7. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The Corporation is authorized to provide indemnification of (and advancement of expenses to) agents (as defined in Section 317 of the California Corporations Code) through Bylaw provisions, agreements with agents, the affirmative vote of shareholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits on indemnification set forth in Sections 204 and 317 of the California Corporations Code with respect to actions for breach of duty to the Corporation or its stockholders, to the extent the Corporation is subject to those provisions pursuant to Section 2115 of the California Corporations Code. To the fullest extent permitted by the General Corporation Law, as the same exists or may hereafter be amended, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, the affirmative vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders and others.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or increase the liability of any director, officer or other agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

ELEVENTH: In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the California Corporations Code shall not apply in all or in part with respect to such repurchases.

TWELFTH: The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 11th day of May, 2012.

By: /s/ Daniel Rosen
Daniel Rosen, Chief Executive Officer

<u>EXHIBIT C</u>

DISCLOSURE SCHEDULE

EXHIBIT C

DISCLOSURE SCHEDULE

This Disclosure Schedule is delivered pursuant to Section 2 of the Series A Preferred Stock Purchase Agreement, dated as of May 14, 2012 (the "***Agreement***"), by and among Solar Mosaic, Inc. (the "***Company***") and the persons and entities listed on the Schedule of Purchasers attached thereto. This Disclosure Schedule and the information and disclosures contained herein are intended only to qualify and limit the representations and warranties of the Company contained in the Agreement, and shall not be deemed to expand in any way the scope or effect of any of such representations or warranties. The disclosures in any section or subsection of this Disclosure Schedule shall qualify other sections and subsections to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. Capitalized terms used but not defined herein shall have the same meanings given them in the Agreement.

2.2 Capitalization.

(d) The shares held by Daniel Rosen, Billy Parish and Arthur Coulston will vest in accordance with their Restricted Stock Agreements, as amended as of the date of the Initial Closing.

The options granted to Steve Richmond on January 23, 2012 and April 18, 2012 and the options granted to Danny Kennedy and Arthur Coulston on April 18, 2012 vest monthly over four years.

The Company has granted fully-vested options to the following employees in consideration for their agreement to accept reduced salaries prior to April 2012, as provided in each employee's offer letter:

1. Samuel Karlin (offer letter dated August 16, 2011)
2. Kristina Shih (offer letter dated August 22, 2011)
3. Rafael Smith (offer letter dated August 22, 2011)
4. Ankur Asthana (offer letter dated November 1, 2011)
5. Lisa Curtis (offer letter dated November 1, 2011)
6. David Platek (options approved but no offer letter signed; employment subsequently terminated upon terms set forth in Separation Agreement dated March 9, 2012)

The following members of the Company's Advisory Board have received options that either were fully vested at the time of grant or vested monthly over the 12-month term of their advisory board agreement:

1. Andrew Martinez-Fonts
2. Ed Campaniello
3. David Merkowski

4. Ed Giedgowd
5. Greg Rosen
6. Doug Mandell
7. John Witchel

2.3 Subsidiaries.

The Company has one subsidiary, Solar Mosaic Development, LLC, a Delaware limited liability company ("***SMD***"), of which the Company is the sole member.

2.10 Agreements; Actions.

(a) The Company recently moved to new offices in Oakland, California under a lease that runs through December 15, 2012. Rent obligations will commence on June 15, 2012, after which the Company will pay $6,000 per month in rent.

(b) The Company has raised approximately $120,000 on its crowdfunding platform through the sale of interest-free notes, the proceeds of which have been applied toward the financing of solar projects. The notes are repaid out of lease revenue generated by the projects.

The Company has incurred or will incur approximately $89,000 in payables for installation costs related to solar projects developed by the Company. These payables are owed to two installers, Sunlight and Power and Prometheus. The Company will be applying for state and federal incentive payments that, if granted, will offset $76,000 of these payables.

2.11 Certain Transactions.

(a) The Company has entered into the following agreements with officers and consultants:

1. Offer letter with Steve Richmond dated August 15, 2011
2. Offer letter with Ed Campaniello dated January 23, 2012
3. Advisory Board Agreement dated September 9, 2011 between the Company and Andrew Martinez-Fonts
4. Advisory Board Agreement dated September 15, 2011 between the Company and John Witchel
5. Advisory Board Agreement dated February 12, 2013 between the Company and Craig Music
6. Advisory Board Agreement dated December 20, 2011 between the Company and David Merkoski
7. Advisory Board Agreement dated August 30, 2011 between the Company and Ed Campaniello

8. Advisory Board Agreement dated September 9, 2011 between the Company and Ed Giedgowd

9. Advisory Board Agreement dated December 1, 2011 between the Company and Greg Rosen

10. Consulting Agreement dated May 1, 2012 between the Company and Tim Albinson

11. Letter agreement dated May 24, 2011 between the Company and Danny Kennedy

12. Restricted Stock Agreements dated October 15, 2011 with each of Daniel Rosen, William Parish and Arthur Coulston, each as amended as of the date of the Initial Closing

The Company leases its office space from Sungevity, of which Danny Kennedy, a member of the Company's Board of Directors, is a founder and executive officer. See Section 2.10(a) above.

(b) The Company is indebted to its President, Billy Parish, and its CFO, Steve Richmond, in the amounts of $5,000 and $8,000, respectively, for expenses incurred by them on the Company's behalf.

2.14 Financial Statements.

The Company has not completed its financial statements for the three-month period ended March 31, 2012.

2.15 Changes.

(e) The Company and Spring Ventures LLC ("Spring") have agreed to amend Spring's convertible promissory note such that its conversion price in a "Qualified Financing" will be based on a maximum pre-money valuation of $3.6 million. The parties had originally agreed that Spring would be entitled to convert its note based on a maximum pre-money valuation of $5.0 million but would be entitled to receive, upon conversion, additional shares equal to 2.5% of the Company's fully-diluted outstanding shares plus shares issuable upon conversion of convertible notes.

(f) Steve Richmond, the Company's CFO, and Ed Campaniello, the Company's Vice President of Project Finance, have agreed to work for reduced salary until the closing of the Company's Series A Preferred Stock financing, as provided in their offer letters. Upon the closing of the financing, Mr. Richmond's base salary will increase from $5,000 per month to $11,000 per month, and Mr. Campaniello's base salary will increase from $2,500 per month to $10,500 per month.

The following employees have agreed to work for reduced salaries until the closing of the Series A financing, in return for which the have received monthly grants of vested options, as provided in their respective offer letters:

1. Samuel Karlin (offer letter dated August 16, 2011)

2. Kristina Shih (offer letter dated August 22, 2011)

3. Rafael Smith (offer letter dated August 22, 2011)

4. Ankur Asthana (offer letter dated November 1, 2011)

5. Lisa Curtis (offer letter dated November 1, 2011)

6. David Platek (options approved but no offer letter signed; employment subsequently terminated upon terms set forth in Separation Agreement dated March 9, 2012)

2.16 Employee Matters.

The offer letters with Steve Richmond and Ed Campaniello each provide for acceleration of options in the event of termination of employment under certain circumstances and/or a change of control.

The Restricted Stock Agreements between the Company and each of its founders, Daniel Rosen, Billy Parish and Arthur Coulston, as amended as of the date of the Initial Closing, each provide for acceleration of vesting of the founder's stock in the event of termination of employment under certain circumstances, including termination following a change of control.

2.17 Tax Returns and Payments.

The Company and SMD have filed extensions of their 2011 federal and state tax returns. The Company expects to have federal and state tax liability for 2011, in an amount under $10,000.

2.20 Permits.

To raise funds through its crowdfunding platform, the Company will offer securities to the public consisting of notes whose repayment will be dependent upon revenues generated by the solar power projects that are financed using the proceeds of the notes. On April 23, 2012, the Company filed a Form 1-A with the U.S. Securities and Exchange Commission to qualify the offering and sale of up to $5 million of such notes in reliance upon Regulation A. The Company is also registering this offering under the blue sky laws of Arizona, California, Colorado, Nevada, New York, Oregon and Washington. Pursuant to authority granted under the JOBS Act, the Company expects the SEC to amend Regulation A to increase the offering limit from $5 million to $50 million. Notwithstanding this development, if the Company's crowdfunding platform meets management's growth projections, the Company expects eventually to be offering securities in amounts greater than allowed under Regulation A, in which case the Company may be required to register its offerings on Form S-1.

In order to engage in its business as proposed to be conducted, the Company will be required to obtain a finance lender's license under the California Finance Lenders Law, set forth in Sections 22009 and 22010 of the California Financial Code. Similar license requirements may apply in other jurisdictions where the Company may be making loans to solar developers or their affiliated entities. The Company is currently in the process of applying for this license in California.

EXHIBIT D

FORM OF INDEMNIFICATION AGREEMENT

SOLAR MOSAIC, INC.

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (this "***Agreement***") is dated as of [____________ __, 20__], and is between Solar Mosaic, Inc. a Delaware corporation (the "***Company***"), and [________] ("***Indemnitee***").

RECITALS

A. Indemnitee's service to the Company substantially benefits the Company.

B. Individuals are reluctant to serve as directors or officers of corporations or in certain other capacities unless they are provided with adequate protection through insurance or indemnification against the risks of claims and actions against them arising out of such service.

C. Indemnitee does not regard the protection currently provided by applicable law, the Company's governing documents and any insurance as adequate under the present circumstances, and Indemnitee may not be willing to serve as a director or officer without additional protection.

D. In order to induce Indemnitee to continue to provide services to the Company, it is reasonable, prudent and necessary for the Company to contractually obligate itself to indemnify, and to advance expenses on behalf of, Indemnitee as permitted by applicable law.

E. This Agreement is a supplement to and in furtherance of the indemnification provided in the Company's certificate of incorporation and bylaws, and any resolutions adopted pursuant thereto, and this Agreement shall not be deemed a substitute therefor, nor shall this Agreement be deemed to limit, diminish or abrogate any rights of Indemnitee thereunder.

The parties therefore agree as follows:

1. **Definitions.**

(a) A "***Change in Control***" shall be deemed to occur upon the earliest to occur after the date of this Agreement of any of the following events:

(i) *Acquisition of Stock by Third Party.* Any Person (as defined below) is or becomes the Beneficial Owner (as defined below), directly or indirectly, of securities of the Company representing forty percent (40%) or more of the combined voting power of the Company's then outstanding securities;

(ii) *Change in Board Composition.* During any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Company's board of directors, and any new directors (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in Sections 1(a)(i), 1(a)(iii) or 1(a)(iv)) whose election by the board of directors or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the members of the Company's board of directors;

(iii) *Corporate Transactions.* The effective date of a merger or consolidation of the Company with any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation and with the power to elect at least a majority of the board of directors or other governing body of such surviving entity;

(iv) *Liquidation.* The approval by the stockholders of the Company of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets; and

(v) *Other Events.* Any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or in response to any similar item on any similar schedule or form) promulgated under the Securities Exchange Act of 1934, as amended, whether or not the Company is then subject to such reporting requirement.

For purposes of this Section 1(a), the following terms shall have the following meanings:

(1) "***Person***" shall have the meaning as set forth in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended; *provided, however,* that "***Person***" shall exclude (i) the Company, (ii) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, and (iii) any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(2) "***Beneficial Owner***" shall have the meaning given to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended; *provided, however,* that "***Beneficial Owner***" shall exclude any Person otherwise becoming a Beneficial Owner by reason of (i) the stockholders of the Company approving a merger of the Company with another entity or (ii) the Company's board of directors approving a sale of securities by the Company to such Person.

(b) "***Corporate Status***" describes the status of a person who is or was a director, trustee, general partner, managing member, officer, employee, agent or fiduciary of the Company or any other Enterprise.

(c) "***DGCL***" means the General Corporation Law of the State of Delaware.

(d) "***Disinterested Director***" means a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

(e) "***Enterprise***" means the Company and any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise of which Indemnitee is or was serving at the request of the Company as a director, trustee, general partner, managing member, officer, employee, agent or fiduciary.

(f) "***Expenses***" include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees and costs of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, a Proceeding. Expenses also include (i) Expenses incurred in connection with any appeal resulting from any Proceeding, including without limitation the premium, security for, and other costs relating to any cost bond, supersedeas bond or other appeal bond or their equivalent, and (ii) for purposes of Section 13(c), Expenses incurred by Indemnitee in connection with the interpretation, enforcement or defense of Indemnitee's rights under this Agreement or under any directors' and officers' liability insurance policies maintained by the Company. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

(g) "***Independent Counsel***" means a law firm, or a partner or member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent (i) the Company or Indemnitee in any matter material to either such party (other than as Independent Counsel with respect to matters concerning Indemnitee under this Agreement, or other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "***Independent Counsel***" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement.

(h) "***Proceeding***" means any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or proceeding, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, including any appeal therefrom, in which Indemnitee was, is or will be involved as a party, a potential party, a non-party witness or otherwise by reason of (i) the fact that Indemnitee is or was a director or officer of the Company, (ii) any action taken by Indemnitee or any action or inaction on Indemnitee's part while acting as a director or officer of the Company, or (iii) the fact that he or she is or was serving at the request of the Company as a director, trustee, general partner, managing member, officer, employee, agent or fiduciary of the Company or any other Enterprise, in each case whether or not serving in such capacity at the time any liability or Expense is incurred for which indemnification or advancement of expenses can be provided under this Agreement.

(i) Reference to "***other enterprises***" shall include employee benefit plans; references to "***fines***" shall include any excise taxes assessed on a person with respect to any employee benefit plan; references to "***serving at the request of the Company***" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "***not opposed to the best interests of the Company***" as referred to in this Agreement.

2. **Indemnity in Third-Party Proceedings.** The Company shall indemnify and hold harmless Indemnitee in accordance with the provisions of this Section 2 if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding, other than a Proceeding by or in the right of the Company to procure a judgment in its favor. Pursuant to this Section 2, Indemnitee shall be indemnified to the fullest extent permitted by applicable law against all Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee or on his or her behalf in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

3. **Indemnity in Proceedings by or in the Right of the Company.** The Company shall indemnify and hold harmless Indemnitee in accordance with the provisions of this Section 3 if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding by or in the right of the Company to procure a judgment in its favor. Pursuant to this Section 3, Indemnitee shall be indemnified to the fullest extent permitted by applicable law against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. No indemnification for Expenses shall be made under this Section 3 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged by a court of competent jurisdiction to be liable to the Company, unless and only to the extent that the Delaware Court of Chancery or any court in which the Proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnification for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

4. **Indemnification for Expenses of a Party Who is Wholly or Partly Successful.** To the extent that Indemnitee is a party to or a participant in and is successful (on the merits or otherwise) in defense of any Proceeding or any claim, issue or matter therein, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee or on

Indemnitee's behalf in connection therewith. To the extent permitted by applicable law, if Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, in defense of one or more but less than all claims, issues or matters in such Proceeding, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with (a) each successfully resolved claim, issue or matter and (b) any claim, issue or matter related to any such successfully resolved claim, issuer or matter. For purposes of this section, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

5. **Indemnification for Expenses of a Witness.** To the extent that Indemnitee is, by reason of his or her Corporate Status, a witness in any Proceeding to which Indemnitee is not a party, Indemnitee shall be indemnified to the extent permitted by applicable law against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith.

6. **Additional Indemnification.**

(a) Notwithstanding any limitation in Sections 2, 3 or 4, the Company shall indemnify and hold harmless Indemnitee to the fullest extent permitted by applicable law if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding (including a Proceeding by or in the right of the Company to procure a judgment in its favor) against all Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee or on his or her behalf in connection with the Proceeding or any claim, issue or matter therein.

(b) For purposes of Section 6(a), the meaning of the phrase "***to the fullest extent permitted by applicable law***" shall include, but not be limited to:

(i) the fullest extent permitted by the provision of the DGCL that authorizes or contemplates additional indemnification by agreement, or the corresponding provision of any amendment to or replacement of the DGCL; and

(ii) the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its officers and directors.

7. **[Reserved.]**

8. **Exclusions.** Notwithstanding any provision in this Agreement, the Company shall not be obligated under this Agreement to make any indemnity in connection with any Proceeding (or any part of any Proceeding):

(a) except as provided in Section 16, for which payment has actually been made to or on behalf of Indemnitee under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if Indemnitee is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Company by Indemnitee of any bonus or other incentive-based or equity-based compensation or of any profits realized by Indemnitee from the sale of securities of the Company, as required in each case under the Securities Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "***Sarbanes-Oxley Act***"), or the payment to the Company of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act), if Indemnitee is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by Indemnitee, including any Proceeding (or any part of any Proceeding) initiated by Indemnitee against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Company's board of directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (iii) otherwise authorized in Section 13(c) or (iv) otherwise required by applicable law;

(e) with respect to amounts paid in settlement of such Proceeding unless the Company consents to such settlement, which consent shall not be unreasonably withheld, conditioned or delayed; or

(f) if prohibited by applicable law.

9. **Advances of Expenses.** The Company shall advance the Expenses incurred by Indemnitee in connection with any Proceeding, and such advancement shall be made as soon as reasonably practicable, but in any event no later than 30 days, after the receipt by the Company of a written statement or statements requesting such advances from time to time (which shall include invoices received by Indemnitee in connection with such Expenses but, in the case of invoices in connection with legal services, any references to legal work performed or to expenditure made that would cause Indemnitee to waive any privilege accorded by applicable law shall not be included with the invoice). Advances shall be unsecured and interest free and made without regard to Indemnitee's ability to repay such advances. Indemnitee hereby undertakes to repay any advance to the extent that it is ultimately determined that Indemnitee is not entitled to be indemnified by the Company. This Section 9 shall not apply to the extent advancement is prohibited by law and shall not apply to any Proceeding for which indemnity is not permitted under this Agreement, but shall apply to any Proceeding referenced in Section 8(b) or 8(c) prior to a determination that Indemnitee is not entitled to be indemnified by the Company.

10. **Procedures for Notification and Defense of Claim.**

(a) Indemnitee shall notify the Company in writing of any matter with respect to which Indemnitee intends to seek indemnification or advancement of Expenses as soon as reasonably practicable following the receipt by Indemnitee of notice thereof. The written notification to the Company shall include, in reasonable detail, a description of the nature of the Proceeding and the facts underlying the Proceeding. The failure by Indemnitee to notify the Company will not relieve the Company from any liability which it may have to Indemnitee hereunder or otherwise than under this Agreement, and any delay in so notifying the Company shall not constitute a waiver by Indemnitee of any rights, except to the extent that such failure or delay materially prejudices the Company.

(b) If, at the time of the receipt of a notice of a Proceeding pursuant to the terms hereof, the Company has directors' and officers' liability insurance in effect, the Company shall give prompt notice of the commencement of the Proceeding to the insurers in accordance with the procedures set forth in the applicable policies. The Company shall thereafter take all commercially-reasonable action to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such Proceeding in accordance with the terms of such policies.

(c) In the event the Company may be obligated to make any indemnity in connection with a Proceeding, the Company shall be entitled to assume the defense of such Proceeding with counsel approved by Indemnitee, which approval shall not be unreasonably withheld, upon the delivery to Indemnitee of written notice of its election to do so. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee for any fees or expenses of counsel subsequently incurred by Indemnitee with respect to the same Proceeding. Notwithstanding the Company's assumption of the defense of any such Proceeding, the Company shall be obligated to pay the fees and expenses of Indemnitee's counsel to the extent (i) the employment of counsel by Indemnitee is authorized by the Company, (ii) counsel for the Company or Indemnitee shall have reasonably concluded that there is a conflict of interest between the Company and Indemnitee in the conduct of any such defense such that Indemnitee needs to be separately represented, (iii) the Company is not financially or legally able to perform its indemnification obligations or (iv) the Company shall not have retained, or shall not continue to retain, such counsel to defend such Proceeding. The Company shall have the right to conduct such defense as it sees fit in its sole discretion. Regardless of any provision in this Agreement, Indemnitee shall have the right to employ counsel in any Proceeding at Indemnitee's personal expense. The Company shall be entitled to participate in the Proceeding at its own expense. Indemnitee agrees to consult with the Company and to consider in good faith the advisability and appropriateness of joint representation in the event that either the Company or other indemnitees in addition to Indemnitee require representation in connection with any Proceeding.

(d) Indemnitee shall give the Company such information and cooperation in connection with the Proceeding as may be reasonably appropriate.

(e) The Company shall not be liable to indemnify Indemnitee for any settlement of any Proceeding (or any part thereof) without the Company's prior written consent, which shall not be unreasonably withheld.

(f) The Company shall have the right to settle any Proceeding (or any part thereof) without the consent of Indemnitee.

11. **Procedures upon Application for Indemnification.**

(a) To obtain indemnification, Indemnitee shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to Indemnitee and as is reasonably necessary to determine whether and to what extent Indemnitee is entitled to indemnification following the final disposition of the Proceeding. The Company shall, as soon as reasonably practicable after receipt of such a request for indemnification, advise the board of directors that Indemnitee has requested indemnification. Any delay in providing the request will not relieve the Company from its obligations under this Agreement, except to the extent such failure is prejudicial.

(b) Upon written request by Indemnitee for indemnification pursuant to Section 11(a), a determination with respect to Indemnitee's entitlement thereto shall be made in the specific case (i) if a Change in Control shall have occurred, by Independent Counsel in a written opinion to the Company's board of directors, a copy of which shall be delivered to Indemnitee or (ii) if a Change in Control shall not have occurred, if required by applicable law (A) by a majority vote of the Disinterested Directors, even though less than a quorum of the Company's board of directors, (B) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum of the Company's board of directors, (C) if there are no such Disinterested Directors or, if such Disinterested Directors so direct, by Independent Counsel in a written opinion to the Company's board of directors, a copy of which shall be delivered to Indemnitee or (D) if so directed by the Company's board of directors, by the stockholders of the Company. If it is determined that Indemnitee is entitled to indemnification, payment to Indemnitee shall be made within ten days after such determination. Indemnitee shall cooperate with the person, persons or entity making the determination with respect to Indemnitee's entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information that is not privileged or otherwise protected from disclosure and that is reasonably available to Indemnitee and reasonably necessary to such determination. Any costs or expenses (including attorneys' fees and disbursements) reasonably incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Company, to the extent permitted by applicable law.

(c) In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 11(b), the Independent Counsel shall be selected as provided in this Section 11(c). If a Change in Control shall not have occurred, the Independent Counsel shall be selected by the Company's board of directors, and the Company shall give written notice to Indemnitee advising him or her of the identity of the Independent Counsel so selected. If a Change in Control shall have occurred, the Independent Counsel shall be selected by Indemnitee (unless Indemnitee shall request that such selection be made by the Company's board of directors, in which event the preceding sentence shall apply), and Indemnitee shall give written notice to the Company advising it of the identity of the Independent Counsel so selected. In either event, Indemnitee or the Company, as the case may be, may, within ten days after such written notice of selection shall have been given, deliver to the Company or to Indemnitee, as the case may be, a written objection to such selection; *provided*, *however*, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of "Independent Counsel" as defined in Section 1 of this Agreement, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If such written objection is so made and substantiated, the Independent Counsel so selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. If, within 20 days after the later of (i) submission by Indemnitee of a written request for indemnification pursuant to Section 11(a) hereof and (ii) the final disposition of the Proceeding, the parties have not agreed upon an Independent Counsel, either the Company or Indemnitee may petition a court of competent jurisdiction for resolution of any objection which shall have been made by the Company or Indemnitee to the other's selection of Independent Counsel and for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under Section 11(b) hereof. Upon the due commencement of any judicial proceeding pursuant to Section 13(a) of this Agreement, the Independent Counsel shall be discharged and relieved of any further responsibility in such capacity (subject to the applicable standards of professional conduct then prevailing).

(d) The Company agrees to pay the reasonable fees and expenses of any Independent Counsel and to fully indemnify such counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

12. **Presumptions and Effect of Certain Proceedings.**

(a) The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of *nolo contendere* or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his or her conduct was unlawful.

(b) For purposes of any determination of good faith, Indemnitee shall be deemed to have acted in good faith to the extent Indemnitee relied in good faith on (i) the records or books of account of the Enterprise, including financial statements, (ii) information supplied to Indemnitee by the officers of the Enterprise in the course of their duties, (iii) the advice of legal counsel for the Enterprise or its board of directors or counsel selected by any committee of the board of directors or

(iv) information or records given or reports made to the Enterprise by an independent certified public accountant, an appraiser, investment banker or other expert selected with reasonable care by the Enterprise or its board of directors or any committee of the board of directors. The provisions of this Section 12(b) shall not be deemed to be exclusive or to limit in any way the other circumstances in which Indemnitee may be deemed to have met the applicable standard of conduct set forth in this Agreement.

(c) Neither the knowledge, actions nor failure to act of any other director, officer, agent or employee of the Enterprise shall be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

13. **Remedies of Indemnitee.**

(a) Subject to Section 13(d), in the event that (i) a determination is made pursuant to Section 11 of this Agreement that Indemnitee is not entitled to indemnification under this Agreement, (ii) advancement of Expenses is not timely made pursuant to Section 9 or 13(c) of this Agreement, (iii) no determination of entitlement to indemnification shall have been made pursuant to Section 11 of this Agreement within 90 days after the later of the receipt by the Company of the request for indemnification or the final disposition of the Proceeding, (iv) payment of indemnification pursuant to this Agreement is not made (A) within ten days after a determination has been made that Indemnitee is entitled to indemnification or (B) with respect to indemnification pursuant to Sections 4, 5 and 13(c) of this Agreement, within 30 days after receipt by the Company of a written request therefor, or (v) the Company or any other person or entity takes or threatens to take any action to declare this Agreement void or unenforceable, or institutes any litigation or other action or proceeding designed to deny, or to recover from, Indemnitee the benefits provided or intended to be provided to Indemnitee hereunder, Indemnitee shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of Expenses. The Company shall not oppose Indemnitee's right to seek any such adjudication in accordance with this Agreement.

(b) Neither (i) the failure of the Company, its board of directors, any committee or subgroup of the board of directors, Independent Counsel or stockholders to have made a determination that indemnification of Indemnitee is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor (ii) an actual determination by the Company, its board of directors, any committee or subgroup of the board of directors, Independent Counsel or stockholders that Indemnitee has not met the applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has or has not met the applicable standard of conduct. In the event that a determination shall have been made pursuant to Section 11 of this Agreement that Indemnitee is not entitled to indemnification, any judicial proceeding commenced pursuant to this Section 13 shall be conducted in all respects as a *de novo* trial, on the merits, and Indemnitee shall not be prejudiced by reason of that adverse determination. In any judicial proceeding commenced pursuant to this Section 13, the Company shall, to the fullest extent not prohibited by law, have the burden of proving Indemnitee is not entitled to indemnification or advancement of Expenses, as the case may be.

(c) To the extent not prohibited by law, the Company shall indemnify Indemnitee against all Expenses that are incurred by Indemnitee in connection with any action for indemnification or advancement of Expenses from the Company under this Agreement or under any directors' and officers' liability insurance policies maintained by the Company to the extent Indemnitee is successful in such action, and, if requested by Indemnitee, shall (as soon as reasonably practicable, but in any event no later than 60 days, after receipt by the Company of a written request therefor) advance such Expenses to Indemnitee, subject to the provisions of Section 9.

(d) Notwithstanding anything in this Agreement to the contrary, no determination as to entitlement to indemnification shall be required to be made prior to the final disposition of the Proceeding.

14. **Contribution.** To the fullest extent permissible under applicable law, if the indemnification provided for in this Agreement is unavailable to Indemnitee, the Company, in lieu of indemnifying Indemnitee, shall contribute to the amounts incurred by Indemnitee, whether for Expenses, judgments, fines or amounts paid or to be paid in settlement, in connection with any claim relating to an indemnifiable event under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such Proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the events and transactions giving rise to such Proceeding; and (ii) the relative fault of Indemnitee and the Company (and its other directors, officers, employees and agents) in connection with such events and transactions.

15. **Non-exclusivity.** The rights of indemnification and to receive advancement of Expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the Company's certificate of incorporation or bylaws, any agreement, a vote of stockholders or a resolution of directors, or otherwise. To the extent that a change in Delaware law, whether by statute or judicial decision, permits greater indemnification or advancement of Expenses than would be afforded currently under the Company's certificate of incorporation and bylaws and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change, subject to the restrictions expressly set forth herein or therein. Except as expressly set forth herein, no right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. Except as expressly set forth herein, the assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

16. **[Reserved.]**

17. **Insurance.** To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, trustees, general partners, managing members, officers, employees, agents or fiduciaries of the Company or any other Enterprise, Indemnitee shall be covered by such policy or policies to the same extent as the most favorably-insured persons under such policy or policies in a comparable position.

18. **Subrogation.** Except as provided in Section 16, in the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

19. **Services to the Company.** This Agreement shall not be deemed an employment contract between the Company (or any of its subsidiaries or any Enterprise) and Indemnitee. Indemnitee specifically acknowledges that any employment with the Company (or any of its subsidiaries or any Enterprise) is at will, and Indemnitee may be discharged at any time for any reason, with or without cause, with or without notice, except as may be otherwise expressly provided in any executed, written employment contract between Indemnitee and the Company (or any of its subsidiaries or any Enterprise), any existing formal severance policies adopted by the Company's board of directors or, with respect to service as a director or officer of the Company, the Company's certificate of incorporation or bylaws or the DGCL. No such document shall be subject to any oral modification thereof.

20. **Duration.** This Agreement shall continue until and terminate upon the later of (a) ten years after the date that Indemnitee shall have ceased to serve as a director or officer of the Company or as a director, trustee, general partner, managing member, officer, employee, agent or fiduciary of any other Enterprise, as applicable; or (b) one year after the final termination of any Proceeding, including any appeal, then pending in respect of which Indemnitee is granted rights of indemnification or advancement of Expenses hereunder and of any proceeding commenced by Indemnitee pursuant to Section 13 of this Agreement relating thereto.

21. **Successors.** This Agreement shall be binding upon the Company and its successors and assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company, and shall inure to the benefit of Indemnitee and Indemnitee's heirs, executors and administrators. The Company shall require and cause any successor to all or substantially all of the business or assets of the Company through an asset acquisition, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

22. **Severability.** Nothing in this Agreement is intended to require or shall be construed as requiring the Company to do or fail to do any act in violation of applicable law. The Company's inability, pursuant to court order or other applicable law, to perform its obligations under this Agreement shall not constitute a breach of this Agreement. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Agreement (including without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; (ii) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable law and to give the maximum effect to the intent of the parties hereto; and (iii) to the

fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested thereby.

23. **Enforcement.** The Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in order to induce Indemnitee to serve as a director or officer of the Company, and the Company acknowledges that Indemnitee is relying upon this Agreement in serving as a director or officer of the Company.

24. **Entire Agreement.** This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof; *provided*, *however*, that this Agreement is a supplement to and in furtherance of the Company's certificate of incorporation and bylaws and applicable law.

25. **Modification and Waiver.** No supplement, modification or amendment to this Agreement shall be binding unless executed in writing by the parties hereto. No amendment, alteration or repeal of this Agreement shall adversely affect any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in his or her Corporate Status prior to such amendment, alteration or repeal. No waiver of any of the provisions of this Agreement shall constitute or be deemed a waiver of any other provision of this Agreement nor shall any waiver constitute a continuing waiver.

26. **Notices.** All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail or otherwise delivered by hand, messenger or courier service addressed:

(a) if to Indemnitee, to Indemnitee's address, facsimile number or electronic mail address as shown on the signature page of this Agreement or in the Company's records, as may be updated in accordance with the provisions hereof; or

(b) if to the Company, to the attention of the Chief Executive Officer of the Company at 55 Harrison Street, 3rd Floor, Oakland, CA 94607, or at such other current address as the Company shall have furnished to Indemnitee, with a copy (which shall not constitute notice) to Craig M. Tighe, Esq., DLA Piper LLP (US), 2000 University Ave., East Palo Alto, CA 94303.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent *via* a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), or (ii) if sent *via* mail, at the earlier of its receipt or five days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent *via* facsimile, upon confirmation of facsimile transfer or, if sent *via* electronic mail, upon confirmation of delivery.

27. **Applicable Law and Consent to Jurisdiction.** This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules. The Company and Indemnitee hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Delaware Court of Chancery, and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of the Delaware Court of Chancery for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) appoint, to the extent such party is not otherwise subject to service of process in the State of Delaware, The Corporation Trust Company, Wilmington, Delaware as its agent in the State of Delaware as such party's agent for acceptance of legal process in connection with any such action or proceeding against such party with the same legal force and validity as if served upon such party personally within the State of Delaware, provided that the serving party concurrently mails a copy of the service of process to the notice address provided in Section 27, (iv) waive any objection to the laying of venue of any such action or proceeding in the Delaware Court of Chancery, and (v) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court of Chancery has been brought in an improper or inconvenient forum.

28. **Counterparts.** This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. This Agreement may also be executed and delivered by facsimile signature and in counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.

29. **Captions.** The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

(*signature page follows*)

The parties are signing this Indemnification Agreement as of the date stated in the introductory sentence.

SOLAR MOSAIC, INC.
a Delaware corporation

By: ______________________________
Name: Steve Richmond
Title: Chief Financial Officer

INDEMNITEE

By: ______________________________
Name: ____________________________
Address: __________________________
____

<u>EXHIBIT E</u>

FORM OF INVESTORS' RIGHTS AGREEMENT

INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT is made as of May 14, 2012, by and among Solar Mosaic, Inc., a Delaware corporation (the "**Company**"), each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "**Investor**", and any Additional Purchaser (as defined in the Purchase Agreement) that becomes a party to this Agreement in accordance with Section 6.9.

RECITALS

WHEREAS, the Company and the Investors are parties to the Series A Preferred Stock Purchase Agreement of even date herewith (the "**Purchase Agreement**"); and

WHEREAS, in order to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to register shares of Common Stock issuable to the Investors, to receive certain information from the Company, and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement;

NOW, THEREFORE, the parties hereby agree as follows:

1. Definitions. For purposes of this Agreement:

1.1. "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2. "**Common Stock**" means shares of the Company's common stock, par value $0.0001 per share.

1.3. "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.4. "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.5. "**Designated Investor Representative**" means the Major Investor designated by the Major Investors holding less than 107,527 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination or other recapitalization or reclassification effected after the date hereof)(such Major Investors the "**Designating Investors**") to act on their behalf in exercising their rights granted under Section 3 hereof. As of the date hereof, Kiki Tidwell is designated as the Designated Investor Representative.

1.6. "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.7. "**Excluded Registration**" means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.8. "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.9. "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.10. "**GAAP**" means generally accepted accounting principles in the United States.

1.11. "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.12. "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

1.13. "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.14. "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.15. "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least 26,882 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.16. "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.17. "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.18. "**Preferred Stock**" means of the Company's Series A Preferred Stock.

1.19. "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Series A Preferred Stock and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.16.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Subsection 2.13 of this Agreement.

1.20. "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.21. "**SEC**" means the Securities and Exchange Commission.

1.22. "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.23. "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.24. "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.25. "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Subsection 2.6.

1.26. "**Series A Preferred Stock**" means shares of the Company's Series A Preferred Stock, par value $0.0001 per share.

2. Registration Rights. The Company covenants and agrees as follows:

2.1. Demand Registration.

(a) Form S-1 Demand. If at any time after the earlier of (i) four (4) years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of fifty percent (50%) of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to at least forty percent (40%) of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of Selling Expenses, would exceed Twenty Million Dollars ($20,000,000), then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsection 2.1(c) and Subsection 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least twenty (20) percent (20%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least Three Million Dollars ($3,000,000), then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsection 2.1(c) and Subsection 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Subsection 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Company's Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such one hundred twenty (120) day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(a)(i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two (2) registrations pursuant to Subsection 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Subsection 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(b) (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Subsection 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Subsection 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Subsection 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Subsection 2.1(d).

2.2. Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Subsection 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Subsection 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Subsection 2.6.

2.3. Underwriting Requirements.

(a) If, pursuant to Subsection 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Subsection 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Subsection 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Subsection 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty-five percent (25%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Subsection 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

2.4. Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6. Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed Twenty-Five Thousand Dollars ($25,000), of one counsel for the selling Holders

("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Subsection 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Subsection 2.1(a) or Subsection 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information] then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Subsection 2.1(a) or Subsection 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7. Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8. Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other

Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Subsections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Subsection 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Subsection 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Subsection 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Subsection 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Subsection 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Subsection 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Subsection 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Subsection 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Subsection 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9. Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10. Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that provides such holder or prospective holder with registration rights with respect to such securities unless (i) such other registration rights are subordinate to the registration rights granted to the Holders hereunder and the inclusion of such securities will not reduce the amount of the Registrable Securities of the Holders that are included in a given registration and (ii) the holders of such rights are subject to market standoff obligations no more favorable to such Persons than those contained herein; provided that this limitation shall not apply to any additional Investor who becomes a party to this Agreement in accordance with Subsection 6.9.

2.11. "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Subsection 2.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock. The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 2.11 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Subsection 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all holders subject to such agreements, based on the number of shares subject to such agreements.

2.12. Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 2 may be assigned to a transferee or assignee in connection with any transfer or assignment of Registrable Securities by the Holder, provided that (i) such transfer or assignment may otherwise be effected in accordance with applicable securities laws, (ii) such transferee or assignee acquires at least One Hundred Thousand (100,000) shares of Registrable Securities or, if less, all of the Registrable Securities held by the Holder, (iii) written notice is promptly given to the Company and (iv) such transferee or assignee agrees to be bound by the provisions of this Agreement. The foregoing 100,000-share limitation shall not apply, however, to transfers or assignments by a Holder to (a) a partner, member or stockholder of a Holder that is a partnership, limited liability company or corporation, respectively, (b) a retired partner or member of such partnership or limited liability company who retires after the date hereof, (c) the estate of any such partner, member or stockholder, (d) an Affiliate of any such partnership, limited liability company or corporation, (e) any Immediate Family Member of the Holder, or (f) any domestic partner of such partner, member or stockholder or of the Holder who is covered under an applicable domestic relations statute, provided that all such transferees or assignees agree in writing to appoint a single representative as their attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Section 2. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement.

2.13. Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Subsection 2.1 or Subsection 2.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation;

(b) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c) the third anniversary of the IPO.

3. Information Rights.

3.1. Delivery of Financial Statements. The Company shall deliver to each Major Investor (or in the case of a Designating Investor, to the Designated Investor Representative, acting on behalf of the Designating Investors), provided that the Board of Directors has not reasonably determined that such Major Investor is a competitor of the Company (a Major Investor shall not be a competitor of the Company if such Major Investor owns less than three percent (3%) of the outstanding shares of a private or public corporation that is a competitor of the Company):

(a) as soon as practicable, but in any event within forty-five (45) days after the end of each fiscal year of the Company, (i) an unaudited balance sheet as of the end of such year, (ii) unaudited statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year;

(b) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and of cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) as soon as practicable, but in any event forty-five (45) days before the end of each fiscal year, a budget and business plan for the next fiscal year (collectively, the "**Budget**"), prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company; and

(d) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Subsection 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form reasonably acceptable to the Company) or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Subsection 3.1 to the contrary, the Company may cease providing the information set forth in this Subsection 3.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Subsection 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2. Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a competitor of the Company) (a Major Investor shall not be a competitor of the Company if such Major Investor owns less than one percent (1%) of the outstanding shares of a public corporation that is a competitor of the Company) and the Designated Investor Representative, at such Major Investor's or the Designated Investor Representative's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor or the Designated Investor Representative; provided, however, that (i) the Company shall not be obligated pursuant to this Subsection 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form reasonably acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel, (ii) a Major Investor may not conduct such inspection more than two (2) times in any twelve (12) month period, and (iii) the Designated Investor Representative, acting on behalf of the Designating Investors, may not conduct such inspection more than two (2) times in any twelve (12) month period.

3.3. Termination of Information Rights. The covenants set forth in Subsection 3.1 and Subsection 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation, whichever event occurs first.

~~3.4.~~ Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 3.4 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Subsection 3.4; (iii) to any Affiliate, partner, member, stockholder, or wholly-owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and obtains such Person's agreement to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. Rights to Future Stock Issuances.

4.1. Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it. in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates.

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock and any other Derivative Securities then held, by such Major Investor bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series A Preferred Stock and other Derivative Securities). At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Series A Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the later of ninety days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Subsection 4.1.

(d) The right of first offer in this Subsection 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Company's Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Series A Preferred Stock to Additional Purchasers pursuant to Subsection 1.3 of the Purchase Agreement.

4.2. Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation, whichever event occurs first.

5. Additional Covenants.

5.1. Insurance. The Company shall use its commercially reasonable efforts to obtain, within forty-five (45) days of the date hereof, from a financially sound and reputable insurer, directors and officers liability insurance in amounts and on terms and conditions that are commercially reasonable for similarly situated companies and shall use commercially reasonable efforts to cause such insurance to be maintained in effect at all times.

5.2. Employee Agreements. The Company will cause each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into the Company's standard form of nondisclosure and proprietary rights assignment agreement.

5.3. Employee Stock. Unless otherwise approved by the Board of Directors, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months.

5.4. Termination of Covenants. The covenants set forth in this Section 5 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation, whichever event occurs first.

6. Miscellaneous.

6.1. Successors and Assigns. Each Holder agrees that it may not assign any of its rights or obligations hereunder unless such rights and obligations are assigned by such Holder to (i) a Person to which Registrable Securities are transferred by such Holder pursuant to

Subsection 2.12 and (ii) with respect to the right of first offer set forth in Section 4, to another Major Investor or an Affiliate of the Holder, and, in each case, such assignee shall be deemed a "Holder" for purposes of this Agreement; provided, however, that such assignment shall be contingent upon the assignee providing a written instrument to the Company notifying the Company of such assignment and agreeing in writing to be bound by the terms of this Agreement. Except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2. Governing Law. This Agreement shall be governed by the internal law of the State of California, without giving effect to conflicts of law principles.

6.3. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4. Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Subsection 6.5. If notice is given to the Company, a copy shall also be sent to Craig M. Tighe, Esq., DLA Piper LLP (US), 2000 University Ave., East Palo Alto, CA 94303 and if notice is given to Stockholders, a copy shall also be given to Robert G. O'Connor, Wilson, Sonsini, Goodrich & Rosati, P.C., One Market Plaza, Suite 3300, San Francisco, California 94105.

6.6. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; provided that the Company may in its sole discretion waive compliance with Subsection 2.12; and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction). Notwithstanding the foregoing, no provision of Section 3 or Section 4 may be amended or waived (either generally or in a particular instance, and either retroactively or prospectively) without the written consent of the Company and the Major Investors holding a majority of the shares of Registrable Securities then outstanding and held by the Major Investors. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination or waiver. Any amendment, termination, or waiver effected in accordance with this Subsection 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7. Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8. Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9. Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Series A Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10. Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.11. Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.12. Acknowledgement. The Company acknowledges that certain of the Investors are in the business of venture capital investing and therefore review the business plans and related proprietary information of many enterprises, including enterprises which may have products or services which compete directly or indirectly with those of the Company. Nothing in this Agreement shall preclude or in any way restrict such Investors from investing or participating in any particular enterprise, whether or not such enterprise has products or services which compete with those of the Company.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

Solar Mosaic, Inc.

By: ______________________________
Name: Daniel Rosen
Title: Chief Executive Officer

Address: 55 Harrison Street, 3rd Floor
Oakland, CA 94607

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

ENTITY INVESTOR:

____
(Print Name of Investor)

By: ______________________________

Name: ____________________________

Title: _____________________________

INDIVIDUAL INVESTOR:

____
(Signature)

____
(Print Name)

SCHEDULE A

Investors

NAME	SHARES
Spring Ventures, LLC 360 Pine St, 7th floor San Francisco, CA 94104 nick@springventuresllc.com	**979,468**
James Sandler Revocable Trust 4/29/99 185 Edgewood Ave San Francisco, CA 94117 james@sandlerfoundation.org	**997,534**
Serious Change LP Timmons Advisors LLC 3555 Timmons Lane, Suite 800 Houston, TX 77027 jsandlin@timmonsadvisors.com	**537,634**
M4Fund LLC [Address] michael.sidgmore@nextgenengage.com	**161,289**
Brian Arbogast [Address] bearbog@msn.com	**26,881**
Lars Johansson [Address] larsj@energethicllc.com	**26,881**
Liang-Yu Chi [Address] thegoodtomchi@gmail.com	**32,258**
Kathy Washienko [Address] kathy@washienko.com	**53,762**
SFP Joint Venture–a Massachusetts partnership [Address] swolf@sfpjv.com	**107,526**
Susan Sgarlat 850 Volunteer Landing Lane, 401 Knoxville, TN 37915	**21,199**

NAME	SHARES
Johanna Rosen 237 South Pleasant Ave Ridgewood, NJ 07450	**10,599**
Jim Sgarlat 5231 Darnell St. Houston, TX 77096	**10,599**
Cellstrom Holding GmbH IZ NÖ-Süd, Straße 3, Objekt 36, 2355 Wiener Neudorf Austria	**209,496**
Michael L. Hennessey 665 Third St. San Francisco, CA 94107	**20,902**
Zerberus Invest GmbH Am Birkenwerder 55 Berlin, Germany	**52,190**
Sebastian Smyth 26 Leeton Ave Coogee NSW 2034 Australia	**83,073**
Alec Guettel c/o Katten Muchin Rosemann LLP 575 Madison Ave New York, NY 10022	**70,209**
Jonathan Rose 33 Katonah Ave Katonah NY 10536	**35,082**
Jonathan Resnick 28 North Way Chappaqua, NY 10514	**13,882**
Jacob Ner David [Address]	**13,823**
Adam Wolfensohn	**53,763**
Nia Community LLC	**53,763**
Kim Polese	**32,258**
Jeff Mendelsohn	**26,881**

NAME	SHARES
Josh Chassman	**21,505**

EXHIBIT F

FORM OF RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

**RIGHT OF FIRST REFUSAL
AND CO-SALE AGREEMENT**

THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT is made as of May 14, 2012, by and among Solar Mosaic, Inc., a Delaware corporation (the "**Company**"), the Investors listed on Schedule A and the Key Holders listed on Schedule B.

RECITALS

WHEREAS, each Key Holder is the beneficial owner of the number of shares of Capital Stock, or of options to purchase Common Stock, set forth opposite the name of such Key Holder on Schedule B;

WHEREAS, the Company and the Investors are parties to the Series A Preferred Stock Purchase Agreement, of even date herewith (the "**Purchase Agreement**"), pursuant to which the Investors have agreed to purchase shares of the Series A Preferred Stock of the Company, par value $0.0001 per share (the "**Series A Preferred Stock**"); and

WHEREAS, the Key Holders and the Company desire to further induce the Investors to purchase the Series A Preferred Stock;

NOW, THEREFORE, the Company, the Key Holders and the Investors agree as follows:

1. Definitions.

1.1. "**Affiliate**" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including without limitation any general partner, managing member, officer or director of such Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Investor.

1.2. "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.3. "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.4. "**Common Stock**" means shares of Common Stock of the Company, $0.0001 par value per share.

1.5. "**Company Notice**" means written notice from the Company notifying the selling Key Holders that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.6. "**Investor Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7. "**Investors**" means the Persons named on Schedule A hereto, each Person to whom the rights of an Investor are assigned pursuant to Subsection 6.8, each Person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.10 and any one of them, as the context may require.

1.8. "**Key Holders**" means the Persons named on Schedule B hereto, each Person to whom the rights of a Key Holder are assigned pursuant to Subsection 3.1, each Person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.8, and any one of them, as the context may require.

1.9. "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.10. "**Preferred Stock**" means collectively, all shares of Series A Preferred Stock and Series FF Preferred Stock.

1.11. "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.12. "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.13. "**Prospective Transferee**" means any Person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.14. "**Restated Certificate**" means the Company's Amended and Restated Certificate of Incorporation, as amended from time to time.

1.15. "**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.16. "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.17. "**Secondary Notice**" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

1.18. "**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.19. "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.20. "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or Common Stock issued or issuable upon conversion of Preferred Stock.

1.21. "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Investors and the Key Holders.

2.1. Right of First Refusal.

(a) Grant. Subject to the terms of Section 3, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer and the identity of the Prospective Transferee. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement, the Company's Bylaws and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b).

(c) Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(b). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the 10-day period specified in the last sentence of Subsection 2.1(b)) (the "**Investor Notice Period**"), then the Company shall, immediately after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2. Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer, plus the number of shares of Transfer Stock held by the Key Holders. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

(d) Allocation of Consideration.

(i) Subject to Subsection 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Subsection 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) If the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Certificate as if (A) such transfer were a Deemed Liquidation Event, as defined in the Restated Certificate, and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Subsection 2.2(c), if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d)(i); provided, however, that if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Subsection 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder a stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder. Each such stock certificate delivered to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

(f) Additional Compliance. If any Proposed Key Holder Transfer is not consummated within sixty (60) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

2.3. Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books the certificate or certificates representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Investor who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Investor the type and number of shares of Capital Stock that such Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection 2.2. The sale will be made on the same terms, including, without limitation, as provided in Subsection 2.2(d)(i) and the first sentence of Subsection 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Subsection 2.2. Such Key Holder shall also reimburse each Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investor's rights under Subsection 2.2.

3. Exempt Transfers.

3.1. Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply: (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Key Holder making such pledge, (d) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other relative/person approved by the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Key Holder or any such family members, (e) to a transfer to another Key Holder or (f) to the sale by the Key Holder of up to fifteen percent (15%) of the Transfer Stock held by such Key Holder as of the date that such Key Holder first became party to this Agreement; provided that in the case of clauses (a), (c), (d), (e) and (f), the Key Holder shall deliver prior written notice to the Investors of such gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2.

3.2. Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act (a "**Public Offering**"), or (b) pursuant to a Deemed Liquidation Event, as defined in the Restated Certificate.

3.3. Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any Person which, in the determination of the Board of Directors, directly or indirectly competes with the Company or (b) any customer, distributor or supplier of the Company, if the Board of Directors determines that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Legend. Each certificate representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 shall be endorsed with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 4 to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1. Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Subsection 5.1 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Key Holder or the immediate family of the Key Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Key Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock. The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 5.1 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Subsection 5.1 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all holders subject to such agreements, based on the number of shares subject to such agreements.

5.2. Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6. Miscellaneous.

6.1. Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the IPO and (b) the consummation of a Deemed Liquidation Event, as defined in the Restated Certificate.

6.2. Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3. Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other Person has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.4. If notice is given to the Company, it shall be sent to 816 Bancroft Way, Berkeley, CA 94710, Attention: Chief Executive Officer; and a copy (which shall not constitute notice) shall also be sent to Craig M. Tighe, Esq., DLA Piper LLP (US), 2000 University Ave., East Palo Alto, CA 94303, and if notice is given to the Investors, a copy shall also be given to Robert G. O'Connor, Wilson, Sonsini, Goodrich & Rosati, P.C., One Market Plaza, Suite 3300, San Francisco, California 94105.

6.5. Entire Agreement. This Agreement (including the Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.6. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.7. Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Series A Preferred Stock held by the Investors (voting as a single class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion and (ii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, and (iii) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.8. Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate or (ii) to an assignee or transferee who acquires at least 26,882 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.9. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.10. Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock after the date hereof, any purchaser of such shares of Series A Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

6.11. Governing Law. This Agreement shall be governed by the laws of the State of California, without giving effect to conflicts of law principles.

6.12. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.14. Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated Persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

6.15. Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY

Solar Mosaic, Inc.

By: ______________________________
Name: Daniel Rosen
Title: Chief Executive Officer

Address: 55 Harrison Street, 3rd Floor
Oakland, CA 94607

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

KEY HOLDERS:

____
Daniel Rosen

____
William Parish

____
Arthur Coulston

____
Steve Richmond

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

ENTITY INVESTOR:

____
(Print Name of Investor)

By: ________________________________

Name: ______________________________

Title: _______________________________

INDIVIDUAL INVESTOR:

____
(Signature)

____
(Print Name)

SCHEDULE A

INVESTORS

NAME	SHARES
Spring Ventures, LLC 360 Pine St, 7th floor San Francisco, CA 94104 nick@springventuresllc.com	**979,468**
James Sandler Revocable Trust 4/29/99 185 Edgewood Ave San Francisco, CA 94117 james@sandlerfoundation.org	**997,534**
Serious Change LP Timmons Advisors LLC 3555 Timmons Lane, Suite 800 Houston, TX 77027 jsandlin@timmonsadvisors.com	**537,634**
M4Fund LLC [Address] michael.sidgmore@nextgenengage.com	**161,289**
Brian Arbogast [Address] bearbog@msn.com	**26,881**
Lars Johansson [Address] larsj@energethicllc.com	**26,881**
Liang-Yu Chi [Address] thegoodtomchi@gmail.com	**32,258**
Kathy Washienko [Address] kathy@washienko.com	**53,762**
SFP Joint Venture–a Massachusetts partnership [Address] swolf@sfpjv.com	**107,526**

NAME	SHARES
Susan Sgarlat 850 Volunteer Landing Lane, 401 Knoxville, TN 37915	**21,199**
Johanna Rosen 237 South Pleasant Ave Ridgewood, NJ 07450	**10,599**
Jim Sgarlat 5231 Darnell St. Houston, TX 77096	**10,599**
Cellstrom Holding GmbH IZ NÖ-Süd, Straße 3, Objekt 36, 2355 Wiener Neudorf Austria	**209,496**
Michael L. Hennessey 665 Third St. San Francisco, CA 94107	**20,902**
Zerberus Invest GmbH Am Birkenwerder 55 Berlin, Germany	**52,190**
Sebastian Smyth 26 Leeton Ave Coogee NSW 2034 Australia	**83,073**
Alec Guettel c/o Katten Muchin Rosemann LLP 575 Madison Ave New York, NY 10022	**70,209**
Jonathan Rose 33 Katonah Ave Katonah NY 10536	**35,082**
Jonathan Resnick 28 North Way Chappaqua, NY 10514	**13,882**
Jacob Ner David [Address]	**13,823**

NAME	**SHARES**
Adam Wolfensohn	**53,763**
Nia Community LLC	**53,763**
Kim Polese	**32,258**
Jeff Mendelsohn	**26,881**
Josh Chassman	**21,505**

SCHEDULE B

KEY HOLDERS

Name and Address	Series FF Preferred Shares Held	Common Stock Shares Held
Daniel Rosen 900 Spruce Street Berkeley, CA 94707	400,000	1,600,000
Arthur Coulston 300 Plum Street, Apt. #25 Capitola, CA 95010	42,000	168,000
William Parish 482 48th Street Oakland, CA 94609	400,000	1,600,000
Steve Richmond 112 Grace Lane Mill Valley, CA 94941	-0-	-0-

EXHIBIT G

FORM OF VOTING AGREEMENT

VOTING AGREEMENT

THIS VOTING AGREEMENT is made as of May 14, 2012, by and among Solar Mosaic, a Delaware corporation (the "**Company**"), each holder of the Company's Series A Preferred Stock, $.0001 par value per share ("**Series A Preferred Stock**" or the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "**Investors**" pursuant to Subsections 6.1(a) or 6.2 below, the "**Investors**") and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "**Key Holders**" pursuant to Subsections 6.1(b) or 6.2, the "**Key Holders**", and together collectively with the Investors, the "**Stockholders**").

RECITALS

A. Concurrently with the execution of this Agreement, the Company and the Investors are entering into the Series A Preferred Stock Purchase Agreement of even date herewith (the "**Purchase Agreement**") providing for the sale of shares of the Company's Series A Preferred Stock, and in connection with that agreement the parties desire to provide the Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

B. The Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that (a) the holders of record of the shares of the Company's Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company (the "**Series A Director**"); (b) the holders of record of the shares of Common Stock and Series FF Preferred Stock of the Company, each with a par value of $0.0001, (collectively, the "**Common Stock**"), exclusively and voting together as a separate class, shall be entitled to elect two (2) directors of the Company; and (c) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company.

C. The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company.

NOW, THEREFORE, the parties agree as follows:

1. Voting Provisions Regarding Board of Directors.

1.1. Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at four (4) directors. For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of Common Stock, Series FF Preferred Stock and Series A Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2. Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a) One (1) person designated by Spring Ventures, LLC (the "**Spring Ventures Designee**"), which individual shall initially be Nick Allen, for so long as Spring Ventures, LLC and its Affiliates continue to own beneficially at least 134,409 shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon conversion of Series A Preferred Stock), which number is subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like.

(b) Two (2) persons designated by the holders of a majority of the Shares of Common Stock and Series FF Preferred Stock, voting together as a single class, which individuals shall initially be Daniel Rosen and William Parish; and

(c) One (1) person not otherwise an Affiliate (as defined below) of the Company or of any Investor who has relevant industry experience and is mutually acceptable to the holders of a majority of the Common Stock, Series FF Preferred Stock and Series A Preferred Stock, voting together as a single class, which individually shall initially be Danny Kennedy.

To the extent that any of clauses (a) through (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.3. Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4. Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Subsections 1.3 or 1.4 of this Agreement may be removed from office other than for cause unless (i) such removal is directed or approved by the affirmative vote of the Person(s), or of the holders of at least a majority of the shares of stock, entitled under Subsection 1.3 to designate that director or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Subsection 1.3 is no longer so entitled to designate or approve such director;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.3 or 1.4 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of the party or parties entitled to designate a director as provided in Subsections 1.2(a) or 1.2(b) or to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors. So long as the Company's stockholders are entitled to cumulative voting, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board.

1.5. No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Series A Preferred Stock and Series FF Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1. Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "Deemed Liquidation Event", as defined in the Restated Certificate.

3.2. Actions to be Taken. If (i) the holders of at least sixty percent (60%) of the shares of Common Stock then issued or issuable upon conversion of the shares of Series A Preferred Stock (the "**Selling Investors**"), and (ii) a majority of the members of the Board approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3, on the same terms and conditions as the Selling Investors;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) if the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

3.3. Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Subsection 3.2 in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale; and

(b) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder.

3.4. Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Restated Certificate as in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of at least a majority of the Series A Preferred Stock elect otherwise by written notice given to the Company at least fifteen (15) days prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1. Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's reasonable best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2. Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including without limitation, election of persons as members of the Board in accordance with Section 1, votes to increase authorized shares pursuant to Section 2 and votes regarding any Sale of the Company pursuant to Section 3, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 5. Each party hereto hereby revokes all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 5, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3. Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4. Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration

statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Subsection 6.8.

6. Miscellaneous.

6.1. Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares of Series A Preferred Stock to become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such Person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) If after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 6.1(a)), following which such Person shall hold Shares or rights to purchase Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such Person shall be deemed a Stockholder for all purposes under this Agreement.

6.2. Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 6.2. Each certificate representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Subsection 6.12.

6.3. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4. Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without giving effect to conflicts of law principles.

6.5. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.6. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.7. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 6.7. If notice is given to the Company, a copy shall also be sent to Craig M. Tighe, Esq., DLA Piper LLP (US), 2000 University Ave., East Palo Alto, CA 94303 and if notice is given to the Investors, a copy shall also be given to Robert G. O'Connor, Wilson, Sonsini, Goodrich & Rosati, P.C., One Market Plaza, Suite 3300, San Francisco, California 94105.

6.8. Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding a majority of the Shares then held by the Key Holders; and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Series A Preferred Stock held by the Investors (voting as a single class and on an as-converted basis). Notwithstanding the foregoing:

(a) this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the consent of the Key Holders shall not be required for any amendment or waiver if such amendment or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c) Schedules A hereto may be amended by the Company from time to time in accordance with Subsection 1.3 of the Purchase Agreement to add information regarding additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto;

(d) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; and

(e) Subsections 1.2(a) shall not be amended or waived without the written consent of Spring Ventures, LLC and Subsection 1.2(b) shall not be amended or waived without the written consent of the Key Holders holding a majority of the then outstanding shares of Common Stock and Series FF Preferred Stock then held by the Key Holders.

Any amendment, termination or waiver effected in accordance with this Subsection 6.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Subsection 6.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.9. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11. Entire Agreement. This Agreement (including the Exhibit hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.12. Legend on Share Certificates. Each certificate representing any Shares outstanding on the date hereof or issued after the date hereof shall be endorsed by the Company with a legend reading substantially as follows:

> "THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates evidencing the Shares outstanding on the date hereof or issued after the date hereof to bear the legend required by this Subsection 6.12, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by this Subsection 6.12 and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

6.13. Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Subsection 6.12.

6.14. Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

6.15. Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.16. Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

6.17. Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed Voting Agreement as of the date first written above.

COMPANY:

Solar Mosaic, Inc.

By: ______________________________
Name: Daniel Rosen
Title: Chief Executive Officer

Address: 55 Harrison Street, 3rd Floor
Oakland, CA 94607

IN WITNESS WHEREOF, the parties have executed Voting Agreement as of the date first written above.

KEY HOLDERS:

____
Daniel Rosen

____
William Parish

____
Arthur Coulston

____
Steven Richmond

____
Ed Campaniello

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

ENTITY INVESTOR:

____
(Print Name of Investor)

By: ________________________________

Name: ______________________________

Title: _______________________________

INDIVIDUAL INVESTOR:

____
(Signature)

____
(Print Name)

COUNTERPART SIGNATURE PAGE TO VOTING AGREEMENT

SCHEDULE A

INVESTORS

NAME	SHARES
Spring Ventures, LLC 360 Pine St, 7th floor San Francisco, CA 94104 nick@springventuresllc.com	**979,468**
James Sandler Revocable Trust 4/29/99 185 Edgewood Ave San Francisco, CA 94117 james@sandlerfoundation.org	**997,534**
Serious Change LP Timmons Advisors LLC 3555 Timmons Lane, Suite 800 Houston, TX 77027 jsandlin@timmonsadvisors.com	**537,634**
M4Fund LLC [Address] michael.sidgmore@nextgenengage.com	**161,289**
Brian Arbogast [Address] bearbog@msn.com	**26,881**
Lars Johansson [Address] larsj@energethicllc.com	**26,881**
Liang-Yu Chi [Address] thegoodtomchi@gmail.com	**32,258**
Kathy Washienko [Address] kathy@washienko.com	**53,762**
SFP Joint Venture–a Massachusetts partnership [Address] swolf@sfpjv.com	**107,526**
Susan Sgarlat	

NAME	SHARES
850 Volunteer Landing Lane, 401 Knoxville, TN 37915	**21,199**
Johanna Rosen 237 South Pleasant Ave Ridgewood, NJ 07450	**10,599**
Jim Sgarlat 5231 Darnell St. Houston, TX 77096	**10,599**
Cellstrom Holding GmbH IZ NÖ-Süd, Straße 3, Objekt 36, 2355 Wiener Neudorf Austria	**209,496**
Michael L. Hennessey 665 Third St. San Francisco, CA 94107	**20,902**
Zerberus Invest GmbH Am Birkenwerder 55 Berlin, Germany	**52,190**
Sebastian Smyth 26 Leeton Ave Coogee NSW 2034 Australia	**83,073**
Alec Guettel c/o Katten Muchin Rosemann LLP 575 Madison Ave New York, NY 10022	**70,209**
Jonathan Rose 33 Katonah Ave Katonah NY 10536	**35,082**
Jonathan Resnick 28 North Way Chappaqua, NY 10514	**13,882**
Jacob Ner David [Address]	**13,823**

NAME	SHARES
Adam Wolfensohn	53,763
Nia Community LLC	53,763
Kim Polese	32,258
Jeff Mendelsohn	26,881
Josh Chassman	21,505

SCHEDULE B

KEY HOLDERS

Name and Address	Series FF Preferred Shares Held	Common Stock Shares Held
Daniel Rosen 900 Spruce Street Berkeley, CA 94707	400,000	1,600,000
Arthur Coulston 300 Plum Street, Apt. #25 Capitola, CA 95010	42,000	168,000
William Parish 482 48th Street Oakland, CA 94609	400,000	1,600,000
Steve Richmond 112 Grace Lane Mill Valley, CA 94941		
Ed Campaniello 2940 Folsom Street San Francisco, CA 94110		

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on ________________, 201_, by the undersigned (the "**Holder**") pursuant to the terms of the Voting Agreement, dated as of May [__] 2012 (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") for one of the following reasons (Check the correct box):

☐ as a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ as a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐ as a new Investor in accordance with Subsection 6.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ in accordance with Subsection 6.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: ________________________

By: ____________________________
Name and Title of Signatory

Address: _________________________

____

Facsimile Number: ________________

ACCEPTED AND AGREED:

Solar Mosaic, Inc.

By: ________________________________

Title: ______________________________

EXHIBIT H

FORM OF LEGAL OPINION OF COMPANY COUNSEL

DLA PIPER

DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com

T 650.833.2000
F 650.833.2001

May 14, 2012

To the Purchasers listed on the Schedule of Purchasers attached to the Series A Preferred Stock Purchase Agreement, dated as of May 14, 2012, by and among Solar Mosaic, Inc. and said Purchasers (the "Purchasers"):

We are legal counsel to Solar Mosaic, Inc., a Delaware corporation (the "Company"), and we are rendering this opinion pursuant to Section 4.5 of the Series A Preferred Stock Purchase Agreement, dated as of May 14, 2012, by and among the Company and the Purchasers (the "Agreement") in connection with the sale and issuance of up to 3,485,799 shares of Series A Preferred Stock of the Company (the "Shares") under the Agreement. Capitalized terms used in this opinion, unless specifically defined herein, have the meanings assigned to them in the Agreement.

In connection with this opinion, we have examined such matters of law as we considered necessary for the purpose of rendering this opinion. As to factual matters, we have relied solely upon, and assumed the accuracy, completeness, and genuineness of, a certificate of an officer of the Company (the "Certificate"), certificates of public officials, and oral and written representations made to us by officers of the Company. We have made no independent investigation of any of the facts stated in the Certificate or such representations; however, nothing has come to our attention which would lead us to believe that such Certificate or such facts are inaccurate.

In particular, with respect to our opinion in Paragraph 1 regarding the Company's good standing and authority to own its properties, and to conduct its business as currently conducted, we have relied solely on certificates of public officials. With respect to our opinion in Paragraph 3 hereof regarding issued and outstanding capital stock, we have relied upon, without further investigation, an examination of the Company's minute books and stock records in our possession and written representations made to us by the officers of the Company. In particular, with respect to our opinion in Paragraph 3 hereof that all issued and outstanding shares are fully paid, we have relied exclusively upon a representation concerning receipt by the Company of consideration for such shares and the nature of such consideration made to us in the Certificate. We have relied upon a representation made to us in the Certificate that the factual information expressed in Paragraphs 3, 4 and 6 with respect to the outstanding preemptive or similar rights, rights of first offer or first refusal, options, warrants, conversion privileges or other rights is true and complete. Although we have no knowledge that the information as to outstanding capital stock, preemptive or similar rights, rights of first offer or first refusal, options, warrants, conversion privileges or other rights provided by the Company and reflected in Paragraphs 3, 4 and 6 hereof is incorrect based on the examination referred to above, we are not in a position to verify its accuracy or completeness, other than to say that our records are not inconsistent with such information. With respect to our opinion in Paragraph 3 that all issued and outstanding shares are validly issued, we have assumed that certificates evidencing such shares have been duly delivered. With respect to our opinion in Paragraph 4 that the Shares and the shares of Common Stock issuable upon conversion of the Shares (the "Conversion Shares") will be validly issued, we have assumed that the certificates evidencing such shares will be duly delivered. With respect to our opinion in Paragraph 5 regarding judgments, decrees and orders, we have relied solely upon a representation made to us in the Certificate to the effect that except as may otherwise be set forth in the Agreement and the exhibits thereto, there are no judgments, decrees or orders binding upon the Company. With respect to our opinions in Paragraphs 5 and 7 as to applicable law, rules or regulations, and consents, approvals, authorizations and filings, our opinion with respect thereto is limited to such California laws, the Delaware General Corporation Law ("DGCL") and federal laws, rules and regulations as in our experience are normally applicable to transactions of the sort contemplated by the Agreement. In providing our opinions in Paragraphs 7 and 8, we have also relied upon the Certificate with respect to certain factual information relating to the offer and the offerees of the Shares and the convertible notes which are being converted into certain of the Shares and the manner of offering of the Shares and such convertible notes.

Where we render an opinion "to our knowledge" or concerning an item "known to us" or our opinion otherwise refers to our knowledge, it is intended to indicate that, except as limited by the above paragraph, during the course of our representation of the Company, no information that would give us current actual knowledge of the inaccuracy of such statement has come to the attention of those attorneys currently in this firm who are rendering substantive legal services to the Company in the transactions contemplated by the Agreement. However, except as otherwise expressly indicated, we have not undertaken any independent investigation to determine the accuracy of such statement or the existence or absence of any other facts, and any limited inquiry undertaken by us during the preparation of this opinion letter should not be regarded as such an investigation; no inference as to our knowledge of any matters bearing on the accuracy of any such statement or the existence or absence of any other facts should be drawn from the fact of our representation of the Company or the rendering of the opinions set forth below.

Where statements in this opinion are qualified by the term "material" or "materially," those statements involve judgments and opinions as to the materiality or lack of materiality of any matter to the Company's business, assets, results of operations or financial condition that are entirely those of the Company and its officers. Such opinions and judgments are not known to us to be incorrect.

In addition, we have assumed that the representations and warranties as to factual matters made by the Company and each of you in Sections 3 and 4, respectively, of the Agreement are true and correct, except as set forth in the Disclosure Schedule. We have also assumed the genuineness and authenticity of all signatures on documents and instruments examined by us, the genuineness, authenticity and completeness of all documents submitted to us as originals, the completeness and conformity to originals of all documents submitted to us as copies, the due execution and delivery of the Agreement and all other documents referenced therein by any party other than the Company when due execution and delivery are a prerequisite to the effectiveness thereof, that you have received all of the documents that you were required to receive under the Agreement, and that the Agreement and all other documents referenced therein are binding obligations of each of you, which facts we have not independently verified. In making our examination of documents, we have further assumed that (i) each party to such documents (other than the Company in connection with the Agreement and the Ancillary Agreements (as defined below)) had the power, legal competence and capacity to enter into and perform all of such party's obligations thereunder, (ii) each party to such documents (other than the Company in connection with the Agreement and the Ancillary Agreements) has duly authorized, executed and delivered such documents, (iii) each of such documents is enforceable against and binding upon the parties thereto (other than the Company), (iv) each natural person executing each of such documents is legally competent to do so, and (v) there is no fact or circumstance relating to you or your business that might prevent you from enforcing any of the rights provided for in the Agreement or any Ancillary Agreement. We have also assumed that there are no extrinsic agreements or understandings among the parties to the Agreement or any Ancillary Agreement that would modify or interpret the terms of the Agreement, the Ancillary Agreements or the respective rights or obligations of the parties thereunder.

We have assumed that the Agreement, the Ancillary Agreements and the transactions contemplated thereby were fair as to the Company as of the time of their authorization, approval or ratification by the Company's Board of Directors and stockholders, within the meaning of Section 144 of the DGCL. We assume compliance and express no opinion as to whether the directors or stockholders of the Company have complied with any applicable fiduciary duties in connection with the authorization and performance of the Agreement and the Ancillary Agreements.

We express no opinion concerning any law other than the law of the State of California, the DGCL and the federal law of the United States. We express no opinion as to whether the laws of any particular jurisdiction apply, and no opinion to the extent that the laws of any jurisdiction other than those identified above are applicable to the Agreement or any Ancillary Agreement or the transactions contemplated thereby. With respect to the DGCL, we have based our opinion solely upon our examination of such laws as reported in accepted unofficial compilations. Opinions of counsel licensed to practice law in states other than the State of California have not been obtained to support the opinions contained herein.

Our opinions herein are subject to the following qualifications and we express no opinion with respect to: (i) the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar federal, state or international laws relating to or affecting the rights of creditors generally, including without limitation the effect of statutory or other law regarding fraudulent conveyances, preferential transfers and equitable subordination; (ii) the effect of general principles of equity, including, but not limited to, concepts of materiality, reasonableness, good faith and fair dealing, and the possible unavailability of equitable remedies, including specific performance or injunctive relief, regardless of whether such remedy is considered in a proceeding in equity or at law; (iii) the effect of California Civil Code Section 1698 and similar statutes and federal laws and judicial decisions providing that oral modifications to a contract or waivers of contractual provisions may be enforceable, if the modification was performed, notwithstanding any express provision in the agreement that the agreement may only be modified or an obligation thereunder waived in writing, or creating an implied agreement from trade practices or course of conduct; (iv) the enforceability of the Agreement and the Ancillary Agreements under Section 1670.5 of the California Civil Code and similar statutes, federal laws, judicial decisions or equitable principles providing that a court may refuse to enforce, or may limit the application of, a contract or any clause thereof which the court finds to have been unconscionable at the time it was made or contrary to public policy; (v) the effect of statutory law and judicial decisions which limit enforcement of an exculpatory, indemnity or contribution provision, or realization upon any security provided therefor, including, without limitation, limitations on the enforcement of provisions which encompass indemnification, contribution or exculpation with respect to (a) the negligence or willful misconduct of the party seeking relief or of persons for whom said party is legally responsible, (b) violations of law, or (c) matters found to be contrary to statute or public policy; (vi) the compliance or noncompliance with the anti-fraud provisions of state and federal laws, rules and regulations concerning the issuance or sale of securities, including, without limitation, (a) the accuracy and completeness of the information provided by the Company to the Purchasers in connection with the offer and sale of the Shares or the Conversion Shares, and (b) the accuracy or fairness of the past, present or future price of any securities; (vii) the enforceability of provisions of the Agreement or any Ancillary Agreement expressly or by implication waiving broadly or vaguely stated rights or unknown future rights, or waiving rights granted by law where such waivers are against public policy; (viii) the enforceability of any provision of the Agreement or any Ancillary Agreement purporting to (a) waive rights to trial by jury, service of process or objections to the laying of venue or to forum in connection with any litigation arising out of or pertaining to the Agreement or any Ancillary Agreement, (b) exclude conflict of law principles under California law, (c) establish particular courts as the forum for the adjudication of any controversy relating to the Agreement or any Ancillary Agreement, (d) establish the laws of any particular state or jurisdiction for the adjudication of any controversy relating to the Agreement or any Ancillary Agreement, (e) establish evidentiary standards or make determinations conclusive or (f) provide for arbitration of disputes; (ix) the effect of judicial decisions that may permit the introduction of extrinsic evidence to modify the terms or the interpretation of the Agreement or any Ancillary Agreement; (x) the enforceability of any provisions of the Agreement or any Ancillary Agreement providing that (a) rights or remedies are not exclusive, (b) rights or remedies may be exercised without notice, (c) every right or remedy is cumulative and may be exercised in addition to or with any other right or remedy, (d) the election of a particular remedy or remedies does not preclude recourse to one or more other remedies, (e) liquidated damages are to be paid upon the breach of the Agreement or any Ancillary Agreement or (f) the failure to exercise, or any delay in exercising, rights or remedies available under the Agreement or any Ancillary Agreement will not operate as a waiver of any such right or remedy; (xi) the accuracy and completeness of representations and warranties of the Purchasers set forth in the Agreement and the Ancillary Agreements; (xii) the validity of any wire transfers, drafts or checks tendered by the Purchasers; (xiii) any provisions imposing obligations to vote the Company's capital stock in any specified manner, or any drag-along provision, or (xiv) except as expressly set forth in Paragraph 1, the legal or regulatory status or the nature of the business of the Company.

Based upon the foregoing and subject to the qualifications and assumptions herein stated and except as set forth in the Agreement, the Disclosure Schedule thereto or any Ancillary Agreement, we are of the opinion that as of the date hereof:

1. The Company has been duly incorporated and is validly existing under the laws of the State of Delaware and is in good standing under such laws. The Company has the requisite corporate power and authority to own its properties, and to conduct its business as, to our knowledge, it is currently being conducted. The Company is qualified to do business as a foreign corporation in California and is in good standing under the laws of the State of California.

2. The Company has the requisite corporate power and corporate authority to execute, deliver and perform its obligations under the Investors' Rights Agreement, the Voting Agreement and the Right of First Refusal and Co-Sale Agreement (collectively, the "Ancillary Agreements"), and the Agreement. The Agreement and the Ancillary Agreements and the performance by the Company of its obligations thereunder, have been duly authorized by all necessary corporate action on the part of the Company and have been duly executed and delivered by the Company. The Agreement and the Ancillary Agreements are valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

3. Immediately prior to the Closing, the authorized capital stock of the Company consists of 12,000,000 shares of Common Stock, $0.0001 par value, and 4,865,433 shares of Preferred Stock, $0.0001 par value (the "Preferred Stock"), 4,023,433 of which have been designated Series A Preferred Stock and 842,000 of which have been designated Series FF Preferred Stock. Prior to the Closing, there were issued and outstanding 3,408,000 shares of Common Stock, 842,000 shares of Series FF Preferred Stock and no shares of Series A Preferred Stock. All issued and outstanding shares have been duly authorized and are validly issued, and fully paid and nonassessable. The Company has reserved 2,204,749 shares of Common Stock for issuance under the Company's 2011 Omnibus Equity Incentive Plan. The Conversion Shares have been duly and validly reserved for issuance and, when issued upon such conversion in accordance with the Company's Amended and Restated Certificate of Incorporation, as amended from time to time (the "Charter"), will be validly issued, fully paid and nonassessable.

4. The Shares have been duly authorized, and when issued in compliance with the provisions of the Agreement, will be validly issued, fully paid and nonassessable. The Conversion Shares have been duly authorized for issuance and validly reserved by all necessary corporate action of the Company and, when and if issued upon conversion of the Shares in accordance with the Charter, will be validly issued, fully paid and nonassessable.

5. Neither the execution, delivery or performance of the Agreement and the Ancillary Agreements and the transactions contemplated in the Agreement, nor the issuance of the Shares or the Conversion Shares, will violate any term of the Charter or the Company's Bylaws, as amended to date (the "Bylaws"); and such transactions will not in any material respect, violate or conflict with or constitute a material default under the provisions of (i) any judgment, decree or order binding upon the Company or (ii) the DGCL or any federal or California law, rule or regulation applicable to the Company.

6. Except as expressly described or disclosed in the Agreement, including the Disclosure Schedule, and the Ancillary Agreements, (a) there are no other presently outstanding preemptive or similar rights contained in the Charter or Bylaws or, to our knowledge, in any agreement to which the Company is a party, and (b) to our knowledge, there are no rights of first offer or first refusal, options, warrants, conversion privileges or other rights (or agreements for any such rights) outstanding to purchase or acquire from the Company any shares of its capital stock, other than the conversion privileges of the Company's Preferred Stock.

7. All consents, approvals and authorizations of and filings with any federal or California governmental authority required on the part of the Company, if any, in connection with the valid execution and delivery of the Agreement and the Ancillary Agreements or the consummation of the transactions contemplated by the Agreement have been obtained or made, except for filings that will be made under the Securities Act of 1933, as amended, and the California Corporate Securities Law of 1968, as amended, after the sale of the Shares.

8. Subject to the accuracy of the Purchasers' representations and warranties set forth in Section 4 of the Agreement, the offer and sale of the Shares in conformity with the terms of the Agreement and the issuance of the Conversion Shares are in compliance with or exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended.

In addition to the foregoing, we supplementally inform you that, to our knowledge, no action, suit, proceeding or investigation is pending or threatened in writing against the Company before any court or administrative agency. Please note that with respect to the foregoing sentence, we have not conducted a docket search or other search in any jurisdiction with respect to litigation that may be pending against the Company or any of its officers or directors, nor have we undertaken any further inquiry whatsoever other than to request the Certificate from the Company.

This opinion is rendered as of the date first written above solely for the benefit of the Purchasers in connection with the Agreement and may not be made available to, or relied upon by, nor may copies be delivered to, any other person, firm or entity or for any other purpose without our express prior written consent. Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company. We assume no obligation to inform you of any facts, circumstances, events or changes in the law that may arise or be brought to your attention after the date of this opinion that may alter, affect or modify the opinions expressed herein.

Very truly yours,

DLA Piper LLP (US)

DLA PIPER LLP (US)

SOLAR MOSAIC, INC.

AMENDMENT NO. 1 TO

SERIES A PREFERRED STOCK PURCHASE AGREEMENT

AND CONSENT TO ISSUANCE OF SHARES

THIS AMENDMENT NO. 1 TO SERIES A PREFERRED STOCK PURCHASE AGREEMENT AND CONSENT TO ISSUANCE OF SHARES ("***Amendment***") is made and entered into as of August 6, 2012 by and among **SOLAR MOSAIC, INC.**, a Delaware corporation (the "***Company***"), and the undersigned purchasers of Series A Preferred Stock of the Company (the "***Purchasers***").

RECITALS

A. The Company, the Purchasers and certain other parties have entered into a Series A Preferred Stock Purchase Agreement dated May 14, 2012 (the "***Prior Agreement***").

B. The Purchasers are the holders of a majority of the outstanding shares of Series A Preferred Stock of the Company.

C. Under the Prior Agreement, the maximum number of shares of Series A Preferred Stock that the Company may issue in subsequent Closings (as defined in the Prior Agreement) is 290,326, and under the Amended and Restated Certificate of Incorporation of the Company (the "***Restated Certificate***"), the Company may not issue more than that number of shares without the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock.

AGREEMENT

NOW, THEREFORE, the parties agree as follows:

1. **Amendment.** The Prior Agreement is hereby amended such that, notwithstanding Sections 1.1(a) and 1.3(a) of the Prior Agreement, the Company may issue up to an aggregate of 430,107 shares of Series A Preferred Stock (the "***Additional Shares***") in one or more subsequent Closings.

2. **Consent to Issuance of Additional Shares.** Pursuant to Section 3.3.8 of Part A of Article Fourth of the Restated Certificate, the Purchasers hereby consent to the issuance of the Additional Shares.

3. **Counterparts.** This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[SIGNATURE PAGE FOLLOWS]

The parties hereto have executed this Amendment as of the date set forth in the first paragraph hereof.

COMPANY:

SOLAR MOSAIC, INC.

By: ______________________________
Daniel Rosen
Chief Executive Officer

PURCHASERS:

SPRING VENTURES, LLC

By: ______________________________
Nick Allen
Partner

JAMES SANDLER REVOCABLE TRUST

By: ______________________________
James Sandler
Trustee

The parties hereto have executed this Amendment as of the date set forth in the first paragraph hereof.

COMPANY:

SOLAR MOSAIC, INC.

By: ______________________________

Daniel Rosen
Chief Executive Officer

PURCHASERS:

SPRING VENTURES, LLC

By: ______________________________

Nick Allen
Partner

JAMES SANDLER REVOCABLE TRUST

By: ______________________________

James Sandler
Trustee

The parties hereto have executed this Amendment as of the date set forth in the first paragraph hereof.

COMPANY:

SOLAR MOSAIC, INC.

By: ______________________________
Daniel Rosen
Chief Executive Officer

PURCHASERS:

SPRING VENTURES, LLC

By: ______________________________
Nick Allen
Partner

JAMES SANDLER REVOCABLE TRUST

By: ______________________________
James Sandler
Trustee

Exhibit 6-8

mosaic

June 11th, 2012

Greg Rosen

Re: Employment Terms

Dear Greg:

On behalf of Solar Mosaic, Inc. (the "Company"), I am very pleased to offer you employment with the Company on the following terms, with your employment commencing as of 5:01pm on June 12th, 2012.

Position

Your position will be Chief Investment Officer and you will report to Daniel Rosen (CEO), and will work from our Oakland, CA office. A complete job description is attached hereto as Exhibit A. At all times during employment with the Company, you will devote your full energies, abilities and productive business time to the performance of your job for the Company and will not engage in any activity that would in any way interfere or conflict with the full performance of any of your duties for the Company.

Compensation and Benefits

Subject to approval by the Board, you will receive $150,000 per year ($12,500 per month) in cash compensation, as well as 510,000 options, which is equal to 5.07% of the Company's currently outstanding shares, including shares issuable upon exercise of any outstanding options and warrants (including your options). The options will have at a strike price equal to the fair market value of the Company's Common Stock and will be granted as soon as practicable after the Board has determined that fair market value, based on a pending 409A valuation. Attached hereto as Exhibit B is the Company's current Amended and Restated Certificate of Incorporation setting forth the authorized shares of Common Stock and Preferred Stock.

If the Company fails to enter into an agreement with U.S. Department of Energy (the "DOE") for its SunShot Incubator Program award (of which the Company received notification May 8, 2012) by December 31, 2012, then you shall be awarded an additional 200,000 options by the Board of Directors by a date no later than January 30, 2013. If the Company enters into such agreement with the DOE but the amount of the award, assuming satisfaction of all milestones set forth in the agreement (the "Award Amount"), is less than $1,800,000, then you shall be granted additional options by the Board in an amount equal to (1 – (Award

Amount)/$1,800,000) * 200,000. Thus, by way of example, if the Award Amount were $900,000, you would receive an additional 100,000 options (1-$900,000/$1,800,000)*200,000. The additional options shall be awarded with a strike price equal to the fair market value of the Company's Common Stock at the time of the grant and the same vesting dates as the original 510,000 options.

The Options will be governed in all respects by the Solar Mosaic, Inc. 2011 Omnibus Equity Incentive Plan and other grant documentation to be provided to you, and the date to begin vesting shall be the date of the first day of your employment with us.

You will be eligible to participate in the Company's standard health insurance and benefits package, subject to the terms and conditions of the applicable plans. You will also be eligible for three (3) weeks of vacation and the Company's standard sick time and holiday benefits. Additionally, the Company will pay for the business portion of your cellphone bill, estimated to be $150 per month. The Company may modify or cancel benefits from time to time as it deems appropriate in its sole discretion.

At-Will Employment

Your employment with the Company is for no specified duration and may be terminated either by you or the Company at any time and for any reason whatsoever, with or without Cause or advance notice. The Company also retains the right to make all other decisions concerning your employment (*e.g.*, changes to your position, title, level, responsibilities, compensation, job duties, reporting structure, work location, work schedule, goals or any other managerial decisions) at any time, with or without Cause or advance notice, as it deems appropriate in its sole discretion. This at-will employment relationship cannot be changed except in writing signed by you and the CEO.

Severance Pay

Notwithstanding the foregoing paragraph, If, within one (1) year after the date when your employment commences, the Company terminates your employment for any reason other than Cause or you resign for Good Reason (as those terms are defined below), then the Company will pay you a lump sum equal to four (4) months and two (2) weeks of base salary at the rate in effect on the date when your employment commences, provided that you (a) sign a general release of claims (in such form as the Company may request) of all known and unknown claims (other than your rights with respect to any Options then exercisable) that you may then have against the Company or persons affiliated with the Company and (b) have returned all Company property. Such severance payment shall be subject to deductions and withholding in accordance with the Company's standard payroll practices.

For purposes hereof:

(a) "Cause" shall mean shall mean (i) your failure to substantially perform your assigned duties or responsibilities as directed or assigned by the Board after written notice thereof from the Board to you describing in reasonable detail your failure to perform such duties or responsibilities and your having had the opportunity to address the Board regarding such alleged failures and your failure to remedy the same within 30 days of receiving written notice, (ii) your engaging in illegal conduct that was or is materially injurious to the Company or its affiliates, (iii) your material violation of a federal or state law or regulation directly or indirectly applicable to the business of the Company or its affiliates, which violation was or is reasonably likely to be materially injurious to the Company or its affiliates, (iv) your material breach of the terms of any confidentiality agreement or invention assignment agreement between the Stockholder and the Company (or any affiliate of the Company), or (v) your being convicted of, or entering a plea of *nolo contendere* to, a felony or committing any material act of moral turpitude, dishonesty or fraud against, or the misappropriation of material property belonging to, the Company or its affiliates.

(b) "Good Reason" shall mean your resignation within thirty (30) days following the expiration of any Company cure period (discussed below) following the occurrence of one or more of the following, without your express written consent: (i) a material reduction in your base salary (except where there is a reduction applicable to the management team generally), provided that "base salary" shall be understood to exclude any bonus compensation, and provided further, that a reduction in your base salary of ten percent (10%) or less in any one year will not be deemed a material reduction; (ii) a material change in the geographic location of your primary work facility or location, provided that a relocation of less than twenty (20) miles from your then present location will not be considered a material change in geographic location; (iii) any breach by the Company of this Agreement or any other agreement between you and the Company that is approved by the Board of Directors of the Company, provided that such breach materially and adversely affects you; (iv) a material adverse change in your authority, duties or responsibilities, provided that no material adverse change shall be deemed to have occurred so long as you remain a senior executive officer of the Company and are given such authority, duties and responsibilities as are consistent with such position; or (v) the Board's failure to approve your initial grant of 510,000 options prior to September 30, 2012. You will not resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for "Good Reason" within ninety (90) days of the initial existence of the grounds for "Good Reason" and a reasonable cure period, but in no case more than forty-five (45) days, following the date the Company receives such notice during which such condition must not have been cured.

Miscellaneous

Your employment with the Company pursuant to this offer is contingent on your signing the Company's standard employee confidentiality and invention assignment agreement (attached) prior to your start date, providing satisfactory proof of your right to work in the United States as required by law and on the Company's successful verification of your qualifications, background, experience, references and any information you provided to the Company prior to the issuance of this letter.

This letter, together with your stock option agreements, and confidential information and invention assignment agreement, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company on the terms of your employment with the Company and supersedes any prior representations, understandings, promises or agreements, whether oral or written, by anyone regarding employment with the Company.

The employment terms in this letter (other than those reserved for the Company's discretion) may only be modified in a writing signed by both you and the CEO.

Sincerely,

____
Daniel Rosen, CEO

ACCEPTED AND AGREED:

____
Greg Rosen June 8th, 2012

EXHIBIT A

JOB DESCRIPTION

Chief Investment Officer Job Description and Key Responsibilities:

Lending strategy
Product definition, market-sizing, asset, segment, credit guidelines and creative structuring
Ties to regulatory framework / constraints

Lending origination, credit analysis, underwriting, documentation
Risk scoring / pricing / policies
Pipeline management
Credit policies and risk management

Policies, default scenarios, collections, crowdfunding as it relates to loans, etc
Workout scenarios

Strategic partnerships - partnership strategy and execution across solar ecosystem
Including corporate investment options

Lending - legal
State compliance - lending and usury laws
Documentation of lending practices for securities filing

Fundraising
Role in determining corporate strategy and direction; generating investor documentation including marketing materials and modeling; fundraising pitches and investor diligence requests

Securities strategy (with CFO)
Mosaic role / structure
Evaluation of alternatives (Reg D, S1, Jobs Act, REIT, S-X, SPAC, etc)
Competitive intel (Renewal Funding, Solar Gardens, etc)

Securities negotiation & execution (with CFO)
Emphasis of business case with lawyers, regulators
Write and/or update regulatory docs / prospectus, drafting comments, policies to comply

Product - leverage to enable scalable lending process

Special projects and miscellaneous
Policy, grant opportunities, etc
Other projects as defined TBD by CEO

EXHIBIT B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:21 PM 05/11/2012
FILED 05:16 PM 05/11/2012
SRV 120552146 - 4989450 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SOLAR MOSAIC, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Solar Mosaic Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Solar Mosaic, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on May 24, 2011.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Solar Mosaic, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) Twelve Million (12,000,000) shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) Four Million Eight Hundred Sixty-Five Thousand Four Hundred Thirty-Three (4,865,433) shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

Four Million Twenty-Three Thousand Four Hundred Thirty-Three (4,023,433) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" and Eight Hundred Forty-Two Thousand (842,000) shares of the authorized and unissued Preferred Stock are hereby designated "**Series FF Preferred Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The holders of the then outstanding Series A Preferred Stock shall be entitled to receive, when, if and as declared by the Board of Directors, out of assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the Common Stock or Series FF Preferred Stock (payable other than in Common Stock or other securities or rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock), dividends at the annual rate of $0.0744 per share of Series A Preferred Stock, as adjusted for any stock splits, reverse stock splits, stock dividends and similar recapitalization events (each a "**Recapitalization Event**"). No dividends shall be paid on any share of Series FF Preferred Stock or Common Stock unless a dividend (including the amount of any dividends paid pursuant to the above provisions of this Section 1) is paid with respect to all outstanding shares of Series A Preferred Stock in an amount for each such share of Series A Preferred Stock equal to or greater than the aggregate amount of such dividends for all shares of Common Stock into which each such share of Series A Preferred Stock could then be converted. The right to dividends on shares of Series A Preferred Stock shall not be cumulative, and no right shall accrue to holders of

Series A Preferred Stock by reason of the fact that dividends on said shares are not declared in any period, nor shall any undeclared or unpaid dividend bear or accrue interest.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) $0.93 (the "**Series A Original Issue Price**"), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Series FF Preferred Stock and Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Series FF Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder and assuming the conversion of all outstanding Series FF Preferred Stock into Common Stock.

2.3 Deemed Liquidation Events.

2.3.1. Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock elect otherwise by written notice sent to the Corporation at least thirty (30) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2. Required Allocation. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

2.3.3. Amount Deemed Paid or Distributed. If the amount deemed paid or distributed under this Subsection 2.3.3 is made in property other than in cash, the value of such distribution shall be the fair market value of such property, determined as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability,

(i) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three (3) days prior to the closing of such transaction; or (iii)if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(b) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock or Series FF Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock and Series FF Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A Preferred Stock and Series FF Preferred Stock shall vote together with the holders of Common Stock as a single class. For the avoidance of doubt, the holders of Series FF Preferred Stock shall not be entitled to vote as Preferred Stock on any matters for which only one or more other series of Preferred Stock (but not Common Stock) vote.

3.2 Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation and the holders of record of the shares of Common Stock and Series FF Preferred Stock, exclusively and voting together as a single class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock, Series FF Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock, Series FF Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock and Series FF Preferred Stock), voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Series A Preferred Stock Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

3.3.1. liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event or consent to any of the foregoing;

3.3.2. amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

3.3.3. create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4. alter or amend, in an adverse manner, the rights, preferences and privileges of the Series A Preferred Stock;

3.3.5. purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock and/or the Series FF Preferred Stock solely in the form of additional shares of Common Stock or Series FF Preferred Stock, as applicable, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof or (iv) repurchases of stock resulting from the exercise of a contractual right of first refusal entitling the Corporation to purchase such shares upon substantially the same terms offered by a third party;

3.3.6. increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.7. increase or decrease the number of authorized of shares of Series A Preferred Stock, Series FF Preferred Stock or Common Stock;

3.3.8. issue any of the authorized, but unissued shares of Series A Preferred Stock (other than the 3,485,799 shares that are reserved for issuance under the Series a Preferred Stock Purchase Agreement, dated as of the Series A Original Issue Date); or

3.3.9. increase the number of shares of Common Stock reserved for issuance under the Company's 2011 Omnibus Equity Incentive Plan or any other equity incentive plan of the Company.

4. Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1. Series A Preferred Stock. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to $0.93. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2. Series FF Preferred Stock. Each share of Series FF Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.00 (the "**Series FF Original Issue Price**") by the Series FF Conversion Price (as defined below) in effect at the time of conversion. The "**Series FF Conversion Price**" shall initially be equal to $1.00. Such initial Series FF Conversion Price, and the rate at which shares of Series FF Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.2 Automatic Conversion.

4.2.1. Series A Preferred Stock. Each share of Series A Preferred Stock shall automatically be converted into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price then in effect upon:

(a) the vote or written consent of the holders of at least majority of the then outstanding shares of Series A Preferred Stock to the conversion of all then outstanding Series A Preferred Stock to Common Stock, voting as a separate series on an as-converted basis; or

(b) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1 (or a successor form) under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock with aggregate gross proceeds to the Corporation (prior to underwriters' commissions and expenses) of not less than Twenty Million Dollars ($20,000,000) (a "**Qualified IPO**").

4.2.2. Series FF Preferred Stock.

(a) Conversion into Common Stock. Each share of Series FF Preferred Stock shall automatically be converted into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series FF Original Issue Price by the Series FF Conversion Price then in effect upon:

(i) the vote or written consent of the holders of at least majority of the then outstanding shares of Series FF Preferred Stock to the conversion of all then outstanding Series FF Preferred Stock to Common Stock, voting as a separate series on an as-converted basis;

(ii) the closing of a Qualified IPO; or

(iii) any transfer of Series FF Preferred Stock that is not (A) made in connection with an equity financing of the Corporation in connection with which the Corporation issues and sells at least One Million Dollars ($1,000,000) of its Preferred Stock (other than Series FF Preferred Stock) (an "**Equity Financing**") or (B) authorized by the Board of Directors of the Corporation.

(b) Conversion into Subsequent Preferred Stock. Immediately upon the purchase of shares of Series FF Preferred Stock by an investor in connection with an Equity Financing, each such share of Series FF Preferred Stock shall automatically be converted into such number of shares of preferred stock sold in such Equity Financing ("**Subsequent Preferred Stock**") as is determined by multiplying (i) the number of shares of Common Stock that the Series FF Preferred Stock could be converted into pursuant to Subsection 4.1.2 by (ii) the Conversion Ratio (as defined below). "**Conversion Ratio**" shall mean, for each Equity Financing, the inverse of the ratio of which a share of Subsequent Preferred Stock issued in such Equity Financing is convertible into Common Stock. Notwithstanding anything to the contrary herein, shares of Series FF Preferred Stock that are subject to a right of repurchase in favor of the Corporation based upon the holder's continued service to the Corporation may not be converted into shares of Subsequent Preferred Stock pursuant to this Subsection 4.2.2(b).

4.2.3. Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the conversion rights provided for in Subsections 4.1 and 4.2 shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock and Series FF Preferred Stock, as applicable.

4.3 Fractional Shares. No fractional shares of Common Stock or Subsequent Preferred Stock, as applicable, shall be issued upon conversion of the Series A Preferred Stock or Series FF Preferred Stock, as applicable. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by (i) the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation, in the case of conversions into Common Stock, and (ii) the per share purchase price paid in an Equity Financing for a share of Subsequent Preferred Stock, in the case of conversions into Subsequent Preferred Stock. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, the holder is at the time converting into Common Stock or Subsequent Preferred Stock, as applicable, and the aggregate number of shares of Common Stock or Subsequent Preferred Stock, as applicable, issuable upon such conversion.

4.4 Mechanics of Conversion.

4.4.1. Notice of Conversion. Before any holder of Series A Preferred Stock or Series FF Preferred Stock, as applicable, shall be entitled to convert the same into shares of Common Stock under Subsection 4.1, such holder shall surrender the certificate or certificates therefor (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), duly endorsed, at the office of the transfer agent for the Series A Preferred Stock or Series FF Preferred Stock, as applicable (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock or Series FF Preferred Stock, as applicable, represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. A conversion shall be deemed to have been made as of the following time (the "**Conversion Time**"): (i) with respect to conversions pursuant to Subsection 4.1, immediately prior to the close of business on the date of such surrender of the certificates representing the shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, to be converted, (ii) in the case of an automatic conversion pursuant to Subsection 4.2.1(a) or 4.2.2(a)(i), upon the close of business on the date when the vote or written consent approving such automatic conversion is effective, (iii) in the case of an automatic conversion upon a Qualified IPO pursuant to Subsection 4.2.1(b) or

4.2.2(a)(ii), immediately prior to the closing of the offering, (iv) in the case of an automatic conversion pursuant to Subsection 4.2.2(a)(iii), upon the delivery to the Corporation or its transfer agent of the certificates representing such shares of Series FF Preferred Stock, duly endorsed for transfer, and (v) in the case of an automatic conversion pursuant to Subsection 4.2.2(b), immediately after the purchase of such shares of Series FF Preferred Stock by an investor in connection with an Equity Financing. As of the applicable Conversion Time, the person or persons entitled to receive the shares of Common Stock or Subsequent Preferred Stock, as applicable, issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock or Subsequent Preferred Stock, as applicable, on such date. Notwithstanding the foregoing, the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, are delivered to the Corporation or its transfer agent as provided above (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate). Subject to the foregoing, the Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series A Preferred Stock or Series FF Preferred Stock, as applicable, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock or Subsequent Preferred Stock, as applicable, issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, represented by the surrendered certificate that were not converted into Common Stock or Subsequent Preferred Stock, as applicable, (ii) pay in cash such amount as provided in Subsection 4.3 in lieu of any fraction of a share of Common Stock or Subsequent Preferred Stock, as applicable, otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, converted.

4.4.2. Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock or Series FF Preferred shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock and Series FF Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock and Series FF Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock and Series FF Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series A Conversion Price or Series FF Conversion Price, as applicable, below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock or Series FF Preferred Stock, as applicable, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series A Conversion Price or Series FF Conversion Price, as applicable.

4.4.3. Effect of Conversion. All shares of Series A Preferred Stock or Series FF Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.3 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock or Series FF Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, accordingly.

4.4.4. No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price or Series FF Conversion Price, as applicable, shall be made for any declared but unpaid dividends on the Series A Preferred Stock or Series FF Preferred Stock, as applicable, surrendered for conversion or on the Common Stock delivered upon conversion.

4.4.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock or Series FF Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock or Series FF Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.5 Adjustments to Series A Conversion Price for Diluting Issues.

4.5.1. Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.5.3, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split or other distribution on shares of Common Stock that is covered by Subsection 4.6, 4.7, 4.8 or 4.9;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors of the Corporation; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

4.5.2. No Adjustment of Series A Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series A Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.5.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.5.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the

Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.5.4 (either because the consideration per share (determined pursuant to Subsection 4.5.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.5.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.5.4, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.5.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses

(b) and (c) of this Subsection 4.5.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.5.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.5.4. Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.5.3), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "**CP_2**" shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "**CP_1**" shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.5.5. Determination of Consideration. For purposes of this Subsection 4.5, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.5.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.5.6. Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.5.4 , and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.6 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price and Series FF Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price and Series FF Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.7 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price and Series FF Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price and Series FF Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price and Series FF Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price and Series FF Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Series A Preferred Stock and Series FF Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock and Series FF Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event. provision shall be made so that the holders of the Series A Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the kind and amount of securities of the Corporation, cash or other property which they would have been entitled to receive had the Series A Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this paragraph with respect to the rights of the holders of the Series A Preferred Stock; provided, however, that no such provision shall be made if the holders of Series A Preferred Stock receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities, cash or other property in an amount equal to the amount of such securities, cash or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.9 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock or the Series FF Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5, 4.7 or 4.8), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock and Series FF Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock or Series FF Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock and Series FF Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price and the Series FF Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock and the Series FF Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.9 shall be construed as preventing the holders of Series A Preferred Stock and Series FF Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.9 be deemed conclusive evidence of the fair value of the shares of Series A Preferred Stock and Series FF Preferred Stock in any such appraisal proceeding.

4.10 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price or the Series FF Conversion Price, as applicable, pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock or Series FF Preferred Stock, as applicable, a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock or Series FF Preferred Stock, as applicable, is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock or Series FF Preferred Stock, as applicable, (but in any event not later than fifteen (15) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price or Series FF Conversion Price, as applicable, then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock or Series FF Preferred Stock, as applicable.

4.11 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock or the Series FF Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock and the Series FF Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock or the Series FF Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock, the Series FF Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock or Series FF Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock or Series FF Preferred Stock following redemption.

6. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock or Series FF Preferred Stock, as applicable, set forth herein may be waived on behalf of all holders of Series A Preferred Stock or Series FF Preferred Stock, as applicable, by the affirmative written consent or vote of the holders of at least a majority of the Series A Preferred Stock then outstanding or a majority of the Series FF Preferred Stock then outstanding, as applicable.

7. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock or Series FF Preferred Stock, as applicable, shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The Corporation is authorized to provide indemnification of (and advancement of expenses to) agents (as defined in Section 317 of the California Corporations Code) through Bylaw provisions, agreements with agents, the affirmative vote of shareholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits on indemnification set forth in Sections 204 and 317 of the California Corporations Code with respect to actions for breach of duty to the Corporation or its stockholders, to the extent the Corporation is subject to those provisions pursuant to Section 2115 of the California Corporations Code. To the fullest extent permitted by the General Corporation Law, as the same exists or may hereafter be amended, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, the affirmative vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders and others.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or increase the liability of any director, officer or other agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

ELEVENTH: In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the California Corporations Code shall not apply in all or in part with respect to such repurchases.

TWELFTH: The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 11th day of May, 2012.

By: /s/ Daniel Rosen
Daniel Rosen, Chief Executive Officer

ARMANINO MCKENNA LLP
Certified Public Accountants & Consultants

50 West San Fernando Street, Suite 600
San Jose, CA 95113-2433
ph: 408.200.6400
fx: 408.200.6401
www.amllp.com

Exhibit 10.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Amendment No. 3 to the Regulation A Offering Statement of Solar Mosaic, Inc. on Form 1-A of our report dated as of April 18, 2012, with respect to our audits of the consolidated financial statements of Solar Mosaic, Inc. as of December 31, 2011 and 2010 and for the years then ended, which appears in in the Offering Circular, which is part of the Regulation A Offering Statement.

Armanino McKenna LLP

Armanino McKenna LLP
San Jose, California
August 17, 2012